Form 20-F
period 2022-03-31
Virax Biolabs Group Ltd
filed 2022-08-12
CIK 1885827

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2022

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF

Date of event requiring this shell company report________________________

For the transition period from__________ to ___________

Commission File No. 001-41440

Virax Biolabs Group Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

30 Broadwick Street
London, W1F 8LX
United Kingdom
Telephone +44 020 7788 7414

(Address of principal executive offices)

James Foster
Chief Executive Officer
Telephone +44 020 7788 7414

jf@viraxbiolabs.com

30 Broadwick Street
London, W1F 8LX
United Kingdom
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $.0001 per share	VRAX	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (March 31, 2022): 815,746,293 ordinary shares are outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☐
				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements, about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by us with the U.S. Securities and Exchange Commission, or the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below.

This Annual Report on Form 20-F identifies important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements, particularly those set forth under the heading “Risk Factors.” The risk factors included in this Annual Report on Form 20-F are not necessarily all the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•
uncertainties regarding the governmental, economic and political circumstances in the PRC and Hong Kong;
•
limited operating history of the business;
•
timing of the development of future business;
•
capabilities of our business operations;
•
expected future economic performance;
•
competition in our market;
•
continued market acceptance of our services and products;
•
protection of our intellectual property rights;
•
changes in the laws that affect our operations;
•
inflation and fluctuations in foreign currency exchange rates;
•
our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;
•
continued development of a public trading market for our securities;
•
the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;
•
managing our growth effectively;
•
projections of revenue, earnings, capital structure and other financial items;
•
fluctuations in operating results;
•
dependence on our senior management and key employees; and
•
other factors set forth under “Risk Factors.”

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date of this Annual Report on Form 20-F and are expressly qualified in their entirety by the cautionary statements included in this Annual Report on Form 20-F. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

CERTAIN DEFINITIONS

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“Exchange Act” refers to the United States Securities Exchange Act of 1934, as amended;

●	“FDA” refers to the United States Food and Drug Administration;

●	Virax Biolabs,” the “Company,” “we,” “us” and “our” refer to Virax Biolabs Group Limited and our wholly owned subsidiaries;
●	"HKco” refers to Virax Biolabs Limited, a wholly owned Hong Kong subsidiary of the Company, serving as a holding company;
●	"Virax Immune T-Cell” refers to Virax Immune T-Cell Medical Device Company Limited, a wholly-owned subsidiary of HKco;
●	"SingaporeCo” refers to Virax Biolabs Pte. Limited, an operating subsidiary incorporated in Singapore;
●	“Logico BVI.” refers to Logico Bioproducts Corp., a wholly-owned subsidiary of SingaporeCo incorporated in the British Virign Islands;
●	“Shanghai Xitu” refers to Shanghai Xitu Consulting Co., Limited, a wholly-owned subsidiary of Logico BVI and a wholly foreign owned enterprise incorporated in China;
●	“IVD” refers to in-vitro diagnostics;

●	“Group” refers to the consolidated entities of Virax Biolabs Group Limited.;

●	“ordinary shares” refers to our ordinary shares, each of $0.0001 par value;

●	“SEC” referes to the United States Securities and Exchange Commission;

●	“Securities Act” referes to the Securities Act of 1933, as amended;

●	“$,” “USD,” “US$” and “U.S. dollar” refers to the United States dollar; and

●	“RMB,” refers to the Renminbi

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Oﬀer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. [Reserved]

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the oﬀer and use of proceeds.

Not applicable.

D. Risk factors.

Risks Related to Our Business and Industry

We have limited operating history, have incurred operating losses for the years ended March 31, 2022 and 2021 and expect to incur significant losses for the foreseeable future. We may not generate sufficient revenue or become profitable or, if we achieve profitability, we may not be able to sustain it. Therefore, it is too early to draw meaningful conclusions from the financial performance of the Group due to the change in our business focus since 2020 as our commercialized brands are ViraxClear and ViraxCare, which have been put into market since 2020.

Biotechnology product development is a highly speculative undertaking and involves a substantial degree of risk. We are a clinical-stage biopharmaceutical company with a limited operating history upon which you can evaluate our business and prospects. We commenced operations in 2013, and to date, we have focused primarily on organizing and staffing our company, business planning, raising capital, performing research and development activities on our Virax branded products, primarily the development of Virax Immune products and its mobile application, establishing our intellectual property portfolio, and conducting clinical trials. Prior to the introduction of Virax branded products in 2020, the Group was engaged in the FMCG importation business into the PRC. We began to roll out sales of our Virax branded products since 2020. As a result, it is too early to draw meaningful conclusions from the financial performance of the Group due to the change in our business focus since 2020 as our commercialized brands are ViraxClear and ViraxCare, which have been put into market since 2020. Consequently, any predictions made about our future success or viability may not be as accurate as they could be if we had a history of successfully developing and commercializing products.

We have incurred operating losses since we began sales of our Virax branded products. If our primarily product candidate is not successfully commercialized, namely, Virax Immune, we may not generate further revenue. Our net losses were $1,749,870 and $672,915 for the years ended March 31, 2022 and 2021, respectively. As of March 31, 2022, we had an accumulated deficit of $6,336,966. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. Virax Immune products will require additional development time and resources before we would be begin generating revenue from product sales. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase substantially as we conduct our ongoing and further preclinical studies and clinical trials for our Virax Immune products, the development of Virax Immune’s mobile application, continue our research and development activities, potential mergers and acquisitions of companies and/or patents, and seek obtain product certification approvals in the territories we have identified, as well as hire additional personnel, obtain and protect our intellectual property and incur additional costs for commercialization or to expand our pipeline of product candidates.

To become and remain profitable, we must succeed in developing and eventually commercializing products that generate sufficient revenue. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials of our product candidates, obtaining product certification approvals in the territories we have identified and manufacturing, marketing and selling any products for which we obtained product certification approvals. We expect to submit our new T-Cell IVD test kit under the name Virax Immune for regulatory approval in the first half of 2023. We may never succeed in these activities and, even if we do, may never generate revenues that are sufficient enough to achieve profitability. In addition, we have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biotechnology industry. Because of the numerous risks and uncertainties associated with biotechnology product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product candidates or even continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We expect to make significant investments with respect to our gross income in our continued research and development of new products and services, which may not be successful.

We are seeking to build upon our existing R&D to develop a pipeline of T-Cell testing IVD kits and medical devices that are effective in the diagnosis of major viral threats, including, but not limited to COVID-19. For example, we are developing our Virax Immune, a Covid test seeking detection of T-Cell immune responses to the SARS-Cov-2, that are useful for determining inherent protection against the virus and also useful in determining the degree of long-term protection after recovery from COVID-19.

Developing new products and services is a speculative and risky endeavor. Products or services that initially show promise may fail to achieve the desired results or may not achieve acceptable levels of analytical accuracy or clinical utility. We may need to alter our products in development and repeat clinical studies before we identify a potentially successful product or service. Product development is expensive, may take years to complete and can have uncertain outcomes. Failure can occur at any stage of the development. If, after development, a product or service appears successful, we or our partners may, depending on the nature of the product or service, still need to obtain regulatory clearances, authorizations or approvals before we can market it. The regulatory clearance, authorization or approval pathways are likely to involve significant time, as well as additional research, development and clinical study expenditures. The regulatory authorities may not clear, authorize or approve any future product or service we develop. Even if we develop a product or service that receives regulatory clearance, authorization or approval, we or our partners would need to commit substantial resources to commercialize, sell and market it before it could be profitable, and the product or service may never be commercially successful. Additionally, development of any product or service may be disrupted or made less viable by the development of competing products or services.

New potential products and services may fail at any stage of development or commercialization and if we determine that any of our current or future products or services are unlikely to succeed, we may abandon them without any return on our investment. If we are unsuccessful in developing additional products or services, our potential for growth may be impaired, and our business, financial condition and results of operations may be adversely affected.

If we are not successful in leveraging Virax Immune platform to discover, develop and commercialize additional products and services, our ability to expand our business and achieve our strategic objectives would be impaired.

A key element of our strategy is to leverage our Virax Immune platform to discover, develop and potentially commercialize additional products and services through synergy with our T-Cell testing kits and Virax Immune Mobile App. If we are unable to generate compelling evidence supporting our T-Cell test results, our platform may face a broader obstacle to using our diagnostics data for commercially viable products and services.

Identifying new products and services requires substantial technical, financial and human resources, whether or not any products or services are ultimately developed or commercialized. We may pursue what we believe is a promising opportunity to leverage our platform only to discover that certain of our risk or resource allocation decisions were incorrect or insufficient, or that individual products, services or our science in general has technology or biology risks that were previously unknown or underappreciated. Our strategy of pursuing the value of our diagnostics platform over a long time horizon and developing relevant technological products with synergy may not be effective. In the event material decisions in any of these areas turn out to be incorrect or sub-optimal, we may experience a material adverse impact on our business and ability to fund our operations and we may never realize what we believe is the potential of our in-vitro diagnostics platform.

Our efforts to develop T-Cell In-Vitro Diagnostic Test may not be successful, and it may not yield the insights we expect at all or on a timetable that allows us to develop or commercialize any new diagnostic products.

We are currently developing a new COVID-19 test seeking detection of T-Cell immune responses to the SARS-Cov2-virus named Virax Immune. T-Cells are responsible for part of the immune response to the coronavirus; they identify the virus, bind to it and alert the rest of the immune system to its presence, coordinating the immune cells against the viral attack.

Virax Immune may not yield clinically actionable insights on a timetable that is commercially viable, or at all. Our initial goal is to leverage the Virax Immune in connection with ViraxClear to enable early or accurate detection of COVID-19. We have confirmed clinical signals for SARS-CoV-2. If our computational modeling and machine learning efforts do not accelerate the pace at which we can validate our diagnostic method, the timetable for our business model may not be commercially viable. Even if we can accelerate this timeline, our products and services derived from our novel technologies may have product or service level errors. If we are unable to make meaningful progress in our technology and successfully use it to develop and commercialize new diagnostic products or services, our business and results of operations will suffer.

If we are not successful in obtaining regulatory approvals for our Virax Immune products, we may not be able to commercialize our products in the expected timeframe or at all, and our ability to expand our business and achieve our strategic objectives would be impaired.

Currently, we are developing a T-Cell IVD test kit under the Virax Immune brand for COVID-19 initially, which we subsequently intend to adapt for immunological profiling against multiple viral threats. We consider the United States as a target market with significant potential for our T-Cell IVD test kit. For example, in the United States, the FDA regulates the sale or distribution of medical devices, including but not limited to, IVD test kits. IVD products are subject to regulation by the FDA as medical devices to the extent that they are intended for use in the diagnosis, treatment, mitigation or prevention of disease or other conditions. They are subject to premarket review and post market controls which will differ depending on how the FDA classifies a specific IVD.

The information that must be submitted to the FDA in order to obtain clearance or approval to market a new medical device varies depending on how the medical device is classified by the FDA. Medical devices are classified into one of three classes depending on the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls, including labeling requirements, and adherence to the FDA’s quality system regulations, or QSRs, which are device-specific current good manufacturing practices. Class II devices are subject to premarket notification, QSRs, general controls and sometimes special controls, including performance standards and post-market surveillance. Class III devices are subject to most of the previously identified requirements as well as to pre-market approval. Class I devices are exempt from premarket review; most Class II devices require 510(k) clearance, and all Class III devices must receive premarket approval before they can be sold in the United States.

A 510(k) premarket notification requires the sponsor to demonstrate that a medical device is substantially equivalent to another marketed device, termed a “predicate device,” that is legally marketed in the United States and for which a premarket approval was not required. A device is substantially equivalent to a predicate device if it has the same intended use and technological characteristics as the predicate; or has the same intended use but different technological characteristics, where the information submitted to the FDA does not raise new questions of safety and effectiveness and demonstrates that the device is at least as safe and effective as the legally marketed device.

A Premarket Approval process is more complex, costly and time consuming than the 510(k) process. A PMA must be supported by more detailed and comprehensive scientific evidence, including clinical data, to demonstrate the safety and efficacy of the medical device for its intended purpose. If the device is determined to present a “significant risk,” the sponsor may not begin a clinical trial until it submits an investigational device exemption (IDE) to the FDA and obtains approval to begin the trial.

Should we fail to obtain the necessary FDA’s or the relevant regulatory authority’s approval, for example, to demonstrate to the FDA or the relevant regulatory authority’s satisfaction that our T-Cell IVD test kits are safe and effective, we may not be able to commercialize our Virax Immune product and/or platform in the expected timeframe or at all, and our ability to expand our business and achieve our strategic objectives would be impaired.

We will face significant challenges in successfully commercializing our products, particularly in new markets.

We have set up our existing sales and marketing infrastructure through the ViraxCare and ViraxClear brands. We plan to establish our own sales and marketing capabilities and promote our product candidates if and when regulatory approval has been obtained in the United Kingdom, European Union and North America, and to expand to other markets as well. In order to successfully commercialize our products in these new markets, we require appropriate infrastructure such as information technology, enterprise resource planning and forecasting. At the moment, we have entered into arrangements with third parties to perform these services. However, even if we establish sales and marketing capabilities, we may fail to launch our products effectively or to market our products effectively. Recruiting and training a sales force is expensive and costs of creating an independent sales and marketing organization and of marketing and promotion could be above what we anticipate. In addition, recruiting and training a sales force is time consuming and could delay any product launch. In the event that any such launch is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

If we enter into arrangements with third parties to perform sales and marketing services, our product revenues or the profitability of these product revenues to us could be lower than if we were to market and sell any products that we develop ourselves. Such collaborative arrangements may place the commercialization of our products outside of our control and would make us subject to a number of risks including that we may not be able to control the amount or timing of resources that our collaborative partner devotes to our products or that our collaborator’s willingness or ability to complete its obligations, and our obligations under our arrangements may be adversely affected by business combinations or significant changes in our collaborator’s business strategy. In addition, we may not be successful in entering into arrangements with third parties to sell and market our products or may be unable to do so on terms that are favorable to us. Acceptable third parties may fail to devote the necessary resources and attention to sell and market our products effectively.

If we do not establish sales and marketing capabilities in new markets successfully in our targeted expansion regions or countries, either on our own or in collaboration with third parties, we may not be successful in commercializing our products, which in turn would have a material adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations will depend on the market acceptance and increased demand of our products by hospitals, governments and public health departments, as well as physicians others in the medical community, and the growing proportion of the population who are interested in taking personal charge over their health and wellbeing.

Our future success depends on our products gaining sufficient market acceptance by hospitals, public health departments and consumer groups interested in their health and wellbeing. If our products do not achieve an adequate level of acceptance by such customer groups, we may not generate enough revenue to become profitable. For example, the degree of market acceptance of our T-Cell in-vitro diagnostics product will depend on a number of factors, including:

•
clinical guidelines relative to the screening for, and diagnosis and monitoring of COVID-19;
•
the efficacy and potential advantages of our T-Cell in-vitro diagnostics test over alternative tests;
•
the willingness of our target customers to accept and adopt our products;
•
the availability of reimbursement, or other funding mechanisms to pay for our products;
•
the ability to offer attractive pricing for our products;
•
the strength of marketing and distribution support and the timing of market introduction of competitive products;
•
the ability to offer automation solutions that meet customer needs; and
•
outcomes from clinical studies and other publicity concerning our products or competing products.

Our efforts to educate physicians and other members of the medical community on the benefits of our products may require significant resources and may never be successful. Such efforts to educate the marketplace may require more resources than are required by conventional technologies marketed by our competitors. In particular, continuing to gain market acceptance for our products in nascent markets could be challenging. In certain markets, including, for example Canada and United States, our potential for future growth is difficult to forecast. If we were to incorrectly forecast our ability to penetrate these markets, expenditures that we make may not result in the benefits that we expect, which could harm our results of operations. Additionally, if we lose any of our customers due to significant delays in our ability to obtain re-registration of our T-Cell IVD test in our initial target markets, our results of operations could be materially and adversely affected.

In the event that our products are the subject of guidelines, clinical studies or scientific publications that are unhelpful or damaging, or otherwise call into question the benefits of our products, we may have difficulty in convincing prospective customers to adopt our test. Moreover, the perception by the investment community or shareholders that recommendations, guidelines or studies will result in decreased use of our products could adversely affect the prevailing market price for our Ordinary Shares. Similar challenges apply to all of the products in our pipeline.

The success of some of our products partially depends on the continued demand for diagnostic and products linked to COVID-19 and other major viral diseases.

Even if we achieve market acceptance, our success will partially depend on continued demand for diagnostic products for COVID-19. COVID-19 screening policies could change such that tests are conducted less frequently or in fewer instances. For example, healthcare institutions facing increased cost control requirements could determine to reduce employee testing. In addition, various institutions or governing bodies may decide that the incidence of COVID-19 has dropped sufficiently in the future within their screening population so as to permit reduced testing. Changes to immigration policies and policies relating to resettlement of refugees, as well as other policy changes may substantially reduce testing in the markets we serve and could have a material and adverse effect on our business. In order to reduce our dependency on continued demand for diagnostic products in relation to COVID-19, we are developing our technology to focus on other major viral threats, however, we cannot be sure whether such developments can be successful. If we fail to develop our technology to easily adapt to new variants of coronavirus or potential new viral threats, it may materially adversely affect our financial condition and results of operations.

The success of our proprietary technology T-Cell testing requires us to proceed through clinical and validation studies successfully which is not guaranteed.

In order for our proprietary technology T-Cell IVD test to be successful, we are required to proceed through further clinical and validation studies, which is not guaranteed. Clinical testing or validation is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time and may adversely affect our operations and finances should the there be a prolonged process of clinical and validation studies.

New market opportunities may not develop as quickly as we expect, limiting our ability to market and sell our products successfully.

We intend to take steps to continue to increase the presence of our products in markets both in the target markets and in the wider international market including EU, United States and Canada. We intend to expand our sales force globally and establish additional distributor relationships outside of our direct markets to better access international markets. We believe these opportunities will take substantial time to develop or mature, however, and we cannot be certain that these market opportunities will develop as we expect. The future growth and success of our products in these markets depends on many factors beyond our control, including recognition and acceptance by the scientific community in that market and the prevalence and costs of competing methods of tuberculosis screening. If the markets for our products do not develop as we expect, our business may be adversely affected.

We do not have in place any supply contracts with two of our key suppliers, and any disruptions from such key suppliers could adversely affect our business and results of operations.

As at the date of the report, HKco has an exclusive distribution agreement with one of our key suppliers, Nanjing Vazyme Medical Technology Co., Ltd, but our Group does not have any formal contracts or agreements with two of our key suppliers. If we fail to maintain our relationships with those two key suppliers, or fail to secure additional supply sources from other similar suppliers that meet our quality, quantity and cost requirements in a timely manner, we may be unable to obtain the products that we will require and/or such parts may be available only at a higher cost or after a long delay. We may be unable to identify new suppliers in a timely manner and materials and components from new suppliers may also be less suited for our needs and/or have higher quality control failure rates. Any of these factors could cause delays which could adversely affect our business and results of operations.

We rely on a limited number of suppliers or, in many cases, single suppliers, for laboratory equipment and materials and may not be able to find replacements or immediately transition to alternative suppliers.

Our Group rely on a limited number of suppliers, or in many cases single suppliers, to provide certain sequencers and equipment that we use in our laboratory operations, as well as reagents and other laboratory materials for our products and services. An interruption in our laboratory operations, kit distribution or technology transfer could occur if we encounter delays, quality issues or other difficulties in securing these sequencers, equipment, reagents or other materials, and if we cannot then obtain an acceptable substitute. We are in the process of testing multiple sources of reagents and test complaints from different sources for their validity within the test processes we are developing in order to reduce the chance of such occurrences, however we cannot guarantee such occurrences will not happen. In addition, we would likely be required to incur significant costs and devote significant efforts to find new suppliers, acquire and qualify new equipment, validate new reagents and revalidate aspects of our existing assays, which may cause delays in our processing of samples or development and commercialization of products and services. Any such interruption could significantly affect our business, financial condition, results of operations and reputation. Internal changes in processes or compositions of our reagents or other materials may also require validation efforts by us and supply of new materials from our suppliers which could impact timing of production and levels of inventory while such changes are being implemented. Further, as a result of the COVID-19 pandemic, the overall demand for supplies and equipment used in vaccine development and distribution or other public health or disease prevention initiatives, such as Hamilton tips and freezers, may continue to increase lead times for purchased supplies and equipment, thus potentially lowering our production capacity. Combined with lowered production capacity, any significantly increased demand for new products or services such as T-Cell IVD test may affect our ability to fulfill orders, resulting in a material adverse effect on volume or revenue.

Our suppliers may experience development or manufacturing problems or delays that could limit the growth of our revenue or increase our losses.

Our suppliers may encounter unforeseen situations in the manufacturing of our products that would result in delays or shortfalls in our production. In addition, our suppliers’ production processes and assembly methods may have to change to accommodate any significant future expansion, which may increase our suppliers’ manufacturing costs, delay production of our product, reduce our product margin and adversely impact our business. If our suppliers are unable to keep up with demand for our product by successfully manufacturing and shipping our product in a timely manner, our revenue could be impaired, market acceptance for our product could be adversely affected and our customers might instead purchase our competitors’ products. In addition, developing manufacturing procedures for new products would require developing specific production processes for those products. Developing such processes could be time consuming, and any unexpected difficulty in doing so can delay the introduction of a product.

We have a significant customer concentration, with a limited number of customers accounting for a large portion or all of our revenues.

Our Group derives a large portion or all of our revenues from a few major customers. For the years ended March 31, 2021 and 2020, five customers and three customers accounted for approximately 98% and 100% of the Group’s total sales, respectively. For the six months ended September 30, 2021 and 2020, no customer and one customer accounted for 0% and 100% (unaudited) of the Group’s sales, respectively. There are inherent risks whenever a large percentage of the total revenue is concentrated with a few customers. It is not possible for us to predict the future level of demand for our products that will be generated by these customers or the future demand for our products by these customers. If any of these customers’ demands decline or delayed demands due to market, economic or competitive conditions, we could be pressured to reduce our prices, which could have an adverse effect on our financial position, and could negatively affect our revenues and results of operations. If any of our largest customers terminate the purchase of our products, such termination would materially negatively affect our revenues, results of operations and financial condition.

The COVID-19 pandemic could adversely impact portions of our business that rely on research and development activities or clinical trials and delay or disrupt our pipeline, which may adversely impact revenue.

The extent to which the COVID-19 pandemic may impact our business with respect to research and development and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, vaccine distribution, variants of the virus, the duration of the outbreak, travel restrictions and social distancing in countries, business closures or business disruptions, and the effectiveness of actions taken countries to contain and treat the disease. As the COVID-19 pandemic continues to spread around the globe, we will likely experience disruptions that could severely impact our business with respect to research and development and clinical trials, including:

•
delays or difficulties in enrolling patients or maintaining scheduled study visits in our clinical trials;
•
delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;
•
delays or difficulties in recruiting study participants that fit the criteria necessary for the specific experimental groups required.
•
interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by governments, employers and others;
•
limitations in employee resources that would otherwise be focused on the conduct of our business with respect to research and development or clinical trials, including due to illness of our employees or their families, an increase in childcare responsibilities for certain employees, the desire of our employees to avoid close contact or contact with large groups of people or as a result of the governmental imposition of stay at home orders or similar working restrictions;
•
delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;
•
delays in clinical sites receiving the supplies and materials needed to conduct clinical trials;
•
interruption in global shipping that may affect the transport of clinical trial materials;
•
changes in local regulations as part of a response to the COVID-19 pandemic, which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or discontinuing clinical trials altogether; and
•
delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees.

In addition, regulatory milestones represent a substantial part of our business strategy and are a key component of development revenue. The disruptions set forth above may materially affect our ability to achieve regulatory milestones, resulting in delays in our clinical pipeline and a material adverse effect on revenues.

Our efforts to discover and develop products and services related to COVID-19 and major viral threats, namely Virax Immune products, may not be successful from either a platform extension or commercialization perspective.

We are attempting to develop a T-Cell IVD test under the Virax Immune brand for major viral threats. Initially, one of the T-Cell tests will include COVID-19. Currently, we have developed a functioning prototype of T-Cell IVD Test but we are still in the process of conducting further tests and we have not submitted any T-Cell IVD Test to any regulatory agency for approval. While we believe quantifying virus-specific T-cells may provide important research and diagnostic advantages because T-cells persist in the immune system later than antibodies, the data upon which such belief is based is limited and our analyses are preliminary. As we continue to collect and analyze additional data, we may find that our initial hypotheses are not applicable to some major viral diseases, new variants of the SARS-CoV-2 virus or are not supported by a larger data set or further analysis. If our beliefs regarding the effectiveness of T-Cells in-vitro diagnostics tests are incorrect, that could have a material adverse effect on the market for T-Cells in-vitro diagnostics tests, our revenue, reputation, financial condition, and our stock price would be adversely impacted.

Our efforts to further develop and commercialize T-Cells diagnostics tests and neutralizing antibodies for major viral diseases and COVID-19 involve a high degree of risk, and our efforts may fail for many reasons, including:

•
failure of our products to be effective against major viral diseases and new variants of COVID-19;
•
failure of our T-Cells diagnostics tests to detect major viral diseases and COVID-19 as expected, including defects and errors;
•
lack of validation data, particularly as new major viral diseases and new variants of COVID-19 arise;
•
failure to demonstrate the analytical accuracy or clinical utility of diagnostic tests;
•
failure to obtain the necessary regulatory approvals or clearances; or
•
commercial disruption caused by the development of competing products or services.

Additionally, there can be no assurances as to the commercial success of T-Cell in-vitro diagnostics tests for major viral disease or COVID-19. Our investments in the discovery and development of products and services related to major viral disease or COVID-19 may not be accretive to our future financial results and if we determine that any product or service is unlikely to succeed, we may abandon them without any return on our investment.

We may be liable for improper collection, use or appropriation of personal information provided by our customers.

We collect certain personal data from our customers in target markets in connection with our business and operations, and we may expand our collection of data into areas including genetic data. Our collection of customer data is subject to various regulatory requirements relating to the security and privacy of data in various jurisdictions. Regulatory requirements regarding the protection of data are constantly evolving and can be subject to different interpretations or significant change, making the extent of our responsibilities in that regard uncertain.

In Europe, Directive 95/46/EC of the European Parliament and of the Council of October 24, 1995 on the protection of individuals with regard to the processing of personal data and on the free movement of such data, or the Directive, and Directive 2002/58/EC of the European Parliament and of the Council of July 12, 2002 concerning the processing of personal data and the protection of privacy in the electronic communications sector (as amended by Directive 2009/136/EC), or the e-Privacy-Directive, have required the European Union, or EU member states, to implement data protection laws to meet strict privacy requirements. Violations of these requirements can result in administrative measures, including fines, or criminal sanctions. The e-Privacy Directive will likely be replaced in time by a new e-Privacy Regulation which may impose additional obligations and risk for our business.

Beginning on May 25, 2018, the Directive was replaced by Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, or the GDPR. The GDPR imposes a broad range of strict requirements on companies subject to the GDPR, such as us, including requirements relating to having legal bases for processing personal information relating to identifiable individuals and transferring such information outside the European Economic Area, or the EEA, including to the United States, providing details to those individuals regarding the processing of their personal information, keeping personal information secure, having data processing agreements with third parties who process personal information, responding to individuals’ requests to exercise their rights in respect of their personal information, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments, and record-keeping. The GDPR substantially increases the penalties to which we could be subject in the event of any non-compliance, including fines of up to 10,000,000 Euros or up to 2% of our total worldwide annual turnover for certain comparatively minor offenses, or up to 20,000,000 Euros or up to 4% of our total worldwide annual turnover for more serious offenses. We face uncertainty as to the exact interpretation of the requirements under the GDPR, and we may be unsuccessful in implementing all measures required by data protection authorities or courts in interpretation of the GDPR.

In particular, national laws of member states of the EU are in the process of being adapted to the requirements under the GDPR, thereby implementing national laws which may partially deviate from the GDPR and impose different obligations from country to country, so that we do not expect to operate in a uniform legal landscape in the EU. In the future, should we collect any genetic data for in connection with our business and operations, our operations may also be subject to the GDPR, which specifically allows national laws to impose additional and more specific requirements or restrictions, and European laws have historically differed quite substantially in this field, leading to additional uncertainty.

We expect that we will continue to face uncertainty as to whether our efforts to comply with our obligations under European privacy laws will be sufficient. If we are investigated by a European data protection authority, we may face fines and other penalties. Any such investigation or charges by European data protection authorities could have a negative effect on our existing business and on our ability to attract and retain new clients or pharmaceutical partners. We may also experience hesitancy, reluctance, or refusal by European or multi-national clients or pharmaceutical partners to continue to use our products and solutions due to the potential risk exposure as a result of the current (and, in particular, future) data protection obligations imposed on them by certain data protection authorities in interpretation of current law, including the GDPR. Such clients or pharmaceutical partners may also view any alternative approaches to compliance as being too costly, too burdensome, too legally uncertain, or otherwise objectionable and therefore decide not to do business with us. Any of the foregoing could materially harm our business, prospects, financial condition and results of operations.

In Singapore, under the Personal Data Protection Act 2012 (the “PDPA”), we are required to, among others, notify individuals of the purposes for the collection, use or disclosure of their personal data prior to such collection, and to also disclose and obtain the consent of individuals during the collection, use or disclosure of their personal data.

A part of our operations are also carried out in China and a portion of the data and personal information we collected will need to be stored in China where relevant to ensure compliance with PRC laws. We do not hold personal information of more than one million users and we believe that the Company’s initial public offering (“IPO”) of Ordinary Shares in July 2022 was not subject to PRC cybersecurity review. In addition, as of the date of this report, we have not received any notice of and are not currently subject to any proceedings initiated by the CAC or any other PRC regulatory authority. In addition, we may be subject to heightened regulatory scrutiny from PRC governmental authorities in the future. As there remains significant uncertainty in the interpretation and enforcement of the Data Security Law and the PIPL, we cannot assure you that we will comply with such regulations in all respects. Any non-compliance with these laws and regulations may subject us to fines, orders to rectify or terminate any actions that are deemed illegal by regulatory authorities, other penalties, including but not limited to reputational damage or legal proceedings against us, which may affect our business, financial condition or results of operations.

We may expand our operations into the Canadian market in the near future. Organizations operating in Canada and covered by the Personal Information Protection and Electronic Documents Act (“PIPEDA”), or equivalent Canadian provincial laws, must obtain an individual’s consent when they collect, use or disclose that individual’s personal information. Individuals have the right to access and challenge the accuracy of their personal information held by an organization, and personal information may only be used for the purposes for which it was collected. If an organization intends to use personal information for another purpose, it must again obtain that individual’s consent.

The in-vitro diagnostics industry is subject to rapid change, which could make our diagnostics platform and related products and services that we develop obsolete.

Our industry is characterized by rapid changes, including technological and scientific breakthroughs, frequent new product and service introductions and enhancements and evolving industry standards, all of which could make our current and future products and services obsolete. Our future success will depend on our ability to keep pace with the evolving needs of our customers on a timely and cost-effective basis and to pursue new market opportunities that develop as a result of scientific and technological advances. In recent years, there have been numerous advances in technologies relating to the diagnosis and treatment of viral diseases, in particular COVID-19. There have also been advances in technologies used to computationally analyze very large amounts of biologic information. If we do not update our products and services to reflect new scientific knowledge about diagnostics technology, software development, our products and services could become obsolete and sales of our current products and services and any future products and services we develop based on our diagnostics platform could decline or fail to grow as expected.

Our business could suffer if we lose the services of, or are unable to attract and retain, key members of our senior management, key advisors or other personnel.

We are dependent upon the continued services of key members of our senior management and a limited number of key advisors and personnel. In particular, we are highly dependent on the skills and leadership of Mr. James Foster, and the other members of management. The loss of any one of these individuals, without adequate time to find a suitable replacement, could disrupt our operations or our strategic plans. Additionally, our future success will depend on, among other things, our ability to continue to hire and retain the necessary qualified scientific, technical, sales, marketing and managerial personnel, for whom we compete with numerous other companies, academic institutions and organizations. The loss of members of our management team, key advisors or personnel, or our inability to attract or retain other qualified personnel or advisors, could have a material adverse effect on our business, results of operations and financial condition. Although all members of our senior management team have entered into agreements that restrict their ability to compete with us for a period of time after the end of their employment, we may be unable to enforce such restrictive covenants at all or for a sufficient duration of time to prevent members of our management team from competing with us.

We depend on our information technology systems and any failure of these systems could harm our business.

We depend on information technology and telecommunications systems, including third-party cloud computing infrastructure, operating systems and artificial intelligence platforms, for significant elements of our operations, including our products research and development and e-commerce platform development. We also depend on our proprietary workflow software to support new product and service launches and regulatory compliance.

We use complex software processes and pipelines to manage samples and evaluate the resulting data. These are subject to initial design or ongoing modifications which may result in unanticipated issues that could cause variability in patient results, leading to service disruptions or errors, resulting in liability.

We have installed, and expect to expand, a number of enterprise software systems that affect a broad range of business processes and functional areas, including systems handling human resources, financial controls and reporting, contract management, regulatory compliance and other infrastructure operations. In addition to these business systems, we have installed, and intend to extend, the capabilities of both our preventative and detective security controls by augmenting the monitoring and alerting functions, the network design and the automatic countermeasure operations of our technical systems. These information technology and telecommunications systems support a variety of functions, including laboratory operations, test validation, sample tracking, quality control, customer service support, billing and reimbursement, research and development activities, scientific and medical curation and general administrative activities. In addition, our third-party billing and collections provider depends upon technology and telecommunications systems provided by outside vendors.

Information technology and telecommunications systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts (such as ransomware) and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautionary measures we have taken to prevent unanticipated problems that could affect our information technology and telecommunications systems, failures or significant downtime of these systems or those used by our partners or subcontractors could prevent us from conducting our diagnostic products development, preparing and providing reports to researchers, clinicians and our partners, billing payors, handling enquiries, conducting research and development activities and managing the administrative aspects of our business. Any disruption or loss of information technology or telecommunications systems on which critical aspects of our operations depend could have an adverse effect on our business and our reputation, and we may be unable to regain or repair our reputation in the future.

We face risks related to natural disasters, health epidemics and other outbreaks, specifically the coronavirus, which could significantly disrupt our operations.

In recent years, there have been outbreaks of epidemics in various countries. Recently, there was an outbreak of a novel strain of coronavirus (COVID-19) in China, which has spread rapidly to several parts of the world. COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities throughout China and several other parts of the world. In March 2020, the World Health Organization declared COVID-19 a pandemic.

Consequently, our results of operations may be adversely, and may be materially, affected, to the extent that the COVID-19 pandemic or any other epidemic harms the global economy in general and in particular the locations of our workforce or revenue generating regions. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the COVID-19 pandemic or treat its impact, almost all of which are beyond our control. Many regions and countries across the world continue to experience significant outbreaks with some regions and countries where business and travel had been reopening now shutting down again in response to new outbreaks. The COVID-19 outbreak has also been seasonal in nature such that it may worsen on an annual basis during the winter months across the world causing disruption to business locally and internationally during the winter months on an annual basis. The extent of the disruption to businesses locally and internationally and the resulting financial impact that has already occurred and that may continue to occur cannot be reasonably estimated at this time. Current and potential impacts on our Group include, but are not limited to, the following:

•
We temporarily closed our Shanghai office and implemented a work-from-home policy in February 2020 initially, as required by relevant regulatory authorities. We reopened our Shanghai office in April 2020. We temporarily closed our Shanghai office in March 2022. as further required by relevant regulatory authorities;
•
Due to the nature of our business, the impact of the closures on our operational capabilities was insignificant, as most of our work force continued working offsite during such office closures;
•
Our customers could potentially be negatively impacted by COVID-19 and the situation may worsen if the COVID-19 pandemic continues, which may cause us to experience significant late payments. We have not yet experienced significant late payments from our customers, but we may if the situation worsens. We will continue to closely monitor our payment collections throughout 2022 and beyond; and
•
Our overall revenue, gross profit and net income may be negatively impacted for the first half of 2022.

Notwithstanding the foregoing possible negative impacts on our business and results of operations, up until now, we do not believe our business operations, financial condition, and results of operations have been materially negatively impacted by the coronavirus pandemic and related shutdowns. Given the nature of our business, the COVID-19 pandemic has improved our business operations, financial condition and operating results for years ended March 31, 2021 and 2020. Our revenue for years ended March 31, 2021 and 2020 was $123,820 and $99,876, respectively. However, because of the uncertainties surrounding the COVID-19 pandemic and regulations and restrictions imposed by local authorities, our operations for the fiscal year 2022 may still be adversely impacted by the COVID-19 pandemic and there is no guarantee that our total revenues for the fiscal year 2022 will grow or remain at a similar level compared to the fiscal year.

In general, our business could be adversely affected by the effects of epidemics, including, but not limited to, COVID-19, avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, severe weather conditions such as a snowstorm, flood or hazardous air pollution, or other outbreaks. In response to an epidemic, severe weather conditions, or other outbreaks, government and other organizations may adopt regulations and policies that could lead to severe disruption to our daily operations, including temporary closure of our offices and other facilities. These severe conditions may cause us and/or our partners to make internal adjustments, including but not limited to, temporarily closing down business, limiting business hours, and setting restrictions on travel and/or visits with clients and partners for a prolonged period of time. Various impacts arising from severe conditions may cause business disruption, resulting in material, adverse impact to our financial condition and results of operations.

Risks Related to Intellectual Property

If we are not able to adequately protect our proprietary intellectual property and information, and protect against third party claims that we are infringing on their intellectual property rights, our results of operations could be adversely affected.

The value of our business depends in part on our ability to protect our intellectual property and information, including our patents, copyrights, trademarks, trade secrets, and rights under agreements with third parties, in the United Kingdom and around the world, as well as our customer, employee, and customer data. Third parties may try to challenge our ownership of our intellectual property globally, the United Kingdom and around the world. In addition, intellectual property rights and protections in the United Kingdom may be insufficient to protect material intellectual property rights globally and the United Kingdom. Further, our business is subject to the risk of third parties counterfeiting our products or infringing on our intellectual property rights. The steps we have taken may not prevent unauthorized use of our intellectual property. We may need to resort to litigation to protect our intellectual property rights, which could result in substantial costs and diversion of resources. If we fail to protect our proprietary intellectual property and information, including with respect to any successful challenge to our ownership of intellectual property or material infringements of our intellectual property, this failure could have a significant adverse effect on our business, financial condition, and results of operations.

If we are unable to adequately protect our intellectual property rights, or if we are accused of infringing on the intellectual property rights of others, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.

Our commercial success will depend in part on our success in obtaining and maintaining patents, copyrights, trademarks, trade secrets and other intellectual property rights in Europe and elsewhere and protecting our proprietary technology. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our technologies or the goodwill we have acquired in the marketplace and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.

We cannot be certain that patents will be issued or granted with respect to applications that are currently pending. As a biotechnology company our patent position is uncertain because it involves complex legal and factual considerations. The standards applied by the European Patent Office, the United States Patent and Trademark Office, or USPTO, and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biotechnology patents. Consequently, patents may not issue from our pending patent applications. As such, we do not know the degree of future protection that we will have on our proprietary products and technology. The scope of patent protection that the European Patent Office and the USPTO will grant with respect to the antibodies in our antibodies product pipeline is uncertain. It is possible that the European Patent Office and the USPTO will not allow broad antibody claims that cover antibodies closely related to our product candidates as well as the specific antibody. As a result, upon receipt of European Medicines Agency or Food and Drug Administration approval, competitors may be free to market antibodies almost identical to ours, including biosimilar antibodies, thereby decreasing our market potential. However, a competitor cannot submit to the European Medicines Agency or Food and Drug Administration an application for a biosimilar product based on one of our products until four years following the date of approval of our “reference product,” and the European Medicines Agency or Food and Drug Administration may not approve such a biosimilar product until 12 years from the date on which the reference product was approved.

We cannot provide any assurances that any of our patents have, or that any of our pending patent applications that mature into issued patents will include, claims with a scope sufficient to protect our products, any additional features we develop for our products or any new products. Other parties may have developed technologies that may be related or competitive to our system, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patent applications, either by claiming the same methods or devices or by claiming subject matter that could dominate our patent position. Our patent position may involve complex legal and factual questions, and, therefore, the scope, validity and enforceability of any patent claims that we may obtain cannot be predicted with certainty. Patents, if issued, may be challenged, deemed unenforceable, invalidated or circumvented. Proceedings challenging our patents could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such proceedings may be costly. Thus, any patents that we may own may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding can result in a third party receiving the patent right sought by us, which in turn could affect our ability to commercialize our products.

Though an issued patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our patents, or develop and obtain patent protection for more effective technologies, designs or methods. We may be unable to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, suppliers, vendors, former employees and current employees.

Our ability to enforce our patent rights depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful.

In addition, proceedings to enforce or defend our patents could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. If any of our patents covering our products are invalidated or found unenforceable, or if a court found that valid, enforceable patents held by third parties covered one or more of our products, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

•
any of our patents, or any of our pending patent applications, if issued, will include claims having a scope sufficient to protect our products;
•
any of our pending patent applications will be issued as patents;
•
we will be able to successfully commercialize our products on a substantial scale, if approved, before our relevant patents we may have expire;
•
we were the first to make the inventions covered by each of our patents and pending patent applications;
•
we were the first to file patent applications for these inventions;
•
others will not develop similar or alternative technologies that do not infringe our patents; any of our patents will be found to ultimately be valid and enforceable;
•
any patents issued to us will provide a basis for an exclusive market for our commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;
•
we will develop additional proprietary technologies or products that are separately patentable; or
•
our commercial activities or products will not infringe upon the patents of others.

We rely, in part, upon unpatented trade secrets, unpatented know-how and continuing technological innovation to develop and maintain our competitive position. Further, our trade secrets could otherwise become known or be independently discovered by our competitors.

We intend to apply for patents in the United States, subject to approval from the relevant regulatory bodies. If we do not obtain protection under the Hatch-Waxman Amendments and similar non-U.S. legislation for extending the term of patents covering each of our product candidates, our business may be materially harmed.

We consider the United States as a target market with significant potential. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if future patents covering our product candidates, their manufacture, or use are obtained, once the patent life has expired, we may be open to competition from competitive medications, including biosimilar medications. Given the amount of time required for the development, testing and regulatory review of new product candidates, future patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our future owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Depending upon the timing, duration and conditions of future FDA marketing approval of our product candidates, one or more of our future U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act and similar legislation in the European Union. The Hatch-Waxman Act permits a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. The patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and only one patent applicable to an approved drug may be extended. However, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. If we are unable to obtain future patent term extension or the term of any such extension is less than we request, the period during which we can enforce our future patent rights for that product will be shortened and our competitors may obtain approval to market competing products sooner than we expect. As a result, our revenue from applicable products could be reduced, possibly materially.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage and changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our products.

The America Invents Act, or the AIA, has been enacted in the United States, resulting in significant changes to the U.S. patent system. An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the USPTO after that date but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by the third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application, but circumstances could prevent us from promptly filing patent applications on our inventions.

Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent in the USPTO. This applies to all of our U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. The AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

Additionally, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

Any inability of us to protect our competitive advantage with regard to any of our product candidates may prevent us from successfully monetizing such product candidate and this could materially adversely affect our business, prospects, financial condition and results of operations.

We enjoy only limited geographical protection with respect to certain patents and may face difficulties in certain jurisdictions, which may diminish the value of intellectual property rights in those jurisdictions.

International applications under the Patent Cooperation Treaty, or PCT, are usually filed within twelve months after the priority filing. Based on the PCT filing, national and regional patent applications may be filed in additional jurisdictions where we believe our product candidates may be marketed. We have so far not filed for patent protection in all national and regional jurisdictions where such protection may be available. In addition, we may decide to abandon national and regional patent applications before grant. Finally, the grant proceeding of each national/regional patent is an independent proceeding which may lead to situations in which applications might in some jurisdictions be refused by the relevant patent offices, while granted by others. It is also quite common that depending on the country, the scope of patent protection may vary for the same product candidate or technology.

Competitors may use our and our licensors’ or collaboration partners’ technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we and our licensors or collaboration partners have patent protection, but enforcement is not as strong as that in the United States and the European Union. These products may compete with our product candidates, and our and our licensors’ or collaboration partners’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in the United States and the European Union, and companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If we or our licensors encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions.

Some countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired and our business, results of operations and financial condition may be adversely affected.

Proceedings to enforce our and our licensors’ or collaboration partners’ patent rights in foreign jurisdictions could result in substantial costs and divert our and our licensors’ or collaboration partners’ efforts and attention from other aspects of our business, could put our and our licensors’ or collaboration partners’ patents at risk of being invalidated or interpreted narrowly and our and our licensors’ or collaboration partners’ patent applications at risk of not issuing and could provoke third parties to assert claims against us or our licensors or collaboration partners. We or our licensors or collaboration partners may not prevail in any lawsuits that we or our licensors or collaboration partners initiate and the damages or other remedies awarded, if any, may not be commercially meaningful.

Failure to partially acquire the proprietary technology from a European Union based materials technology company could have an adverse effect on our planned results of operations for our Virax Immune brand and our business.

Although we entered into a non-binding letter of intent with a European Union based materials technology company (with no specific closing timeline as of the date of this report) to potentially partially acquire one of their proprietary technologies, the Virax Immune brand’s future success is not dependent on our ability to partially acquire this proprietary technology as we believe that the adoption of their proprietary technology into our immune system testing technology for use at point-of-care or outside of a laboratory will only further complement the functionalities of our upcoming Virax Immune IVD T-Cell test kit in the future. However, if we fail to acquire or fail to adapt the necessary proprietary technology, our competitors may manufacture and market similar products, or dilute our brands, which could adversely affect our potential market share under the Virax Immune brand or delay the introduction of our future products under Virax Immune brand to the market in the long term, and thus, it could have a material adverse effect on our planned business, financial condition and results of operations.

Litigation or other proceedings or third-party claims of intellectual property infringement could require us to spend significant time and money and could prevent us from selling our products or affect our stock price.

Our commercial success will depend in part on not infringing the patents or copyrights, or otherwise violating the other proprietary rights, of others. Significant litigation regarding patent rights and copyright rights occur in our industry. Our competitors around the Globe, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our products. We do not always conduct independent reviews of patents issued to third parties. In addition, patent applications in Europe and elsewhere can be pending for many years before issuance, or unintentionally abandoned patents or applications can be revived, so there may be applications of others now pending or recently revived patents of which we are unaware. These applications may later result in issued patents, or the revival of previously abandoned patents, that will prevent, limit or otherwise interfere with our ability to make, use or sell our products. Third parties may, in the future, assert claims that we are employing their proprietary technology without authorization, including claims from competitors or from non-practicing entities that have no relevant product revenue and against whom our own patent portfolio may have no deterrent effect. As we continue to commercialize our products in their current or updated forms, launch new products and enter new markets, we expect competitors may claim that one or more of our products infringe their intellectual property rights as part of business strategies designed to impede our successful commercialization and entry into new markets. The large number of patents, the rapid rate of new patent applications and issuances, the complexities of the technology involved, and the uncertainty of litigation may increase the risk of business resources and management’s attention being diverted to patent litigation. We have, and we may in the future, receive letters or other threats or claims from third parties inviting us to take licenses under, or alleging that we infringe, their patents.

Moreover, we may become party to future adversarial proceedings regarding our patent portfolio or the patents of third parties. Patents may be subjected to opposition, post-grant review or comparable proceedings lodged in various foreign, both national and regional, patent offices. The legal threshold for initiating litigation or contested proceedings may be low, so that even lawsuits or proceedings with a low probability of success might be initiated. Litigation and contested proceedings can also be expensive and time-consuming, and our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we can. We may also occasionally use these proceedings to challenge the patent rights of others. We cannot be certain that any particular challenge will be successful in limiting or eliminating the challenged patent rights of the third party.

Any lawsuits resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

•
stop making, selling or using products or technologies that allegedly infringe the asserted intellectual property;
•
lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property rights against others; incur significant legal expenses;
•
pay substantial damages or royalties to the party whose intellectual property rights we may be found to be infringing;
•
pay the attorney’s fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing;
•
redesign those products that contain the allegedly infringing intellectual property, which could be costly, disruptive and infeasible; and
•
attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all, or from third parties who may attempt to license rights that they do not have.

Any litigation or claim against us, even those without merit, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. If we are found to infringe the intellectual property rights of third parties, we could be required to pay substantial damages (which may be increased up to three times of awarded damages) and/or substantial royalties and could be prevented from selling our products unless we obtain a license or are able to redesign our products to avoid infringement. Any such license may not be available on reasonable terms, if at all, and there can be no assurance that we would be able to redesign our products in a way that would not infringe the intellectual property rights of others. We could encounter delays in product introductions while we attempt to develop alternative methods or products. If we fail to obtain any required licenses or make any necessary changes to our products or technologies, we may have to withdraw existing products from the market or may be unable to commercialize one or more of our products.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

We rely on copyright, patent, trade secret, and trademark protection as well as confidentiality agreements with our employees, consultants and third parties, and we may in the future rely on additional intellectual property protection, to protect our confidential and proprietary information. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Even though we use commonly accepted security measures, trade secret violations are often a matter of state law, and the criteria for protection of trade secrets can vary among different jurisdictions. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our business and competitive position could be harmed.

Third parties may assert ownership or commercial rights to inventions we develop, which could have a material adverse effect on our business.

Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. Any infringement claims or lawsuits, even if not meritorious, could be expensive and time consuming to defend, divert management’s attention and resources, require us to redesign our products and services, if feasible, require us to pay royalties or enter into licensing agreements in order to obtain the right to use necessary technologies, and/or may materially disrupt the conduct of our business.

In addition, we may face claims by third parties that our agreements with employees, contractors or third parties obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such intellectual property. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property or may lose our exclusive rights in that intellectual property. Either outcome could harm our business and competitive position.

Third parties may assert that our employees or contractors have wrongfully used or disclosed confidential information or misappropriated trade secrets, which could result in litigation.

We may employ individuals who previously worked with other companies, including our competitors or potential competitors. Although we try to ensure that our employees and contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees or contractors have inadvertently or otherwise used or disclosed intellectual property or personal data, including trade secrets or other proprietary information, of a former employer or other third party. Litigation may be necessary to defend against these claims. If we fail in defending any such claims or settling those claims, in addition to paying monetary damages or a settlement payment, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Risks Related to Regulatory and Other Legal Issues.

The regulatory environment for IVD could change, resulting a new procedure for achieving approvals for various global marketplaces which might adversely affect Virax’s ability to enter various markets.

Changes in the current regulatory framework for IVD can impose additional regulatory burdens on us. For example, in the United Kingdom, as part of the transition due to the United Kingdom withdrawal from the European Union, initially, we will be able to use the recognized CE marks that we will apply with the European Union for our T-Cell IVD Test until June 30, 2023 (the “Transitional Arrangement”). After which, we will need to conform with the UK IVD regime rather than relying on Transitional Arrangement and apply with the UK Medicine and Healthcare Products Regulatory Agency for a UK Conformity Assessed mark before we can sell our T-Cell IVD Test in the UK post June 30, 2023. As the regulatory framework evolves in the targeted jurisdictions for our current in-development T-Cell IVD Test under the Virax Immune brand, we may incur substantial costs to ensure compliance with new or amended laws and regulations. Failure to comply with any of these laws and regulations could result in enforcement actions against us, damage to our reputation, render us unable to commercialize our Virax Immune product and/or platform in the expected timeframe or at all, and our ability to expand our business and achieve our strategic objectives would be impaired, any of which could have a material adverse effect on our business.

If we fail to comply with extensive regulations of domestic and international regulatory authorities, sales of our products in new markets and the development and commercialization of any new product candidates could be delayed or prevented.

Our existing tests, as well as new tests, will be subject to extensive government regulations related to development, testing, manufacturing and commercialization in Europe and other countries before we can sell in these markets. The process of obtaining and complying with the relevant governmental regulatory approvals and regulations is costly, time consuming, uncertain and subject to unanticipated delays. Despite the time and expense exerted, regulatory approval is never guaranteed. We may not be able to obtain the required regulatory approval and market any further products we may develop during the time we anticipate, or at all. We also are subject to the following risks and obligations, among others:

•
regulators may refuse to approve an application if they believe that applicable regulatory criteria are not satisfied;
•
regulators may require additional testing for safety and effectiveness;
•
regulators may interpret data from clinical studies in different ways than we interpret them;

•
if regulatory approval of a product is granted, the approval may be limited to specific indications or limited with respect to its distribution; and
•
regulators may change their approval policies and/or adopt new regulations that affect our ability to secure approvals for new products, which would decrease the chance we would be able to commercialize new diagnostic tests.

In addition, some international jurisdictions, require periodic re-registration. Even if we obtain initial registrations from regulatory bodies, we may lose registration after a periodic review. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion of our products from government funded healthcare programs, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, reputational harm and the curtailment or restructuring of our operations. Defending against any such actions can be costly and time-consuming and may require significant financial resources.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. For example, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is generally not permitted in the countries that form part of the European Union. Some European Union Member States have enacted laws explicitly prohibiting the provision of these types of benefits and advantages to induce or reward improper performance generally, and the United Kingdom has enacted such laws through the Bribery Act 2010. Infringements of these laws can result in substantial fines and imprisonment. EU Directive 2001/83/EC, which is the EU Directive governing medicinal products for human use, further provides that, where medicinal products are being promoted to persons qualified to prescribe or supply them, no gifts, pecuniary advantages or benefits in kind may be supplied, offered or promised to such persons unless they are inexpensive and relevant to the practice of medicine or pharmacy. This provision has been transposed into the Human Medicines Regulations 2012 and so remains applicable in the UK despite its departure from the EU. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

If we or our suppliers fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems with our products, these products could be subject to restrictions or withdrawal from the market.

Any product for which we obtain marketing approval in the United Kingdom or in international jurisdictions, along with the manufacturing processes, post-approval clinical data and promotional activities for such product, will be subject to continual review and periodic inspections by the relevant regulatory bodies. Furthermore, our suppliers may be subject to similar regulatory oversight, and may not currently be or may not continue to be in compliance with applicable regulatory requirements. Failure by us or one of our suppliers to comply with statutes and regulations administered by the relevant regulatory bodies, or failure to take adequate action in response to any observations, could result in, among other things, any of the following enforcement actions:

•
warning letters or untitled letters;
•
fines and civil penalties;
•
unanticipated expenditures for corrective actions;
•
delays in approving, or refusal to approve, our products;
•
withdrawal or suspension of approval by the relevant regulatory bodies;
•
product recall or seizures;
•
interruption of production;
•
operating restrictions;
•
injunctions; and
•
criminal penalties.

If any of these actions were to occur, it could harm our reputation and could cause our product sales and profitability to suffer.

Any regulatory approval of a product may also be subject to limitations on the indicated uses for which the product may be marketed. If the FDA or another regulatory body determines that our promotional materials, training or other activities constitute promotion of an unapproved use, it could request that we cease or modify our training or promotional materials or subject us to regulatory enforcement actions. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our training or promotional materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under applicable statutory authorities, such as laws prohibiting false claims for reimbursement. The following are significant regulations that are currently applicable and could also be applicable to our products due to our target markets:

European Union Regulations

In the European Union, IVD will be subject to additional legal regulatory requirements after it comes into full effect. Among other things, the In-Vitro Diagnostic Regulation (“IVDR”) introduces a new risk-based classification system and requirements for conformity assessments. Products already certified by a Notified Body may remain on the market until May 25, 2024 under some conditions including fulfillment of specific requirements in the IVDR, but ultimately most products will have to be approved. Under the Directive, 100% percent of our products were under the self-declaration classification, while under IVDR approximately 50% of our products will require pre-approval, and those that are in the highest risk class will have to be tested by a Designated Reference Laboratory. In addition, there will also be a greater emphasis on post-market surveillance and submission of post-market performance follow-up reports.

With respect to the current COVID-19 pandemic, the EC has classified SARS-CoV-2 assays as high risk, and designated five (5) notified bodies under the IVDR, they have issued guidance in several areas, e.g., clinical benefit, technical documentation, state of art, accessories, and European Databank on Medical Devices (“EUDAMED”). Open points still being addressed/defined are the designation of EU Reference Laboratories and Common Specification for high risk IVDs.

United Kingdom Regulations

The UK’s withdrawal from the EU will have major ramifications for IVD manufacturers that will, among other things have to follow new procedures that will apply in the UK including appointment of a UK Responsible Person rather than relying on European Authorized Representatives to manage their compliance efforts in the UK.

The UK Medicine and Healthcare Products Regulatory Agency, or MHRA, issued a new guidance on how the country will regulate IVDs after January 1, 2021. According to MHRA, IVDs in the future will require certification in the UK, which is defined as England, Scotland and Wales, while companies will still be able to sell tests in Northern Ireland under existing EU IVD regulations. As described in the guidance, MHRA will continue to recognize CE marks until June 30, 2023. Companies wishing to place IVDs on the UK market will be required to register with MHRA after January 1, 2021, but will still be able to sell CE-IVD marked products for the next two-and-a half years. After July 1, 2023, companies selling in the UK will have to obtain a new marking called a UK Conformity Assessed mark, or UKCA. More information about the new UK requirements should become available in the near future. As such, both you and us face uncertainty about future ramifications for IVD manufacturers due to UK’s withdrawal from the EU which could adversely affect our business, financial condition, results of operations, cash flows and prospects.

U.S. Regulations

We consider the United States as a target market with significant potential. As such, United States regulations will be applicable to our products once we market our products in the United States. In the United States, the FDA regulates the sale or distribution of medical devices, including but not limited to, IVD test kits. IVD products are subject to regulation by the FDA as medical devices to the extent that they are intended for use in the diagnosis, treatment, mitigation or prevention of disease or other conditions. They are subject to premarket review and post market controls which will differ depending on how the FDA classifies a specific IVD.

The information that must be submitted to the FDA in order to obtain clearance or approval to market a new medical device varies depending on how the medical device is classified by the FDA. Medical devices are classified into one of three risk-based classes depending on the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are considered the lowest risk and are subject to general controls, including labeling requirements, and adherence to the FDA’s quality system regulations, or QSRs, which are device-specific current good manufacturing practices. Class II (intermediate risk) devices may be subject to premarket notification, or may be 510(k)-exempt, and are generally subject to QSRs, general controls and sometimes special controls, including performance standards and post-market surveillance. Class III (highest risk) devices are subject to most of the previously identified requirements as well as to pre-market approval. Class I devices are exempt from premarket review; most Class II devices require 510(k) clearance, and all Class III devices must receive premarket approval before they can be sold in the United States. The payment of a user fee, which is typically adjusted annually, to the FDA is usually required when a 510(k) notice or premarket approval application is submitted.

510(k) Premarket Notification. A 510(k) premarket notification requires the sponsor to demonstrate that a medical device is substantially equivalent to another marketed device, termed a “predicate device,” that is legally marketed in the United States and for which a premarket approval was not required. A device is substantially equivalent to a predicate device if it has the same intended use and technological characteristics as the predicate; or has the same intended use but different technological characteristics, where the information submitted to the FDA does not raise new questions of safety and effectiveness and demonstrates that the device is at least as safe and effective as the legally marketed device.

If the FDA believes that the device is not substantially equivalent to a predicate device, it will issue a “Not Substantially Equivalent” (NSE) determination and designate the device as a Class III device, which will require the submission and approval of a PMA before the new device may be marketed. A person who receives an NSE determination in response to a 510(k) submission may, within 30 days of receipt of the NSE determination, submit a de novo request for the FDA to make a risk-based evaluation for classification of the device into Class I or II. Devices that are classified through the de novo process may be marketed and used as predicates for future 510(k) submissions. The FDA continues to reevaluate the 510(k) pathway and process and the de novo process, and has taken what it describes as a risk-based approach to develop innovative regulatory policy to propose a more “contemporary” approach. In October 2017, the FDA published a final guidance entitled, “De Novo Classification Process (Evaluation of Automatic Class III Designation),” and in December 2018, the FDA published a proposed rule which if finalized is intended to provide structure, clarity and transparency on the de novo classification process. In January 2021, it also published a final guidance entitled “Requests for Feedback and Meetings for Medical Device Submissions: The Q-Submission Program.”

Premarket Approval. The PMA process is more complex, costly and time consuming than the 510(k) process. A PMA must be supported by more detailed and comprehensive scientific evidence, including clinical data, to demonstrate the safety and efficacy of the medical device for its intended purpose. If the device is determined to present a “significant risk,” the sponsor may not begin a clinical trial until it submits an investigational device exemption (IDE) to the FDA and obtains approval to begin the trial.

After the PMA is submitted, the FDA has 45 days to make a threshold determination that the PMA is sufficiently complete to permit a substantive review. If the PMA is complete, the FDA will file the PMA. The FDA is subject to a performance goal review time for a PMA that is 180 days from the date of filing, although in practice this review time is longer. Questions from the FDA, requests for additional data and referrals to advisory committees may delay the process considerably. The total process may take several years and there is no guarantee that the PMA will ever be approved. Even if approved, the FDA may limit the indications for which the device may be marketed. The FDA may also request additional clinical data as a condition of approval or after the PMA is approved. Any changes to the medical device may require a supplemental PMA to be submitted and approved before changed medical device may be marketed.

Any products sold by us pursuant to FDA clearances or approvals will be subject to pervasive and continuing regulation by the FDA, including record keeping requirements, reporting of adverse experiences with the use of the device and restrictions on the advertising and promotion of our products. In particular, we may not advertise or otherwise promote our devices for indications, patient populations, or other conditions of use that are not covered by the applicable FDA clearance or approval for the device. Modifications or changes to the device or how it is manufactured may also be separately subject to FDA review and authorization before being commercialized. Device manufacturers are required to register their establishments and list their devices with the FDA and are subject to periodic inspections by the FDA and certain state agencies. Noncompliance with applicable FDA requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the FDA to grant 510(k) clearance or PMA approval for new devices, withdrawal of 510(k) clearances and/or PMA approvals and criminal prosecution.

As a result of the COVID-19 pandemic, the US government declared a state of emergency which enabled the FDA to issue emergency use authorizations (EUAs) to provide more timely access to critical medical products (including medicines and tests) that may help during the emergency when there are no adequate, approved, and available alternative options. EUAs are in effect until the emergency declaration ends but can be revised or revoked as FDA considers the needs during the emergency and new data on a product’s safety and effectiveness, or as products meet the criteria to become approved, cleared, or licensed by the FDA. Manufacturers of several types of SARS-CoV-2 assays have been granted EUAs. These authorizations are only intended for the duration of the emergency declaration, and afterwards will be revoked. The FDA has indicated the withdrawal of the EUA process will be done in a controlled ramp down.

Additionally, we may be required to conduct costly post-market testing, and we will be required to report adverse events and malfunctions related to our products. Later discovery of previously unknown problems with our products, including unanticipated adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements may result in restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties.

Furthermore, the relevant authorities will inspect our facilities and those of our suppliers from time to time to determine whether we are in compliance with regulations relating to the manufacture of diagnostic products, including regulations concerning design, manufacture, testing, quality control, product labeling, distribution, promotion and record-keeping practices. A determination that we are in material violation of such regulations could lead to the imposition of civil penalties, including fines, product recalls, product seizures or, in extreme cases, criminal sanctions.

Canada Regulations

We also consider Canada as a target market with significant potential. Health Canada is the department of the Government of Canada responsible for national health policy, for both professional point-of-care and self-testing, which is similar to over-the-counter EUA authorization in the United States. Health Canada regulates, among other things, the research, development, testing, approval, manufacture, packaging, labeling, storage, recordkeeping, advertising, promotion, distribution, marketing, post-approval monitoring and import and export of pharmaceutical, including biologic, products. The process for obtaining regulatory approvals in Canada, along with subsequent compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources.

We may potentially be subject to product liability claims.

The testing of our T-Cell IVD Test under the Virax Immune brand entails an inherent risk of product liability claims. Further, providing clinical testing services entails a risk of claims for errors or omissions made by our laboratory staff. Potential liability claims may exceed the amount of our insurance coverage or may be excluded from coverage under the terms of the policy. As of the date of this report, we obtained a product liability insurance for the testing of the T-Cell IVD Test under the Virax Immune brand. Although we obtained a product liability insurance for the testing of the T-Cell IVD Test under the Virax Immune brand, if any liability claims arise, it may result in:

•
decreased demand for our planned products under the Virax Immune brand;
•
injury to our reputation;
•
costs of related litigation;
•
substantial monetary awards to patients and others;
•
loss of revenue; and
•
the inability to commercialize our planned products under the Virax Immune brand.

Any of these outcomes may have an adverse effect on our consolidated results of operations, financial condition and cash flows, and may increase the volatility of our share price.

Our inadvertent or unintentional failure to comply with complex government regulations concerning privacy of medical and personal information could subject us to fines and adversely affect our reputation.

Privacy regulations around the world limit use or disclosure of protected personal information without written authorization or consent, except for permitted purposes outlined in the privacy regulations. The privacy regulations provide for significant fines and other penalties for wrongful use or disclosure of protected health information, including potential civil and criminal fines and penalties.

We have policies and practices that we believe make us compliant with the privacy regulations. Nevertheless, the documentation and process requirements of the privacy regulations are complex and subject to interpretation. Failure to comply with the privacy regulations could subject us to sanctions or penalties, loss of business and negative publicity.

Internationally, virtually every jurisdiction in which we operate has established its own data security and privacy legal framework with which we or our customers must comply, including the General Data Protection Regulation established in the European Union. We may also need to comply with varying and possibly conflicting privacy laws and regulations in other jurisdictions. As a result, we could face regulatory actions, including significant fines or penalties, adverse publicity and possible loss of business.

A disruption in our computer networks, including those related to cybersecurity, could adversely affect our financial performance.

Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack, or damage. We rely on our computer networks and systems, some of which are managed by third parties, to manage and store electronic information (including sensitive data such as confidential business information and personally identifiable data relating to employees, customers and other business partners), and to manage or support a variety of critical business processes and activities. Cyber-attacks are increasingly more common, including in the health care industry. The regulatory environment surrounding information security and privacy is increasingly demanding, with the frequent imposition of new and changing requirements. Compliance with changes in privacy and information security laws and with rapidly evolving industry standards may result in our incurring significant expense due to increased investment in technology and the development of new operational processes.

We have not experienced any known attacks on our information technology systems that have resulted in any material system failure, accident or security breach to date. However, we may face threats to our networks from unauthorized access, security breaches and other system disruptions. We maintain our information technology systems with safeguard protection against cyber-attacks, including passive intrusion protection, firewalls and virus detection software. However, these safeguards do not ensure that a significant cyber-attack could not occur. Although we have taken steps to protect the security of our information systems and the data maintained in those systems, it is possible that our safety and security measures will not prevent the systems’ improper functioning or damage or the improper access or disclosure of personally identifiable information such as in the event of cyber-attacks.

Security breaches, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches can create system disruptions or shutdowns or the unauthorized disclosure of confidential information. If personal information or protected health information is improperly accessed, tampered with or disclosed as a result of a security breach, we may incur significant costs to notify and mitigate potential harm to the affected individuals, and we may be subject to sanctions and civil or criminal penalties if we are found to be in violation of the privacy or security rules or other similar laws protecting confidential personal information. In addition, a cybersecurity breach could hurt our reputation by adversely affecting the perception of customers and potential customers of the security of their orders and personal information, subject us to liability claims or regulatory penalties for compromised personal information and could have a material adverse effect on our business, financial condition and results of operations.

We are subject to the U.K. Bribery Act and other anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, results of operations and financial condition.

Our operations are subject to anti-corruption laws, including the Bribery Act and other anti-corruption laws that apply in countries where we do business. The Bribery Act and these other laws generally prohibit us and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We and our commercial partners operate in a number of jurisdictions that pose a high risk of potential Bribery Act violations, and we participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the Bribery Act or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and authorities in the European Union, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws.

There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Bribery Act, or other legal requirements, including Trade Control laws. If we violate provisions of the Bribery Act or other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation into or audit of us of any potential violations of the Bribery Act and other anti-corruption laws or Trade Control laws by U.K. or other authorities could subject us to fines or criminal or other penalties, which could have an adverse impact on our reputation, our business, results of operations and financial condition.

Recent developments relating to the United Kingdom’s withdrawal from the European Union could adversely affect us.

The recent withdrawal of the United Kingdom from its membership in the European Union, or EU, often referred to as “Brexit”, could lead to legal and regulatory uncertainty in the United Kingdom and may lead to the United Kingdom and European Union adopting divergent laws and regulations, including those related to the pricing of prescription pharmaceuticals, as the United Kingdom determines which European Union laws to replicate or replace. If the United Kingdom were to significantly alter its regulations affecting the pricing of prescription pharmaceuticals, we could face significant new costs. As a result, Brexit could impair our ability to transact business in the European Union and the United Kingdom.

The United Kingdom and the EU have signed a EU-UK Trade and Cooperation Agreement, or TCA, which became provisionally applicable on January 1, 2021 and will become formally applicable once ratified by both the United Kingdom and the EU. This agreement provides details on how some aspects of the United Kingdom and EU’s relationship will operate going forwards however there are still many uncertainties. The uncertainty concerning the United Kingdom’s legal, political and economic relationship with the European Union may be a source of instability in the international markets, create significant currency fluctuations, and/or otherwise adversely affect trading agreements or similar cross-border co-operation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise).

These developments, or the perception that any of them could occur, have had, and may continue to have, a significant adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and limit the ability of key market participants to operate in certain financial markets. In particular, it could also lead to a period of considerable uncertainty in relation to the United Kingdom financial and banking markets, as well as on the regulatory process in Europe. Asset valuations, currency exchange rates and credit ratings may also be subject to increased market volatility.

If other EU Member States pursue withdrawal, barrier-free access among the European Economic Area, or EEA, overall could be diminished or eliminated. The long-term effects of Brexit will depend on how the terms of the TCA take effect in practice and any further agreements (or lack thereof) between the United Kingdom and the EU. Such a withdrawal from the EU is unprecedented, and it is unclear how the UK access to the European single market for goods, capital, services and labor within the EU, and the wider commercial, legal and regulatory environment, will impact our United Kingdom operations.

We may also face new regulatory costs and challenges that could have an adverse effect on our operations and development programs. For example, the United Kingdom will lose the benefits of global trade agreements negotiated by the EU on behalf of its members, which may result in increased trade barriers that could make our doing business in the EU and the EEA more difficult. There may continue to be economic uncertainty surrounding the consequences of Brexit, which could adversely affect our financial condition, results of operations, cash flows and market price of our securities.

We are exposed to unanticipated changes in tax laws and regulations, adjustments to our tax provisions, exposure to additional tax liabilities, or forfeiture of our tax assets.

The determination of our provision for income taxes and other tax liabilities requires significant judgment, including the adoption of certain accounting policies and our determination of whether our deferred tax assets are, and will remain, tax effective. We cannot guarantee that our interpretation or structure will not be questioned by the relevant tax authorities, or that the relevant tax laws and regulations, or the interpretation thereof, including through tax rulings, by the relevant tax authorities, will not be subject to change. Any adverse outcome of such a review may lead to adjustments in the amounts recorded in our financial statements and could have a materially adverse effect on our operating results and financial condition.

We are subject to laws and regulations on tax levies and other charges or contributions in different countries, including transfer pricing and tax regulations for the compensation of personnel and third parties. Dealings between current and former group companies as well as additional companies that may form part of our group in the future are subject to transfer pricing regulations, which may be subject to change and could affect us. Compliance with these laws and regulations will be more challenging as we expand our international operations, including in connection with potential approvals of our product candidates in Europe, the United States and elsewhere.

Our effective tax rates could be adversely affected by changes in tax laws, treaties and regulations, both internationally and domestically, or the interpretation thereof by the relevant tax authorities, including changes to the patent income deduction, possible changes to the corporate income tax base, wage withholding tax incentive for qualified research and development personnel in Belgium and other tax incentives and the implementation of new tax incentives such as the innovation deduction. An increase of the effective tax rates could have an adverse effect on our business, financial position, results of operations and cash flows.

In addition, we may not be able to use, or changes in tax regulations may affect the use of, certain unrecognized tax assets or credits that we have built over the years. In general, some of these tax losses carry forwards may be forfeited in whole, or in part, as a result of various transactions, or their utilization may be restricted by statutory law in the relevant jurisdiction. Any corporate reorganization by us or any transaction relating to our shareholding structure may result in partial or complete forfeiture of tax loss carry forwards. The tax burden would increase if profits, if any, could not be offset against tax loss carry forwards.

Risk Related to our Corporate Structure

We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

Virax Cayman is a holding company incorporated in the Cayman Islands, and we may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under the current practice of the Inland Revenue Authority of Singapore, no tax is payable in Singapore in respect of dividends paid by us. Any limitation on the ability of our SingaporeCo to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. Shareholders of a Cayman company will not be subject to any income, withholding or capital gains taxes in the Cayman Islands with respect to the holding of their shares in a Cayman company and dividends received on those shares, nor will they be subject to any estate or inheritance taxes in the Cayman Islands. There are no foreign exchange controls in the Cayman Islands. Under the Companies Act, a Cayman company may declare and pay a dividend to shareholders from time to time out of the profits or out of the share premium account, provided that Virax Cayman shall be able to pay its debts as they fall due in the ordinary course of business.

Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

Any limitation on the ability of Virax Cayman, HKco, and Virax Immune T-Cell subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Risks related to Singapore

Developments in the social, political, regulatory and economic environment in the countries where we operate, may have a material and adverse impact on us.

Our business, prospects, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in countries in which we operate. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, nationalism, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation. For example, we have considerable operations in Singapore, and negative developments in Singapore’s socio-political environment may adversely affect our business, financial condition, results of operations and prospects. Although the overall economic environment in Singapore and other countries including the United States and Europe where we operate appear to be positive, there can be no assurance that this will continue to prevail in the future.

Disruptions in the international trading environment may seriously decrease our international sales.

The success and profitability of our international activities depend on certain factors beyond our control, such as general economic conditions, labor conditions, political stability, macro-economic regulating measures, tax laws, import and export duties, transportation difficulties, fluctuation of local currency and foreign exchange controls of the countries in which we sell our services, as well as the political and economic relationships among the jurisdictions where we source products and jurisdictions where our clients’ customers are located. As a result, our sales will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns. Any disruptions in the international trading environment may affect the demand for our products, which could impact our business, financial condition and results of operations.

Risks Related to Doing Business in China and Hong Kong

A downturn in the Hong Kong, China or global economy, and economic and political policies of China could materially and adversely affect our business and financial condition.

A part of our operations is located in Hong Kong and China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and China generally and by continued economic growth in Hong Kong and China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.

Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ confidence in financial market as a whole and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The Hong Kong legal system embodies uncertainties which could limit the legal protections available to us.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function in a high degree of autonomy for its affairs, including currencies, immigration and custom, independent judiciary system and parliamentary system. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed were compromised, it could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operation. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us.

A part of our operations is located in China, and thus, Shanghai Xitu is governed by PRC laws and regulations. PRC companies are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

In addition, the Opinions jointly issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council on July 6, 2021 called for strengthened regulation over illegal securities activities and supervision of overseas listings by China-based companies and propose to take effective measures. As of the date of this report, no official guidance and related implementation rules have been issued in relation to these recently issued opinions and the interpretation and implementation of the Opinions remain unclear at this stage.

On December 28, 2021, the Cyberspace Administration of China, or the CAC, published the Measures for Cybersecurity Review which became effective on February 15, 2022, which required that any “network platform operator” controlling personal information of no less than one million users which seeks to list on a foreign stock exchange should also be subject to cybersecurity review. The PRC Data Security Law, which took effect on September 1, 2021, imposes data security and privacy obligations on entities and individuals that carry out data activities, provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information. On August 20, 2021, the Standing Committee of the People’s Congress promulgated the PRC Personal Information Protection Law (the “PIPL”), which took effect on November 1, 2021. The PIPL sets out the regulatory framework for handling and protection of personal information and transmission of personal information to overseas. Shanghai Xitu is not a network platform operator, nor does it conduct data activities that may affect national security or hold personal information of more than one million users or conduct any cross-border transfer of personal information from China to overseas. Thus, we do not believe we fall in the “operators of critical information infrastructure” and we are not subject to PRC cybersecurity review. However, the Measures for Cybersecurity Review (2021 version), the Data Security Law and the PIPL were recently adopted and remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities.

On December 24, 2021, the State Council published the draft Administrative Provisions on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (the “Administrative Provisions”), and the CSRC published the draft Measures for Record-filings of the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (the “Administrative Measures”), for public comment. It should be noted that neither Administrative Provisions nor Administrative Measures have come into effect as of the date of this registration statement.

Pursuant to the Article 2 of the Administrative Measures, domestic enterprises that directly or indirectly offer or list securities on an overseas stock exchange shall file with the CSRC. We have not “directly” offered securities overseas (as Shanghai Xitu is not the issuer of the listed securities on an overseas stock exchange).

According to the Administrative Measures, if the issuer meets the following conditions, it shall be deemed as an “indirect” overseas offering and listing of a domestic enterprise:

(1)
the operating income, total profit, total assets or net assets of the domestic enterprise in the most recent fiscal year account for more than 50% of the relevant data in the issuer’s audited consolidated financial statements for the same period;
(2)
most of the senior management personnel responsible for business operation and management are PRC Citizens or having an ordinary residence located in the PRC, and the principal place of business operations is located in or mainly within the PRC.

Based on the above mentioned Administrative Provisions and Administrative Measures (both are in draft form only), as advised by our PRC legal adviser, Zhong Lun Law Firm, given that Shanghai Xitu does not directly offer or list securities on an overseas stock exchange, and the operating income, total profit, total assets or net assets of the Shanghai Xitu for the last financial year accounted for less than 50% of the Virax Group’s audited consolidated financial statements and none of Shanghai Xitu’s senior managers is a Chinese Citizen and only two (2) out of seven (7) have an ordinary residence located in the PRC, the Company's IPO shall not be deemed as a domestic enterprise that indirectly offer or list securities on an overseas stock exchange, nor does it requires filing or approvals from the CSRC. However, there can be no assurance that the relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as us, or that the CSRC or any other PRC governmental authorities would not promulgate new rules or new interpretation of current rules (with retrospective effect) to require us to obtain CSRC or other PRC governmental approvals for the Company's IPO.

The PRC government has significant oversight and discretion over the conduct of a PRC company’s business and may intervene with or influence its operations at any time as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding any industry that could adversely affect the business, financial condition and results of operations of the Shanghai Xitu. Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our operations at any time, could result in a material change in our operations, financial performance and/or the value of our Ordinary Shares or impair our ability to raise money.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities, and may intervene or influence our operations at any time, or may exert more oversight and control over offerings conducted overseas, which could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of our Ordinary Shares to significantly decline or become worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate Shanghai Xitu in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

For example, the Chinese cybersecurity regulator announced on July 2, 2021 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that Didi Global Inc.’s app be removed from smartphone app stores.

As such Shanghai Xitu may be subjected to various government and regulatory interference in the provinces in which they operate. Shanghai Xitu could be subjected to regulations by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. If the PRC government initiates an investigation into us at any time alleging us violation of cybersecurity laws, anti-monopoly laws, and securities offering rules in China in connection with the Company's IPO or any future offerings, we may have to spend additional resources and incur additional time delays to comply with the applicable rules, and our business operations will be affected materially and any such action could cause the value of our securities to significantly decline or be worthless.

As at the date of this report, we have been advised by Zhong Lun Law Firm, our PRC legal adviser, that there are no PRC laws and regulations (including the CSRC, the CAC, or any other government entity) in force explicitly requiring that our Group or Shanghai Xitu to obtain permission from PRC authorities for the Company's IPO or future offerings or to issue securities to foreign investors (by Virax Cayman), and our Group or Shanghai Xitu have not received any inquiry, notice, warning, sanction or any regulatory objection to the Company's IPO from any relevant PRC authorities. However, it is uncertain when and whether the Group or Shanghai Xitu will be required to obtain permission from the PRC government for future offerings on U.S. stock exchanges, and even when such permission is obtained, whether it will be denied or rescinded. Any new policies, regulations, rules, actions or laws by the PRC government may subject us to material changes in operations, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing SAT Circular 59 and Circular 698, which became effective in January 2008, and a Circular 7 in replacement of some of the existing rules in Circular 698, which became effective in February 2015.

Under Circular 698, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC corporate income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

In February 2015, the SAT issued Circular 7 to replace the rules relating to indirect transfers in Circular 698. Circular 7 has introduced a new tax regime that is significantly different from that under Circular 698. Circular 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC corporate income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

We may face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiary to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 or Circular 698 and Circular 7, and may be required to expend valuable resources to comply with Circular 59, Circular 698 and Circular 7 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under SAT Circular 59, Circular 698 and Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. Although our Group currently has no plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC corporate income tax law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59 or Circular 698 and Circular 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

The approval of the China Securities Regulatory Commission and other PRC governmental authorities were not required in connection with the Company's IPO, and, if required, we cannot predict whether we will be able to obtain such approval.

The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of CSRC and MOFCOM, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. As at the date of this report, we have been advised by Zhong Lun Law Firm, CSRC’s approval under the M&A Rules is not required for the listing and trading of our Ordinary Shares on Nasdaq in the context of the Company's IPO given that we are an exempted company with limited liability incorporated under the laws of the Cayman Islands with some operations located in Hong Kong and the PRC controlled by non-PRC citizens. As such, we do not fit into the definition of “overseas special purpose vehicle” under the M&A Regulations and we have never conducted any merger or acquisitions of any PRC domestic companies with a related party relationship. MOFCOM’s approval under the M&A Rules is not required as we have never conducted any merger or acquisitions of any PRC domestic companies with a related party relationship. We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do.

Moreover, except for emphasizing the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies, the Opinions, which was made available to the public on July 6, 2021, also provides that the State Council will revise provisions regarding the overseas issuance and listing of shares by companies limited by shares and will clarify the duties of domestic regulatory authorities.

On December 24, 2021, the State Council published the Administrative Provisions, and the CSRC published the Administrative Measures, for public comment. It should be noted that neither Administrative Provisions nor Administrative Measures have come into effect as of the date of this registration statement.

Pursuant to the Article 2 of the Administrative Measures, domestic enterprises that directly or indirectly offer or list securities on an overseas stock exchange shall file with the CSRC. We did not “directly” offer securities overseas (as Shanghai Xitu is not the issuer of the listed securities on an overseas stock exchange). According to the Administrative Measures.

If the issuer meets the following conditions, it shall be deemed as an “indirect” overseas offering and listing of a domestic enterprise:

(1)
the operating income, total profit, total assets or net assets of the domestic enterprise in the most recent fiscal year account for more than 50% of the relevant data in the issuer’s audited consolidated financial statements for the same period;
(2)
most of the senior management personnel responsible for business operation and management are Chinese companies Citizens or having an ordinary residence located in the PRC, and the principal place of business operation is located in or mainly within the PRC.

Based on the above mentioned Administrative Provisions and Administrative Measures (both are in draft form only), as advised by our PRC legal adviser, Zhong Lun Law Firm, given that Shanghai Xitu does not directly offer or list securities on an overseas stock exchange, and the operating income, total profit, total assets or net assets of the Shanghai Xitu for the last financial year accounted for less than 50% of the Virax Group’s audited consolidated financial statements and none of Shanghai Xitu’s senior managers is a Chinese Citizen and only two (2) out of seven (7) have an ordinary residence located in the PRC, the Company's IPO shall not be deemed as a domestic enterprise that indirectly offer or list securities on an overseas stock exchange, nor does it requires filing or approvals from the CSRC. However, there can be no assurance that the relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as us, or that the CSRC or any other PRC governmental authorities would not promulgate new rules or new interpretation of current rules (with retrospective effect) to require us to obtain CSRC or other PRC governmental approvals for the Company's IPO.

As of the date of this report, we have been advised by Zhong Lun Law Firm that no prior permission is required under the M&A Rules the Opinions from any PRC governmental authorities (including the CSRC and MOFCOM) for the listing and trading of our securities on Nasdaq in the context of the Company's IPO, given that: (a) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like IPO were subject to the M&A Rules; (b) Virax Cayman is an exempted company with limited liability incorporated under the laws of the Cayman Islands, and we do not fit into the definition of “overseas special purpose vehicle” under the M&A Regulations and we have never conducted any merger or acquisitions of any PRC domestic companies with a related party relationship. We also believe that MOFCOM’s approval under the M&A Rules was not required as we have never conducted any merger or acquisitions of any PRC domestic companies with a related party relationship. We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do. If we or our subsidiaries inadvertently conclude that such permissions or approvals are not required, our ability to offer or continue to offer our Ordinary Shares to investors could be significantly limited or completed hindered, which could cause the value of our Ordinary Shares to significantly decline or become worthless. We may also face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from the Company's IPO into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

We have been further advised by Zhong Lun Law Firm, our PRC legal adviser, that (i) Shanghai Xitu has obtained all necessary permissions or approvals and authorizations in the PRC in all material aspects in relation to conducting its current business operations in China; and (ii) we were not required to obtain any permission or approval from any Chinese authority to issue securities to foreign investors (by Virax Cayman) or in connection with the Company's IPO under Chinese laws or regulations in effect. Except for the business license issued by the local branch of the State Administration for Market Regulation, which Shanghai Xitu’s have obtained and are in full force and effect as of the date of this report, Shanghai Xitu is not required to obtain any other licenses, approvals or permits to conduct its current business operations in China. To the best of our knowledge, as of the date of this report, there are no laws or regulations that are or will be adopted in the near future by PRC government authorities that would prevent Shanghai Xitu from maintaining the business license it has obtained or would require it to obtain additional licenses or qualifications in order to operate its current business operations. Further, there are no PRC laws and regulations (including the CSRC, the CAC, or any other government entity) in force explicitly requiring that our Group or Shanghai Xitu obtain permission from PRC authorities for the Company's IPO or to issue securities to foreign investors (by Virax Cayman), and our Group or Shanghai Xitu have not received any inquiry, notice, warning, sanctions or regulatory objection to the Company's IPO from the CSRC or any other PRC governmental authorities.

However, we cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval was required for the Company's IPO, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for the Company's IPO. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from the Company's IPO into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our securities. Furthermore, the CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt any future offerings before the settlement and delivery of the securities that we offer. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the securities we offer you would be doing so at the risk that the settlement and delivery may not occur. The Administrative Provisions, if enacted, may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Administrative Provisions on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless.

The Chinese government may exercise significant oversight and discretion over the conduct of Shanghai Xitu’s business and may intervene in or influence its operations at any time, which could result in a material change in its operations and/or the value of our securities.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate through our PRC subsidiary, Shanghai Xitu, may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

For example, the Chinese cybersecurity regulator announced on July 2, 2021 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that Didi Global Inc.’s app be removed from smartphone app stores. On July 24, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly released the Guidelines for Further Easing the Burden of Excessive Homework and Off-campus Tutoring for Students at the Stage of Compulsory Education, pursuant to which foreign investment in such firms via mergers and acquisitions, franchise development, and variable interest entities are banned from this sector.

As such, Shanghai Xitu’s business segments may be subject to various government and regulatory interference in the provinces in which it operates. Shanghai Xitu could be subject to regulations by various political and regulatory entities, including various local and municipal agencies and government sub-divisions, and these regulations may be interpreted and applied inconsistently by different agencies or authorities. The PRC Target Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply, and such compliance or any associated inquiries or investigations or any other government actions may:

•
delay or impede our development;
•
result in negative publicity or increase our operating costs;

•
require significant management time and attention; and
•
subject Shanghai Xitu to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably may impact the ability or way Shanghai Xitu may conduct its business and could require it to change certain aspects of its business to ensure compliance, which could increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject it to additional liabilities. As such, Shanghai Xitu’s operations could be adversely affected, directly or indirectly, by existing or future PRC laws and regulations relating to its business or industry, which could result in a material adverse change in the value of our securities, potentially rendering it worthless. As a result, both you and us face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our Company’s business and results of operations we may pursue in the future.

A part of our operations is located in China and Hong Kong, and thus, or business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole. Policies, regulations, rules, and the enforcement of laws of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. Shanghai Xitu’s, HKco’s, and Virax Immune T-Cell’s ability to operate profitably in the PRC and Hong Kong may be adversely affected by changes in policies by the PRC government, including changes in laws, regulations or their interpretation, particularly those dealing with the Internet, including censorship and other restriction on material which can be transmitted over the Internet, security, intellectual property, money laundering, taxation and other laws that affect our PRC and Hong Kong subsidiaries’ ability to operate its business.

Any actions by the PRC government to exert more oversight and control over offerings (including businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong- or PRC-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using part of the proceeds of the Company's IPO to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds our Group transfers to our Shanghai Xitu, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to our PRC subsidiary are subject to registration with the SAMR (or its local branches) and filing with the Ministry of Commerce of the PRC, or the MOFCOM, or its local branches and (if applicable) registration with other relevant governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiary is required to be registered with SAFE or its local branches, and (b) our PRC subsidiary may not procure loans which exceed the statutory amount as approved by the MOFCOM or its local branches. Any medium-or long-term loan to be provided by us to our PRC subsidiary must be approved by the National Development and Reform Commission, or NDRC and the SAFE or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC subsidiary. If we fail to receive such approvals or complete such registration, our ability to use part of the proceeds of the Company's IPO and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE Circular 142 regulates the conversion by FIEs of foreign currency into Renminbi by restricting the usage of converted Renminbi. SAFE Circular 142 provides that any Renminbi capital converted from registered capitals in foreign currency of FIEs may only be used for purposes within the business scopes approved by PRC governmental authority and such Renminbi capital may not be used for equity investments within China unless otherwise permitted by PRC law. In addition, the SAFE strengthened its oversight of the flow and use of Renminbi capital converted from registered capital in foreign currency of FIEs. The use of such Renminbi capital may not be changed without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been utilized. On July 4, 2014, SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched the pilot reform of administration regarding conversion of foreign currency registered capitals of FIEs in 16 pilot areas.

According to SAFE Circular 36, some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of an ordinary FIE in the pilot areas, and such FIE is permitted to use Renminbi converted from its foreign-currency registered capital to make equity investments in the PRC within and in accordance with the authorized business scope of such FIEs, subject to certain registration and settlement procedure as set forth in SAFE Circular 36. On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 36 and SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, providing entrusted loans or repaying loans between non-financial enterprises. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 may significantly limit our ability to use Renminbi converted from part of the net proceeds of the Company's IPO to fund the establishment of new entities in China by our subsidiary, to invest in or acquire any other PRC companies through our PRC subsidiary, or to establish variable interest entities in the PRC, which may materially and adversely affect our business, financial condition and results of operations. In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiary may be negatively affected, which could materially and adversely affect our PRC subsidiary’ liquidity and its ability to fund its working capital and expansion projects and meet its obligations and commitments.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

Some of our cash are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiary, Shanghai Xitu. Currently, our Shanghai subsidiary may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. As we have some operations in PRC, we expect a portion of our cash will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize our Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiary.

Dividends paid to our foreign investors and gains on the sale of the Ordinary Shares by our foreign investors may become subject to PRC tax.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of Ordinary Shares by such investors is also subject to PRC tax at a current rate of 10%, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our Ordinary Shares, and any gain realized from the transfer of our Ordinary Shares, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of Ordinary Shares by such investors may be subject to PRC tax (which in the case of dividends may be withheld at source) at a rate of 20%. Any PRC tax liability may be reduced by an applicable tax treaty. However, if we or our subsidiary established outside China are considered a PRC resident enterprise, it is unclear whether holders of the Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends paid to our non-PRC investors, or gains from the transfer of the Ordinary Shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in the Ordinary Shares may decline significantly.

Risks Related to Our Securities

There has been no prior public market for our Ordinary Shares and an active trading market may never develop or be sustained.

Prior to the Company's IPO and the sales of our Ordinary Shares by the selling shareholders pursuant to the Resale Prospectus filed contemporaneously in the Company's IPO prospectus, there has been no public market for our Ordinary Shares. An active trading market for our Ordinary Shares may never develop following completion of the Company's IPO or, if developed, may not be sustained. The lack of an active trading market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive trading market may also impair our ability to raise capital by selling our Ordinary Shares and entering into strategic partnerships or acquiring other complementary products, technologies or businesses by using our Ordinary Shares as consideration. In addition, if we fail to satisfy exchange listing standards, we could be delisted, which would have a negative effect on the price of our securities.

We expect that the price of our Ordinary Shares will fluctuate substantially and you may not be able to sell the shares you purchase in the Company's IPO and the sales of our Ordinary Shares by the selling shareholders pursuant to the Resale Prospectus filed contemporaneously herewith at or above the initial public offering price.

The initial public offering price for our Ordinary Shares sold in the Company’s IPO and the sales of our Ordinary Shares by the selling shareholders pursuant to the Resale Prospectus filed contemporaneously with the Company’s IPO prospectus were determined by negotiation between the representative of the underwriters and us. This price may not have reflected the market price of our Ordinary Shares following the Company’s IPO and the sales of our Ordinary Shares by the selling shareholders pursuant to the Resale Prospectus filed contemporaneously with the Company’s IPO prospectus. In addition, the market price of our Ordinary Shares is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•
the volume and timing of sales of our products;;
•
the introduction of new products or product enhancements by us or others in our industry;
•
disputes or other developments with respect to our or others’ intellectual property rights;
•
our ability to develop, obtain regulatory clearance or approval for, and market new and enhanced products on a timely basis;
•
product liability claims or other litigation;
•
quarterly variations in our results of operations or those of others in our industry;
•
media exposure of our products or of those of others in our industry;
•
changes in governmental regulations;
•
changes in earnings estimates or recommendations by securities analysts; and
•
general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Ordinary Shares, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our Ordinary Shares shortly following the Company's IPO and the sales of our Ordinary Shares by the selling shareholders pursuant to the Resale Prospectus filed contemporaneously herewith. If the market price of our Ordinary Shares after the Company's IPO and the sales of our Ordinary Shares by the selling shareholders pursuant to the Resale Prospectus filed contemporaneously with the Company's IPO prospectus do not ever exceed the initial public offering price and the resale price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.

The offering price of the Company's resale offering could differ from that of the primary offering from the Company's IPO.

The offering price of our Ordinary Shares in the Company’s IPO was determined by negotiations between the Company and the underwriter. The offering price in the initial public offering bears no relationship to our assets, earnings or book value, or any other objective standard of value. The selling shareholders may sell the resale shares at prevailing market prices or privately negotiated prices after close of Company’s IPO and listing of the Ordinary Shares on Nasdaq. Therefore, the offering prices of the initial public offering and resale offering may differ. As a result, the purchasers in the resale offering could pay more or less than the offering price in the primary offering.

The Resale by the Selling Shareholders may cause the market price of our Ordinary Shares to decline.

The resale of Ordinary Shares by the selling shareholders, as well as the issuance of Ordinary Shares in the Company's IPO could result in resales of our Ordinary Shares by our current shareholders concerned about the potential dilution of their holdings. In addition, the resale by the selling shareholders after expiration of the lock-up period could have the effect of depressing the market price for our Ordinary Shares.

Our share is expected to initially trade under $5.00 per ordinary share and thus could be known as a penny stock, subject to certain exceptions. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our ordinary shares.

Our stock is expected to initially trade below $5.00 per share. As a result, our stock could be known as a “penny stock”, subject to certain exceptions, which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our Ordinary Shares could be considered to be a “penny stock”, subject to certain exceptions. A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than established members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our Ordinary Shares, and may negatively affect the ability of holders of shares of our Ordinary Shares to resell them, if the “penny stock” rules apply. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to.

Our share price may be volatile and may fluctuate.

Like other biotechnology companies, the market price of our Ordinary Shares may be volatile. The factors below may also have a material adverse effect on the market price of our Ordinary Shares:

•
fluctuations in our results of operations;
•
our ability to enter new markets;
•
negative publicity;
•
changes in securities or industry analyst recommendations regarding our company, the sectors in which we operate, the securities market generally and conditions in the financial markets;
•
regulatory developments affecting our industry;
•
announcements of studies and reports relating to our products or those of our competitors;
•
changes in economic performance or market valuations of our competitors;
•
actual or anticipated fluctuations in our quarterly results;
•
conditions in the industries in which we operate;
•
announcements by us or our competitors of new products, acquisitions, strategic relations, joint ventures or capital commitments;
•
additions to or departures of our key executives and employees;
•
fluctuations of exchange rates;
•
release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and
•
sales or perceived sales of additional shares of our Ordinary Shares.

In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the issuer that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit and divert the time and attention of our management, which could seriously harm our business.

If we fail to meet applicable listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

We cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

•
a limited availability of market quotations for our Ordinary Shares;
•
reduced liquidity for our Ordinary Shares;
•
a determination that our Ordinary Shares are “penny stock”, which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;
•
a limited amount of news about us and analyst coverage of us; and
•
a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

We do not intend to pay cash dividends on our Ordinary Shares in the foreseeable future.

We have never paid dividends on Ordinary Shares and do not currently anticipate paying any cash dividends on our Ordinary Shares in the foreseeable future. Under English law, any payment of dividends would be subject to relevant legislation and our articles of association, which provide that all dividends must be approved by our board of directors and, in some cases, our shareholders, and may only be paid from our distributable profits available for the purpose, determined on an unconsolidated basis.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

Upon the closing of the Company's IPO, we have begun reporting under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Ordinary Shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain and maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. Currently, we do not plan to rely on home country practices with respect to our corporate governance. If we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares.

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, including goodwill (taking into account the expected proceeds from the Company's IPO) and projections as to the market price of our Ordinary Shares following the completion of the Company's IPO, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be treated as a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Ordinary Shares, fluctuations in the market price of our Shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service, or the IRS, may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in the Company's IPO. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation — United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our Ordinary Shares and on the receipt of distributions on our Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Ordinary Shares. For more information see “Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to the Ordinary Shares.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Our registered public accounting firm, BF Borgers CPA PC, is not headquartered in mainland China or Hong Kong and was not identified in the PACOB’s Determination Report on December 16, 2021 as a firm subject to the PCAOB’s determination.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such ordinary shares from being traded on a national securities exchange or in the over the counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCA Act”), which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China, and (2) Hong Kong.

Our auditor, BF Borgers CPA PC, is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Lakewood, CO, and has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor and our auditor was not identified in the PACOB’s Determination Report as a firm subject to the PCAOB’s determination.

However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ordinary shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our status as a listed company on the Nasdaq Capital Market.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the applicant’s or listed company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act, or HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the issuer uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the issuer’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act. On December 18, 2020, the HFCA Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

Furthermore, the HFCA Act, which requires that the PCAOB be permitted to inspect the issuer’s public accounting firm within three years, may result in the delisting of our Company in the future if the PCAOB is unable to inspect our accounting firm at such future time.

In addition, on June 22, 2021, the U.S. Senate passed the AHFCA Act, which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China, and (2) Hong Kong.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, BF Borgers CPA PC, is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Lakewood, CO, and has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor.

However, the above recent developments may have added uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us since we are an emerging growth company and a part of our operations are conducting in China.

Our co-founders, Mr. James Foster and Mr. Cameron Shaw, will continue to own a significant percentage of our Ordinary Shares and will be able to exert significant control over matters subject to shareholder approval.

As at the date of this Annual Report on Form 20-F, Mr. James Foster, our co-founder, director and Chief Executive Officer, beneficially owns 24.9% of the Ordinary Shares of the Company, and Mr. Cameron Shaw, our co-founder, director and Chief Operating Officer, beneficially owns 18.0% of the Ordinary Shares of the Company. Our co-founders collectively own 42.9% of the Ordinary Shares of the Company.

Additionally, as of the date of this Annual Report on Form 20-F, Mr. James Foster and/or Mr. Cameron Shaw do not have any kinds of shareholders’ agreement with the following shareholders:

•
Ms. Fiona Foster, who is a relative of Mr. James Foster and owns approximately 0.6% of the Ordinary Shares of the Company;
•
Mr. Patrick Foster, who is the father of Mr. James Foster and owns approximately 9.1% of the Ordinary Shares of the Company;
•
Mr. Alexander Shaw, who is the brother of Mr. Cameron Shaw and owns approximately 0.8% of the Ordinary Shares of the Company; and
•
Mr. Michael Shaw, a selling shareholder, who is the father of Mr. Cameron Shaw and owns approximately 0.1% of the Ordinary Shares of the Company.

As a result, the co-founders may still be able to exert significant control over matters subject to shareholders’ approval even if the co-founders do not have any impact over Mr. Patrick Foster’s, Ms. Fiona Foster’s, Ms. Anne Foster’s, Ms. Ann Shaw’s, Mr. Alexander Shaw’s, and Mr. Michael Shaw’s voting decisions. Therefore, as of the date of this Annual Report on Form 20-F, the co-founders may still have the ability to substantially influence us through this ownership position. For example, the co-founders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. The co-founders’ interests may not always coincide with our corporate interests or the interests of other shareholders, and he may act in a manner with which you may not agree or that may not be in the best interests of our other shareholders. So long as the co-founders continue to own a significant amount of our equity, including the equity owned by their affiliates, they will continue to be able to strongly influence or effectively control our decisions. Any additional investors will own a minority percentage of our Ordinary Shares and will have minority voting rights. However, we will not be a “controlled company” under the NASDAQ Stock Market Rules after the Company's IPO.

Our pre-IPO shareholders are able to sell their shares after the completion of the Company's IPO subject to restrictions under Rule 144 under the Securities Act, which could impact the trading price of our Ordinary Shares.

11,576,598 Ordinary Shares are issued and outstanding as of the date of this report. Our pre-IPO shareholders may be able to sell their Ordinary Shares under Rule 144 after the completion of the Company's IPO. See “Shares Eligible for Future Sale” below. Because these shareholders have paid a lower price per Ordinary Share than participants in the Company's IPO, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price, which could impact the trading price of our Ordinary Shares following the completion of the Company's IPO, to the detriment of participants in the Company's IPO. Under Rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of the Ordinary Shares to be sold pursuant to Rule 144 during the pendency of the Company's IPO.

Failure to comply with anticorruption and anti-money laundering laws, including the FCPA and similar laws associated with activities outside of the United States, could subject us to penalties and other adverse consequences.

We are subject to the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§ 78dd-1, et seq., referred to as the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the UK Bribery Act, and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. We face significant risks if we fail to comply with the FCPA and other anti-corruption laws that prohibit companies and their employees and third-party intermediaries from promising, authorizing, offering, or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties, and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any advantage. Any violation of the FCPA, other applicable anti-corruption laws, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, or severe criminal or civil sanctions, which could have a material adverse effect on our reputation, business, operating results, and prospects. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources, significant defense costs, and other professional fees.

We expect to incur significant additional costs as a result of being a public company, which may materially and adversely affect our business, financial condition and results of operations.

We expect to incur costs associated with corporate governance requirements that will become applicable to us as a public company, including rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Exchange Act, as well as the rules of the Nasdaq. These rules and regulations are expected to significantly increase our accounting, legal and financial compliance costs and make some activities more time-consuming. We also expect these rules and regulations to make it more expensive for us to obtain and maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Accordingly, increases in costs incurred as a result of being a publicly traded company may materially and adversely affect our business, financial condition and results of operations.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

The trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our securities will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline and result in the loss of all or a part of your investment in us.

Recently introduced economic substance legislation of the Cayman Islands may impact us and our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, has recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Law, 2018, or the Substance Law, and issued Regulations and Guidance Notes came into force in the Cayman Islands introducing certain economic substance requirements for “relevant entities” which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019 and onwards. A “relevant entity” includes an exempted company incorporated in the Cayman Islands, as is Virax Biolabs Group Limited; however, it does not include an entity that is tax resident outside of the Cayman Islands. Accordingly, for so long as Virax Biolabs Group Limited is a tax resident outside of the Cayman Islands, we are not required to satisfy the economic substance test set out in the Substance Law. Although it is presently anticipated that the Substance Law will have little material impact on us and our operations, as the legislation is new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of these legislative changes on us and our operations.

Because we are incorporated under the laws of the Cayman Islands, our executive office is located in United Kingdom and the majority of our executive officers and directors are located outside the United States, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal or state courts may be limited.

We are holding company incorporated as an exempted company with limited liability incorporated under the laws of the Cayman Islands and our executive office is located in the United Kingdom. In addition, the majority of our executive officers and directors are located outside of the United States and are nationals or residents of jurisdictions other than the United States, and all or a substantial portion of their assets are located outside of the United States. Mr. James Foster, our Chief Executive Officer, chairman of the board of directors, holds a British Passport and currently resides in Shanghai, China; Mr. Jason Davis, our Chief Financial Officer, is located in the United States and holds a United States passport; Mr. Mark Ternouth, our Chief Technical Officer, holds a British Passport and currently resides in Shanghai, China; Mr. Tomasz George, our Chief Scientific Officer, holds a British passport and currently resides in the United Kingdom; Mr. Cameron Shaw, our Chief Operating Officer and director, holds a British passport and currently resides in the United Kingdom; Mr. Yair Erez, our independent director, holds a British passport and currently resides in the United Kingdom; Mr. Evan Norton, our independent director, holds a United States passport and currently resides in the United States; and Ms. Margaret Gilmour, our independent director, holds a Canada passport and currently resides in Canada.

As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. A judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may not be enforceable in or recognized by the courts of the jurisdictions where our directors and officers reside, and the judicial recognition process may be time-consuming. It may be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We have appointed Cogency Global Inc., 122 East 42nd Street, 18th Floor New York, NY 10168 as our agent to receive service of process with respect to any action brought against us in the state or federal courts of the United States in connection with the Company's IPO under the securities laws of the United States.

Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (2022 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

We have been advised by our Cayman Islands legal counsel that there is uncertainty as to whether the courts of the Cayman Islands would:

•
recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and
•
entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)
is given by a foreign court of competent jurisdiction;
(b)
imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;
(c)
is final;
(d)
is not in respect of taxes, a fine or a penalty;
(e)
was not obtained by fraud; and
(f)
is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Moreover, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our memorandum and articles of association will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of the Company's IPO and the sales of our Ordinary Shares by the selling shareholders pursuant to the Resale Prospectus filed contemporaneously herewith. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders unless required by the Companies Act of the Cayman Islands or other applicable law or authorized by the directors or by ordinary resolution. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practices with respect to any corporate governance matter. To the extent we choose to follow home country practices with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Item 4. Information on the Company

A. History and Development of the Company.

Our legal name is Virax Biolabs Group Limited, and our commercial name is “Virax Biolabs” We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our principal executive offices are located at 30 Broadwick Street, London W1F 8JB, United Kingdom. Our telephone number is +44 020 7788 7414.

Virax Cayman is a holding company incorporated in the Cayman Islands that owns all of the outstanding capital stock of Virax Biolabs (UK) Limited, our wholly-owned United Kingdom subsidiary. Virax Biolabs (UK) Limited, in turn, owns all of the outstanding capital stock of Virax Biolabs Limited, our wholly-owned Hong Kong subsidiary. Virax Biolabs Limited owns all of the outstanding capital stock of Virax Immune T-Cell, our wholly-owned Hong Kong subsidiary, and 95.65% of the outstanding capital stock of Virax Biolabs Pte. Limited, our operating subsidiary incorporated in Singapore. Virax Biolabs Pte. Limited owns all of the outstanding capital stock of Logico Bioproducts Corp., a wholly-owned British Virgin Islands and a subsidiary of Virax Biolabs Pte. Limited. Logico Bioproducts Corp., in turn, owns all of the outstanding capital stock of Shanghai Xitu, a wholly-owned subsidiary of Logico Bioproducts Corp. and a wholly foreign owned enterprise based in China.

We completed a reorganization and share exchange in September 2021 (the "Reorganization"). Pursuant to the Reorganization, all shareholders of Virax Biolabs Limited (HK) transferred their shares, 102,478,548 ordinary shares in total, to Virax Biolabs (UK) Limited, in exchange for an aggregate of (i) 2,549,028 newly issued Class A Ordinary Shares and (ii) 7,034,306 newly issued Class B Ordinary Shares of Virax Biolabs Group Limited. On June 19, 2022, Virax Cayman underwent a shareholding restructuring whereby the Company’s authorized share capital became a single class of shares of Ordinary Shares and all of the then issued shares were re-designated as Ordinary Shares.

On July 25, 2022, the Company completed its IPO of 1,350,000 shares of common stock at a price to the public of $5.00 per share pursuant to our registration statement on Form F‑1 (File 333-263694), as amended and declared effective by the SEC on June 30, 2020 (the “Registration Statement”). In addition, on July 25, 2022, Boustead Securities, LLC, as representative of several underwriters, exercised an over-allotment option (the “Option”) in part to purchase 202,500 Ordinary Shares from the Company in connection with the IPO at a price of $5.00 per Ordinary Share. On July 21, 2022, our stock began trading on the Nasdaq under the symbol “VRAX.”

We did not have any capital expenditures for the years ended March 31, 2022 and 2021.

We use our website (http://www.viraxbiolabs.com) as a channel of distribution of Company information. The information we post on our website may be deemed material. Accordingly, investors should monitor the website, in addition to following our press releases, SEC filings and public conference calls and webcasts. The contents of our website are not, however, a part of this Annual Report on Form 20-F.

B. Business overview.

Virax Cayman is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of our own, Virax Cayman conducts our operations through its operating subsidiaries in Singapore, Hong Kong, China and British Virgin Islands and has been operating since 2013. Prior to the introduction of Virax branded products in 2020, the Group was engaged in the Fast Moving Consumer Goods (FMCG) importation business into the PRC.

Virax Cayman is a global innovative biotechnology group that primarily engages in sales, distribution and marketing of diagnostics test kits and med-tech and PPE products for the prevention, detection, diagnosis and risk management of viral diseases with a particular interest in the field of immunology. Our mission is to minimize the risks of viruses throughout the world via our products offerings.

Our product portfolio includes: (i) diagnostics test kits sold through our “ViraxClear” brand; (ii) med-tech and PPE products sold through our “ViraxCare” brand; and (iii) Sourced Brands. Currently, our Group does not manufacture or develop any product that we sell in our product portfolio and we act as a distributor of third-party suppliers’ products. However, we believe our products, in particular diagnostic test kits, provide significant value for consumers, through improved detection of diseases, improvements in health, wellness and productivity as well as by reducing other healthcare costs, such as emergency visits and hospitalizations. Our Group also seeks to maximize consumers’ access to our products and services through competitive pricing and regular evaluations of our pricing arrangements and contracts with our distributors. We also expect to launch an upcoming brand, “Virax Immune”, with the intention of providing an immunology profiling platform that assesses each individual’s immune risk profile against major global viral diseases. Currently, we have developed a functioning prototype of T-Cell IVD Test under the Virax Immune Brand but we are still in the process of conducting further tests and we have not submitted any T-Cell IVD Test to any regulatory agency for approval. We believe that the T-Cell IVD Tests and immunology platform we are developing under the Virax Immune brand will be particularly useful in the diagnosis and threat analysis of the major viruses faced globally.

Currently, the end-users of our distribution partners under our ViraxClear brand include but not limited to, clinics, pharmacies, laboratories, hospitals, and other relevant groups on an international basis, covering more than 10 countries and 4 regions, including but not limited to Europe, South America, Asia Pacific, and Sub-Saharan Africa, and we expect to extend our geographical reach to North America in 2022, while the end-users of our dedicated online platforms sales under our ViraxClear brand are predominately individuals and pharmacies. The end-users of our ViraxCare products are predominately corporations, employees, and individual consumers.

We have two commercialized brands and an upcoming brand that produce a robust pipeline of products and services which diagnose, monitor, and enable the treatment of viral diseases. Our commercialized brands are ViraxClear and ViraxCare, which have been put into market since 2020, and we aim to launch the Virax Immune brand in 2022.

ViraxClear is a diagnostics distributor, which distributes primarily the following COVID-19 test kits we source from third-party suppliers, including: (i) Rapid Antibody IgC/IgM Test; (ii) Antigen Test; (iii) Polymerase Chain Reaction (“PCR”) Rapid Test; and (iv) Neutralizing Antibody Tests. We have been distributing and selling those products in Europe, South America, Africa and Asia and are continuing to penetrate new markets, such as North America, by working with strategic distribution partners and selling on our own online platform. We are also seeking to grow the product offering to leverage our existing and growing distribution network.

ViraxCare provides innovative med-tech and PPE products. The product range includes: (i) employee protection equipment (“EPE”) products designed by us and produced and assembled by third-party suppliers pursuant to our manufacturing specifications, including infrared thermometers, pulse oximeters, masks, gloves, and other PPE; and (ii) sourced brands from third-party suppliers for our distribution, including but not limited to nebulizing machines and smart wearable devices that alert employees to help them follow social distance guidelines.

Currently, to facilitate the sales and distribution of our ViraxClear and ViraxCare products, we predominately rely on our key suppliers, Nanjing Vazyme Medical Technology Co., Ltd in China for diagnostics test kits and Venus Health Consulting Limited in Hong Kong for med-tech and PPE products, for product manufacturing. After we receive our ViraxCare and ViraxClear products from our suppliers, we utilize a third party logistic company, namely, Stork Up Limited in Hong Kong, for the distribution of our products to our end-users and strategic partners overseas.

Virax Immune is our primary focus. We are developing proprietary T-Cell Test technology with the intention of providing an immunology profiling platform that assesses each individual’s immune risk profile against major global viral threats. The first IVD test we are developing is a COVID-19 T-Cell IVD test kit, which will be submitted for regulatory approval in Canada, Europe, United Kingdom and the United States initially, could be an important diagnostic tool to identify diseases including but not limited to Human Papillomavirus (better known as HPV), Malaria, Hepatitis B, and Herpes (better known as HSV-1). Virax Immune is primarily focused on the proprietary development of our T-Cell IVD test linked to our immunology software application. Currently, we have developed a functioning prototype of T-Cell IVD Test under the Virax Immune Brand but we are still in the process of conducting further tests and we have not submitted any T-Cell IVD Test to any regulatory agency for approval.

We will continue to innovate by developing biotechnologies that enable us to understand viral diseases and utilize our to-be-acquired novel biosensor technology for accurate point-of-care quantification of additional biomarkers. Our goal is to understand the adaptive immune system and translate it into new products with unprecedented scale, precision and speed.

We are committed to strategically capitalizing on growth opportunities by innovating our own product pipeline, partnering with researchers and pharmaceutical companies, and maximizing the value of our existing products and services, as well as engaging in various business development activities. We believe that our business development activity is an enabler of our business and growth strategies, and we seek to generate growth by pursuing acquisitions and investments that have the potential to enhance our business and capabilities.

Our Industry

Our Group competes in the in-vitro diagnostic (“IVD”) market. The IVD tests are defined as medical devices and reagents that are used to analyze specimens derived from the human body (including blood, tissues, and other body fluids) to detect diseases, conditions, and infections. IVD tests are usually performed at either stand-alone laboratory, hospital-based laboratory, or point-of-care (“POC”) centers. The technologies used for test sample preparation majorly include polymerase chain reaction (“PCR”), microarray techniques, sequencing technology, and mass spectrometry. Based on the key technologies involved, the global IVD market is fragmented into sub-segments including Immunoassay, Hematology, Clinical Chemistry, Molecular Diagnostics, Microbiology, Haemostasias, Flow Cytometry and others. According to Netscribes’ estimates, the global IVD market was valued at around $75.0 billion (FY2021E). It has the potential to experience modest growth rates in the next five years, expanding at a CAGR of around 5.2% (2020 – 2025).

In light of the COVID-19 pandemic and healthcare being a non-satiable necessity to humankind, the IVD sector is ever-expanding and is expected to experience lucrative growth rates owing to driving factors such as aging global population, increase in the occurrence of complex infectious diseases, an increase in awareness among the global urban populations etc. However, lack of proper reimbursement policies in the developing nations and scepticism among patients to get regular healthcare consulting are still hindrances in some regions, especially third-world countries, which impedes the growth of the IVD market.

In recent years, the technological revolution that spans across industries, including healthcare, is a massive, inevitable and unparalleled one that the 21st century has seen. With digitalization being the torchbearer of this transformation, healthcare has been one of the most successful digitally-integrated industries. This is owing to its intensive capacity to absorb and adapt to new technology within traces of almost every domain existent. Technologies such as POC testing, liquid biopsy and molecular diagnostics have witnessed revolutionary advancements that are milestones to modern medicine.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors and will continue to contribute to our success:

Cutting-edge technology

Our Group is a dynamic and innovative group engaged in creating cutting-edge technology. In particular, our in-development Virax Immune’s immunological diagnostic profiling technique is intended to be cutting-edge technology which we believe is not available on the IVD market as at the date of this report. Currently, we are testing T-Cell responses to specific viral threats which will allow us to build individual immunological profile overtime based on different tests completed by different individuals. As a result, our Group believes our cutting-edge technology will enable us to radically change the diagnostic approaches of the IVD market with respect to major viral diseases.

Commercialization of our own diagnostic devices

Historically in-vitro diagnostic test kits are designed to be lab specific by leading biotechnology and pharmaceutical companies, and thus, an in-vitro diagnostic test kit company is required to be tied down to a specific biotechnology partner or pharmaceutical partner. However, we designed our Virax Immune T-Cell IVD test kit to be as lab agnostic and easy to use as possible. As a result, we believe this will allow us to distribute the T-Cell in-vitro diagnostics test kit to a broader geographic reach and deploy the test kits rapidly, without having to impose difficult techniques or equipment on our lab partners or being tied down to a specific lab partner. As a result, we believe we can rapidly capture the T-Cell in-vitro diagnostics test kit market share in a short period of time. Further, although we entered into a non-binding letter of intent with a European Union based materials technology company to potentially partially acquire one of their proprietary technologies, the Virax Immune brand’s future success is not dependent on our ability to partially acquire this proprietary technology as we believe that the adoption of their proprietary technology into our immune system testing technology for use at point-of-care or outside of a laboratory will only further complement the functionalities of our upcoming Virax Immune IVD T-Cell test kit in the future. However, if we fail to partially acquire or fail to adapt the necessary proprietary technology, our competitors may manufacture and market similar products, or dilute our brands, which could adversely affect our potential market share under the Virax Immune brand or delay the introduction of our future products under Virax Immune brand to the market in the long term, and thus, it could have a material adverse effect on our planned business, financial condition and results of operations.

Advanced Technologies with Competitive Pricing

Our ViraxClear diagnostic test kits offer very high sensitivity and specificity levels, approximately 98% to 99% accuracy as compared to an industry average of approximately 90% accuracy, which allow consumers to obtain consistent test results with high accuracy from the safety of their own homes at a price that is as affordable in developing as in developed countries. In addition, our partnerships with various large Chinese and European biotechnology companies and manufacturers allow us to establish a procurement chain which enables us to offer our ViraxClear diagnostic test kits to consumers at competitive pricing. Further, we can readily shift our procurement chain elsewhere based on procurement and shipping costs without incurring significant expenses. We will continue to seek opportunities to optimize our research and development to drive product development and commercial success and facilitate efficient use of capital. With a potential partial acquisition of a proprietary technology from a European Union based materials technology company, we believe it will allow us to remain at the forefront of biomarker testing. The square wave voltammetry electrical measurement techniques will facilitate a shift towards point-of-care and home-based testing that is comparable in accuracy to lab-based enzyme-linked immunosorbent assay, or ELISA, tests.

Experienced Management Team with Extensive Industry Expertise and a Global Vision

Our Group has an experienced management team driven by a shared passion for the prevention, detection, diagnosis and risk management of viral diseases, particularly immunology. Our Group is led by our chief executive officer, Mr. James Foster, who had entrepreneurial successes in several investment companies before co-founding Virax. Mr. Foster initially worked at Royal Bank of Canada and NEX Group plc (formerly, ICAP plc). In 2009, Mr. Foster co-founded and became the vice president of Emerging Asia Capital, a resource focused mergers & acquisitions boutique firm. In 2013, Mr. Foster co-founded and became the chief operating officer of Cryptex Card, the first global debit card company for bitcoin. In 2014, Mr. Foster co-founded Natural Source Group Pte. Limited, a venture capital funded company. Our Group is also led by our chief scientific officer, Mr. Tomasz George, and chief technical officer, Mr. Mark Ternouth. Mr. George is a veteran within the healthcare, diagnostics and wellness industries. Since October 2020, Mr. George has been providing scientific consulting services to Teranova Capital and VICE Media. Mr. George served as chief scientific officer of Verita Healthcare Group Ltd, a global healthcare company focusing on innovative diagnostics, care and personalized treatment and wellness regimens and products, from October 2019 to March 2021. From October 2011 to October 2019, he served as the head of scientific development and then chief scientific officer for Soza Health Ltd., a personalized health and wellness testing service providing tailored recommendations to improve health and longevity. Mr. Ternouth is a seasoned veteran within the consulting industry. In 2017, Mr. Ternouth served as a consultant at GDPR 360, a company providing specialist advisory services on GDPR legislation requirements for companies. From July 2015 to December 2016, Mr. Ternouth served as a senior manager of the IT consulting division at KPMG Management Consulting LLP, a consulting company. From 2014 to 2015, Mr. Ternouth served as the vice president ERP Fusion of Certus Solutions LLP, an Oracle platinum partner company specializing in the delivery of Oracle based business change programs. In 2010, Mr. Ternouth served as a consultant with Mokum Change Management, a consultancy company specializing in Oracle applications implementation. Other members of our management team are also industry veterans with diverse expertise, such as in developing advanced technology platforms, as well as overseeing investments, financing and other corporate development initiatives of various pharmaceutical companies, and possess keen insights into the latest trends in the global healthcare and pharmaceutical market. The vision and capabilities of our leadership team have contributed to a proven track record of launching successful products for Virax globally.

Robust Sales and Distribution Network

Our Group has built a strong sales and distribution network for our Virax branded products since we scaled down our FMCG importation business into the PRC in 2020. Our sales and distribution network is composed of our own direct sales primarily through our e-commerce platforms and as well as various strategic distribution partners, located around the world. We have further complemented our sales and distribution network by securing distribution agreements for in-demand companies, brands and products to sell as an exclusive distributor on a regional basis. For example, under our ViraxClear brand, we have a third-party exclusive distribution agreement with PRC biotechnology company, Nanjing Vazyme Medical Technology Co., Ltd, for the distribution of their diagnostic kits under our brand name in the Canadian market. The third party exclusive distribution agreements allowed our Group to drive revenue and build further shareholders’ value by increase sales and sales margin on products that we do not produce. For further details on the third party exclusive distribution agreements, please refer to “Key Supplier Relationship” in this section.

Expanding Research and Development Capabilities

Our Group has invested significant resources with respect to our gross income in research and development. For the six months ended September 30, 2021 and the years ended March 31, 2021 and 2020, our research and development expenses amounted to approximately $200,000, $120,221 and $87,000, respectively. As of September 30, 2021, we have an intellectual property portfolio consisting of 16 regional exclusivity licenses, 3 pending trademarks and 4 registered domain names. We intend to apply for an aggregate of 3 patents in 2022. For one of the pending patents, we are in the process of partially acquiring it and we expect to close the acquisition in 2022. We have built a strong research and development team and are developing our Virax branded products and a T-Cell IVD test kit under the Virax Immune brand for COVID-19, which we subsequently intend to adapt for immunological profiling against multiple viral threats. We are also building a proprietary mobile application for Virax Immune, using an in-house code, that will present an individual’s immunological profiling data and provide advice on the users’ immune system. Based on our management team’s analysis, we expect to file a patent for the Virax Immune Cell diagnostic test kit and a copyright for the Virax Immune app in 2022. With a potential of a partial acquisition of a patent, we will aim to integrate it into Virax Immune’s product offering, as well as license it to third parties. As of September 30, 2021, our research and development team was composed of 4 personnel, which accounted for approximately 33.3% of our total employees. While Mr. James Foster and Mr. Cameron Shaw fulfiled their duties as chief executive officer and chief operating officer, respectively, they were also included in the research and development team in addition to Mr. Mark Ternouth, our Chief Technical Officer, and Mr. Tomasz George, our Chief Scientific Officer, due to their respective inputs and assistance to the innovations and developments of the ViraxClear, ViraxCare and Virax Immune business lines. Our research and development team has years of technology know-how in developing and launching products and services in response to market demands. We believe this can lead to a shorter time to market which in turn may allow us to fully capture opportunities presented by shifts in industry trends. Further, our in-house research and development team collaborate closely with our manufacturing and research and development partners to ensure our products receive timely updates and/or the new biotechnology to keep abreast of viral diseases affecting the global.

Our Strategies

Development of the proprietary Virax Immune suite of IVD T-Cell test kits, which has a huge potential in immunology diagnostics and therapeutics, and development of the Virax Immune Mobile Application that will allow consumers to access their test results and then link to a variety of information and advice regarding their immunological profile provided by their test results.

We believe COVID-19 brought the role of the healthcare industry to the forefront of society and has created the opportunity for us to be positioned in the IVD industry as the “go to” industry to rapidly and develop the appropriate immunology responses to any pathogen, including future pandemics. To capture this opportunity, we have made significant investments with respect to our gross income in the development of a new brand and a technology platform, Virax Immune, which we seek to initially develop a new COVID diagnostic test kit aiming at the detection of T-Cell immune responses to the SARS-Cov-2 virus. We plan to continue to make significant investments to solidify and improve our diagnostic and technological edge. For example, with artificial intelligence, we aim to personalize and optimize user experience, display a variety of information regarding their immunological profile, and tailor health recommendations based on consumer individual test results within our mobile application under Virax Immune, and thereby improve consumer engagements. Although we have developed a functioning prototype of T-Cell IVD Test, we are still in the process of conducting further tests and we have not submitted any T-Cell IVD Test to any regulatory agency for approval, we have identified other diseases where T-cell testing under Virax Immune products could be an important diagnostic tool to identify other viral diseases. We believe we can leverage upon our technologies to develop and adapt the T-cell test which will allow us to grow our product offering under the Virax Immune brand for a broader IVD application through T-cell testing to cover over 14 viral threats. Further, we have signed a letter of intent and are in the process of negotiating a definitive agreement with a European Union based materials technology company to acquire partially their relevant proprietary technology, and we have no specific closing timeline as of the date of this report. After the acquisition, the proprietary technology will allow us to test many immune system biomarkers at point-of-care, with results that are comparable to laboratory standard tests in minutes. For further details on Virax Immune, see “Our Products and Services — Virax Immune” in this section.

Expand Sales and Marketing.

We intend to strengthen and expand our sales and marketing efforts by capitalizing our top quality products and utilizing the following strategies, among others:

•
Further collaborating with international industry leaders as well as governments by selectively pursuing strategic partnerships, investments, or acquisitions. We firmly believe that collaboration with industry leaders and governments in various countries is an effective means for us to accumulate international expertise and expand our global presence. We plan to further pursue strategic co-development arrangements to enhance our product pipeline. We also plan to make selective investments and acquisitions that complement and create synergies with our existing businesses and products and services. Our ideal targets include companies with strong capabilities in developing diagnostic kits for viral diseases, in particular those associated with immunology, extensive development or biotechnological expertise, and global operating experience.
•
Penetrating other mature regions or countries through the provision of our disruptive technology. In addition to the main locations which we distribute and sell to, namely, Europe, South America and Southeast Asia, we recognize that there are further opportunities in other regions or countries that are also facing the challenges of viral diseases, including COVID-19. With the constant challenges of COVID-19 variants, we intend to focus on further penetrating other regions or countries, namely, the United States, Canada, the Middle East, and Africa, that are adversely affected by COVID-19 in the fourth quarter of 2021 and beyond with our ViraxClear test kits and Virax Immune test kit.
•
Expand our sales team. We plan to recruit additional employees to expand our sales team to approximately 10 sales representatives by the end of 2022 in our targeted sales regions or countries, namely, the United States, Canada, the Middle East, and Africa. We also plan to expand our sales team in our existing markets, namely, Europe, South America and Southeast Asia to strengthen our existing market shares. With an increased sales workforce, we will be able to pursue further business opportunities with our key customers as well as target additional new clients.

Our Products and Services

To date, our product portfolio includes: (i) IVD test kits sold through our “ViraxClear” brand; (ii) med-tech and PPE products sold through our “ViraxCare” brand; and (iii) Sourced Brands. Currently, we do not manufacture or develop any product that we sell in our product portfolio and we act as a distributor of third-party suppliers’ products. For the years ended March 31, 2022 and 2021, revenues generated from our ViraxClear brand accounted for approximately nil and 40%, respectively, of our total revenues. For the years ended March 31, 2022 and 2021, revenues generated from our ViraxCare brand accounted for approximately nil and 40%, respectively. For the years ended March 31, 2022 and 2021, Sourced Brands accounting for approximately nil, and 20%, respectively, of our total revenues. As Virax Immune has not commenced any sales, it did not account for any revenue for the year ended March 31, 2022. However, we expect Virax Immune to account for part of our revenue once sales commences. Currently, we generated our revenues primarily through our two existing commercialized.

Currently, we have two commercialized brands and an upcoming brand that produce a robust pipeline of products and services which diagnose, monitor, and enable the treatment of viral diseases. Our current commercialized brands are ViraxClear and ViraxCare, with the Virax Immune brand aimed to launch once we submit our T-Cell IVD test for regulatory approval and obtain the relevant approval.

ViraxClear is a diagnostics distributor, which distributes primarily the following COVID-19 IVD test kits we source from third-party suppliers, including: (i) Rapid Antibody IgC/IgM Test; (ii) Antigen Test; (iii) Polymerase Chain Reaction (“PCR”) Rapid Test; and (iv) Neutralizing Antibody Tests. We have been distributing and selling those products in Europe, South America, Africa and Asia and are continuing to penetrate new markets, such as North America, by working with strategic distribution partners and selling on our own online platform. We are also seeking to grow the product offering to leverage our existing and growing distribution network.

ViraxCare provides innovative med-tech and PPE products to our customers. The product range includes: (i) EPE products designed by us and produced and assembled by third-party suppliers pursuant to our manufacturing specifications, including infrared thermometers, pulse oximeters, masks, gloves, and other PPE; and (ii) sourced brands from third-party suppliers for our distribution, including but not limited to nebulizing machines and smart wearable devices that alert employees to help them conform with social distance guidelines.

We are also expecting to source other medical products, including but not limited to various artificial intelligence Medtech solutions from other brands for distribution only, which we expect to launch in 2022.

Virax Immune is our upcoming brand and also our primary focus in the near future. We are developing proprietary T-Cell Test technology with the intention of providing an immunology profiling platform that assesses each individual’s immune risk profile against major global viral threats. The first test we are developing is a COVID-19 T-Cell IVD test kit, that we are aiming to bring to market once we submit our T-Cell IVD test for regulatory approval and obtain the relevant approval. Virax Immune is focused on the proprietary development of our T-Cell IVD test kit linked to our immunology software application.

Virax Immune

The responses to COVID-19 vary widely between individuals. Some individuals might be infected with the virus but exhibit no symptoms whatsoever, whereas others may have serious and occasionally fatal responses to the virus. T-Cells are responsible for part of an individual’s immune responses to COVID-19. They identify the virus, bind to it and alert the rest of the immune system to its presence, coordinating the immune cells against the viral attack. After an individual becomes infected with COVID-19, T-Cells to the virus can be present in the blood long after recovery. IgG antibodies to COVID-19 may be present for months after disease recovery. T-Cells to the original 2002 Severe Acute Respiratory Syndrome (“SARS”) virus have been found in survivors 17 years after the original infection. As a result, long-term protection could be expected for the current COVID-19.

Since January 2022, we have been conducting preclinical trials on our new T-Cell IVD test kit seeking to detect T-Cell immune responses to major global viral diseases, in particular to COVID-19. Our subsequent clinical trials will be conducted in the Netherlands by ICON Clinical Research Limited, an independent third party company. Initially, volunteers and/or patients are screened based on a list of criteria in order for the eligible participants to be chosen to participate in the trial. Once chosen, blood samples are taken from eligible participants. Currently, there are approximately 100 eligible participants. After the blood samples are taken, they are sent and reviewed by IQ Services B.V. (the “Study Team”), an independent third party science company. All intellectual property rights developed during the course of the research activities by the Study Team belongs to our Group. The study team identifies the presence of various markers/protein, including but not limited to T-Cell markers & SARS-CoV-2 total antibodies. Once they identify the blood samples with the various markers/protein, the relevant samples are tested on our T-Cell IVD test kit. Depending on the accuracy of the number of positive test results returned, it will validate our T-Cell IVD test kit.

We believe these tests are useful for determining an individual’s inherent protection from COVID-19 by their immune T-Cells if an individual has so far avoided COVID-19 infection. The new COVID-19 in-vitro diagnostic kit also may be useful to determine the degree of long-term protection an individual may have after recovering from COVID-19. To illustrate the effectiveness of a general T-cell in-vitro diagnostic test kit, according to a research report on “SARS-CoV-2-specific T cell immunity in cases of COVID-19 and SARS, and uninfected controls”, independent third party researchers tested a samples of 2,200 people in Vo’, Italy, with a T-cell test and with an antibody test. Of the 70 people who had confirmed cases of COVID-19, the T-cell test correctly identified 97% of cases and the antibody test correctly identified 77% of cases, and of the more than 2,000 people who were tested negative for COVID-19, the T-cell diagnostic test also returned positive results for 45 people. Currently, we have developed a functioning prototype of T-Cell IVD Test under the Virax Immune Brand but we are still in the process of conducting further tests and we have not submitted any T-Cell IVD Test to any regulatory agency for approval. However, we plan to predominately submit our Virax Immune T-Cell IVD test kit for regulatory approval in the United States, Canada, United Kingdom and European Union, as well as marketing to our existing ViraxClear distribution partners in South America and Africa for reselling. In these countries, we plan to use a combination of our existing regional distributors and continuous expansion of on these existing distributors for sales to clinics, pharmacies, laboratories, hospitals, and other relevant groups for the regions outside of North America and Europe. Further, outside of these territories, we plan to contract with distributors who will market and sell our Virax Immune T-Cell IVD test kit. Our target customers base includes hospitals, commercial testing laboratories, importers, and distributors. Our goal is to educate these groups through social media campaigns and other marketing channels with regard to the clinical, operational and economic benefits of switching from an antibody test to our T-Cell IVD test kit.

Due to the current COVID-19 global pandemic, COVID-19 will continue to affect the world in some form for the foreseeable future. As such, there is a strategic business case to focus our T-cell test on responses to COVID-19 in the first instance, and eventually, branching out to cover other communicable diseases, pathogens and allergens in the near future.

As more of the global population get vaccinated, the current coronavirus will be under increasing pressure to mutate in order to evade the vaccine’s protection. Further, no vaccine is 100% effective against the coronavirus so there always will be a part of the vaccinated population, between approximately 5% and 50% of the population depending on which vaccine was administered, who will not and/or do not develop an adequate immune response, and thus, are not effectively protected from coronavirus. It is therefore very important to test long-term adaptive immunity to COVID-19 and its variants as they arise so that individuals will have better knowledge as to their continued protection as the coronavirus mutates.

Long-Covid or Covid Long hauler syndrome (“Long-Covid”) may affect up to 20% of individuals who have contracted COVID-19, and even individuals who developed or will develop an adverse response to vaccination. One of the fundamental mechanisms behind this coronavirus involves immune cells in the body that start to express Sars-Cov-2 spike proteins (“Rogue Immune Cells) even after the viral Sars-Cov-2 particles have been eradicated and the original infection is eradicated from the body. The T-cells within an individual can identify these Rogue Immune Cells. As such, our T-Cell IVD test is effective at identifying Long-Covid as well as immunity to the original coronavirus disease.

Although we have not submitted any Virax Immune products for regulatory approval, we have identified other diseases where T-cell testing under Virax Immune products could be an important diagnostic tool to identify diseases including but not limited to Post-Lyme, Fibromyalgia, Chronic Fatigue Syndrome, Epstein–Barr virus (better known as EBV), Human Papillomavirus (better known as HPV), Malaria, Tuberculosis, Dengue virus, Hepatitis B, Herpes (better known as HSV-1), Rabies, Mumps, Rubella, Measles, Cytomegalovirus (better known as CMV), Hepatitis C virus (better known as HCV), HIV, and Influenza A. It may also be a useful tool for allergy testing. We believe we can leverage upon our technologies to develop and adapt the T-cell test which will allow us to grow our product offering under the Virax Immune brand for a broader IVD application through T-cell testing to cover over 14 viral threats.

Further, due to the on-going COVID-19 pandemic, international travel around the globe will continue to be significantly hindered due to the high risk of infection. As such, there is a “growing global consensus” for the need for a COVID-19 immunity passport to permit international travel based on digital proof of vaccination and a negative COVID-19 test result. As we believe that the general results of a T-cell diagnostic test will provide a better long term understanding of an individual’s COVID-19 status and immunity than other COVID-19 diagnostic tests, we believe that by linking our Virax Immune diagnostic test kit to our immunology software application (collectively, “Virax Immune Platform”), we can integrate the application through a software development kits (“SDK”) and application programming interface (“API”) to assist with the creation of an immunity passport system proposed by global authorities by allowing governments to have access to an individual’s test results, which could be ground breaking from a COVID-19 health perspective since there is no COVID-19 immunity passport as of March 31, 2022. Currently, vaccine passport technology is being rolled out globally and it is already extrapolating data streams from a variety of sources but predominately based on government mandated vaccination programs. The governments integrate data through a variety of means and methods, including the procurement processes which we have played a role in applying previously. However, as of the date of this report, we have not engaged with any governments for Virax Immune Platform yet. We believe that as vaccination efficacy wavers, and as time goes on, other forms of data and information will become crucial in understanding an individual’s ability to travel or cross borders safely. The Virax Immune Platform will provide proprietary data flows to further governments’ application programs as they diversify data flows away from simple binary vaccinations as the sole indictor of travel suitability. We believe immune system responses can accurately paint a more accurate long-term picture of an individual’s likelihood to be protected from serious disease and will likely be associated with their chances of contracting a disease and the possibility of transmitting the disease to others. We foresee our Virax Immune Platform and the information that we will produce from it will be a resourceful tool for every government globally if they are to feasibly open borders to all medium to high risk countries in the near to medium term future while also safeguarding their citizens as much as possible.

The following chart illustrates the anticipated process of our Virax Immune diagnostic test kit clinic version which is the first development phase of our Virax Immune diagnostic test kit (“development phase 1”):

The general usage process of Virax Immune diagnostic test kit clinic version under development phase 1 is anticipated to be as follows: (i) the consumers initially provide a blood sample to a Virax Immune approved clinic, after which, the blood samples sent to the lab for analysis; (ii) T-Cells are extracted and the individual’s blood is analyzed for immune responses to COVID-19 or any other virus to be tested for; (iii) the test results will be sent securely to the consumer via our immunology software application; (iv) health recommendations will be individually tailored based on test results; and (v) the test result data will be uploaded to the immunity passport systems that can be accessed by participating governments. Any customer who subscribes the immunity passport system must sign a user disclaimer disclaiming personal data before using our system. Users will also have the option to subscribe to a subscription service through our mobile application that provides on-going T-cell tests for novel antigens. Over time this will build up an extensive immune profile for each individual user. Areas of robust immunity where there is strong protection can be identified, as well as areas of weaker protection that need to be strengthened. Information will be provided to users to cover: health recommendations including but not limited to (a) tailored diet and lifestyle modifications or supplement recommendations from our approved partners, (b) the most useful vaccines for each individual, (c) the pathogens to which a person has the least protection and should be avoided wherever possible through mask wearing, social distancing, and avoiding hotspots or outbreak areas, (d) reducing physical, mental and oxidative stress; (e) healing intestinal dysbiosis; and (f) taking steps to tackle chronic inflammation. Our Virax Immune diagnostic home test kit is the development phase (“development phase 2”) after development phase 1, as illustrated in the chart above. Virax Immune diagnostic home test kit is expected to allow customers to provide a blood sample from a user’s home to a Virax Immune approved clinic. Currently, we are still in the process of conducting further tests and we have not submitted any Virax Immune diagnostic kit to any regulatory agency for approval.

Mobile Application Functionalities

•
Long term verification for if an individual have previously contracted a viral disease;
•
Intrinsic immunity testing to verify whether an individual will have a reasonable immunity response to new viral diseases or the variant strain of the current coronavirus based on the makeup of memory T-cells within an individual’s immune system as these can often react to new viral disease if they have seen similar viruses in the past;
•
Link to diet and lifestyle suggestions to improve immune function that are tailored to an individual and integrated within the app;
•
APIs within the mobile app to link with government immunity passport records where relevant as described above;
•
Revenue streams collected as a result of both user interaction with the mobile app and also the recommendations for users based on their test results;
•
The mobile app will show an individual current immunity status for each of the viral diseases tested and known in our database. An individual immunity response may be an innate immunity or acquired through various vaccination; and

•
There will be an indication whether booster shots of vaccine are likely to be required for a specific viral disease known within our database.

After an initial immunity assessment, users can subscribe to ongoing tailored suggestions to improve their immune function and regular testing of different viral diseases immunity to add to their immune profile, and thus, adding a further revenue stream for our Company.

After obtaining the relevant regulatory approvals in the targeted jurisdictions for the T-Cell IVD Test under the Virax Immune brand, namely, Canada, United Kingdom, the European Union and the United States for Virax Immune, we will adapt our immune system testing technology for use at point-of-care or outside of a laboratory environment, with results delivered using a portable testing device. The device will utilize a proprietary technology from a European Union based materials technology company, involving screen printed electrodes and biosensors we have adapted to look at various biomarkers at point of care in a fraction of the time. The biosensors have the capability of producing lab standard test quality that has been shown to be comparable or better in accuracy as compared to lab based ELISA tests. The test can be performed without the need for trained personnel, laboratory equipment and expensive reagents. The test contains an electrochemical sensor consisting of an electrode surface that has been pre-coated with antibodies to a specific substance or biomarker that is detected for in a sample. When exposed to the sample, the biomarkers present in the sample bind to the antibodies, changing their conformation. An electrical square wave volumetric technique is then used to quantify the amount of biomarker bound to antibodies on the electrode surface. The whole process will take approximately 20 minutes as compared to an approximate of 4 hours for a similar ELISA lab test. The device we are developing is also small and portable enough for easy point-of care or home testing. Currently, we have signed a letter of intent and are in the process of negotiating a definitive agreement with a European Union based materials technology company to acquire partially their relevant proprietary technology, and we have no specific closing timeline as of the date of this report. After the acquisition, we will adopt their proprietary technology into our immune system testing technology. We believe it will allow us to remain at the forefront of biomarker testing. As at the date of this report, we have not applied to any relevant regulatory approvals in the targeted jurisdictions for the T-Cell IVD Test under the Virax Immune brand.

Based on our management’s assessment, the Virax Immune Platform without the immunity passport system is our core strategy and the predominately value creation product under the Virax Immune brand. The immunity passport system will provide a potential additional income stream under the Virax Immune brand and provide additional added convenience benefit for users under the Virax Immune Platform if the implementation is successful.

ViraxClear

ViraxClear is a diagnostics distributor, which distributes primarily the following COVID-19 IVD test kits we source from third-party suppliers, including: (i) Rapid Antibody IgC/IgM Test; (ii) Antigen Test; (iii) Polymerase Chain Reaction (“PCR”) Rapid Test; and (iv) Neutralizing Antibody Tests. We have been distributing and selling those products in Europe, South America, Africa and Asia (excluding China) and are continuing to penetrate new markets, such as North America, by working with strategic distribution partners and selling on our own online platform. We are also seeking to grow the product offering to leverage our existing and growing distribution network.

Our diagnostic test kits are as follows:

ViraxClear Rapid Antibody IgC/IgM Test

Below is our ViraxClear Rapid Antibody IgC/IgM Test:

ViraxClear
Rapid COVID-19 Test Kit
ViraxClear Provides Results in Just 15 Minutes
ViraxClear
CE

The ViraxClear Rapid Antibody IgC/IgM Test for COVID-19 is a lateral flow immunoassay test kit used to qualitatively detect both early and late marker IgG/IgM antibodies. This means ViraxClear can indicate whether an individual has been infected, as well as the indication of the stage of COVID-19 infection. The ViraxClear Rapid Antibody IgC/IgM Test obtained a CE certification from the European Economic Area in March 2020.

Key features and functions:

•
Rapid Results. The ViraxClear Rapid Antibody IgC/IgM Test provides test results in just under 15 minutes, and it is CE certified. With the COVID-19 pandemic, we believe the ViraxClear Rapid Antibody IgC/IgM Test is a game-changer in the diagnosis of COVID-19, which allows for immediate detection and preventative measures to protect yourself and those around you. It is beneficial to users as it is not required to be send into a test lab for test results, and thus, avoiding waiting in a queue, which can often take up to a week, for results. Detection is crucial in the prevention of spreading COVID-19 infection to those around you as well as for effective treatment should you test positive for COVID-19.

•
Accurate Results. The ViraxClear Rapid Antibody IgC/IgM Test have shown in studies conducted by independent third parties to be highly accurate in the correct diagnosis of test subjects. This screening test is similar to the type that was used widely by the Chinese Centre for Disease Control and Prevention to identify COVID-19. The ViraxClear Rapid Antibody IgC/IgM Test has been compared with a commercial PCR test, the results indicating high specificity and sensitivity.
•
Flexible. The ViraxClear Rapid Antibody IgC/IgM Test does not require the subject to travel to a hospital or doctor’s clinic as the test can be carried out at work or home. Recent studies suggested that a high percentage of test subjects exhibited no or few clinical symptoms for COVID-19 so regular testing is particularly crucial for those exposed to high risk individuals. This is particularly useful if an individual requires regular testing in order to visit a high-risk individual, such as an elderly family member or for key workers who need to work during periods of COVID-19 outbreak, for example, medical personnel.
•
Easy to Use. The single-use qualitative test detects both early and late marker IgG/IgM antibodies in human finger-prick blood samples. Our IgC/IgM test kit comes with all required operating equipment to carry out the testing procedure and can be stored at room temperature between 2 to 30 Celsius.
•
Affordable. The ViraxClear IgG/IgM Test retails at a rate far lower than more well-known competitors, such as Roche Holding AG (SIX: ROG) and Abbott Laboratories (NYSE: ABT), while not trading anything in terms of sensitivity or specificity.

ViraxClear Antigen Test

Below is our ViraxClear Antigen Test:

Severe Acute Respiratory Syndrome Coronavirus 2 (SARS-CoV-2) Antigen Detection Kit

(Colloidal Gold-Based)

Rapid & Portable kit for Large-Scale coronavirus screening!

Hospital | Test site | Airport | Station | Hotel | Corporation | Mass Screening

*Under professional supervision

virax clear
Severe Acute Respiratory Syndrome Coronavirus 2 (SARS-CoV-2)
Antigen Detection Kit (Colloidal Gold-Based)
(Nasal swab / Throat swab)
Contents Test Cassette-20 Sample eluent-20 Disposable Swabs-20
IVD
CE

Operation Flow

Suggested sampling method
4 Drops
10 min

Interpreting Test Results

C
T
Negative
Positive
Invalid
Invalid

The ViraxClear SARS-coV-2 Antigen (Lateral Flow) tests are immunoassays that use highly sensitive monoclonal antibodies to detect the presence of Coronaviruses. A rapid antigen test, sometimes called a rapid antigen detection test or often even just a rapid test, is a rapid diagnostic test suitable for point-of-care testing that directly detects the presence or absence of an antigen. It is commonly used for the detection of SARS-CoV-2, the virus that causes COVID-19. The ViraxClear Antigen Test obtained a CE certification from the European Economic Area in June 2020.

Key features and functions:

•
Rapid Results. The ViraxClear Antigen Test produce test results in approximately 10 minutes, which is suitable for large-scale screening.
•
Easy to Use. The ViraxClear Antigen Test is easy to use with no additional operating equipment required. This test can be operated without the assistance of medical professionals at a client’s place of work, transport hubs, hospitality arenas and any location or event requiring safety and precaution for all those in attendance.
•
Quick detection. The ViraxClear Antigen Test detects COVID-19 directly and faster than PCR test. A PCR test will typically produce test results after a number of hours while our Antigen Test produces accurate results in 10 minutes.
•
Easy Storage. The ViraxClear Antigen Test can be stored at room temperature between 4 to 30 Celsius for easy use.
•
Accurate Results. The ViraxClear Antigen Test have shown in studies to be highly accurate in the correct diagnosis of test subjects.
•
Flexible. The ViraxClear Antigen Test does not require the subject to travel to a hospital or doctor’s clinic as the test can be carried out at work or home.

ViraxClear PCR Rapid Test

Below is our ViraxClear PCR Rapid Test:

The ViraxClear PCR Rapid Test is a simple cost-effective testing operation with no requirement for a lab or centrifuge for easy deployment in rural areas, places of work or large office buildings, etc. The ViraxClear PCR Rapid Test is a molecular test that analyzes your upper respiratory specimen, looking for genetic material (ribonucleic acid, or RNA) of SARS-CoV-2, the virus that causes COVID-19. It detects the presence of a virus if an individual has the virus at the time of the test. The ViraxClear PCR Rapid Test can also detect fragments of the virus even after you are no longer infected. The ViraxClear PCR Rapid Test obtained a CE certification from the European Economic Area in March 2020. The PCR can be used to test for other diseases such as Post-Lyme, Fibromyalgia, Chronic Fatigue Syndrome, Epstein–Barr virus (better known as EBV), Human Papillomavirus (better known as HPV), Malaria, Tuberculosis, Dengue virus, Hepatitis B, Herpes (better known as HSV-1), Rabies, Mumps, Rubella, Measles, Cytomegalovirus (better known as CMV), Hepatitis C virus (better known as HCV), HIV, and Influenza A.

Key features and functions:

•
Simple Operation. The ViraxClear PCR Rapid Test runs real-time PCR without the necessity of RNA extraction.
•
Rapid Results. The ViraxClear PCR Rapid Test produce test results in approximately 30 minutes.
•
Climate sensitive. There is no waste production or carbon footprint in using the ViraxClear PCR Rapid Test.
•
Higher Efficiency Rate. The ViraxClear PCR Rapid Test can test up to 96 samples in each session with one of our ViraxClear PCR machines, and thus, less time spent for a higher throughput.
•
Accurate Results. The ViraxClear PCR Rapid Test have shown in studies to be highly accurate in the correct diagnosis of test subjects.
•
Flexible. The ViraxClear PCR Rapid Test does not require the subject to travel to a hospital or doctor’s clinic as the test can be carried out at work or home.

ViraxClear Neutralizing Antibody Test

Below is our ViraxClear Neutralizing Antibody Test:

Neutralizing antibody
Spike protein
ACE2 receptor
RBD of the spike protein
binds to ACE2 receptor

The ViraxClear Neutralizing Antibody Test is a diagnostic kit which can detect the number antibodies a vaccinated patient has after a novel coronavirus vaccination to define the effect of a novel coronavirus vaccine. The primary function is to assess if there has been enough neutralizing antibodies to protect a vaccinated individual from novel coronavirus. This test is not only limited to research studies in labs, but is appropriate for hospital use. This test can help to select which antibody treatment is most suitable for each individual. The test helps epidemiological investigation, which may be required by governments and hospitals. Each test does not need to be validated for each vaccine as the purpose of any vaccine is universal, which is to generate the antibody responses. This universal usage means it can be commercialized globally, regardless of a country’s preferred vaccine brand or type. The ViraxClear Neutralizing Antibody Test obtained a CE certification from the European Economic Area in October 2020.

Key features and functions:

•
Higher Efficiency Rate and Mass Testing. The ViraxClear Neutralizing Antibody Test has a high throughput as it contains 96 plates per testing kit for high quantity mass testing, and thus, less time spent for a higher throughput.
•
Easy Storage. The ViraxClear Neutralizing antibody test can be stored at room temperature between 4 to 30 Celsius for easy use for a period of 10 months.
•
Accurate Results. The ViraxClear Neutralizing Antibody Test have shown in studies to be highly accurate, approximately 98%, in the correct diagnosis of test subjects.
•
Rapid Results. The ViraxClear Neutralizing Antibody Test produce test results within approximately 15 minutes.
•
Flexible. The ViraxClear Neutralizing Antibody Test does not require the subject to travel to a hospital or doctor’s clinic as the test can be carried out at work or home.

ViraxClear Monkeypox and Varicella-Zoster Viruses Real Time PCR Detection Kits

Below are the details of our distribution of the Monkeypox and Varicella-Zoster Viruses Real Time PCR Detection Kit:

ViraxClear distributes a Monkeypox and Varicella-Zoster Viruses Real Time PCR Detection Kit. It is intended for qualitative and differentiation of nucleic acids from Monkeypox and Varicella-Zoster viruses. The primary function is to be used as a primary aid for rapid diagnosis of Monkeypox and Varicella-Zoster viruses in human serum and lesion exudate specimens. Positive results are preliminary indicators of Monkeypox and Varicella-Zoster viruses; clinical correlation with patient history and other diagnostics information is necessary to determine patient infection status. Negative results do not preclude Monkeypox and Varcella-Zoster virus infection, and the detection kit should not be used as the sole basis for diagnosis, treatment, or other patient management decisions. The test provides a preliminary test result only, the final confirmation should be based on clinical diagnostic results.

Key features and functions:

•
High Sensitivity. 200 copies per milliliter
•
Efficient. 96 samples in 30minutes
•
Compatibility. Central African clade and West African clade detectable
•
Endogenous Internal Control. RNase P gene as an internal control to monitor sample quality, nucleic acid extraction procedure and for the detection of inhibitors of the PCR reaction
•
dUTP/UDG Anti-contamination System. The system can effectively degrade the aerosol contamination of products and reduce the false positive results.

ViraxCare

Our ViraxCare is a turnkey corporate solutions provider that minimizes the risks of COVID-19 and other viruses through the provision of high-quality MedTech and PPE manufactured by independent third party suppliers at competitive prices. By utilizing modern technologies, we are able to put ViraxCare at the forefront of the office Medtech solutions segment. We predominately target corporate customers with our recurring monthly subscription based system for our MedTech and PPE products called “Employee Protection Equipment,” or EPE. For the first subscription, we will provide a package with the following items: (i) infrared digital thermometer; (ii) pulse oximeter; (iii) five KN95 masks; (iv) twenty 3-ply masks; (v) twenty nitrile glove; and (vi) eighty anti-microbial hand wipes. Following the first month, we will provide a package with the following items: (i) five KN95 masks; (ii) twenty 3-ply masks; (iii) twenty nitrile gloves; and (iv) eighty anti-microbial hand wipes. The recurring monthly subscription based system can be terminated by our customers at any time. Our ViraxCare products obtained a CE certification from the European Economic Area in April 2019.

Below is our ViraxClear Employee Protection Equipment:

ViraxCare has co-developed an AI powered sanitizing robot with an independent third party. The sanitizing robot undertakes the process of automatic disinfection with ultraviolet light and ultra-dry spray. The disinfection strength of our sanitizing robot can kill up to 99.1% of bacteria. With the implementation of AI, our sanitizing robot is designed to avoid objects and comes with high-specification functionalities. Each sanitizing bot can be individually programmed to meet customers’ specific requirements. One such functionality is that it can be operated to navigate on an autonomous or map-based routes. Each sanitizing bot has a disinfection rate of 2,000 square meters per hour with a fast battery recharge time of 6 hours per usage. The ViraxClear AI powered sanitizing robot obtained a CE certification from the European Economic Area in June 2020.

Below is our ViraxClear AI powered sanitizing robot:

Nebulizing machine

A fully automated walk through body sanitizer, complete with disinfectant floor mat, motion sensors, and spray jets. When passing through, the system starts automatically with a photocell sensor and an individual who crosses the ARCH is sprayed with a fine mist sanitizing the individual from head to toe. The mist is not harmful to clothes, skin, eyes, ears, hair, pets, babies or anything else. The nebulizing machine is manufactured from high-technology composite bathroom panels and it is a photocell motion sensor technology equipped with nebulizing spray jets offered in four colours. The nebulizing machine is available in two products, both presented at the same price. For locations that are unable to connect to a main water supply, unit one of the nebulizing machine has the sanitizing spray pre-mixed and a built-in storage tank contained within the unit. This unit dispenses approximately 900 times before a re-fill is required.

Unit two of the nebulizing machine connects to a water supply, uses sanitizing concentrate and it comes complete with a doser and dispenses approximately 3,500 nebulizing sprays. Currently, our nebulizing machine is marketed under the product name, CovidVirusGuard.

Key features and functions:

•
100% natural.
•
Alcohol free.
•
Ethanol free.
•
Protect against COVID-19.

•
Protect against Tuberculosis, Sars, Nora Virus, Malaria, Ebola, E-Coli, MRSA and traditional Flu.
•
Protect company employees and reduce their sick absences.
•
Reduce cleaning.
•
Protect customers.
•
Effective as a work surface cleaner.
•
Works quicker and lasts longer than alcohol based hand sanitisers.

Below is our CovidVirusGuard:

Sales, Distribution, Marketing and Advertising

Our Group has built a strong sales and distribution network since we scaled down our FMCG importation business into the PRC in 2020. Our sales and distribution network is composed of (i) our own direct sales, primarily through our e-commerce platform, and (ii) distributors located around the world. We have further complemented our sales and distribution network by serving as an exclusive distributor for in-demand companies’ brands and products on a regional basis.

We do not manufacture any products under our ViraxCare and ViraxClear brands and all of the products under those two brands are sourced by us from third party suppliers located in China and/or Hong Kong for distribution. We secured third party exclusive distribution agreements for branded and other products that we distribute, from a variety of sources, including certain manufacturers and licensed distributors, on a regional exclusive basis. This allows us to further drive revenue and build further shareholders’ value by increase sales and sales margin on products that we do not manufacture. For instance, one of our third party exclusive distribution partners is a United Kingdom based company, where we are the exclusive distributor in Singapore, Hong Kong, the Philippines, Malaysia, Indonesia, China, Canada, South Africa for distributing its nebulizing machines. We utilize two routes of distribution to deliver our products to our customers. In many cases, we instruct our third-party suppliers located in China and/or Hong Kong to ship the products directly to our customers per our order instructions. Given the breadth of our product offerings, we are able to optimize delivery and reduce inventory level by shipping directly from our third-party suppliers. In some cases, the third party suppliers will ship the products to us first for our inspection, and after passing our inspection, we will label, pack and deliver the products to our end customers through a third party logistic company, namely, Stork Up Limited in Hong Kong.

ViraxCare has developed a proprietary EPE turnkey corporate solution that provides employers with a curated supply of virus protection equipment for their employees through our business-to-business e-commerce platform, viraxcare.com. Further, ViraxCare’s AI powered sanitizing robot is designed for the use in the European market with exclusive distribution rights. ViraxCare also has other distribution rights on a number of highly innovative third party products.

ViraxClear has an exclusive and non-exclusive distribution rights for its various IVD diagnostic test kits, which we sell on one of our own dedicated online platforms, viraxclear.com, and through our distribution partners. For instance, ViraxClear has signed exclusive distribution rights in territories of particular interest of sale of the proprietary intellectual property rights of our supplier to particular territories. For instance, ViraxClear owns the exclusive right for distribution in Canada of IVD diagnostic testing kits for Neutralizing Antibody test kit and the Rapid Antibody IgC/IgM test kit, which are currently in huge demand around the globe.

Our revenues from ViraxCare exclusive distribution accounted for approximately 30% of our total revenues in the fiscal years 2020 and 2019, respectively. Our revenues from ViraxClear distribution accounted for approximately 70% of our total revenues in the fiscal years 2020 and 2019, respectively. The Group had $0 sales for the six months ended September 30, 2021.

Further, our marketing strategy largely focuses on educating consumers, in particular corporate consumers, about our products as everyone may potentially be susceptible to a viral disease. We also plan to focus on clinics, pharmacies, laboratories, hospitals, and other relevant groups once we receive regulatory approval on our Virax Immune product. We use a combination of techniques in our marketing approach including but not limited to viral social media campaigns, aggressive targeted direct marketing through various outlets such as mobile applications and social media. In our advertisements, we introduce consumers, medical personnel, administrative staff, laboratories and other relevant groups to the quality and cost-savings that our products afford: namely, our proprietary value-branded products that produce similar test results on detection of viral diseases against our leading branded counterparts at an affordable price.

Product Quality and Safety

We believe that product safety and quality are critical. We have developed, implemented and enforced a robust product safety and quality program. We have established critical control points throughout the entire supply chain from raw materials sourcing procurement to finished goods to ensure compliance with our quality program. As of March 31, 2022, our products received 8 CE certifications.

We use contract manufacturers to produce certain of our proprietary value-branded products. To ensure product quality, consistency and safety standards, we actively monitor each contract manufacturer’s operations through the standard operating procedures and facility audits.

All of our third-party manufacturing facilities are required to have quality control standard operating procedures in place. We require our contract manufacturing facilities to maintain third-party certifications and pass our own quality system and safety audits, and for CE-regulated products, to comply with the Good Manufacturing Practices of the European Union. Third-party certifications provide an independent and external assessment that a product and/or process complies with applicable safety regulations and standards, though a regulatory authority may disagree with that assessment. In addition, our quality control team conducts quarterly reviews of all aspects of our supply chain to ensure that the raw materials, finished goods, and manufacturing processes meet our strict safety and quality requirements and that all of our ingredients are rigorously tested prior to being used in our products.

Key Supplier Relationship

We use a broad range of materials in the manufacture and performance of our diagnostic tests. We source our suppliers through multiple channels: (i) through referrals from counterparties, (ii) through industry exhibitions/expos, and (iii) through our distributors. Our suppliers are divided into two categories: (1) those manufacturing our products as per our manufacturing standards, and (2) those providing products for our distribution. We purchase all raw materials used in our tests from external suppliers. HKco purchase some key materials from a single source from Nanjing Vazyme Medical Technology Co., Ltd. (“Nanjing Vazyme”)for reasons of quality assurance, sole source availability, cost effectiveness or constraints resulting from regulatory requirements. Our Group work closely with our suppliers to assure continuity of supply while maintaining high quality and reliability. To date, our Group have not experienced any significant difficulty in locating and obtaining the materials necessary to fulfill our production schedules.

There were no purchases for the year ended March 31, 2022 and there were three suppliers accounted for 100% of our total purchases, for the year ended March 31, 2021.

The following summarizes the major terms with Nanjing Vazyme:

Term:	The agreed term is generally one (1) year from the date that authorization condition have been fulfilled by HKco.
Type of product:	The contract stipulates the type of product between HKco and Nanjing Vazyme.
Contract sum:

The contract sum for purchase the type of product.

The initial contract value is expressed as a lump sum for the products provided within the term of the agreement, except for additional orders by either party.

Quantities, quality and shipment terms:	The contract stipulates the specification of the product with the quantity, the quality certification and unit price. The shipping cost shall be borne by Nanjing Vazyme.
Payment terms:	HKco shall purchase a quarterly threshold amount after the effectiveness of the agreement.
Termination:

The contract may be terminated by either party (the “non-defaulting party”) if the counterparty party (the “defaulting party”), among other things:-

•
our Group fails to make any payment as agreed in an order submitted by HKco pursuant to the payment terms and our Group does not remediate within ten (10) days;
•
our Group sell the products to a non-permitted jurisdiction by key supplier;

•
HKco fail to complete a procurement for two consecutive quarters pursuant to the payment terms; or
•
any other material breaches of the agreement.

Further, if the defaulting party is unable to perform any of its material obligations under the agreement, the non-defaulting party is entitled to terminate the contract after providing the defaulting party three (3) days prior notice.

Warranty and Defect:	Nanjing Vazyme generally warrants to HKco for a period of at least six (6) months from the earlier of (i) the date of final products acceptance, or (ii) twenty (20) days after shipment.

Confidentiality:

The contract stipulates that both parties shall not disclose any confidential information to anyone other than their employees, agents, contractors or subcontractors who need to know such confidential information for the purpose of the contract.

Further, neither party may disclose any confidential information to any third party unless the disclosing party provides a reasonable written notice to the other party.

Key Customer Relationship

Our Group has two types of customers: (i) direct end user customers, which includes corporations, independent laboratories, large hospital systems and public and private institutions covering 3 regions, and (ii) distributor customers, which distribute our own brands and products we sourced from third party suppliers in South America, Asia Pacific and Africa.

The following summarizes the general terms with our key customers:

Term:	The agreed term is generally twelve (12) months from the date of the agreement with a renewal period of an additional successive twelve (12) months.
Type of product:	The contract stipulates the type of product between us and the customer.
Contract sum:

The contract sum for purchase the type of product.

The initial contract value is expressed as a lump sum for the products provided within the term of the agreement, except for additional orders by either party.

Distribution Rights:	The contract stipulates the permitted territory which we permit the customer to distribute our products.
Purchase Orders:	No order for or requirement to supply any product until a purchase order has been finalized between the parties.
Payment terms:

The customer shall pay us the cost for all products (inclusive of all shipping costs, any and all taxes, and any and all other fees, costs or charges which may be applicable) as follows:

•
50% of the total cost within five (5) days of delivering a purchase order to us; and 50% of the total cost upon delivery past customs of the products purchased, which shall be deemed to occur at the free on board shipping point; or
•
100% upon inspection of the products.

Quantities, quality and shipment terms:	The contract stipulates the specification of the product with the quantity and unit price. The shipping cost shall be borne by the customer.
Intellectual property rights:

The contract stipulates that the intellectual property rights shall remain the property of either us or any third party owner of such intellectual property rights (as appropriate), and we agree that it grants the customer a non-exclusive license over the intellectual property of the products.

Termination:

The contract may be terminated by either party (the “non-defaulting party”) if the other party (the “defaulting party”) is in material breach of any of the terms, conditions or provisions of the agreement. If such material breach is not cured within fifteen (15) days, the non-defaulting party is entitled to terminate the contract after providing the defaulting party fifteen (15) days prior notice.

Warranty and Defect:	We generally warrant to the customer for a period of at least one year from the date of final products acceptance.
Confidentiality:

The contract stipulates that both parties shall not disclose any confidential information to anyone other than their employees, agents, contractors or subcontractors who need to know such confidential information for the purpose of the contract.

Further, neither party may disclose any confidential information to any third party unless the disclosing party provides a reasonable written notice to the other party.

Research and Development

As of March 31, 2022, our research and development team was composed of 4 personnel. While Mr. James Foster and Mr. Cameron Shaw fulfilled their duties as chief executive officer and chief operating officer, respectively, they were also included in the research and development team in addition to Mr. Mark Ternouth, our Chief Technical Officer, and Mr. Tomasz George, our Chief Scientific Officer, due to their respective inputs and assistance to the innovations and developments of the ViraxClear, ViraxCare and Virax Immune business lines. Our Group has invested significant resources with respect to our gross income to maintain our technological advantages and intend to continue to extensively invest in our research and development capabilities. For years ended March 31, 2022 and 2021, our research and development expenses amounted to approximately $433,743, and $120,221, respectively. We have built a strong research and development team and are developing our Virax branded products and a T-Cell IVD test kit under the Virax Immune brand for COVID-19, which we subsequently intend to adapt for immunological profiling against multiple viral threats. We are also building a proprietary mobile application for Virax Immune, using an in-house code, that will present an individual’s immunological profiling data and provide advice on the users’ immune system. For the year ended March 31, 2021, approximately 73% and 50% of our Chief Executive Officer’s, Mr. James Foster, and our Chief Operating Officer’s, Mr. Cameron Shaw, consulting costs amounting to $120,221 were related to research and development expenses to introduce, innovate and improve the Group’s products and services. Consulting costs to our chief executive officer and chief operating officer is considered as research and development expenses when a proportion of the relevant employee’s time is dedicated to research and development work for the Group. For the year ended March 31, 2021, the cost represented an allocation of 73% of our chief executive officer’s consulting costs only and amounted to $87,000. During the fiscal years 2022 and 2021, the Group was able to use its internal resources to progress its research and development activities due to the early stages of development of its Virax branded products. Since April 2021, the Group started to engage external parties, namely, selected third-party specialist research and development companies and contracted consultants and scientists, to assist with its research and development as its portfolio moves into concept validation and testing.

We outsource our research and development to a number of selected third-party specialist research and development companies. We have entered into service agreements with certain third-party specialist companies. Such framework agreements typically have a term until the final version of the product is developed, research scope, confidentiality, invention assignment, and may be terminated by either party with advance notice. We are highly selective in choosing third-party specialist companies, assessing their qualifications in many criteria, including but not limited to, research and development capabilities, pricing, and quality of products. Our dedicated personnel regularly inspect our third-party specialist research companies’ research and development practices and progress. To assist with the research and development process, we provide some of our proprietary know-how, and license our intellectual property rights and technologies, to certain third-party specialist research and development companies. To assure the achievements of the research and development, we set forth relevant research requirements and milestones for third-party specialist research and development companies’ compliance. To protect our proprietary know-how and intellectual property rights and potential inventions developments, our research and development agreements will also include confidentiality clause and invention assignment clause with the third-party specialist research and development companies on the technologies developed by them through collaborating with us.

Further, we employ consultants and scientists on a contract basis for research and development. Such framework agreements typically have a two-year term, advisory scope, confidentiality, invention assignment and may be terminated by either party with advance notice. We are highly selective in choosing third-party consultants and scientists, assessing their qualifications in many criteria, including but not limited to, research and development capabilities, pricing, and quality of products. Our dedicated personnel regularly inspect consultants and scientists’ research and development practices and progress. To assist with the research and development process, we provide some of our proprietary know-how and license our intellectual property rights technologies to consultants and scientists. To assure the achievements of the research and development, we set forth relevant research requirements and milestones for third-party consultants and scientists’ compliance. To protect our proprietary know-how and intellectual property rights and potential inventions developments, our research and development agreements will also include confidentiality clause and invention assignment clause with consultants and scientists on the technologies developed by them through collaborating with us.

As of March 31, 2022 and 2021, we had 11 externally employed, respectively personnel through the outsourcing arrangements above. We believe that outsourcing research and development to a number of selected third-party specialist research and development companies and employing consultants and scientists is also a cost-efficient approach as it will allow us to leverage upon different expertise within our industry to maximize product developments while retaining only a smaller number of in-house research and development personnel.

Intellectual Property

Our success and future revenue growth depend, in part, on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws, as well as confidentiality procedures, to protect our proprietary technologies and processes.

We believe that the core of our business is comprised of our proprietary technologies, including our patented diagnostic test kits and other technologies and software copyrights. As a result, we strive to maintain a robust intellectual property portfolio. Our success and future revenue growth may depend, in part, on our ability to protect our intellectual property as products and services that are material to our operating results incorporate patented technology.

We have pursued rights in intellectual property since our founding and we focus our intellectual property efforts globally. Our patent strategy is designed to provide a balance between the need for coverage in our strategic market and the need to maintain reasonable costs.

We believe our rights to patents, copyrights, trademarks and other intellectual property rights serve to distinguish and protect our products from infringement and contribute to our competitive advantages. As of March 31, 2022, we had rights to 16 regional exclusivity licenses, 3 pending trademarks and 4 registered domain names. Our regional exclusivity licenses are summarized in the following table:

PRODUCT	JURISDICTION	EXCLUSIVITY COMMENCE DATE	EXCLUSIVITY EXPIRATION DATE	NAME OF EXCLUSIVITY SUBSIDIARY
ViraxClear Antigen Test	Canada	August 4, 2021	August 3, 2023	Virax Biolabs Limited
ViraxClear Neutralising Antibody	Canada	August 4, 2021	August 3, 2023	Virax Biolabs Limited
Covidvirusguard	Singapore	October 18, 2020	October 17, 2022	Virax Biolabs Limited
Covidvirusguard	Hong Kong	October 18, 2020	October 17, 2022	Virax Biolabs Limited
Covidvirusguard	Philippines	October 18, 2020	October 17, 2022	Virax Biolabs Limited
Covidvirusguard	Malaysia	October 18, 2020	October 17, 2022	Virax Biolabs Limited
Covidvirusguard	Indonesia	October 18, 2020	October 17, 2022	Virax Biolabs Limited
Covidvirusguard	China	October 18, 2020	October 17, 2022	Virax Biolabs Limited
Covidvirusguard	Canada	October 18, 2020	October 17, 2022	Virax Biolabs Limited
Covidvirusguard	South Africa	October 18, 2020	October 17, 2022	Virax Biolabs Limited
Nodle	United Kingdom	August 4, 2021	August 3, 2022	Virax Biolabs Limited
Nodle	Singapore	August 4, 2021	August 3, 2022	Virax Biolabs Limited
Nodle	South Africa	August 4, 2021	August 3, 2022	Virax Biolabs Limited
Nodle	Chile	August 4, 2021	August 3, 2022	Virax Biolabs Limited
Nodle	Philippines	August 4, 2021	August 3, 2022	Virax Biolabs Limited
Nodle	Hong Kong	August 4, 2021	August 3, 2022	Virax Biolabs Limited

Further, we intend to apply for an aggregate of 3 patents in 2022. As of the date of this report, we applied for 2 patents, including exemplary jurisdictions where patent applications have been filed, and expected expiration dates are summarized in the following table:

NO.	ITEM	JURISDICTIONS	PATENT/ APPLICATION & STATUS	EXPIRATION*	TYPE
1.	Methods of detecting T Cells	Global	GB 2201765.1 Pending	February 2043	Utility
2.	Peptide Pools derived from Viruses	Global	GB 2201768.5 Pending	February 2043	Utility

* The expiration dates assume that non-provisional patent applications will be filed approximately one year after the earliest priority date and that national stage applications will be filed, as appropriate, and pursued until grant, and that all renewal and annuity fees will be paid.

In most countries worldwide, the term of a utility patent expires 20 years from the earliest effective non-provisional filing date, subject to the timely payment of the requisite annuities or other renewal fees.

For one of the pending patents, we have signed a letter of intent and are in the process of negotiating a definitive agreement and we have no specific closing timeline as of the date of this report. Further, we are developing a T-Cell IVD test kit under the Virax Immune brand for COVID-19, which we subsequently intend to adapt it for immunological profiling against multiple viral threats. We are also building a proprietary mobile application for Virax Immune, using an in-house code, that will present an individual’s immunological profiling data and provide advice on the users’ immune system. We have filed for two patents and based on our management team’s analysis, we expect to file additional patents for the Virax Immune Cell diagnostic test kit and a copyright for the Virax Immune app in 2022. With a potential acquisition of a patent, we aim to integrate it into Virax Immune’s product offering, as well as license it to third parties.

We cannot assure you that any pending patent or copyright will be approved by the relevant government authorities. In addition, any rights granted under any of our existing or future patents, copyrights or trademarks may not provide meaningful protection or any commercial advantage to us. With respect to our other proprietary rights, it may be possible for third parties to copy or otherwise obtain and use proprietary technology without authorization or to develop similar technology independently. We may in the future initiate claims or litigation against third parties to determine the validity and scope of proprietary rights of others. In addition, we may in the future initiate litigation to enforce our intellectual property rights or to protect our trade secrets. Additional information about the risks relating to our intellectual property is provided under “Risk Factors — Risks Related to Intellectual Property.”

Competition

We face significant competition in our evolving industries from numerous competitors, particularly the in-vitro diagnostics industry. In particular, due to the rapid growth of these industries being driven by the recent global COVID-19 pandemic. To differentiate us from other in-vitro diagnostics providers in the industry, we provide more cost-efficient diagnostic test kits with a high sensitivity and specificity levels, approximately 98 to 99% accuracy as compared to an industry average of approximately 90% accuracy, to major viral diseases response. We complement our advantage through our long standing relationship with large Chinese and European biotech companies and manufacturers along with our established distribution network to ensure we release timely updates and apply the appropriate updated or new biotechnologies to our diagnostic test kits.

Participants in the in-vitro diagnostics industry include biotechnology companies, established pharmaceutical companies, and other in-vitro diagnostics companies. Many of our competitors developed in-vitro diagnostic test kits and other products similar to us. As of the date of this report, we consider our main IVD competitors to be Qiagen N.V. (NYSE: QGEN), Adaptive Biotechnologies Corporation (NASDAQ: ADPT), Roche Holding AG (SIX: ROG) and Abbott Laboratories (NYSE: ABT). We may also face competition from new and emerging companies.

Compared to our company, our current and potential competitors may have:

•
better established credibility and market reputations, and broader service and product offerings;
•
greater financial, technical, marketing and other resources, which may allow them to pursue enhanced design, development, sales, marketing, distribution and support for their services and products; and
•
more extensive customer and partner relationships, which may position them to identify and respond more successfully to market developments and changes in customer demands.

However, we believe we are well positioned to compete in the in-vitro diagnostics market as a result of our comprehensive product portfolio, research and development capabilities, diverse sales and marketing network and experienced management team.

The principal competitive factors in the in-vitro diagnostics market include:

•
efficient mass distribution to various countries simultaneously;
•
brand recognition and reputation;
•
efficacy, reliability and ease of use of products and services with high, accurate and reliable sensitivity and specificity levels in test results;
•
ability to build customer loyalty, retain existing customers and attract new customers;
•
strength of sales and marketing efforts; and
•
advancement of innovation and research and development of products and services.

We believe we compete favorably with respect to the factors mentioned above.

Regulations

This section sets forth a summary of the significant regulations or requirements in the jurisdictions where we conduct our material business operations, namely Singapore. The primary Singapore laws and regulations, which do not purport to be complete, to which we are subject relate to foreign investment, dividend distributions, foreign exchange controls, data protection, intellectual property rights, anti-money laundering and terrorism financing and employment and labour. This section also sets forth a summary of regulatory approval on medical device products for the relevant jurisdictions for IVD and a summary of the relevant PRC laws, regulations and government policies that are relevant to Shanghai Xitu in the PRC.

Singapore

Regulations on Dividend Distributions

The governing legislation for the distribution of dividends in Singapore is the Companies Act 1967 (the “Companies Act”). Under the Companies Act, a Singapore company is only allowed to pay dividends out of profits in compliance with Section 403 of the Companies Act (which prohibits dividends from being paid out of profits applied towards the purchase of the company’s own shares or gains derived by the company from the disposal of treasury shares) and in accordance with the company’s constitution and the generally acceptable accounting principles in Singapore.

Regulations on Data Protection and Information Security Personal Data Protection

The PDPA governs the collection, use and disclosure of the personal data of individuals by organizations, and is administered and enforced by the regulator, the Personal Data Protection Commission. It sets out data protection obligations which all organizations are required to comply with in undertaking activities relating to the collection, use or disclosure of personal data. In addition, the PDPA requires organizations to check “Do-Not-Call” registries prior to sending marketing messages addressed to Singapore telephone numbers, through voice calls, fax or text messages, including text messages transmitted over the Internet.

A failure to comply with any of the above can subject an organization to a fine of up to S$1 million (US$732,335) per breach. In addition, the PDPA created a right of private action, pursuant to which the Singapore courts may grant damages, injunctions and relief by way of declaration, to persons who suffer loss or damages directly as a result of contraventions of certain requirements under the PDPA.

Regulations on Intellectual Property Rights

The Intellectual Property Office of Singapore administers the intellectual property legislative framework in Singapore, which includes copyrights, trademarks and patents. Singapore is a member of the main international conventions regulating intellectual property matters, and the WTO’s Agreement on Trade Related Aspects of Intellectual Property Rights.

Copyright

Pursuant to the Copyright Act 2021 which came into force on November 21, 2021, authors of protected works enjoy various exclusive rights, including the rights of reproduction and communication to the public. An author will automatically enjoy copyright protection as soon as he creates and expresses an original work, including all types of commissioned content, in a tangible form. There is no need to file for registration to obtain copyright protection.

Trademarks

Singapore operates a first-to-file system in respect of registered trademarks under the Trade Marks Act 1998, and the registered proprietor is granted a statutory monopoly of the trademark in Singapore in relation to the product or service for which it is registered. In the event of any trademark infringement, the registered proprietor will be able to rely on the registered trademark as proof of his right to the mark, and the infringement of a trademark may give rise to civil and criminal liabilities. Statutory protection of a registered trademark can last indefinitely, as long as the registration is renewed every 10 years.

Patents

The Patents Act 1994, confers protection on patentable inventions on a first-to-file basis in Singapore, provided that the invention satisfies the requirements of novelty, having an inventive step and industrial applicability. Patents are valid for 20 years from the date of filing, subject to the payment of annual renewal fees. During the life of the patent, the owner will have the exclusive right to exploit the invention that is the subject of the patent.

Regulations on Anti-money Laundering and Prevention of Terrorism Financing

The primary anti-money laundering legislation in Singapore is the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992, or CDSA, provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the concealment or transfer of the benefits of criminal conduct as well as the knowing assistance of the concealment, transfer or retention of such benefits.

The Terrorism (Suppression of Financing) Act 2002 (“TSOFA”), is the primary legislation for the combating of terrorism financing. It was enacted to give effect to the International Convention for the Suppression of the Financing of Terrorism which was adopted by Singapore in 2001. Besides criminalizing the laundering of proceeds derived from drug dealing and other serious crimes and terrorism financing, the CDSA and the TSOFA also require suspicious transaction reports to be lodged with the Suspicious Transaction Reporting Office. If any person fails to lodge the requisite reports under the CDSA and the TSOFA, it may be subject to criminal liability.

Regulations on Labour

The Employment Act 1968 (“Employment Act”) generally extends to all employees, with the exception of certain groups of employees. It provides employees falling within its ambit protections such as minimum notice periods, maximum working hours, a maximum amount of deductions from wages, minimum holidays and rest days, maternity/paternity leave, paid childcare leave, sick leave, etc. The Employment Act also applies to employees who are foreigners so long as they fall within the definition of “employee” under the Employment Act.

Aside from minimum benefits in respect of the aforesaid terms of employment in the Employment Act, employees in Singapore are entitled to contributions to the central provident fund by the employer as prescribed under the Central Provident Fund Act of Singapore. The specific contribution rate to be made by employers varies depending on whether the employee is a Singapore citizen or permanent resident in the private or public sector and the age group and wage band of the employee. Generally, for employees who are Singapore citizens in the private sector or non-pensionable employees in the public sector, 55 years old or below and that earn more than S$750 (US$545) a month, the employer’s contribution rate is 17% of the employee’s wages.

The Employment of Foreign Manpower Act 1990, provides that no person shall employ a foreign employee unless the foreign employee has a valid work pass. Work passes are issued by the Controller of Work Passes.

Summary of Regulatory Approval on Medical Device Products (Relevant Jurisdictions)

European Union

In the European Union, IVD will be subject to additional legal regulatory requirements after it comes into full effect. Among other things, the European In-Vitro Diagnostic Regulation (IVDR 2017/746) (“IVDR”) introduces a new risk-based classification system and requirements for conformity assessments. Products already certified by a Notified Body may remain on the market until May 25, 2024 under some conditions including fulfillment of specific requirements in the IVDR, but ultimately most products will have to be approved. Under the European In-Vitro Diagnostic Devices Directive (IVDD 98/79/EC) (“IVDD”)), 100% percent of our products were under the self-declaration classification, while under IVDR approximately 50% of our products will require pre-approval, and those that are in the highest risk class will have to be tested by a Designated Reference Laboratory. In addition, there will also be a greater emphasis on post-market surveillance and submission of post-market performance follow-up reports.

With respect to the current COVID-19 pandemic, the EC has classified SARS-CoV-2 assays as high risk, and designated five (5) notified bodies under the IVDR, they have issued guidance in several areas, e.g., clinical benefit, technical documentation, state of art, accessories, and EUDAMED. Open points still being addressed/defined are the designation of EU Reference Laboratories and Common Specification for high risk IVDs.

CE Marking is required for all IVD devices sold in Europe. CE Marking indicates that an IVD device complies with the IVDD and that the device may be legally commercialized in the EU. IVDR will take full effect in May 2022.

IVD manufacturers must compile a technical file or design dossier showing compliance with IVDD 98/79/EC. A company’s IVD technical file must include information about your design, intended use, risk assessment, and route to conformity with IVDD requirements. Based on classification of the IVD, some IVDs’ technical documentation will need to be reviewed by a Notified Body and a CE marking certificate issued. Once completed, it must be made available to European Competent Authorities upon request.

There are four classes of IVDs:

•
General IVD (Self-Certified)
•
Self-Testing IVD
•
List B IVD (Annex II)
•
List A IVD (Annex II)

Under the IVDR, there will be four risk-based classes — A, B, C, and D. Most self-testing IVDs will fall under Class C, and many IVDs currently classified as self-certified will be classified as higher risk.

An applicant must follow the following process to comply with CE certification:

•
Identify the proper classification for the applicant’s IVD, if unclear.
•
Determine specific testing requirements for company’s device, along with applicable standards and Medical Devices Documents.
•
Review existing documentation to determine compliance with Essential Requirements of 98/79/EC.
•
Review the applicant’s existing technical file or design dossier to identify and address any gaps in your documentation.
•
Perform an assessment of the applicant’s clinical evidence and prepare your Clinical Evidence Report.
•
The applicant must find the relevant Notified Body selection.
•
Find an Authorized Representative in Europe.
•
Conduct a risk assessment in accordance with EN ISO 14971:2012.
•
Develop vigilance and post-market surveillance procedures.
•
The applicant must comply with ISO 13485:2016 and prepare for certification audits as needed.

Our Group intends to apply our medical device product, namely our current in development T-Cell IVD Test under the Virax Immune brand, under the self-certified Class A risk-based class route. Class A IVDs include specimen receptacles, laboratory instruments, and buffer solutions. Under the self-certified Class A risk-based class route, our Group does not require the involvement of a Notified Body to obtain the CE Marking to our T-Cell IVD Test.

Canada

Health Canada is the department of the Government of Canada responsible for national health policy, for both professional point-of-care and self-testing, which is similar to over-the-counter EUA authorization in the United States. Health Canada regulates, among other things, the research, development, testing, approval, manufacture, packaging, labeling, storage, recordkeeping, advertising, promotion, distribution, marketing, post-approval monitoring and import and export of pharmaceutical, including biologic, products.

To obtain access to the Canadian IVD market, IVD device manufacturers will need to secure a license. Health Canada issues two types of licenses: the Health Canada Medical Device Establishment License (“MDEL”) and the Health Canada Medical Device License (“MDL”). To determine the type of license that a IVD device manufacturers will obtain, the procedures are as follows:

(a)
Determine the classification of the medical device according to Schedule 1, Part 2 of the Canadian Medical Devices Regulations (“CMDR”) SOR/98-282 as published by Health Canada. IVDs fall into Class I, Class II, Class III or Class IV.
(b)
For all devices except Class I, implement an ISO 13485:2016 (“ISO 13485 certification”) under the Medical Device Single Audit Program (“MDSAP”) compliant quality management system, which includes the additional specific requirements of the CMDR. ISO 13485 certification, used to demonstrate compliance with European regulations, does not meet MDSAP or Canadian requirements. Updates to the existing or new procedures, must be implemented.
(c)
For all devices except Class I, have ISO 13485 quality system (re)audited by an Auditing Organization (“AO”) under MDSAP. Several large European Notified Bodies also act as Registrars recognized by Health Canada. A company’s new ISO 13485 certificate will be issued upon successful completion of the (re)audit.
(d)
For Class I devices, an applicant will apply for the MDEL for the IVD.
(e)
For Class I, an applicant will submit an MDEL application, prepare mandatory procedures and pay Health Canada fees. Approved applications will be posted on the Health Canada website and the MDEL certificate will be delivered to the IVD device manufacturer.
(g)
A company may now begin marketing its device in Canada. A license does not expire as long as the registration is renewed with and the annual fees is paid to Health Canada. Failure to file the renewal and pay fees by the annual deadlines will result in the license(s) being revoked.

We intend to apply our medical device product, namely our current in development T-Cell IVD Test under the Virax Immune brand, under Class I of Class I to IV classification.

United Kingdom

The UK’s withdrawal from the EU will have major ramifications for IVD manufacturers that will, among other things have to follow new procedures that will apply in the UK including appointment of a UK Responsible Person rather than relying on European Authorized Representatives to manage their compliance efforts in the UK.

The UK Medicine and Healthcare Products Regulatory Agency, or MHRA, issued a new guidance on how the country will regulate IVDs after January 1, 2021. According to MHRA, IVDs in the future will require certification in the UK, which is defined as England, Scotland and Wales, while companies will still be able to sell tests in Northern Ireland under existing EU IVDR. As described in the guidance, MHRA will continue to recognize CE marks until June 30, 2023. Companies wishing to place IVDs on the UK market will be required to register with MHRA after January 1, 2021, but will still be able to sell CE-IVD marked products for the next two-and-a half years. After July 1, 2023, companies selling in the UK will have to obtain a new marking called a UK Conformity Assessed mark, or UKCA. Where a manufacturer is not established in the UK, they must appoint a UK Responsible Person to register and act on their behalf. Manufacturers must comply with relevant product marking and conformity assessment requirements for medical devices.

Requirements for placing IVD products will undergo performance evaluation. As per the Medical Devices Regulations 2002, UK Statutory Instruments 2002 No. 618 PART- IV Regulation 43 statement explains Devices for performance evaluation as follow:

No person shall supply a device for performance evaluation (if that supply is also a making available of the device) unless the manufacturer or his authorised representative —

(a)
has drawn up a statement containing the information required by Section 2 of Annex VIII of Directive 98/79/EC(IVDD) and keeps that statement available for the Secretary of State for a minimum period of five years after the end of the performance evaluation;
(b)
ensures that —
(i)
The device conforms with the documentation mentioned in the said section 2, and
(ii)
The relevant requirements of the Directive are complied with as respects that device; and
(c)
Undertakes to keep available, and keeps available, for the United Kingdom Secretary of State, for a minimum period of five years after the end of the performance evaluation, documentation allowing an understanding of the design, manufacture and performances of the device, including the expected performances, so as to allow assessment of conformity of the device with the requirements of these Regulations.

As part of the transition due to the United Kingdom withdrawal from the European Union, we intend to use the recognized CE marks that we will apply with the European Union for our medical device product, namely our current in development T-Cell IVD Test under the Virax Immune brand, until June 30, 2023. After which, we will apply with the UK Medicine and Healthcare Products Regulatory Agency for a UK Conformity Assessed mark.

United States

The FDA regulates the sale or distribution of medical devices, including but not limited to IVD test kit. IVD products are subject to regulations by the FDA as medical devices to the extent that they are intended for use in the diagnosis, treatment, cure, mitigation or prevention of disease or other conditions.

The information that must be submitted to the FDA in order to obtain clearance or approval to market a new medical device varies depending on how the medical device is classified by the FDA. Medical devices are classified into one of three risk-based classes depending on the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are considered the lowest risk and are subject to general controls, including labeling requirements, and adherence to the FDA’s quality system regulations, or QSRs, which are device-specific current good manufacturing practices. Class II (intermediate risk) devices may be subject to premarket notification, or may be 510(k)-exempt, and are generally subject to QSRs, general controls and sometimes special controls, including performance standards and post-market surveillance. Class III (highest risk) devices are subject to most of the previously identified requirements as well as to pre-market approval. Class I devices are exempt from premarket review; most Class II devices require 510(k) clearance, and all Class III devices must receive premarket approval before they can be sold in the United States. The payment of a user fee, which is typically adjusted annually, to the FDA is usually required when a 510(k) notice or premarket approval application is submitted.

510(k) Premarket Notification

A 510(k) premarket notification requires the sponsor to demonstrate that a medical device is substantially equivalent to another marketed device, termed a “predicate device,” that is legally marketed in the United States and for which a premarket approval was not required. A device is substantially equivalent to a predicate device if it has the same intended use and technological characteristics as the predicate; or has the same intended use but different technological characteristics, where the information submitted to the FDA does not raise new questions of safety and effectiveness and demonstrates that the device is at least as safe and effective as the legally marketed device.

If the FDA believes that the device is not substantially equivalent to a predicate device, it will issue a “Not Substantially Equivalent” (“NSE”) determination and designate the device as a Class III device, which will require the submission and approval of a PMA before the new device may be marketed. A person who receives an NSE determination in response to a 510(k) submission may, within 30 days of receipt of the NSE determination, submit a de novo request for the FDA to make a risk-based evaluation for classification of the device into Class I or II. Devices that are classified through the de novo process may be marketed and used as predicates for future 510(k) submissions. The FDA continues to reevaluate the 510(k) pathway and process and the de novo process, and has taken what it describes as a risk-based approach to develop innovative regulatory policy to propose a more “contemporary” approach. In October 2017, the FDA published a final guidance entitled, “De Novo Classification Process (Evaluation of Automatic Class III Designation),” and in December 2018, the FDA published a proposed rule which if finalized is intended to provide structure, clarity and transparency on the de novo classification process. In January 2021, it also published a final guidance entitled “Requests for Feedback and Meetings for Medical Device Submissions: The Q-Submission Program.”

Pre-market Approval (“PMA”)

A PMA must be supported by more detailed and comprehensive scientific evidence, including clinical data, to demonstrate the safety and efficacy of the medical device for its intended purpose. If the device is determined to present a “significant risk,” the sponsor may not begin a clinical trial until it submits an investigational device exemption (“IDE”) to the FDA and obtains approval to begin the trial.

After a PMA is submitted, the FDA has 45 days to make a threshold determination that the PMA is sufficiently complete to permit a substantive review. If the PMA is complete, the FDA will file the PMA. The FDA is subject to a performance goal review time for a PMA that is 180 days from the date of filing, although in practice this review time is longer. Questions from the FDA, requests for additional data and referrals to advisory committees may delay the process considerably. The total process may take several years and there is no guarantee that the PMA will ever be approved. Even if approved, the FDA may limit the indications for which the device may be marketed. The FDA may also request additional clinical data as a condition of approval or after the PMA is approved. Any changes to the medical device may require a supplemental PMA to be submitted and approved before changed medical device may be marketed.

Any products sold by us pursuant to FDA clearances or approvals will be subject to pervasive and continuing regulation by the FDA, including record keeping requirements, reporting of adverse experiences with the use of the device and restrictions on the advertising and promotion of our products. In particular, we may not advertise or otherwise promote our devices for indications, patient populations, or other conditions of use that are not covered by the applicable FDA clearance or approval for the device. Modifications or changes to the device or how it is manufactured may also be separately subject to FDA review and authorization before being commercialized. Device manufacturers are required to register their establishments and list their devices with the FDA and are subject to periodic inspections by the FDA and certain state agencies. Noncompliance with applicable FDA requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the FDA to grant 510(k) clearance or PMA approval for new devices, withdrawal of 510(k) clearances and/or PMA approvals and criminal prosecution.

As a result of the COVID-19 pandemic, the US government declared a state of emergency which enabled the FDA to issue emergency use authorizations (“EUAs”) to provide more timely access to critical medical products (including medicines and tests) that may help during the emergency when there are no adequate, approved, and available alternative options. EUAs are in effect until the emergency declaration ends but can be revised or revoked as FDA considers the needs during the emergency and new data on a product’s safety and effectiveness, or as products meet the criteria to become approved, cleared, or licensed by the FDA. Manufacturers of several types of SARS-CoV-2 assays have been granted EUAs. These authorizations are only intended for the duration of the emergency declaration, and afterwards will be revoked. The FDA has indicated the withdrawal of the EUA process will be done in a controlled ramp down.

Additionally, we may be required to conduct costly post-market testing, and we will be required to report adverse events and malfunctions related to our products. Later discovery of previously unknown problems with our products, including unanticipated adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements may result in restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties.

Furthermore, the relevant authorities will inspect our facilities and those of our suppliers from time to time to determine whether we are in compliance with regulations relating to the manufacture of diagnostic products, including regulations concerning design, manufacture, testing, quality control, product labeling, distribution, promotion and record-keeping practices. A determination that we are in material violation of such regulations could lead to the imposition of civil penalties, including fines, product recalls, product seizures or, in extreme cases, criminal sanctions.

We intend to apply our medical device product, namely our current in development T-Cell IVD Test under the Virax Immune brand, under Class III (highest risk), which are subjected to most of the previously identified requirements under Class I and Class II as well as to pre-market approval before they can be sold in the United States.

PRC laws and regulations applicable to Shanghai Xitu

As illustrated in “Corporate History and Structure” Shanghai Xitu Consulting Co., Limited (“Shanghai Xitu”) is our Group’s sole PRC subsidiary. Shanghai Xitu is a wholly owned subsidiary of Logico BVI, and is classified as a wholly foreign owned enterprise (“WFOE”) under PRC law.

Regulations Related to Business Registration

According to the Foreign Investment Law of China released by The National People’s Congress of the People’s Republic of China on March 15, 2019, to set up a WFOE in China:

(a)
the foreign investor needs to submit an application to the company registration authority, which is the local branch of the State Administration of Market Regulation (“SAMR”) and obtain a business license for the WFOE; and
(b)
the foreign investor or the WFOE shall also lodge the relevant incorporation information to the Ministry of Commerce (“MOFCOM”) through the online “enterprise registration system” and the “enterprise credit information publicity system”.

The Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2021) released by the National Development and Reform Commission (“NDRC”) and MOFCOM on 27 December 2021 have set out the industries in which foreign investment is prohibited or restricted. If a PRC company engages in business in certain industries (such as the finance industry), it may need to obtain special license or approval from the relevant authority in addition to its business license.

Each PRC company has a “business scope” set out on its business license. The PRC company may conduct business within such scope. Further, according to the current PRC law and legal practice, a company may also conduct activities outside of its registered business scope unless any special license/approval is required for such additional business activities.

As advised by Zhong Lun Law Firm, our PRC legal adviser, they confirmed the followings:

(1)
Shanghai Xitu is a limited liability company incorporated under PRC law on October 27, 2017 in China. It has obtained the necessary business license issued by the SAMR, Shanghai branch. As at the date of this report, the registration status of Shanghai Xitu is valid.
(2)
As at the date of this re[prt, Shanghai Xitu has submitted its relevant incorporation information to the MOFCOM.

According to the PRC legal advisor’s discussion with the legal representative of Shanghai Xitu, Shanghai Xitu has obtained the Foreign Investment Approval Certificate issued by the MOFCOM.

(3)
The registered business scope of Shanghai Xitu as shown on its business license is as follows: “business information consultation, business management consultation, business registration agency, marketing planning, corporate image planning, conference services (except for hosting, undertaking, and exhibitions), exhibition services (hosting, undertaking, excluding exhibitions), technology development in the field of network technology, proprietary technology transfer, technology consulting, and technical services.”

Upon the PRC legal adviser’s verification on the Negative List and Business Scope Specification Expression Query System, as at the date of this report, the registered business scope of Shanghai Xitu is not on the Negative List. As a result, there is no prohibition or restriction on foreign investment in such industries.

In addition, Shanghai Xitu does not need to obtain any special license or approval granted by the relevant authority for it to conduct business within its registered business scope. The business license of Shanghai Xitu is sufficient for it to conduct its registered business scope.

(4)
According to the PRC legal advisor’s discussion with the legal representative of Shanghai Xitu, Shanghai Xitu is primarily engaged in procurement. Currently, it procures the relevant medical goods from China for its affiliate in Singapore by signing contracts with the PRC suppliers on behalf of its said affiliate.

Shanghai Xitu’s current business is not stated on its registered business scope. As stated at above, a PRC company may conduct activities outside of its registered business scope unless any special license/approval is required for such additional business activities. For such current business of Shanghai Xitu, it is not required to obtain any special license/approval. Therefore, Shanghai Xitu may conduct such activities beyond its registered business scope.

C. Organizational structure.

Our corporate structure consists of Virax Biolabs Group Limited and our wholly owned subsidiaries, described below.

Virax Biolabs Group Limited — Virax Biolabs Group Limited is a Cayman Islands exempted company incorporated on September 2, 2021, previously named as “Virax Biolabs (Cayman) Limited” and effected a name change to “Virax Biolabs Group Limited” on January 19, 2022. Structured as a holding company with no material operations, Virax Cayman conducts its operations through its operations subsidiaries in the United Kingdom, Hong Kong, Singapore, British Virgin Islands and China.

Virax Biolabs (UK) Limited — Virax Biolabs (UK) Limited was incorporated on August 19, 2021 under the laws of the United Kingdom, a wholly-owned subsidiary of Virax Cayman and structured as a holding company with no material operations.

Virax Biolabs Limited — Virax Biolabs Limited, incorporated on April 14, 2020 under the laws of Hong Kong, was previously named as “Shanghai Biotechnology Devices Limited” and effected a name change to “Virax Biolabs Limited” on July 12, 2021. Virax Biolabs Limited, our wholly-owned Hong Kong subsidiary, serves as a holding company.

Virax Immune T-Cell Medical Device Company Limited — Virax Immune T-Cell Medical Device Company Limited, a wholly-owned subsidiary of HKco, incorporated on January 16, 2017 under the laws of Hong Kong, was previously named as “Stork Nutrition Asia Limited” and effected a name change to “Virax Immune T-Cell Medical Device Company Limited” on September 10, 2021. It is primarily engaged in the research and development of T-Cell blood analysis.

Virax Biolabs Pte. Limited — Virax Biolabs Pte. Limited, incorporated on May 4, 2013 under the laws of Singapore, was previously named as “Natural Source Group Pte. Limited” and effected a name change to Virax Biolabs Pte. Limited on July 2, 2021. 95.65% of its capital stock is owned by Virax Biolabs Limited and the remaining 4.35% is owned by independent third party shareholders. It is our operating company, primarily engaged in the trading and sales of our products and running primarily day to day operations.

Logico Bioproducts Corp. — Logico Bioproducts Corp., a wholly-owned subsidiary of SingaporeCo, is a limited liability company incorporated in the British Virgin Islands on January 21, 2011, and is primarily engaged in the trading and sales of our products.

Shanghai Xitu Consulting Co., Limited — Shanghai Xitu, a wholly-owned subsidiary of Logico BVI and a wholly foreign owned enterprise, is a limited liability company incorporated on October 27, 2017 in China. Shanghai Xitu is primarily engaged in procurement.

The following diagram illustrates our corporate structure:

Virax Biolabs Group Limited
(Cayman Islands)
(Holding Company)
100%
Virax Biolabs (UK) Limited
(United Kingdom)
100%
Virax Biolabs Limited
(Hong Kong)
95.65%
100%
Virax Biolabs Pte. Limited
(Singapore)
Virax Immune T-Cell Medical Device Company Limited
(Hong Kong)
100%
Logico Bioproducts Corp.
(British Virgin Islands)
100%
Shanghai Xitu Consulting Co., Limited
(PRC)

D. Property, plants and equipment.

We are headquartered in London, United Kingdom. We have entered into short term lease agreements for an office in the United Kingdom, one unit in Hong Kong and one unit in Shanghai, with expiration dates in May 2023, September 2022 and June 2023, respectively. All the previous leases have been terminated.

Item 4A. Unresolved Staﬀ Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

A. Operating results.

Overview

Virax Cayman is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of our own, Virax Cayman conducts its operations through its operating subsidiaries in Singapore, Hong Kong, China and British Virgin Islands and has been operating since 2013. Prior to the introduction of Virax branded products in 2020, the Group was engaged in the FMCG importation business into the PRC.

Our product portfolio includes (i) diagnostics test kits sold through our “ViraxClear” brand; (ii) med-tech and PPE products sold through our “ViraxCare” brand; and Sourced Brands. Currently, our Group does not manufacture or develop any product that we sell in our product portfolio and we act as a distributor of third-party suppliers’ products. However, we believe our products, in particular diagnostic test kits, provide significant value for consumers, through improved detection of diseases, improvements in health, wellness and productivity as well as by reducing other healthcare costs, such as emergency visits and hospitalizations. Our Group also seeks to maximize consumers’ access to our products and services through competitive pricing and regular evaluations of our pricing arrangements and contracts with our distributors. Our Group also expects to develop and launch an upcoming brand, “Virax Immune”, with the intention of providing an immunology profiling platform that assesses each individual’s immune risk profile against major global viral diseases. Currently, we have developed a functioning prototype of T-Cell IVD Test under the Virax Immune brand but we are still in the process of conducting further tests and we have not submitted any T-Cell IVD Test to any regulatory agency for approval. We believe that the T-Cell IVD Tests and immunology platform we are developing under the Virax Immune brand will be particularly useful in the diagnosis and threat analysis of the major viruses faced globally.

Currently, the end-users of our distribution partners under our ViraxClear brand include but not limited to, clinics, pharmacies, laboratories, hospitals, and other relevant groups on an international basis, covering more than 10 countries and 4 regions, including but not limited to Europe, South America, Asia Pacific, and Sub-Saharan Africa, and we expect to extend our geographical reach to North America in 2022, while the end-users of our dedicated online platforms sales under our ViraxClear brand are predominately individuals and pharmacies. The end-users of our ViraxCare products are predominately corporations, employees, and individual consumers.

Our sales of Virax branded products commenced in 2020 and we will require adequate proceeds from this offering to further commercialize ViraxClear and ViraxCare, to test and commercialize and further develop our Virax Immune products.

Results from Operations

Years Ended March 31, 2022 and 2021

	For the Year Ended March 31,
	2022	2021
Revenues	$—	$123,820
Cost of revenues	—	133,254
Gross Profit (Loss)	—	(9,434)

Operating Expenses
Sales and Marketing	$13,818	$57,203
Research & Development	433,743	120,221
General and Administration	1,286,118	457,680
Operating loss	(1,733,679)	(644,538)

Other Income/(Expense)	(16,191)	(28,377)

Net Loss	$(1,749,870)	$(672,915)

Other Comprehensive Income (Loss)
Foreign currency adjustment	(965)	3,701
Total Comprehensive Loss	$(1,748,905)	$(676,616)

Revenues

The principal activities of the Group for the years ended March 31, 2022 and 2021 were initial sales of ViraxClear, COVID-19 IVD test kits, and ViraxCare, high-quality MedTech and PPE. During 2021, the Group was approached and provided consulting fees to third parties on biotech opportunities into and out of the PRC. In the long term, this activity will not be a focus for the Group.

It is too early to draw meaningful conclusions from the financial performance of the Group due to the change in our business focus for the Group since 2020. Revenue was nil and $123,820 for the years ended March 31, 2022 and 2021, respectively, representing a decrease of approximately 100%. During for the year ended March 31, 2021 our Group sold our first Virax products for an aggregate amount of $0.1 million. The consulting revenue of $19,000 for the year ended March 31, 2021 was related to providing consulting services to assisting third parties in designing mobile application and other distribution formats for sales of biotechnology products of other companies into and out of the PRC.

Cost of revenues

Cost of revenues for the years ended March 31, 2022 and 2021 was nil and $133,254, respectively. Of the $133,254 incurred for the year ended March 31, 2021, all the cost was related to the purchase of ViraxCare PPE products ViraxClear test kits. We had no costs associated with the consultancy revenue.

Gross profit

It is too early to draw meaningful conclusions from the margins earned in 2022 and 2021 respectively. Gross loss for the years ended March 31, 2022 and 2021 was nil and $9,434 respectively.

Operating Expenses

Operating expenses were $1,733,679 and $635,104 for the years ended March 31, 2022 and 2021, respectively, representing an increase of approximately 173%.

	For the Year Ended March 31,
	2022	2021
Operating expenses:
Sales and Marketing	$13,818	$57,203
Research and Development	433,743	120,221
General and Administration	1,286,118	457,680
Total operating expenses	$1,733,679	$635,104

Sales and Marketing - The decrease in sales and marketing costs were primarily related to the majority of the development of the Group’s new Virax brands, packaging and websites that were established in 2021.

Research and Development - For the year ended March 31, 2022, approximately 73% and 50% of our chief executive officer’s, Mr. James Foster, and our chief operating officer’s, Mr. Cameron Shaw, consulting costs amounting to $129,881 were related to research and development expenses to introduce, innovate and improve the Group’s products and services. The remaining research and development costs were attributable to our science and technical team of $203,202 as well as outside services of $100,661. Consulting costs to our chief executive officer and chief operating officer is considered as research and development expenses when a proportion of the relevant employee’s time is dedicated to research and development work for the Group. Since April 2021, the Group started to engage external parties, namely, selected third-party specialist research and development companies and contracted consultants and scientists, to assist with its research and development as its portfolio moves into concept validation and testing.

General and Administration - For the year ended March 31, 2022 and 2021, general and administrative costs were $1,286,118 and $457,680, respectively. The increase in general and administrative costs were mainly due to the increase in professional fees from $132,004 to $738,226 from March 31, 2021 to 2022 relating to accounting and legal fees in preparation for the IPO. In addition, travel decreased from $18,181 to $390 for the year ended March 31, 2022 and 2021, respectively. There were no costs associated with scaling down of food import operations for the year ended March 31, 2022 compared to $11,429 in costs for the year ended March 31, 2021.

Income tax (expense) benefit

Income tax (expenses) was $0 and $0 for the years ended March 31, 2022 and 2021, respectively.

Total other (Income) Expense and Other, Net

For the years ended March 31, 2022 and 2021, our total other expenses was $16,191 and $28,377 respectively. Interest expenses amounted to $15,438 and $28,643 for the years ended March 31, 2022 and 2021, respectively, and was related to interest on the sums advanced by shareholders to SingaporeCo for working capital purposes.

Net loss

For the years ended March 31, 2022 and 2021, our net loss was $1,749,870 and $672,915, respectively. As previously discussed earlier it is too early to draw meaningful conclusions from the financial performance of the Group due to the change in business focus during this period.

B. Liquidity and capital resources.

Cash Flows

For the years ended March 31, 2022 and 2021

	For the Year Ended March 31,
	2022	2021
Cash from operating activities	(809,069)	(590,186)
Cash from investing activities	—	—
Cash from financing activities	813,205	585,198

Effect of exchange rate change
Change in cash during the year	4,135	(4,988)
Cash, beginning of the year	17,621	22,609
Cash, end of the year	21,756	17,621

Historically, we have financed our operations primarily through capital contributions and loans from shareholders.

On July 25, 2022, the Company consummated its IPO of 1,350,000 ordinary shares, par value $0.0001 per share at a price of $5.00 per share. The Company’s Registration Statement on Form F-1 (File No. 333-263694) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 18, 2022 (as amended, the “Registration Statement”) was declared effective by the Commission on June 30, 2022. In addition, on July 25, 2022, Boustead Securities, LLC, as representative of several underwriters, exercised an over-allotment option (the “Option”) in part to purchase 202,500 Ordinary Shares from the Company in connection with the IPO at a price of $5.00 per Ordinary Share.

The aggregate gross proceeds of our IPO were $7,762,500. After subtracting underwriting discounts and commissions of $543,375 and offering expenses of $169,469, we received net proceeds of approximately $7,049,656 million.

Net cash used in operating activities was $809,069 and $590,186 for the years ended March 31, 2022 and 2021, respectively. The increase in cash used for operations was mainly due to increased losses as the Group increased marketing and R&D costs associated with developing our Virax brands during the year ended March 31, 2022.

Net cash used in investing activities was $0 and $0 for the years ended March 31, 2022 and 2021, respectively.

Net cash provided by financing activities was $813,205 and $585,198 for the years ended March 31, 2022 and 2021, respectively. The increase in cash flows from financing activities was due to an increase in advances received from related parties from $181,982 in 2021 to $193,592 in 2022, an increase in shares issued for cash in the fiscal year 2022 of $519,613 compared to $403,216 in fiscal year 2021 and new proceeds from a convertible note payable of $100,000.

The Group has an accumulated deficit of approximately $6,336,966 million at March 31, 2022. Currently, we have not generated consistent cash flows to fund our operations yet. As of March 31, 2022, the Group had a cash balance of $21,756.

We plan to support our future research and development program, obtain product certification approvals in the territories we have identified, to establish our distribution networks, and for general working capital and expenses purposes from part of our initial public offering’s net proceeds. We may, however, over the longer term require additional capital to fund further R&D expenditure.

At present, we have not generated any significant revenue from existing operations. Our continued existence is dependent on our ability to obtain necessary financing to fund working capital, complete the planned product certification approvals in the territories we have identified and to establish our distribution networks. We do not expect to generate sufficient internal cash flows to finance these costs in the foreseeable future.

As noted above, the continuation of our current business plan requires us to raise significant additional capital. With the net proceeds form our IPO, we believe that we will have sufficient cash resources to fund our plan of operations and our working capital requirements through 2022. If we are unable to do so, we may have to curtail our business plans. We intend to use the net proceeds from the offering for primarily research and development program, obtaining product certification approvals in the territories we have identified, establishing our distribution networks and for general working capital and expenses purposes.

We will continually evaluate our business plans to determine the manner in which we can most effectively utilize our limited working capital resources. The timing of completion of all aspects of our business plan is highly dependent upon the availability of capital to implement each aspect of the business plan as well as other factors beyond our control.

If our future cash is insufficient to meet our requirements, we may further to seek to issue debt or equity securities or obtain additional credit facilities. To the extent additional funding is not achieved this will delay our business plans.

C. Research and development, patents and licenses, etc.

For information concerning our research and development policies and a description of the amount spent during each of the last three fiscal years on company-sponsored research and development activities, see “Item 5. Operating and Financial Review and Prospects— Results of Operation.”

D. Trend information.

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial conditions. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Operating and Financial Review and Prospects.”

E. Critical Accounting Estimates

We prepare our financial statements in accordance with IFRS. In doing so, we must make estimates and assumptions that affect our reported amounts of assets, liabilities and expenses, as well as related disclosure of contingent assets and liabilities. In some cases, we could reasonably have used different accounting policies and estimates. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. Significant estimates include, but are not limited to, those related to deferred revenue, revenue recognition, stock-based compensation and fair value of marketable debt securities. For further significant accounting policies please see Note 2 to our audited consolidated financial statements of this annual report. We believe that our accounting policies contained therein are critical in fully understanding and evaluating our financial condition and operating results.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets forth information regarding our executive officers and directors as of the date of this Annual Report on form 20-F.

Name	Age	Position
James Foster	36	Director, Chief Executive Officer and Chairman
Tomasz George	38	Chief Scientific Officer
Mark Ternouth	55	Chief Technical Officer
Cameron Shaw	36	Director and Chief Operating Officer
Jason Davis	50	Chief Financial Officer
Yair Erez	48	Independent Director
Evan Norton	47	Independent Director
Margaret E. Gilmour	62	Independent Director

Below is a summary of the business experience of each our executive officers and directors:

James Foster is our co-founder and has been serving as our Chief Executive Officer, Chairman of the Board of Directors, and Director. From 2014 to July 2018, Mr. Foster co-founded and served as a board member of Natural Source Group, a pharmaceutical and nutraceutical product development and distribution company prior to merging with our Group. From February 2017 to January 2018, he served as an advisor of Pacific Rim Cobalt Corp., an electric Vehicle focused natural resource company. From 2013 to 2014, Mr. Foster served as the co-founder, director, and Chief Operating Officer of Cryptex Card Inc., the company that introduces the world’s first Bitcoin Debit Card. From 2009 to 2013, he served as a board member, vice president, and co-founder of Emerging Asia Capital, a resource focused mergers & acquisitions boutique firm. From June 2008 to November 2008, he served as an equity sales of NEX Group plc (formerly, ICAP plc), a securities company. From 2004 to 2005, he was a fixed income trading analyst with Royal Bank of Canada. He received a Bachelor’s Degree in History & Chinese from Nottingham University and a Master’s Degree in International Business Management (China) from School of Oriental & African Studies in London in 2008 and 2009, respectively. We believe Mr. Foster’s extensive experience qualifies him to serve as our director and Chief Executive Officer.

Tomasz George is our Chief Scientific Officer. Since February 2021, he has been serving as the chief scientific officer of ConnectedLife Health Ltd, a company engaged in healthcare. From October 2019 to March 2021, he served as Chief Scientific Officer of Verita Healthcare Group Ltd, a global healthcare company focusing on innovative diagnostics, care and personalized treatment and wellness regimens and products. From October 2011 to October 2019, he served as the head of Scientific Development and then subsequently the Chief Scientific Officer for Soza Health Ltd., a personalized health and wellness testing service providing tailored recommendations to improve health and longevity. From 2009 to 2010, he served as the postdoctoral research associate at Imperial College London. From 2005 to 2010, he served as a research scientist at University of London. He received a Bachelor’s Degree in Physiology from University College London and PhD’s Degree in Human and Applied Physiology from King’s College London in 2005 and 2009, respectively. We believe Dr. George’s extensive experience qualifies him to serve as our Chief Scientific Officer.

Mark Ternouth is our Chief Technical Officer. From April 2017 to July 2017, he was a contractor with Fidelity International, a financial services company. From January 2017 to March 2017, he was a consultant at GDPR 360, a company providing specialist advisory services on GDPR legislation requirements for companies. From July 2015 to December 2016, he served as a senior manager of the IT consulting division at KPMG Management Consulting LLP, a consulting company. From 2014 to 2015, he served as the vice president ERP Fusion of Certus Solutions LLP, an Oracle platinum partner company specializing in the delivery of Oracle based business change programs. From 2013 to 2014, he was the human resources process team lead with Wipro Consulting Service, a management consulting company. From 2010 to 2013, he served as a consultant and the human resources team lead of Certus Solutions LLP, an Oracle implementation specialist consultancy. In 2010, he served as a consultant with Mokum Change Management, a consultancy company specializing in Oracle applications implementation. From 2007 to 2009, he served as the process design lead at the John Lewis

Partnership, a United Kingdom retail company with Waitrose and John Lewis brands. From 2005 to 2007, he served as the human resources process team led of the United Kingdom Home Office, a United Kingdom governmental ministerial department. From 2003 to 2005, he served as an Oracle functional consultant with Rural Payments Agency, an agency that is part of the United Kingdom Ministry of Agriculture. In 2003, he served as the project manager with Timbmet Door Solutions Limited, a manufacturer of specialist Door sets and ironmongery. From 1998 to 2001, he served as an Oracle functional consultant of Colt Technology Services Group (formerly known as Colt Telecommunications Plc), a pan European business focused telecom operator. From 1991 to 1998, he served as the audit supervisor and subsequently a senior associate with Coopers & Lybrand Management Consulting, which is now part of PriceWaterhouseCoopers, a professional services company. Mr. Ternouth received a Master’s Degree in Natural Sciences from Cambridge University in 1986. He has been a qualified Chartered Accountant (ACA-ICAEW) since 1993. We believe Mr. Ternouth’s extensive experience qualifies him to serve as our Chief Technical Officer.

Cameron Shaw is our co-founder and has been our Chief Operating Officer and Director. From 2014 to July 2018, Cameron co-founded and served as the chief operating officer of Natural Source Group, a pharmaceutical and nutraceutical product development and distribution company prior to merging with our Group. Since June 2016, he has been serving as a board member and strategic advisor at Pent Developments Ltd, an airspace developer and innovator. From 2012 to 2014, he served as the chief executive officer of Merzura Ltd a Hong Kong Investment advisory company, which focused on structuring outbound investments on behalf of Chinese companies and launching European brands in the China market. From 2009 to 2012, he was a co-founder and a board member of Femme 500 Ltd., a luxury lifestyle membership tech startup based in China. Mr. Shaw received a Bachelor of Arts degree from the University of York and a Mandarin Diploma from Beijing Language and Culture University in 2007 and 2009, respectively. We believe Mr. Shaw’s extensive experience qualifies him to serve as our director and Chief Operating Officer.

Jason Davis is our Chief Financial Officer. From December 2019 to December 2021, Mr. Davis served as a vice president of finance of Durango Midstream LLC, a leading natural gas gathering, processing and marketing company providing world-class midstream services to oil and gas producers in Kansas and New Mexico. From February 2017 to November 2019, Mr. Davis served in various consulting roles including interim chief financial officer of Yuma Energy, Inc. (OTC: YUMAQ), a company which explores for and produces crude oil and natural gas, and a vice president of finance and treasurer of Hyperdynamics Corporation (OTC: HDYNQ), an independent oil and gas exploration company. From June 2015 to January 2017, Mr. Davis served as the chief financial officer of Casa Exploration, LLC, an exploration & production company focused on frontier basins in Latin America. Mr. Davis received a Bachelor of Business Administration degree in accounting from the University of Houston in 1997, respectively. Mr. Davis is a certified public accountant in Texas since 1999. We believe Mr. Davis’ extensive experience qualifies him to serve as our Chief Financial Officer.

Yair Erez is our independent Director. Since October 2019, Mr. Erez has been a partner at Bain & Co., a consulting firm, focusing on private equity practice and healthcare and life sciences transactions. Since August 2019, Mr. Erez has been the founder of InseytAI Ltd., a Swiss based Artificial Intelligence and Machine Learning company. Since February 2019, Mr. Erez has been a co-founder of Meiji Kickboxing, a chain of kickboxing clubs based in London, United Kingdom. From February 2009 to July 2019, Mr. Erez served as an associate, and subsequently an associate partner, with his final position as a partner of McKinsey & Co., a consulting firm, focusing on private equity, healthcare and life sciences transactions, and growth strategy work for specialty pharma and other life sciences organizations. From 2008 to 2009, Mr. Erez served as the chief executive officer of Tactile World, a company which manufactures assistive technology for blind people. From 2004 to 2008, Mr. Erez served as a senior resident in Obstetrics & Gynecology at Hadassah Ein-Kerem University Hospital, Jerusalem. From 1999 to 2004, he was a major with the Israel Defense Forces. Mr. Erez received a doctor of medicine’s degree from Hebrew University and an executive master of business administration’s degree from Herzelliya Interdisciplinary Center in 1998 and 2010, respectively. We believe Mr. Erez’s extensive experience qualifies him to serve as our independent director.

Evan Norton is our independent Director. Since December 2019, Mr. Norton has been a managing partner at Ballast Capital LLC, a private equity firm. Since September 2016, Mr. Norton has been an adjunct lecturer at Kellogg School of Management of Northwestern University. From November 2019 to May 2021, Mr. Norton served a general partner of Accelmed Partners II L.P., a private equity firm focused on investments in commercial stage Healthtech companies. From January 2010 to November 2019, Mr. Norton served as a director of venture investments and subsequently as managing director of Abbott Laboratories, with his final position as divisional vice president of venture investments of Abbott Laboratories (NYSE: ABT), a medical devices and health care company which provides pharmaceuticals and health care products and services. From 2007 to 2010, Mr. Norton served as a principal of Onset Ventures, a private equity firm which provides early-stage venture capital in the areas of information technology and medical. From 2006 to 2007, Mr. Norton served as a marketing manager of Lifescan, Inc., a subsidiary of Johnson & Johnson (NYSE: JNJ) which focuses on manufacturing products on the diabetes market, specifically blood glucose monitoring systems. From 2002 to 2003, Mr. Norton served a product manager of Stryker Corporation (NYSE: SYK), a medical technologies corporation. From 1998 to 2000, Mr. Norton served as an investment banking associate of JPMorgan Chase & Co. (NYSE: JPM), an investment bank and financial services holding company. From 1996 to 1998, Mr. Norton served as a management consultant in the consulting department of PricewaterhouseCoopers LLP, a public accounting company. Mr. Norton received a master of business administration’s degree from Northwestern University and a bachelor’s degree in business administration in finance from Texas A&M University in 1996 and 2002, respectively. We believe Mr. Norton’s extensive experience qualifies him to serve as our independent director.

Margaret E. Gilmour is our independent Director. Ms. Gilmour is a senior finance, risk management and audit executive with a deep understanding of both U.S. and Canadian regulatory environments. Since June 2021, Ms. Gilmour has been an independent director and the audit and risk committee chair of Canada Jetlines Ltd, (TSX-V: JET), a Canadian airline. Since December 2020, Ms. Gilmour has been an independent director and the audit and risk committee chairperson of POINT Biopharma Global Inc. (Nasdaq: PNT), a pharmaceutical company which focuses on the development and commercialization of radiology and therapies for the treatment of cancer. Ms. Gilmour previously held Board Chair of the Institute of Internal Auditors, Toronto Chapter (from 2018 to 2020), and held board, audit, governance and risk roles with organizations such as Metrolinx (from June 2016 until July 2018), Interac and the Ontario Pension Board. A chartered accountant by training, Ms. Gilmour gained her extensive finance experience as Chief Financial Officer of the Operations & Technology Division within BMO Financial Group and as Senior Vice President of Finance at Aviva Insurance Canada. Ms. Gilmour earned a Bachelor of Commerce in accounting from the University of Toronto. Ms. Gilmour received a certification in Risk Management Assurance from the Institute of Internal Auditors since 2012. Ms. Gilmour received the Institution of Corporate Directors, Director Designation from The Institute of Corporate Directors since 2010. Since 1985, Ms. Gilmour has been a chartered accountant of the Canadian Institute of Chartered Accountants. We believe Ms. Gilmour’s extensive experience qualifies her to serve as our independent director.

B. Compensation.

Compensation of Directors and Senior Management

The term ‘office holder’ as defined in the Companies Law includes a general manager, chief business manager, deputy general manager, vice general manager, any other person fulfilling or assuming the responsibilities of any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the general manager or the chief executive officer. As of March 31, 2022, in addition to the three members of the Board of Directors (including the Company’s Chief Executive Officer), the Company considers four other individuals, to be office holders.

The following table presents information regarding compensation reflected in our financial statements for five most highly compensated office holders, as of March 31, 2022.

	Salary	Bonus	Other	Total
James Foster, Chief Financial Officer	137,766	—	—	137,766
Cameron Shaw, Chief Operations Officer	60,000	—	—	60,000
Dr. Tomasz George, Chief Scientific Officer	179,182	—	—	179,182
Mark Ternouth, Chief Technical Officer	22,971	—	—	22,971
Jason Davis, Chief Financial Officer	—	—	—	—

Employment and Consulting Agreements

We have entered into employment agreements with each of our executive officers, pursuant to which such individuals have agreed to serve as our executive officers for a period of 3 years from the commencement of trading of the shares of Virax Cayman on Nasdaq. We may terminate the employment for cause at any time for certain acts, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate the employment without cause at any time upon 3 months’ advance written notice. Each executive officer may resign at any time upon 3 months’ advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment or pursuant to applicable law, any of our confidential or proprietary information or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. Each executive officer has also agreed to disclose in confidence to us all inventions, designs and trade secrets which he conceives, develops or reduces to practice during his employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of the employment and for one year following the last date of employment. Specifically, each executive officer has agreed not to: (i) engage or assist others in engaging in any business or enterprise that is competitive with our business, (ii) solicit, divert or take away the business of our clients, customers or business partners, or (iii) solicit, induce or attempt to induce any employee or independent contractor to terminate his or her employment or engagement with us. The employment agreements also contain other customary terms and provisions.

We have also entered into director agreements with each of our directors which agreements set forth the terms and provisions of their engagement.

Each of our executive's employment agreements are filed as as exhibit in this Annual Report on Form 20-F.

2022 Equity Incentive Plan

Our Board and shareholders adopted an equity incentive plan to provide an additional means through the grant of awards to attract, motivate, retain and reward selected key employees and other eligible persons. The below is a summary of the equity incentive plan terms:

Shares Subject to the equity incentive plan

A total of 1,319,418 of our Ordinary Shares is available for issuance under the equity incentive plan. If an award granted under the equity incentive plan is forfeited, canceled, settled, or otherwise terminated without a distribution of Ordinary Shares, the Ordinary Shares underlying that award will again become available for issuance under the equity incentive plan. If Ordinary Shares delivered under the Plan are tendered or withheld to pay the exercise price of a share option or to satisfy withholding taxes, those Ordinary Shares will also again become available for issuance under the equity incentive plan.

Administration of the equity incentive plan

Our Board or a committee appointed by the Board will administer the equity incentive plan. The plan administrator will have broad authority to:

•
select participants and determine the types of awards that they are to receive;
•
determine the number of Ordinary Shares that are to be subject to awards and the terms and conditions of awards, including the price (if any) to be paid for the shares or the award and establish the vesting conditions (if applicable) of such shares or awards;
•
cancel, modify or waive our rights with respect to, or modify, discontinue, suspend or terminate any or all outstanding awards, subject to any required consents;
•
construe and interpret the terms of the equity incentive plan and any agreements relating to the equity incentive plan;
•
determine whether awards will be settled in cash or other permitted form of payment;
•
prescribe, amend, and rescind rules relating to the equity incentive plan; and
•
make all other determinations deemed necessary or advisable for administering the equity incentive plan.

Participation

Employees, directors and consultants that provide services to us or one of our subsidiaries may be selected to receive awards under the equity incentive plan.

Types of Awards

The equity incentive plan permits the granting of awards in the form of share options, performance awards, or other awards.

Share Options

A share option entitles the recipient to purchase Ordinary Shares at a fixed exercise price. The exercise price per share will be determined by the plan administrator in the applicable award agreement in its sole discretion at the time of the grant, but the exercise price cannot be less than the closing sales price for our Ordinary Shares on the grant date. The exercise price can be paid in cash, check, or by cashless or net exercise. The maximum term of each share option shall be fixed by the plan administrator, but in no event shall an option be exercisable more than ten (10) years after the date such option is granted.

Performance Awards

A performance award is an award of may vest or may be exercised or a cash award that may vest or become earned and paid contingent upon the attainment during a performance period of certain performance goals and which is granted under the terms and conditions of other awards pursuant to such terms and conditions established by the plan administrator.

Equitable Adjustments

In the event of a merger, consolidation, recapitalization, share split, reverse share split, reorganization, split-up, spin-off, combination, repurchase, or other change in corporate structure affecting the Ordinary Shares, the maximum number and kind of shares reserved for issuance or with respect to which awards may be granted under the equity incentive plan will be adjusted to reflect such event, and the plan administrator will make such adjustments as it deems appropriate and equitable in the number, kind and exercise price of Ordinary Shares covered by outstanding awards made under the equity incentive plan.

Change in Control

In the event of any proposed change in control (as defined in the equity incentive plan), the plan administrator will take any action as it deems appropriate, which action may include, without limitation, the following: (i) the continuation of any award, if the company is the surviving corporation; (ii) the assumption of any award by the surviving corporation or its parent or subsidiary; (iii) the substitution by the surviving corporation or its parent or subsidiary of equivalent awards; (iv) accelerated vesting of the award, with all performance objectives and other vesting criteria deemed achieved at targeted levels, and a limited period during which to exercise the award prior to closing of the change in control, or (v) cash settlement equal to the fair market value of the shares that would otherwise be issued to the recipient.

Term

The equity incentive plan will become effective when adopted by the Board and, unless terminated, the equity incentive plan will continue in effect for a term of ten (10) years.

Amendment and Termination

The Board may at any time amend, alter, suspend or terminate the equity incentive plan, although no such action may, without the written consent of the participant, impair the rights of any participant with respect to outstanding awards.

Status

We have not granted any equity awards to our directors or executive officers during the fiscal year ended March 31, 2021.

C. Board Practices

Composition of our Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the NASDAQ generally require that a majority of an issuer’s board of directors must consist of independent directors.

Our board of directors currently consists of five directors. Our board of directors has determined that each of Mr. Erez, Mr. Norton, and Ms. Gilmour is an “independent director” as defined under the Nasdaq rules. Our board of directors is composed of a majority of independent directors.

A director is not required to hold any of our shares to qualify to serve as a director.

Committees of the Board of Directors

Prior to completion of the Company's IPO, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our Board of Directors. We intend to adopt a charter for each of the three committees prior to completion of the Company's IPO. Each committee’s members and functions are described below.

Audit Committee.

Our audit committee consists of our three independent directors and is chaired by Ms. Gilmour. We have determined that satisfy the requirements of Section 303A of the Corporate Governance Rules/ Rule 5605(c)(2) of the Listing Rules of the NASDAQ and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•
reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;
•
approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;
•
reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
•
discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;
•
reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
•
discussing the annual audited financial statements with management and the independent registered public accounting firm;
•
reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;
•
approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;
•
establishing and overseeing procedures for the handling of complaints and whistleblowing; and
•
meeting separately and periodically with management and the independent registered public accounting firm.

Compensation Committee.

Our compensation committee consists of our three independent directors and is chaired by Mr. Erez. We have determined that satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the NASDAQ. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•
overseeing the development and implementation of compensation programs in consultation with our management;
•
at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;
•
at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;
•
at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;
•
reviewing executive officer and director indemnification and insurance matters; and
•
overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers.

Nominating and Corporate Governance Committee.

Our nominating and corporate governance committee consists of our three independent directors, and is chaired by Mr. Norton. We have determined that satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the NASDAQ. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•
recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;
•
reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

•
developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or NASDAQ rules, or otherwise considered desirable and appropriate;
•
selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and
•
evaluating the performance and effectiveness of the board as a whole.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available.

Duties of Directors

Under Cayman Islands law, our board of directors has the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•
convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
•
declaring dividends and distributions;
•
appointing officers and determining the term of office of the officers;
•
exercising the borrowing powers of our company and mortgaging the property of our company; and
•
approving the transfer of shares in our company, including the registration of such shares in our share register.

Under Cayman Islands law, directors owe the following fiduciary duties: (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

D. Employees

As of March 31, 2022, we had five employees, two of whom were employed in management and administration and three of whom were employed in research and development. The locations of our employees include the United Kingdom, China and the United States.

E. Share Ownership

See “Item 7.A. Major Shareholders and Related Party Transactions – Major Shareholders.” Our employees are eligible to own shares of the company through a warrant incentive plan. For information on the plan, see “Item 6.B. Compensation—Equity Incentive Plan.”

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table presents information, as of the date of this report, regarding the beneficial ownership of our ordinary shares by:

•
each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;
•
each of our directors and members of our executive management individually; and
•
each of our directors and members of our executive management as a group.

The number of ordinary shares beneficially owned by each entity, person, and member of our board of directors or members of our executive management is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of the date of this report through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The percentage of outstanding ordinary shares is computed on the basis of xxxx ordinary shares outstanding as of the date of this report. Ordinary shares that a person has the right to acquire within 60 days of the date of this report 2021 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all members of our board of directors or executive management as a group. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Names of beneficial owners	Number of Ordinary Shares		Percentage of class (%)

James Foster	2,879,865	(1)	24.9%

Cameron Shaw	2,080,943	(2)	18.0%

Dr. Tomasz George	201,058	(3)	1.7%

Mark Ternouth	59,551	(4)	*

Jason Davis	—		*

Margaret Gilmour	—		*

Yair Erez	—		*

Evan Norton	—		*

All officers and directors as a group (eight (8) persons)	5,221,417		45.1%

Other 5% or greater shareholders:

Patrick Henry Cunliffe Foster 30 Broadwick Street , London UK W1F 8JB	1,053,878	-5	9.1%

Jason Gerald Shenk 30 Broadwick Street, London UK W1F 8JB	750,802	-5	6.5%

* Denotes less than 1%

B. Related Party Transactions

Mr. Patrick Foster, father of James Foster, provided advances for the operating costs of the SingaporeCo. On May 13, 2020, SingaporeCo issued the equivalent of 570,799 shares to settle a portion of these for $554,890. The principal is $554,890 and has an interest rate of 12% per year. Interest accrued for 3/31/2021 was $39,068 and 3/31/2020 was $91,701.

Ms. Fiona Foster, sister of James Foster, provided advances for the operating costs of the SingaporeCo. On June 5, 2020, SingaporeCo issued the equivalent of 50,996 shares to settle for $50,000. The principal is $50,000 and has an interest rate of 12% per year. Interest accrued for 3/31/2021 was $1,085 and 3/31/2020 was $6,016.

Ms. Anne Foster, mother of James Foster, provided advances for the operating costs of the Shanghai Xitu. The advances are non-interest bearing.

We recorded $124,443 and $120,000 consulting fees to our chief executive officer, Mr. James Foster, for the years ended March 31, 2021 and 2020, respectively. We have a balance of $142,247 and $48,000 owed to the chief executive officer salary as of March 31, 2021 and 2020, respectively.

We recorded $60,000 and $0 consulting fees to our director and chief operating officer, Mr. Cameron Shaw, for the years ended March 31, 2021 and 2020, respectively. We have a balance of $40,994 and $0 owed to the chief operating officer salary as of March 31, 2021 and 2020, respectively.

We recorded $71,141 and $60,000 consulting fees to the chief executive officer for the six months ended September 30, 2021 and 2020, respectively. The Group has a balance of $199,735 and $142,247 owed to the chief executive officer salary as of September 30, 2021 and March 31, 2021, respectively.

We recorded $30,000 and $30,000 consulting fees to the director and chief operating officer for the six months ended September 30, 2021 and 2020, respectively. The Group has a balance of $55,994 and $40,994 owed to the chief operating officer salary as of September 30, 2021 and March 31, 2021, respectively.

On December 9, 2021, the Group issued an aggregate of 147,003 class A ordinary shares at $2.65 as consideration to acquire $398,556 of advances up to March 31, 2021 and September 30, 2021 owed by SingaporeCo to Mr. James Foster, Mr. Patrick Foster and Ms. Anne Foster. All interest on these balances has been waived.

On December 9, 2021, the Group issued 23,017 class A ordinary shares at $2.65 as consideration to acquire $60,994 of advances up to March 31, 2021 and September 30, 2021 owed by HKCo to Mr. Cameron Shaw. All interest on these balances has been waived.

C. Interests of experts and counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements” for a list of all financial statements filed as part of this Annual Report on Form 20-F.

Legal Matters

We are not involved in any legal or arbitration proceedings that may have or have had in the recent past, significant effects on our financial position or profitability.

Dividend Policy

We have never declared or paid cash dividends to our shareholders. Currently we do not intend to pay cash dividends. We intend to reinvest any earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, applicable Israeli Companies Law and other factors our Board of Directors may deem relevant.

B. Significant Changes.

See “Note 17 - Subsequent Events” to our consolidated financial statements included in this Annual Report on Form 20-F beginning on page F-1 for a discussion of significant events that have occurred since March 31, 2022.

Item 9. The Oﬀer and Listing.

A. Oﬀer and listing details.

Ordinary Shares

Our ordinary shares have been trading on the Nasdaq under the symbol “VRAX” since July 21, 2022.

B. Plan of distribution.

Not applicable.

C. Markets.

See “—Offer and Listing Details” above.

D. Selling shareholders

Not applicable.

E. Dilution.

Not applicable

F. Expenses of the issue.

Not applicable.

Item 10. Additional Information

A. Share capital.

Not applicable.

B. Memorandum and articles of association.

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands and our affairs are governed by:

•
Memorandum and Articles of Association;
•
The Companies Act (2022 Revision) (as amended) of the Caymans Islands, which is referred to as the Companies Act below; and
•
Common law of the Cayman Islands.
•

Our authorized share capital is US$50,000 divided into 500,000,000 Ordinary Shares of $0.0001 par value each.

We have included summaries of certain material provisions of our second amended and restated memorandum and articles of association (the Memorandum and Articles, respectively) and the Companies Act insofar as they relate to the material terms of our share capital. The summaries do not purport to be complete and are qualified in their entirety by reference to our Memorandum and Articles, which is filed as Exhibit 1.1 to this annual report.

Ordinary Shares

All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders, whether or not they are non-residents of the Cayman Islands, may freely hold and transfer their Ordinary Shares in accordance with our Memorandum and Articles.

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. Our Articles provide that our board of directors may declare and pay dividends if justified by our financial position and permitted by law.

Voting Rights

Holders of our Ordinary Shares vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. In respect of matters requiring shareholders’ vote, each ordinary share is entitled to one vote. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless voting by poll is required by Nasdaq rules or demanded by the chairman of the meeting, by at least two shareholders having the right to vote on the resolutions, or by shareholder(s) together holding at least 10% of the total voting rights of all our shareholders having the right to vote at such general meeting. A quorum required for a meeting of shareholders consists of one shareholder who holds at least one-third of our issued voting shares. Shareholders’ meetings may be held annually. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Extraordinary general meetings may be called by a majority of our board of directors or upon a requisition of any one or more shareholders holding at the deposit of the requisition at least 10% of the aggregate share capital of our company that carries the right to vote at a general meeting, in which case on advance notice of at least 7 clear days is required for the convening of our annual general meeting and other general meetings by requisition of our shareholders.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast in a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the Ordinary Shares cast in a meeting.

A special resolution will be required for important matters such as amending our memorandum and articles of association or changing the name of the Company.

There are no limitations on non-residents or foreign shareholders in the memorandum and articles of association to hold or exercise voting rights on the Ordinary Shares imposed by foreign law or by the charter or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Ordinary Shares in the Company have been paid.

Winding Up; Liquidation

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation applicable to any class or classes of shares (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among our shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (2) if we are wound up and the assets available for distribution among our shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them, respectively.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our directors may from time to time make calls on our shareholders in respect of any moneys unpaid on their shares including any premium in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. Any Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

The Companies Act and our Memorandum and Articles permit us to purchase our own shares. In accordance with our Articles, provided the necessary shareholders or board approval have been obtained and requirements under the Companies Act have been satisfied, we may issue shares on terms that are subject to redemption at our option on such terms and in such manner as may be determined by our board of directors.

Inspection of Books and Records

Holders of our Ordinary Shares have no general right under our Articles to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Issuance of Additional Shares

Our Memorandum and Articles authorize our board of directors to issue additional Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Anti-Takeover Provisions

Some provisions of our Memorandum and Articles may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable. Our authorized, but unissued Ordinary Shares are available for future issuance without shareholders’ approval and could be utilized for a variety of corporate purposes, including future offerings to raise addition capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Ordinary Shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•
does not have to file an annual return of its shareholders with the Registrar of Companies;
•
is not required to open its register of members for inspection;
•
does not have to hold an annual general meeting;
•
may not issue negotiable or bearer shares, but may issue shares with no par value;
•
may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•
may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•
may register as a limited duration company; and
•
may register as a segregated portfolio company.
•

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

C. Material contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F..

D. Exchange controls.

There are no government laws, decrees or regulations that restrict or that affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, including the availability of cash and cash equivalents for use by us and our wholly-owned subsidiary, except or otherwise as set forth under “Item 10. Additional Information—E. Taxation” and “Item 3. Key Information Risk Factors – D. Risk Factors – Risks Related to Doing Business in China and Hong Kong - Restrictions on currency exchange may limit our ability to utilize our revenues effectively”.

E. Taxation.

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our Ordinary Shares pursuant to the Company's IPO and hold such Ordinary Shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or governmental organizations, retirement plans, regulated investment companies, real estate investment trusts, grantor trusts, brokers, dealers or traders in securities, commodities, currencies or notional principal contracts, certain former citizens or long-term residents of the United States, persons who hold our Ordinary Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our Ordinary Shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our Ordinary Shares who is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Ordinary Shares, the U.S. federal income tax consequences relating to an investment in such Ordinary Shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our Ordinary Shares.

Persons considering an investment in our ordinary shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Ordinary Shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (i) at least 75% of its gross income is “passive income”, or the PFIC income test, or (ii) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income, or the PFIC asset test. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of a taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we do not presently expect to be a PFIC for our current taxable year or the foreseeable future. However, there can be no assurance given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position.

If we are a PFIC in any taxable year during which a U.S. Holder owns our Ordinary Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our Ordinary Shares, and (ii) any gain recognized on a sale, exchange or other disposition, including a pledge, of our Ordinary Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our Ordinary Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such Ordinary Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our Ordinary Shares. If the election is made, the U.S. Holder will be deemed to sell our Ordinary Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Ordinary Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and one of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-United States subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and accordingly, cannot be classified as lower-tier PFICs. However, non-United States subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-United States subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our Ordinary Shares if a valid “mark-to-market” election is made by the U.S. Holder for our Ordinary Shares. An electing U.S. Holder generally would take into account as ordinary income each year, the excess of the fair market value of our Ordinary Shares held at the end of such taxable year over the adjusted tax basis of such Ordinary Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our Ordinary Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our ordinary shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the ordinary shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least fifteen (15) days during each calendar quarter.

Our Ordinary Shares will be marketable stock as long as they remain listed on the Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to the Ordinary Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the Ordinary Shares.

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. There are currently no Cayman Islands’ taxes or duties of any nature on gains realized on a sale, exchange, conversion, transfer or redemption of the Ordinary Shares. Payments of dividends and capital in respect of the Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the Ordinary Shares, nor will gains derived from the disposal of the Ordinary Shares be subject to Cayman Islands income or corporation tax as the Cayman Islands currently have no form of income or corporation taxes.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or QEF, election. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our Ordinary Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Ordinary Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Ordinary Shares of a PFIC.

Distributions

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to our Ordinary Shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Ordinary Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Ordinary Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on our Ordinary Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received’’ deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation’’ to certain non-corporate U.S. Holders may be are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than sixty (60) days of ownership, without protection from the risk of loss, during the 121-day period beginning sixty (60) days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “— Passive Foreign Investment Company Consequences’’), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply.

Dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend. The amount of any dividend income paid in Cayman Islands dollars will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect to the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on Ordinary Shares that are readily tradable on an established securities market in the United States.

Sale, Exchange or Other Disposition of Our Ordinary Shares

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,’’ a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our Ordinary Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Ordinary Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Ordinary Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our Ordinary Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our Ordinary Shares. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our Ordinary Shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our ordinary shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for our Ordinary Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our Ordinary Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (i) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (ii) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

YOU ARE URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Ordinary Shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

British Virgin Islands Taxation

There is no withholding tax, capital gains tax, capital transfer tax, estate duty, inheritance tax, succession tax or gift tax in the British Virgin Islands and any dividends, interest, rents, royalties, compensations and other amounts paid by our subsidiary in the British Virgin Islands are exempt from any taxation in the British Virgin Islands imposed under the British Virgin Islands Income Tax Ordinance (Cap 206) provided that they do not relate to real estate in the BVI.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no foreign exchange controls or foreign exchange regulations or currency restrictions in the Cayman Islands.

Singapore Taxation

Individual Income Tax

An individual is a tax resident in Singapore in a year of assessment if, in the preceding year, he resides in Singapore except for such temporary absences as may be reasonable and not inconsistent with a claim by such person to be resident in Singapore. This includes a person who is physically present in Singapore or exercises an employment (other than as a director of a company) in Singapore for 183 days or more during the year preceding the year of assessment.

Generally, individual taxpayers are subject to Singapore income tax on income accruing in or derived from Singapore, unless certain exemptions apply. Foreign-sourced income received in Singapore by a non-resident individual is exempt from Singapore income tax. Foreign-sourced income received on or after January 1, 2004 by a Singapore tax resident individual (except for income received through a partnership in Singapore) is also exempt from Singapore income tax if the Comptroller of Income Tax in Singapore (“Comptroller”) is satisfied that the tax exemption would be beneficial to the individual.

A Singapore tax resident individual is taxed at progressive rates ranging from 0% to 22%. Non-resident individuals, subject to certain exceptions and conditions, are subject to Singapore income tax on income accruing in or derived from Singapore at the rate of 22%.

Corporate Income Tax

A company is regarded as resident in Singapore for Singapore tax purposes if the control and management of its business are exercised in Singapore.

A company is subject to Singapore income tax on income accruing in or derived from Singapore and on foreign-sourced income received or deemed to be received in Singapore, unless certain exemptions apply.

Foreign-sourced income in the form of dividends, branch profits and service income received or deemed to be received in Singapore by a Singapore tax resident company is exempt from Singapore income tax if the following conditions are met:

(i) such income is subject to tax of a similar character to income tax (by whatever name called) under the law of the territory from which such income is received;

(ii) at the time the income is received in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which the income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is not less than 15%; and

(iii) the Comptroller is satisfied that the tax exemption would be beneficial to the Singapore tax resident company.

SingaporeCo incorporated in Singapore was subject to 17% corporate tax rate on its taxable income assessable profits generated from operations arising in or derived from Singapore. From the year of assessment (“YA”) 2020 onwards, three-quarters of a company’s first S$10,000 its normal chargeable income, and half of its next S$190,000 of normal chargeable income are exempt from corporate tax.

Newly incorporated companies will also, subject to certain conditions and exceptions, be eligible for tax exemption on three-quarters of the company’s first S$100,000 of normal chargeable income, and half of its next $100,000 of normal chargeable income, for each of the company’s first three YAs falling in or after YA 2020.

Hong Kong Taxation

HKco and Virax Immune T-Cell incorporated in Hong Kong were subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the years of assessment of 2019/2020 and 2018/2019. As from year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax laws, our Hong Kong subsidiaries are exempted from Hong Kong income profits tax on its foreign- derived income profits. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any withholding tax in Hong Kong.

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display.

We are subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. You may read and copy this annual report, including the related exhibits and schedules, and any document we file with the SEC at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and submit to the SEC, on a Form 6-K, unaudited quarterly financial information for the first three quarters of each fiscal year within 60 days after the end of each such quarter, or such applicable time as required by the SEC.

We maintain a corporate website at www.viraxbiolabs.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report on Form 20-F. We have included our website address in this Annual Report on Form 20-F solely as an inactive textual reference.

I. Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows.

Interest Rate Risk

We do not anticipate undertaking any significant long-term borrowings. At present, our investments consist primarily of cash and cash equivalents. We may invest in investment-grade marketable securities with maturities of up to three years, including commercial paper, money market funds, and government/non-government debt securities. The primary objective of our investment activities is to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk and loss. Our investments are exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments, if any. We manage this exposure by performing ongoing evaluations of our investments. Due to the short-term maturities, if any, of our investments to date, their carrying value has always approximated their fair value. If we decide to invest in investments other than cash and cash equivalents, it will be our policy to hold such investments to maturity in order to limit our exposure to interest rate fluctuations.

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S dollar, our functional and reporting currency, mainly against the renminbi and the euro. Although the U.S dollar is our functional currency, a portion of our expenses are denominated in both renminbi and euro and currently all of our revenues are denominated in dollars. We do not anticipate that a sizable portion of our expenses will be denominated in currencies other than the U.S dollar. To date, fluctuations in the exchange rates have not materially affected our results of operations or financial condition for the periods under review.

To date, we have not engaged in hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Item 12. Description of Securities Other than Equity Securities.

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

Not applicable??

PART II Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures.

Disclosure controls and procedures

Our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of March 31, 2022. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures as of March 31, 2022 were effective.

Management’s annual report on internal control over financial reporting

Our management, including our CEO, and our CFO, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

•
pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;
•
provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;
•
provide reasonable assurance that receipts and expenditures are made only in accordance with authorizations of our management and board of directors (as appropriate); and
•
provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our CEO, and our CFO, we assessed the effectiveness of our internal control over financial reporting as of March 31, 2022 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

Based on our assessment and this framework, our management concluded that our internal control over financial reporting were effective as of March 31, 2022.

Attestation Report of Registered Public Accounting Firm

Not applicable.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting, other than as described above, that occurred during the year ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert.

Our Board of Directors has determined that Ms. Gilmour, Mr. Erez and Mr. Norton are audit committee financial experts, as defined by applicable SEC regulations. Each audit committee member qualified as an “independent director,” as that term is defined under Nasdaq rules.

Item 16B. Code of Ethics.

We have adopted a code of ethics, referred to as a Code of Business Conduct, applicable to our directors, officers and all other employees. Our code of ethics is publicly available on our website at www.canfite.com. If we make any amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, which applies to our chief executive officer, chief financial officer, chief accounting officer or controller, or persons performing similar functions, we will disclose the nature of such amendment or waiver on our website.

Item 16C. Principal Accountant Fees and Services.

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	For the Year Ended March 31,
	2022	2021
Services Rendered
Audit	$37,000	$145,000
Audit related services	-	15,000
Tax	-	-
All other fees	-	-
Total	$37,000	$160,000

1.
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.
2.
Audit related services consist of services that were reasonably related to the performance of the audit or reviews of our financial statements and not included under “Audit Fees” above, including, principally, providing consents for registration statement filings.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee’s specific responsibilities in carrying out its oversight of the quality and integrity of the accounting, auditing and reporting practices of us include the approval of audit and non-audit services to be provided by the external auditor. The audit committee approves in advance the particular services or categories of services to be provided to us during the following yearly period and also sets forth a specific budget for such audit and non-audit services. Additional non-audit services may be pre-approved by the audit committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E Purchases of Equity Securities by the Issuer and Aﬃliated Purchasers.

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

We are a foreign private issuer whose ordinary shares are listed on the Nasdaq. As such, we are required to comply with U.S. federal securities laws, including the Sarbanes-Oxley Act, and the Nasdaq rules, including the Nasdaq corporate governance requirements. The Nasdaq rules provide that foreign private issuers may follow home country practice in lieu of certain qualitative listing requirements subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws, so long as the foreign issuer discloses that it does not follow such listing requirement and describes the home country practice followed in its reports filed with the SEC.

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17. Financial Statements.

We have responded to Item 18 in lieu of responding to this item.

Item 18. Financial Statements.

Please refer to the financial statements beginning on page F-1.

Item 19. Exhibits.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1

Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of Amendment No. 4 to our Registration Statement on Form F-1 (File No. 333-263694) filed with the Securities and Exchange Commission on June 21, 2022)

2.1

Specimen certificate evidencing ordinary shares (incorporated by reference to Exhibit 4.1 of Amendment No. 4 to our Registration Statement on Form F-1 (File No. 333-263694) filed with the Securities and Exchange Commission on June 21, 2022)

2.2

Form of Underwriter’s Warrant (incorporated by reference to Exhibit 4.2 of Amendment No. 4 to our Registration Statement on Form F-1 (File No. 333-263694) filed with the Securities and Exchange Commission on June 21, 2022)

2.3

Description of Securities (incorporated herein by reference to the section titled “Description of Share Capital and Governing Documents” in the Registrant’s registration statement on Form F-1 (File No. 333-263694)), originally filed with the Securities and Exchange Commission on March 18, 2022, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on June 30, 2022)

4.1

Office Agreement between Virax Biolabs Ltd and the Argyll Club Ltd, dated September 6, 2021. (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-63694) filed with the Securities and Exchange Commission on March 18, 2022)

4.2

Secretarial Service and Office Agreement between Shanghai Biotechnology Devices Limited and Flexkin Corporate Services Limited, dated April 26, 2021 (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-263694) filed with the Securities and Exchange Commission on March 18, 2022)

4.3

Share Exchange Agreement between Virax Biolabs (Cayman) Limited, Virax Biolabs (UK) Limited, Virax Biolabs Limited and selling shareholders, dated September 20, 2021 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-263694) filed with the Securities and Exchange Commission on March 18, 2022)

4.4

Exclusive Distribution Agreement between Nanjing Vazyme Medical Technology Co. Ltd and Virax Biolabs Limited, dated August 4, 2021 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-263694) filed with the Securities and Exchange Commission on March 18, 2022)

4.5

Form of Employment Agreement by and between the registrant and its directors and officers (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-263694) filed with the Securities and Exchange Commission on March 18, 2022)

4.6

Form of Independent Director Agreement by and between the registrant and certain of its independent directors (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-263694) filed with the Securities and Exchange Commission on March 18, 2022)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-263694) filed with the Securities and Exchange Commission on March 18, 2022)
11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-263694) filed with the Securities and Exchange Commission on March 18, 2022)

12.1**	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Insider Trading Policy (incorporated by reference to Exhibit 99.4 of our Form F-1 (File No. 001-41440) filed with the Securities and Exchange Commission on July 26, 2022)
99.2	Whistleblower Policy (incorporated by reference to Exhibit 99.5 of our Form 6-K (File No. 001-41440) filed with the Securities and Exchange Commission on July 26, 2022)

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Virax Biolabs Group Limited
/s/ James Foster
August, 12 2022	Chief Executive Officer

Virax Biolabs Group Limited

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Virax Biolabs Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Virax Biolabs Group Limited (the "Company") as of March 31, 2022 and 2021, the related statements of profit and loss and comprehensive loss, changes in equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BF Borgers CPA PC

BF Borgers CPA PC

Served as Auditor since 2021

Lakewood, CO

August 12, 2022

VIRAX BIOLABS GROUP LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Year Ended March 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$21,756	$17,621
Accounts receivable	—	928
Inventory, net	20,951	21,072
Prepaid expenses and deposits	5,999	—
Total current assets	48,706	39,621

Total assets	$48,706	$39,621

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable and accrued liabilities	1,115,473	496,626
Due to shareholder	3,758	3,758
Due to related parties	126,183	371,051
Total current liabilities	1,245,414	871,435

Total liabilities	$1,245,414	$871,435

Commitments and contingencies	—	—

Stockholders’ equity (deficit):
Ordinary Shares Class A, $0.0001 par value, 492,000,000 shares Authorised; 3,032,792 and 2,223,083 issued and outstanding as of March 31, 2022 and 2021	304	223
Ordinary Shares Class B, $0.0001 par value, 8,000,000 shares Authorised; 6,943,759 and 6,999,939 issued and outstanding as of March 31, 2022 and 2021	695	42
Reserves	5,363,188	4,034,453
Subscription Receivable	—	(54,497)
Accumulated deficit	(6,336,966)	(4,628,139)
Accumulated other comprehensive loss	(1,799)	(2,764)
Total stockholders’ equity (deficit) (Virax)	(974,578)	(650,682)
Non-Controlling Interest	(222,130)	(181,132)
Total stockholders’ equity (deficit)	(1,196,708)	(831,814)

Total liabilities and stockholders’ equity (deficit)	$48,706	$39,621

The accompanying notes are an integral part of these consolidated financial statements.

VIRAX BIOLABS GROUP LIMITED

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

AND OTHER COMPREHENSIVE LOSS

	For the Year Ended March 31,
	2022	2021
ViraxClear and ViraxCare Revenue	$—	$104,820
Consulting Revenue	—	19,000
Total Revenue, Net	—	123,820
Cost of revenue	—	133,254
Gross profit	$—	$(9,434)

Operating expenses:
Sales and Marketing	13,818	57,203
Research & Development	433,743	120,221
General and Administrative	1,286,118	457,680
Total operating expenses	$1,733,679	$635,104

Operating loss	$(1,733,679)	$(644,538)

Other income (expense):
Interest expense, net	(15,438)	(28,643)
Other income (expense), net	(753)	266
Total other income (expense)	(16,191)	(28,377)

Loss before income taxes	(1,749,870)	(672,915)

Income tax benefit (expense)	—	—

Net loss	$(1,749,870)	$(672,915)

Net loss attributable to non-controlling interest	(41,043)	(21,931)

Net loss attributable to Virax	(1,708,827)	(650,984)

Other comprehensive income (loss)
Foreign currency adjustment	(965)	3,701
Comprehensive loss	$(1,748,905)	$(676,616)

Comprehensive loss attributable to non-controlling interest	(78,065)	(30,202)
Comprehensive loss attributable to Virax	$(1,670,840)	$(646,414)

Basic and diluted weighted average shares outstanding
Class A	2,550,773	1,581,443
Class B	7,012,487	823,399
Basic and diluted net loss per share
Class A	$(0.67)	$(0.41)
Class B	$(0.24)	$(0.79)

The accompanying notes are an integral part of these consolidated financial statements.

VIRAX BIOLABS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Class A		Class B
	Ordinary Shares		Ordinary Shares		Reserves	Subscription Receivable	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity (Virax)	Non Controlling Interest	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance at March 31, 2020	620,879	$62	422,773	$42	$2,920,018	$-	$(3,977,155)	$937	$(1,056,096)	$(159,028)	$(1,215,124)
Settlement of fees due to a former SingaporeCo non- executive director	25,717	3	—	—	24,997	—	—	—	25,000	—	25,000
Shares issued for settlement of related party payable	621,795	62	—	—	604,828	—	—	—	604,890	—	604,890
Shares issued for cash	955,145	96	—	—	457,619	(54,497)	—	—	403,218	—	403,218
Issuance of Founder Shares	7,547	1	6,577,166	658	(659)	—	—	—	—	—	—
Imputed interest	—	—	—	—	26,991	—	—	—	26,991	—	26,991
Foreign currency adjustment	—	—	—	—	—	—	—	(3,701)	(3,701)	(173)	(3,874)
Net Loss	—	—	—	—	—	—	(650,984)	—	(650,984)	(21,931)	(672,915)
Balance at March 31, 2021	2,231,083	$224	6,999,939	$700	$4,033,794	$(54,497)	$(4,628,139)	$(2,764)	$(650,682)	$(181,132)	$(831,814)
Shares issued for cash	238,906	24	—	—	519,589	—	—	—	519,613	—	519,613
Shares issued for services	319,536	32	26,820	3	290,329	—	—	—	290,364	—	290,364
Shares issued for settlement of related-party payables	172,532	17	—	—	452,844	—	—	—	452,861	—	452,861
Shares issued for conversion of convertible debt	37,735	4	—	—	99,996	—	—	—	100,000	—	100,000
Transfer of Class B to Class A	83,000	8	(83,000)	(8)	—	—	—	—	—	—	—
Surrender of ViraxClear Shares	(50,000)	(5)	—	—	(54,492)	54,497	—	—	—	—	—
Imputed interest	—	—	—	—	21,128	—	—	—	21,128	—	21,128
Foreign currency adjustment	—	—	—	—	—	—	—	965	965	45	1,010
Net Loss	—	—	—	—	—	—	(1,708,827)	—	(1,708,827)	(41,043)	(1,749,870)
Balance at March 31, 2022	3,032,792	$304	6,943,759	$695	$5,363,188	$-	$(6,336,966)	$(1,799)	$(974,578)	$(222,130)	$(1,196,708)

The accompanying notes are an integral part of these consolidated financial statements.

VIRAX BIOLABS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOW

	For the years ended March 31,
	2022	2021
	$	$
Cash flows from operating activities:
Net loss	$(1,749,870)	$(672,915)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	290,364	—
Gain on debt extinguishment	(5,596)	—
Interest expense	5,986	26,991
Foreign currency translation (gains)/losses	5,657	(3,873)
Net changes in operating assets & liabilities:
Accounts receivable	928	(928)
Prepaid expense and deposit	2,185	—
Inventory	121	(21,072)
Accounts payable and accrued liabilities	641,156	81,611
Net cash used in operating activities	$(809,069)	$(590,186)

Cash flows from financing activities:
Proceeds from related parties	193,592	181,982
Proceeds from shares issuance for cash	519,613	403,216
Proceeds from convertible note payable	100,000	—
Net cash provided by financing activities	$813,205	$585,198

Net change in cash and cash equivalents	4,135	(4,988)
Cash and cash equivalents at beginning of year	17,621	22,609
Cash and cash equivalents at end of year	$21,756	$17,621
	—	—
Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	—	—
Income taxes	—	—

Supplemental disclosure of non-cash investing and financing activities:
Settlement of fees due to a former SingaporeCo non-executive director	—	604,890
Shares issued for settlement of related party payable	452,861	25,000
Shares issued for conversion of convertible debt	100,000	—

The accompanying notes are an integral part of these consolidated financial statements.

VIRAX BIOLABS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022, AND 2021

Note 1 — General information and reorganization transactions

Virax Biolabs Group Limited and its subsidiaries (the “ Company”) is a global innovative biotechnology company focused on the prevention, detection, diagnosis, and risk management of viral diseases with a particular interest in the field of immunology. The Company is a Cayman Islands company, with operations in the United Kingdom and Hong Kong, with operating subsidiaries in Singapore, China and British Virgin Islands and has been operating since 2013. The Company achieves its expertise through the research and development and commercialization of proprietary tests for viral diseases by leveraging on the immunological diagnostic techniques it has developed. Our mission is to minimize the risks of viruses throughout the world through the provision of diagnostic test kits, Personal Protective Equipment (“PPE”), testing machines, a wellness mobile application and a wide range of innovative products such as artificial intelligence-driven sanitizing bots and nebulizing machines.

Virax Biolabs Group Limited ( “Virax Cayman”) — Virax Biolabs Group Limited is a Cayman Islands exempted company incorporated on September 2, 2021.

Virax Biolabs (UK) Limited (“Virax UK”) — Virax Biolabs (UK) Limited was incorporated on August 19, 2021 under the laws of the United Kingdom, a wholly-owned subsidiary of the Company and structured as a holding company.

Virax Biolabs Limited (“HKCo” or formerly known as Shanghai Biotechnology Devices Ltd.) — Virax Biolabs Limited, incorporated on April 14, 2020, under the laws of Hong Kong, was previously named as “Shanghai Biotechnology Devices Limited” and effected a name change to “Virax Biolabs Limited” on July 12, 2021. Virax Biolabs Limited, our wholly owned Hong Kong subsidiary, serves as a holding company of certain intellectual property rights used by the Company.

Virax Immune T- Cell Medical Device Company Limited (“Virax Immune T-Cell”) — Virax Immune T-Cell Medical Device Company Limited, a wholly-owned subsidiary of HKCo, incorporated on January 16, 2017, under the laws of Hong Kong, was previously named as “Stork Nutrition Asia Limited” and effected a name change to “Virax Immune T-Cell Medical Device Company Limited” on September 10, 2021. It is primarily engaged in the research and development of T-Cell blood analysis and has intellectual property rights to Virax Immune Technology.

Virax Biolabs Pte. Limited (“SingaporeCo”) — Virax Biolabs Pte. Limited, incorporated on May 4, 2013 under the laws of Singapore, was previously named as “Natural Source Group Pte. Limited” and effected a name change to “Virax Biolabs Pte. Limited” on July 2, 2021. 95.65% of its capital stock is owned by Virax Biolabs Limited and the remaining 4.35% by independent third-party shareholders. It is our main operating company, primarily engaged in the trading and sales of our products and running day to day operations.

Logico Bioproduct Corp. (“Logico BVI”) — Logico Bioproducts Corp., a wholly-owned subsidiary of SingaporeCo, is a limited liability company incorporated in the British Virgin Islands on January 21, 2011 and is primarily engaged in the trading and sales of our products.

Shanghai Xitu Consulting Co., Limited (“Shanghai Xitu”) — Shanghai Xitu, a wholly-owned subsidiary of Logico BVI and a wholly foreign owned enterprise, is a limited liability company incorporated on October 27, 2017, in China. Shanghai Xitu is primarily engaged in procurement, warehousing, product development, and staffing management.

These financial statements are presented in US dollars.

Historically the product supply business of the Company was conducted through Natural Source Group Pte. Limited (now Virax Biolabs Pte. Limited or “SingaporeCo”).

In April 2020, Virax Biolabs Limited (“HKCo”), a private limited company in Hong Kong was formed with 20 shares outstanding to develop viral immunology products. On April 30, 2021, HKCo performed a stock split and issued 80,000,000 shares to its shareholders. As of June 24, 2021, HKCo issued 19,111,119 shares to acquire 95.65% of SingaporeCo shares. Subsequently, HKCo issued an additional 3,367,409 shares between June 24, 2021 to September 2, 2021 so the total issued and outstanding shares of HKCo increased to 102,952,766 as of September 2, 2021.

Virax Cayman was formed on September 2, 2021. On September 20, 2021, a further reorganization took place and 102,478,548 HKCo shares were exchanged for 2,556,575 class A and 7,026,759 class B shares of the Company.

As all the above-mentioned companies presented were under common control, the series of contractual arrangements between the SingaporeCo, HKCo, Virax UK, and the Company in 2020 and 2021 constituted a reorganization under common control and are required to be retrospectively applied to the consolidated financial statements at their historical amounts. The consolidated financial statements have been prepared as if the existing corporate structure had been in existence throughout all periods. This includes a retrospective presentation for all equity related disclosures, including issued shares and earnings per share, which have been revised to reflect the effects of the reorganization in accordance with IFRS as of March 31, 2022, and 2021.

	SingaporeCo Shares as of 3/31/2022	HKCo shares issued for 95.65% of SingaporeCo on 6/24/2021	HKCo Issued shares after the stock split as of 4/30/2021	HKCo issued shares after 6/24/2021	HKCo Shares issued as at 9/20/2021	Number of shares issued per Share exchange agreement 9/20/2021
Class A	178,048,513	19,111,119	80,000,020	3,367,409	102,478,548	2,556,575
Class B						7,026,759
						9,583,334

Going concern

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. It will need to raise additional capital in the near term to fund its ongoing operations and business activities.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and classifications in the consolidated statement of financial position that may be necessary were the Company unable to continue as a going concern and these adjustments could be material.

As of March 31, 2022, and 2021, the Company had an accumulated deficit of $6,336,966 and $4,628,139 and net loss of $1,749,870 and $672,915 respectively. For the fiscal year ended March 31, 2022, the Company's resources were directed to completing its IPO, and little resources were directed toward commercial operations. As of March 31, 2022, the Company did not have sufficient liquidity and capital resources. The Company performed an evaluation of its ability to continue as a going concern within one year after the date that the consolidated financial statements are issued and concluded that, due to the Company’s initial public offering (“IPO”) of stock in July 2022, the Company will continue as a going concern.

Note 2 — Summary of Significant Accounting Policies

This summary provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements to the extent they have not been disclosed in the other notes below. The policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

Compliance with IFRS

The consolidated financial statements of the Company has been prepared on a going concern basis and in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

COVID-19 pandemic

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”), and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report with new variants being discovered. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s financial condition, liquidity, and future results of operations.

Management is actively monitoring the impact of the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. The Company cannot estimate the length or gravity of the impact of the COVID-19 outbreak at this time. If the pandemic continues, it may have a material effect on the Company’s results of future operations, financial position, and liquidity in the next twelve months.

Historical cost convention

The consolidated financial statements have been prepared on a historical cost basis, as modified by the revaluation of certain financial assets and liabilities which are recognized at fair value through consolidated statements of profit and loss and other comprehensive loss.

New and amended standards adopted by the Company

The Company has applied the following standards and amendments for the first time for the annual reporting period commencing April 1, 2019:

IFRS 16, “Leases”

The Company adopted IFRS 16 ‘Leases’ with effect from April 1, 2019. IFRS 16 introduced a single lease accounting model, requiring a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. The lessee is required to recognize a right-of-use asset representing the right to use the underlying asset, and a lease liability representing the obligation to pay lease payments.

The Company has elected to apply the ‘simplified approach’ on initial adoption of IFRS 16, consequently comparative information has not been restated. The Company also elected to apply the following transitional practical expedients:

•
lease liabilities are initially measured at the present value of the remaining lease payments, discounted using the incremental borrowing rate;
•
right-of-use assets are measured at an amount equal to the lease liability; and
•
operating leases with a remaining lease term of less than 12 months as at April 1, 2019 are accounted for as short-term leases.

The Company elected to use the short-term exception and does not record assets/liabilities for all their short-term leases as of March 31, 2022 and 2021.

New standards and interpretations not yet adopted

There are no other standards or interpretations that are not yet effective and that would be expected to have a material impact on the Company in the future reporting periods or on foreseeable future transactions.

Principles of consolidation

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The following table lists the constituent companies in the Company.

Company names	Jurisdiction	Incorporation Date	Ownership
Virax Biolabs Group Limited	Cayman Island	9/2/2021	Holding Company
Virax Biolabs (UK) Limited	United Kingdom	8/19/2021	100% (via Virax Biolabs Group Limited
Virax Biolabs Limited (FKA- Shanghai Biotechnology Devices Ltd)	Hong Kong	4/14/2020	100% (via Virax Biolabs (UK) Limited) in United Kingdom
Virax Immune T-Cell Medical Device Company Limited (FKA- Stork Nutrition Asia Limited)	Hong Kong	1/16/2017	100% (via Virax Biolabs Limited) in Hong Kong
Virax Biolabs PTE. Limited	Singapore	5/4/2013	95.65% (via Virax Biolabs Limited) in Hong Kong
Logico Bioproducts Corp.	BVI	1/21/2011	95.65% (via Virax Biolabs PTE. LTD)
Shanghai Xitu Consulting Co., Ltd (FKA- Shanghai Logico Bioproducts)	PRC	10/27/2017	95.65% (via Virax Biolabs PTE. LTD)

Inter-company transactions, balances and unrealized gains on transactions between the subsidiaries are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Segment information

The Company has one reportable segment incorporating Virax Clear, a diagnostic medical device developer and distributor, Virax Care, an innovative MedTech developer and PPE distributor, and Virax Immune, an immunology platform and immunity passport software developer. The chief operating decision maker is responsible for allocating resources and assessing performance and obtaining financial information, including the consolidated statements of profit and loss and other comprehensive loss, consolidated statements of financial position and consolidated statements of cash flow, about the Company as a whole.

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in US dollar, which is the Company’s presentation currency.

Entity	Functional Currency
Virax Biolabs Group Limited	U.S. dollars
Virax Biolabs (UK) Limited	U.S. dollars
Virax Biolabs Limited (FKA- Shanghai Biotechnology Devices Ltd)	U.S. dollars
Virax Immune T-Cell Medical Device Company Limited (FKA- Stork Nutrition Asia Limited)	U.S. dollars
Virax Biolabs PTE. LTD	U.S. dollars
Logico Bioproducts Corp.	U.S. dollars
Shanghai Xitu Consulting Co., Ltd (FKA- Shanghai Logico Bioproducts)	Renminbi

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentational currency are translated into the presentational currency as follows:

•
assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position
•
income and expenses for each statement of profit or loss and statement of comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions), and
•
all resulting exchange differences are recognized in other comprehensive loss.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are generally recognized in statements of profit and loss and other comprehensive loss.

Exchange rates

The most important exchange rates per USD 1.00 that have been used in preparing the financial statements are:

	Closing rate		Average rate
	Year Ended March 31,		Year Ended March 31,
	2022	2021	2022	2021
Renminbi	6.355	6.552	6.417	6.777

Revenue recognition

Revenues are generally recognized upon the transfer of control of promised products or services provided to the Company’s customers, reflecting the amount of consideration we expect to receive for those products or services. The Company enters into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. The revenue recognition policy is consistent for sales generated directly with customers and sales generated indirectly through solution partners and resellers.

Revenues are recognized upon the application of the following steps:

1.
Identification of the contract or contracts with a customer;
2.
Identification of the performance obligations in the contract;
3.
Determination of the transaction price;
4.
Allocation of the transaction price to the performance obligations in the contract; and
5.
Recognition of revenue when, or as, the performance obligation is satisfied.

The timing of revenue recognition may differ from the timing of billing our customers. The Company receives payments from customers based on a billing schedule as established in our contracts. Contract assets are recognized when performance is completed in advance of scheduled billings. Deferred revenue is recognized when billings are in advance of performance under the contract. The Company’s revenue arrangements include standard warranty provisions that our products and services will perform and operate in all material respects with the applicable published specifications, the financial impacts of which have historically been, and are expected to continue to be insignificant. Our contracts do not include a significant financing component.

The Company’s products are generally sold without a right of return, so there is no variable consideration when determining the amount of revenue to recognize. Returns and credits are estimated at contract inception and updated at the end of each reporting period if additional information becomes available.

Employee benefits

Share-based payments

The Company operates a share-based compensation plan under which the entity receives services from employees as consideration for equity instruments of the Company.

Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date. The fair value excludes the effect of non-market based vesting conditions. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At each reporting date, the Company revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity.

For cash-settled share-based payments to employees, a liability is recognized for the services acquired, measured initially at the fair value of the liability. At each reporting date until the liability is settled, and at the date of settlement, the fair value of the liability is re-measured, with any changes in fair value recognized in profit or loss for the year. There are no share-based payments for the years ended March 31, 2022 and 2021.

Income tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax expense or credit is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Although the Company is organized as a Cayman Islands corporation, we expect in the next fiscal year the Company is likely to be subject to income and other taxes in various other jurisdictions, including the United Kingdom, China, Hong Kong and Singapore. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to (or recovered from) the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized only if it is probable that future taxable profit will be available to utilize those temporary differences and losses.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive loss, in which case the tax is also recognized in other comprehensive loss.

Impairment of assets

Assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in profit or loss for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use and is calculated with reference to future discounted cash flows that the asset is expected to generate when considered as part of a cash-generating unit. Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period. If an impairment subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment charge been recognized for the asset in prior years.

Leases

The Company adopted IFRS 16 ‘Leases’ with effect from April 1, 2019. IFRS 16 introduced a single lease accounting model, requiring a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. The lessee is required to recognize a right-of-use asset representing the right to use the underlying asset, and a lease liability representing the obligation to pay lease payments.

The Company has elected to apply the ‘simplified approach’ on initial adoption of IFRS 16, consequently comparative information has not been restated. The Company also elected to apply the following transitional practical expedients:

•
lease liabilities are initially measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate;
•
right-of-use assets are measured at an amount equal to the lease liability; and
•
operating leases with a remaining lease term of less than twelve months as at April 1, 2019 are accounted for as short-term leases.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (FIFO) method. The cost of finished goods comprises cost of purchase and, where appropriate, other directly attributable costs. It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs necessary to make the sale.

Accounts receivable

Accounts receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. Trade receivables are recognized initially at fair value. The Company holds trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method, less provision for impairment. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Cash and cash equivalents

For the purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents includes cash in hand, deposits held at call with financial institutions, and, if applicable, other short-term highly liquid investments with original maturities of three months or less.

Share capital and reserves

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds of the issue.

Accounts payables and accrued liabilities

Accounts payable and accrued liabilities are liabilities for goods and services provided to the Company prior to the end of the financial year which are unpaid. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method. They are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. All the accounts payable and accrued liabilities were current for the years ended March 31, 2022 and 2021.

Fair value hierarchy

Financial instruments are carried at fair value. The different levels used in measuring fair value have been defined in accounting standards as follows:

•
Level 1 — the fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period.
•
Level 2 — the fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•
Level 3 — if one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

All of the financial instruments detailed above are included in level 3.

Note 3 — Critical estimates and judgments

The preparation of financial statements requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgment in applying the Company’s accounting policies.

This note provides an overview of the areas that involved a higher degree of judgment or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions turning out to be wrong. Detailed information about each of these estimates and judgments is included in other notes together with information about the basis of calculation for each affected line item in the financial statements.

Significant estimates and judgments

The areas involving significant estimates are:

Deferred tax assets are recognized only to the extent that it is probable that the associated deductions will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilized, provided the asset can be reliably quantified. In estimating future taxable profit, management use “base case” approved forecasts which incorporate a number of assumptions, including a prudent level of future uncontracted revenue in the forecast period. In arriving at a judgment in relation to the recognition of deferred tax assets, management considers the regulations applicable to tax and advice on their interpretation. Future taxable income may be higher or lower than estimates made when determining whether it is appropriate to record a tax asset and the amount to be recorded. Furthermore, changes in the legislative framework or applicable tax case law may result in management reassessing the recognition of deferred tax assets in future periods. See note 6 for further details.

Management does not consider there to be any significant judgments in the preparation of the financial statements.

Estimates and judgments are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

Note 4 — Revenue from contracts with customers

Disaggregation of revenue from contracts with customers

The principal activities of the Company for the years ended March 31, 2022 and 2021 were as follows:

	For the Year Ended March 31,
Revenue categories	2022	2021
ViraxClear and ViraxCare	—	104,820
Consulting revenues	—	19,000
Total	$—	$123,820

There were no revenues for the year ended March 31, 2022. For the year ended March 31, 2021, 85% and 15% of the revenue derives from the Company’s principal activity in Singapore and British Virgin Island, respectively.

Accounting policies and significant judgments

Management does not consider there to be any significant judgments or estimates in the revenue recognition for the years ended March 31, 2022 and 2021.

Revenue — products

Revenue is recognized at the point at which control of the underlying products are transferred to the customer. Satisfaction of our performance obligations occur upon the transfer of control of products, either from our facilities or directly from suppliers to customers. We consider customer purchase orders to be the contracts with a customer. All revenue is generated from contracts with customers.

Consulting revenues

Consulting revenues primarily include fees received for consulting services. Revenue from the mobile app platform is recognized at the date of product delivery given that all of our obligations have been met at that time. Revenue from consulting and sales of non Virax products are recognized at the point at which control of the underlying products are transferred to the customer.

Note 5 — Key management compensation

The Company recorded $137,766 and $124,443 consulting fees to the chief executive officer for the years ended March 31, 2022 and 2021, respectively. The Company has a balance of $101,167 and $141,815 owed to the chief executive officer salary as of March 31, 2022 and 2021, respectively.

The Company recorded $60,000 and $60,000 consulting fees to the director and chief operating officer for the years ended March 31, 2022 and 2021, respectively. The Company has a balance of $25,016 and $40,994 owed to the chief operating officer salary as of March 31, 2022 and 2021, respectively.

Note 6 — Income tax

Cayman Islands

The Company is a tax-exempt entity incorporated in Cayman Islands.

Hong Kong

HKCo was incorporated in Hong Kong and does not conduct any substantial operations of its own. No provision for Hong Kong profits tax has been made in the consolidated financial statements as HKCo has no assessable profits for the year ended March 31, 2022.

Singapore

SingaporeCo was incorporated in Singapore, are governed by the income tax law of the Singapore and is subject to Singapore enterprise income tax (“Singapore EIT”). The Singapore EIT rate of Singapore is 17%.

China

The Company’s operating subsidiary, being incorporated in the PRC, are governed by the income tax law of the PRC and is subject to PRC enterprise income tax (“PRC EIT”). The PRC EIT rate of PRC is 25%.

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	For the Year Ended March 31,
	2022	2021
Earnings (loss) for the year	$(1,749,870)	$(672,915)

Expected income tax (recovery)	(181,189)	(108,533)
Change in statutory, foreign tax, foreign exchange rates and other	(51,491)	(32,104)
Permanent Difference	86,824	91,072
Change in unrecognized deductible temporary differences	145,856	49,565
Total income tax expense (recovery)	$—	$—

	Year Ended March 31,
	2022	2021
Deferred Tax Assets (liabilities)
Non-capital losses available for future period	569,585	435,806
	569,585	435,806
Unrecognized deferred tax assets	(569,585)	(435,806)
Net deferred tax asset (liability)	$—	$—

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	As of March 31,		As of March 31,
	2022	Expiry Date Range	2021	Expiry Date Range
Temporary Differences
Non-capital losses available for future period	3,350,502	No expiry date	2,492,526	No expiry date

Tax attributes are subject to review, and potential adjustment, by tax authorities.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The entity located in PRC are subject to examination in China and tax years for 2018 through 2020 are still open for examination in China. The entity located in Singapore are subject to examination in Singapore and tax years for 2017 through 2021 are still open for examination in Singapore.

Significant estimates — recognition of deferred tax assets

Deferred tax assets are recognized only to the extent that it is probable that the associated deductions will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilized, provided the asset can be reliably quantified. In estimating future taxable profit, management use “base case” approved forecasts which incorporate a number of assumptions, including a prudent level of future uncontracted revenue in the forecast period. In arriving at a judgment in relation to the recognition of deferred tax assets, management considers the regulations applicable to tax and advice on their interpretation. Future taxable income may be higher or lower than estimates made when determining whether it is appropriate to record a tax asset and the amount to be recorded. Furthermore, changes in the legislative framework or applicable tax case law may result in management reassessing the recognition of deferred tax assets in future periods.

At March 31, 2022 and 2021, there is an unrecognized deferred tax asset from net operating losses of $569,585 and $435,806, respectively.

The net operating losses in China can be carried forward up to five years from the year subsequent to the year in which the loss was incurred. Loss carryback is not permitted.

The net operating losses in Singapore may be carried forward indefinitely in general, subject to compliance with a shareholding test. Losses and unutilized capital allowances may be carried back for one year, subject to a cap of SGD $100,000 and compliance with the shareholding test.

Uncertain Tax Positions

The Company did not have significant unrecognized uncertain tax positions, or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended March 31, 2022 and 2021.

Note 7 — (Loss)/earnings per share

	Year Ended March 31,
	2022	2021
(Loss)/profit for the year attributable to Virax	(1,708,827)	(650,984)
Basic (loss)/earnings per share attributable to Virax – Class A	(0.67)	(0.41)
Diluted (loss)/earnings per share attributable to Virax – Class A	(0.67)	(0.41)
Basic (loss)/earnings per share attributable to Virax – Class B	(0.24)	(0.79)
Diluted (loss)/earnings per share attributable to Virax – Class B	(0.24)	(0.79)

Basic (loss)/earnings per share is calculated by dividing the (loss)/profit for the year by the weighted average number of ordinary shares in issue during the financial year.

Diluted (loss)/earnings per share

Diluted (loss)/earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Company had no dilutive shares as of March 31, 2022 and 2021.

	As of March 31,
	2022	2021
Weighted average number of ordinary shares used in basic income per share (Class A ordinary shares)	2,550,773	1,581,443
Weighted average number of ordinary shares used in basic income per share (Class B ordinary shares)	7,012,487	823,399
Weighted average number of ordinary shares used as the denominator in calculating basic (ss)/earnings per share	2,550,773	1,581,443
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted (loss)/earnings per share(1)	2,550,773	1,581,443

____________

(1)
For the years ended March 31, 2022 and 2021, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

Note 8 — Inventories

	As of March 31,
	2022	2021
Finished goods	30,951	31,072
Inventory write down	(10,000)	(10,000)
Inventory, net	20,951	21,072

Note 9 — Accounts receivable

	As of March 31,
	2022	2021
Accounts receivable	—	928
Less: provision for impairment of account receivables	—	—
Net account receivables	—	928
Current Accounts receivables	—	928

Note 10 — Cash and cash equivalents

	As of March 31,
	2022	2021
Cash at bank	21,756	17,621

Cash and cash equivalents for the purposes of the consolidated statement of cash flows are as above. There are no cash equivalents as of March 31, 2022 and 2021.

Note 11 — Stockholder’s equity

Authorized

As of March 31, 2022, the Company had two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares. The authorized share capital is US$50,000 divided into (i) 492,000,000 Class A ordinary shares with a par value of $0.0001 each and (ii) 8,000,000 Class B ordinary shares of $0.0001 par value each.

The holders of Class A Ordinary Shares are entitled to one vote for each such share held and shall be entitled to notice of any shareholders’ meeting, and, subject to the terms of memorandum and articles of association, to vote thereat. The Class A Ordinary Shares are not redeemable at the option of the holder and are not convertible into shares of any other class.

The holders of Class B Ordinary Shares shall have the right to ten votes for each such share held, and shall be entitled to notice of any shareholders’ meeting and, subject to the terms of the memorandum and articles of association, to vote thereat. The Class B Ordinary Shares are not redeemable at the option of the holder but are convertible into Class A Ordinary Shares at any time after issue at the option of the holder on a one to one basis. There are no provisions in our articles of association that would limit the lifespan of the Class B Ordinary Shares, and the holders of Class B Ordinary Shares are able to hold their Class B Ordinary Shares for any period of time (subject to mandatory automatic conversions in certain circumstances as set forth herein).

The holders of our Class A Ordinary Shares and Class B Ordinary Shares are entitled to such dividends as may be declared by our Board of Directors subject to the Companies Act and to our memorandum and articles of association.

Issued

Virax Cayman was formed on September 2, 2021. As all the above-mentioned companies presented are under common control, the series of contractual arrangements between SingaporeCo, HKCo, Virax UK, and the Company in 2020 and 2021 constituted a reorganization under common control and were required to be retrospectively applied to the consolidated financial statements at their historical amounts. The consolidated financial statements have been prepared as if the existing corporate structure had been in existence throughout all periods. This includes a retrospective presentation for all equity related disclosures, including issued share capital and earnings/loss per share, which have been revised to reflect the effects of the reorganization in accordance with IFRS as of March 31, 2021 and 2020.

Consequently, in accordance with this policy being applied to these consolidated financial statements, as of March 31, 2022 and 2021, the Company had 3,032,792 and 2,231,083 issued and outstanding Class A common ordinary shares, respectively.

Consequently, in accordance with this policy being applied to these consolidated financial statements, as of March 31, 2022 and 2021, the Company had 6,943,759 and 6,999,939 issued and outstanding Class B common ordinary shares, respectively.

The Company historically conducted its business through Virax Biolabs Pte. Limited, a private limited company incorporated in Singapore and its subsidiaries. In April 2020, a new holding company Virax Biolabs Limited, a private limited company in Hong Kong was incorporated.

Changes in the Share Capital of Virax Biolabs Pte. Limited

On November 13, 2020, SingaporeCo issued the equivalent of 25,717 shares as a $25,000 compensation award to a former non-executive director of that company.

On February 26, 2021, Virax Biolabs Pte. Limited issued the equivalent of 581,083 shares for a cash amount of $50,000 with share price of $0.09.

For the year ended March 31, 2021, Virax Biolabs Pte. Limited issued the equivalent of 621,795 shares to settle a related party payable of $604,890 (see related party note below).

Changes in the Share Capital of Virax Biolabs (Hong Kong) Limited

HKCo issued the equivalent of 374,062 class A stock at $1.09 per share to an investor on April 21, 2020 in consideration for $353,216 and an amount owing of $54,497. The Company recorded $353,216 under shares to be issued in stockholder’s equity and $54,497 as Subscriptions Receivable. On November 30, 2021, the Company entered into a Deed of Surrender with this shareholder relating to the balance of $54,497 due to the Company which was settled by the transfer of 50,000 shares back into the Company’s treasury. On December 13, 2021, the Company transferred the 50,000 shares to the investor.

For the year ended March 31, 2021, HKCo issued 7,547 Class A and 6,577,166 Class B equivalent shares to founders.

Changes in the Share Capital of Virax Biolabs Group Limited

For the year ended March 31, 2022, Virax Cayman issued 172,532 class A shares for the settlement of related party payables amounting to $452,861 and 37,735 class A shares for the conversion of $100,000 of convertible debt.

Virax Cayman also issued 319,536 class A and 26,820 class B shares valued at $265,686 and $24,678, respectively, for services and issued 238,906 class A shares for a cash amount of $519,613.

On March 18, 2022, two directors converted an aggregate of 83,000 Class B shares into Class A shares and transferred the shares to the prior CFO for advisory services.

Note 12 — Accounts payable and accrued liabilities

	As of March 31,
	2022	2021
Accounts payable	846,474	217,145
Accrued liabilities	268,999	279,481
Current accounts payable and accrued liabilities	1,115,473	496,626

Amounts included in accounts payables

Accounts payable and accrued liabilities mainly consist of professional fees, legal fees, consulting services and to various vendors as of March 31, 2022 and 2021, respectively.

Note 13 — Contingent liabilities and contingent assets

Contingent assets

From time to time, the Company is subject to legal and other claims that arise out of the ordinary course of business. There are currently no claims or proceedings that will have a material impact upon the Company’s financial position, results of operations, or cash flows.

In August 2020, SingaporeCo won a court arbitration award against a supplier for a total of USD $836,298.

The Company is now planning to pursue legal action for payment of the arbitration award in the relevant jurisdiction.

Note 14 — Commitments

Non-cancellable operating leases

The Company leases various offices and equipment under non-cancellable operating lease agreements. The leases have varying terms and renewal rights. On renewal, the terms of the leases are renegotiated. From July 1, 2019, the Company has only short-term operating leases. The Company has entered into lease agreements for offices in China. On August 27, 2021, Logico Shanghai signed a one-year lease agreement in China from September 1, 2021 to August 31, 2022 with a monthly lease payment of $2,940 (RMB 19,000) and a security deposit of $5,875. As of March 31, 2022, there is one remaining lease agreement.

Commitments for minimum lease payments in relation to non-cancellable short-term leases are payable as follows:

March 31, 2023
Year ending March 31, 2023	14,700
14,700

Note 15 — Related party transactions

	As of March 31,
	2022	2021
Related Party Payables
James Foster	101,167	141,815
Cameron Lee Shaw	25,016	40,994
Anne Foster	—	12,520
Patrick Foster	—	175,722
Fiona Foster	—	—
Total Related Party Payables	126,183	371,051

The Company recorded $137,766 and $124,443 consulting fees to the chief executive officer for the years ended March 31, 2022 and 2021, respectively. The Company has a balance of $101,167 and $141,815 owed to the chief executive officer salary as of March 31, 2022 and 2021, respectively.

The Company recorded $60,000 and $60,000 consulting fees to the director and chief operating officer for the years ended March 31, 2022 and 2021, respectively. The Company has a balance of $25,016 and $40,994 owed to the chief operating officer salary as of March 31, 2022 and 2021, respectively.

Ms. Anne Foster, mother of Mr. James Foster, provided advances for the operating costs of the Shanghai Xitu. The advances are non-interest bearing. The Company has a balance payable of $0 and $12,520 as of March 31, 2022 and 2021, respectively.

Mr. Patrick Foster, father of Mr. James Foster, provided advances for the operating costs of the SingaporeCo. The Company has a balance payable of $0 and $175,722 as of March 31, 2022 and 2021, respectively.

Mr. Ian Gee, shareholder of the Company has a balance payable of $3,758 as of March 31, 2022 and 2021, respectively. The amount is disclosed as a separate line item on the Statements of Financial Position.

Note 16 — Risk management overview

The Company has exposure to credit, liquidity and market risks from its use of financial instruments. This note provides information about the Company’s exposure to each of these risk, the Company’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash held with banks and other financial intermediaries.

The carrying amount of the cash represents the maximum credit exposure which amounted to $21,756 and $17,621 as at March 31, 2022 and 2021, respectively.

The Company has assessed no significant increase in credit risk from initial recognition based on the availability of funds, the regulatory and economic environment of the financial intermediary. As a result, the loss allowance recognized during the period was limited to 12 months expected credit losses. Based on historical information, and adjusted for forward-looking expectations, the Company has assessed an insignificant loss allowance on this cash balance as at March 31, 2022 and 2021 respectively.

Market risk

Market risk is the risk that changes in market conditions, such as commodity prices, foreign exchange rates, and interest rates, will affect the Company’s net income or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing the Company’s returns.

Foreign exchange risk

Foreign currency exchange rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company does not currently use foreign exchange contracts to hedge its exposure to currency rate risk as management has determined that this risk is not significant at this point in time. As such, the Company’s financial position and financial results may be adversely affected by the unfavorable fluctuations in currency exchange rates.

As at March 31, 2022 and 2021, the Company had the following monetary assets and liabilities denominated in foreign currencies:

	As of March 31,
	2022	2021
	RMB	RMB
Cash	172	26,097
AP and Accrual Liabilities	(26,768)	(27,352)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with the financial liabilities. The Company’s financial liabilities consist of trade payables and accrued liabilities of $1,115,473 and $496,626 and due to shareholder and related party payable of $129,941 and $374,809 as of March 31, 2022, and 2021, respectively. The Company had cash of $21,756 and $17,621 as of March 31, 2022, and 2021. The Company’s policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company’s management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise.

Trade payables and accrued liabilities consist of invoices payable to trade suppliers for administration and professional expenditures. The Company processes invoices within a normal payment period. Trade payables have contractual maturities of less than 90 days.

Concentration risk

There were no sales for the year ended March 31, 2022. For the year ended March 31, 2021, five customers accounted for 98% of the Company’s sales. Accounts receivable from these customers was $0 and $928 as of March 31, 2022, and 2021, respectively.

There are no suppliers for the year ended March 31, 2022. For the year ended March 31, 2021 there are three suppliers accounted for 100% of our total purchases.

Note 17 — Subsequent Events

On April 1, 2022, the accounts payable and accrued liabilities balance of $154,524 owed to Dr. Tomasz George was converted to 54,300 restricted share units for Class A shares.

On May 10, 2022, we issued 7,547 class A ordinary shares to Laith Yakob at US$2.65 per share.

On May 13, 2022, we issued 40,000 class A ordinary shares to Thomas Bolther at US$2.65 per share.

On June 3, 2022, Anne Rosemary Scott Foster, Ann Mary Catherine Shaw, Alexander Tarrant Shaw, Michael Shaw and Giuseppe Capozzo converted an aggregate of 1,821,327 class B ordinary shares into class A ordinary shares on a 1 to 1 basis. On June 19, 2022, James Foster, Tomasz George, Cameron Shaw and Mark Ternouth requested to convert an aggregate of 5,122,432 class B ordinary shares into class A ordinary shares on a 1 to 1 basis, as a result, the Company has an issued share capital of 10,024,098 class A ordinary shares. On the same date, the Company underwent a shareholding restructuring whereby the Company’s dual class share capital was amended to a single class of Ordinary Shares and all of the class A ordinary shares was re-designated as Ordinary Shares.

On July 25, 2022, the Company consummated its IPO of 1,350,000 ordinary shares, par value $0.0001 per share at a price of $5.00 per share. The Company’s Registration Statement on Form F-1 (File No. 333-263694) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 18, 2022 (as amended, the “Registration Statement”) was declared effective by the Commission on June 30, 2022. In addition, on July 25, 2022, Boustead Securities, LLC, as representative of several underwriters, exercised an over-allotment option (the “Option”) in part to purchase 202,500 Ordinary Shares from the Company in connection with the IPO at a price of $5.00 per Ordinary Share.

The aggregate gross proceeds of our IPO were $7,762,500. After subtracting underwriting discounts and commissions of $543,375 and offering expenses of $169,469, we received net proceeds of approximately $7,049,656 million. No payments, fees or expenses have been paid, directly or indirectly, to any of our officers, directors or their associates, holders of 10% or more of any class of our equity securities or other affiliates.