Form 20-F
period 2023-03-31
Virax Biolabs Group Ltd
filed 2023-06-14
CIK 1885827

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2023

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

20 North Audley Street
London, W1K 6LX
United Kingdom
Telephone +44 020 7788 7414

(Address of principal executive offices)

James Foster
Chief Executive Officer

20 North Audley Street
London, W1K 6LX
United Kingdom

Telephone +44 020 7788 7414

info@viraxbiolabs.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.0001 per share	VRAX	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (March 31, 2023): 15,547,089 ordinary shares are outstanding.

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

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

CERTAIN DEFINITIONS

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“Exchange Act” refers to the United States Securities Exchange Act of 1934, as amended;
●	“FDA” refers to the United States Food and Drug Administration;
●	“GBP" refers to the British Pound;
●	“HKco” refers to Virax Biolabs Limited, a wholly owned Hong Kong subsidiary of the Company, serving as a holding company;
●	“IVD” refers to in-vitro diagnostics;
●	“Logico BVI” refers to Logico Bioproducts Corp., a wholly-owned subsidiary of SingaporeCo incorporated in the British Virgin Islands;
●	“ordinary shares” refers to our ordinary shares, each of $0.0001 par value;
●	“RMB” refers to the Renminbi;
●	“SEC” refers to the United States Securities and Exchange Commission;
●	“Shanghai Xitu” refers to Shanghai Xitu Consulting Co., Limited, a wholly-owned subsidiary of Logico BVI and a wholly foreign owned enterprise incorporated in China;
●	“SingaporeCo” refers to Virax Biolabs Pte. Limited, an operating subsidiary incorporated in Singapore;
●	“SGD” refers to the Singapore Dollar;
●	“Securities Act” refers to the Securities Act of 1933, as amended;
●	“Virax Biolabs,” the “Company,” “we,” “us” and “our” refer to Virax Biolabs Group Limited and our wholly owned subsidiaries;
●	“ViraxImmune T-Cell” refers to ViraxImmune T-Cell Medical Device Company Limited, a wholly-owned subsidiary of HKco; and
●	“$,” “USD,” “US$” and “U.S. dollar” refers to the United States dollar.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Oﬀer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. [Reserved]

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the oﬀer and use of proceeds.

Not applicable.

D. Risk factors.

Risks Related to Our Business and Industry

We have limited operating history, have incurred operating losses for the years ended March 31, 2023 and 2022 and expect to incur significant losses for the foreseeable future. We may not generate sufficient revenue or become profitable or, if we achieve profitability, we may not be able to sustain it.

Biotechnology product development is a highly speculative undertaking and involves a substantial degree of risk. We are a clinical-stage biopharmaceutical company with a limited operating history upon which you can evaluate our business and prospects. We commenced operations in 2013, and to date, we have focused primarily on organizing and staffing our company, business planning, raising capital, performing research and development activities, primarily the development of the ViraxImmune product and its mobile application, establishing our intellectual property portfolio, and conducting clinical trials.

We have incurred operating losses since inception. If our primarily product candidate is not successfully commercialized, namely, ViraxImmune, we may not generate further revenue. Our net losses were $5,457,763 and $1,749,870 for the years ended March 31, 2023 and 2022, respectively. As of March 31, 2023, we had an accumulated deficit of $11,794,460. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. ViraxImmune products will require additional development time and resources before we would begin generating revenue from product sales. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase substantially as we conduct our ongoing and further preclinical studies and clinical trials for our ViraxImmune products, the development of ViraxImmune’s mobile application, continue our research and development activities, and seek obtain product certification approvals in the territories we have identified, as well as hire additional personnel, obtain and protect our intellectual property and incur additional costs for commercialization or to expand our pipeline of product candidates.

To become and remain profitable, we must succeed in developing and eventually commercializing products that generate sufficient revenue. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials of our product candidates, obtaining product certification approvals in the territories we have identified and manufacturing, marketing and selling any products for which we obtained product certification approvals. We expect to submit our new T-Cell IVD/Immune response Test kit under the name ViraxImmune for regulatory approval in the second half of 2023. We may never succeed in these activities and, even if we do, may never generate revenues that are sufficient enough to achieve profitability. In addition, we have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biotechnology industry. Because of the numerous risks and uncertainties associated with biotechnology product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product candidates or even continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We expect to make significant investments in our continued research and development of new products and services, which may not be successful.

We are seeking to build upon our existing research and development to develop a pipeline of T-Cell testing IVD kits, applications, and medical devices that are effective in the diagnosis of and assessment of immune responses to major viral threats. For example, we are developing our ViraxImmune, a test seeking detection of T-Cell immune responses to viruses, that are useful for determining inherent protection against the virus and also useful in determining the degree of long-term protection from these viruses.

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

If we are not successful in leveraging the ViraxImmune platform to discover, develop and commercialize additional products and services, our ability to expand our business and achieve our strategic objectives would be impaired.

A key element of our strategy is to leverage our ViraxImmune platform to discover, develop and potentially commercialize additional products and services through synergy with our T-Cell testing kits and ViraxImmune Mobile App. If we are unable to generate compelling evidence supporting our T-Cell test results, our platform may face a broader obstacle to using our diagnostics data for commercially viable products and services.

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

Our efforts to develop a T-Cell In-Vitro Diagnostic Test may not be successful, and it may not yield the insights we expect at all or on a timetable that allows us to develop or commercialize any new diagnostic products.

We are currently developing a test seeking detection of T-Cell immune responses to viruses named ViraxImmune. T-Cells are responsible for an important and sustained part of the immune response to a virus; they identify the virus, bind to it and alert the rest of the immune system to its presence, coordinating the immune cells against the viral attack.

ViraxImmune may not yield clinically actionable insights on a timetable that is commercially viable, or at all. Our initial goal is to leverage the ViraxImmune in connection with ViraxClear to enable early or accurate detection of COVID-19. We have confirmed clinical signals for SARS-CoV-2. If our computational modeling and machine learning efforts do not accelerate the pace at which we can validate our diagnostic method, the timetable for our business model may not be commercially viable. Even if we can accelerate this timeline, our products and services derived from our novel technologies may have product or service level errors. If we are unable to make meaningful progress in our technology and successfully use it to develop and commercialize new diagnostic products or services, our business and results of operations will suffer.

If we are not successful in obtaining regulatory approvals for our ViraxImmune products, we may not be able to commercialize our products in the expected timeframe or at all, and our ability to expand our business and achieve our strategic objectives would be impaired.

Currently, we are developing a T-Cell IVD/Immune response Test kit under the ViraxImmune brand for COVID-19 initially, which we subsequently intend to adapt for immunological profiling against multiple viral threats. We consider the United States as a target market with significant potential for our T-Cell IVD/Immune response Test kit. For example, in the United States, the FDA regulates the sale or distribution of medical devices, including but not limited to, IVD test kits. IVD products are subject to regulation by the FDA as medical devices to the extent that they are intended for use in the diagnosis, treatment, mitigation or prevention of disease or other conditions. They are subject to premarket review and post market controls which will differ depending on how the FDA classifies a specific IVD.

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

Should we fail to obtain the necessary FDA’s or the relevant regulatory authority’s approval, for example, to demonstrate to the FDA or the relevant regulatory authority’s satisfaction that our T-Cell IVD/Immune response Test kits are safe and effective, we may not be able to commercialize our ViraxImmune product and/or platform in the expected timeframe or at all, and our ability to expand our business and achieve our strategic objectives would be impaired.

We will face significant challenges in successfully commercializing our products, particularly in new markets.

We have set up our existing sales and marketing infrastructure through the ViraxClear brand. We continue to grow our own sales and marketing capabilities and promote our product candidates if and when regulatory approval has been obtained in the United Kingdom, European Union and North America, and to expand to other markets as well. In order to successfully commercialize our products in these new markets, we require appropriate infrastructure such as information technology, enterprise resource planning and forecasting. We may fail to launch our products effectively or to market our products effectively. Recruiting and training a sales force is expensive and costs of creating an independent sales and marketing organization and of marketing and promotion could be above what we anticipate. In addition, recruiting and training a sales force is time consuming and could delay any product launch. In the event that any such launch is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

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

Our business, financial condition and results of operations will depend on the market acceptance and increased demand of our products by CROs, hospitals, governments and public health departments, as well as physicians others in the medical community, and the growing proportion of the population who are interested in taking personal charge over their health and wellbeing.

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

Our efforts to educate physicians and other members of the medical community on the benefits of our products may require significant resources and may never be successful. Such efforts to educate the marketplace may require more resources than are required by conventional technologies marketed by our competitors. In particular, continuing to gain market acceptance for our products in nascent markets could be challenging. In certain markets, including, for example Canada and United States, our potential for future growth is difficult to forecast. If we were to incorrectly forecast our ability to penetrate these markets, expenditures that we make may not result in the benefits that we expect, which could harm our results of operations. Additionally, if we lose any of our customers due to significant delays in our ability to obtain re-registration of our T-Cell IVD/Immune response Test in our initial target markets, our results of operations could be materially and adversely affected.

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

Even if we achieve market acceptance, our success will partially depend on continued demand for diagnostic products for COVID-19 and other major viral diseases. COVID-19 screening policies could change such that tests are conducted less frequently or in fewer instances. For example, healthcare institutions facing increased cost control requirements could determine to reduce employee testing. In addition, various institutions or governing bodies may decide that the incidence of COVID-19 has dropped sufficiently in the future within their screening population so as to permit reduced testing. Changes to immigration policies and policies relating to resettlement of refugees, as well as other policy changes may substantially reduce testing in the markets we serve and could have a material and adverse effect on our business. In order to reduce our dependency on continued demand for diagnostic products in relation to COVID-19, we are developing our technology to focus on other major viral threats, however, we cannot be sure whether such developments can be successful. If we fail to develop our technology to easily adapt to new variants of coronavirus or potential new viral threats, it may materially adversely affect our financial condition and results of operations.

The success of our proprietary technology T-Cell testing requires us to proceed through clinical and validation studies successfully, which is not guaranteed.

In order for our proprietary technology T-Cell IVD/Immune response Test to be successful, we are required to proceed through further clinical and validation studies, which is not guaranteed. Clinical testing or validation is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time and may adversely affect our operations and finances should there be a prolonged process of clinical and validation studies.

New market opportunities may not develop as quickly as we expect, limiting our ability to market and sell our products successfully.

We intend to take steps to continue to increase the presence of our products in markets both in the target markets and in the wider international market including EU, United States and Canada. We intend to expand our sales force globally and establish additional distributor relationships outside of our direct markets to better access international markets. We believe these opportunities will take substantial time to develop or mature, however, and we cannot be certain that these market opportunities will develop as we expect. The future growth and success of our products in these markets depends on many factors beyond our control, including recognition and acceptance by the scientific community in that market and the prevalence and costs of competing methods of viral screening. If the markets for our products do not develop as we expect, our business may be adversely affected.

We have supply contracts with four of our key suppliers, and any disruptions from such key suppliers could adversely affect our business and results of operations.

As at the date of the report, SingaporeCo and UKco have distribution agreements with four of our key suppliers, Wuhan Easy Diagnosis, Biomedicine Co., Ltd, Jiangsu Bioperfectus Technologies Co Ltd and Safecare Biotech (Hangzhou) Co.,Ltd,. If we fail to maintain our relationships with these four key suppliers, or fail to secure additional supply sources from other similar suppliers that meet our quality, quantity and cost requirements in a timely manner, we may be unable to obtain the products that we will require and/or such parts may be available only at a higher cost or after a long delay. We may be unable to identify new suppliers in a timely manner and materials and components from new suppliers may also be less suited for our needs and/or have higher quality control failure rates. Any of these factors could cause delays which could adversely affect our business and results of operations.

We rely on a limited number of suppliers or, in many cases, single suppliers, for laboratory equipment and materials and may not be able to find replacements or immediately transition to alternative suppliers.

We rely on a limited number of suppliers, or in many cases single suppliers, to provide certain sequencers and equipment that we use in our laboratory operations, as well as reagents and other laboratory materials for our products and services. An interruption in our laboratory operations, kit distribution or technology transfer could occur if we encounter delays, quality issues or other difficulties in securing these sequencers, equipment, reagents or other materials, and if we cannot then obtain an acceptable substitute. We are in the process of testing multiple sources of reagents and test complaints from different sources for their validity within the test processes we are developing in order to reduce the chance of such occurrences, however we cannot guarantee such occurrences will not happen. In addition, we would likely be required to incur significant costs and devote significant efforts to find new suppliers, acquire and qualify new equipment, validate new reagents and revalidate aspects of our existing assays, which may cause delays in our processing of samples or development and commercialization of products and services. Any such interruption could significantly affect our business, financial condition, results of operations and reputation. Internal changes in processes or compositions of our reagents or other materials may also require validation efforts by us and supply of new materials from our suppliers which could impact timing of production and levels of inventory while such changes are being implemented. Further, as a result of the COVID-19 pandemic, the overall demand for supplies and equipment used in vaccine development and distribution or other public health or disease prevention initiatives, such as Hamilton tips and freezers, may continue to increase lead times for purchased supplies and equipment, thus potentially lowering our production capacity. Combined with lowered production capacity, any significantly increased demand for new products or services such as T-Cell IVD/Immune response Test may affect our ability to fulfill orders, resulting in a material adverse effect on volume or revenue.

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

Our Company derives a large portion or all of our revenues from a few major customers. For the years ended March 31, 2023 and 2022, one customer and five customers accounted for approximately 100% of the Company's total sales. There are inherent risks whenever a large percentage of the total revenue is concentrated with a few customers. It is not possible for us to predict the future level of demand for our products that will be generated by these customers or the future demand for our products by these customers. If any of these customers’ demands decline or delayed demands due to market, economic or competitive conditions, we could be pressured to reduce our prices, which could have an adverse effect on our financial position, and could negatively affect our revenues and results of operations. If any of our largest customers terminate the purchase of our products, such termination would materially negatively affect our revenues, results of operations and financial condition.

Our efforts to discover and develop products and services related to COVID-19 and major viral threats, namely ViraxImmune products, may not be successful from either a platform extension or commercialization perspective.

We are attempting to develop a T-Cell IVD/immune response test under the ViraxImmune brand for major viral threats. Initially, one of the T-Cell tests will include COVID-19. Currently, we are developing a functioning prototype of T-Cell IVD/Immune response Test but we are still in the process of conducting further tests and we have not submitted any T-Cell IVD/Immune response Test to any regulatory agency for approval. While we believe quantifying virus-specific T-cells may provide important research and diagnostic advantages because T-cells persist in the immune system later than antibodies, the data upon which such belief is based is limited and our analyses are preliminary. As we continue to collect and analyze additional data, we may find that our initial hypotheses are not applicable to some major viral diseases, new variants of the SARS-CoV-2 virus or are not supported by a larger data set or further analysis. If our beliefs regarding the effectiveness of T-Cells in-vitro diagnostics tests are incorrect, that could have a material adverse effect on the market for T-Cells in-vitro diagnostics tests, our revenue, reputation, financial condition, and our stock price would be adversely impacted.

Our efforts to further develop and commercialize T-Cell diagnostics tests and neutralizing antibodies for major viral diseases and COVID-19 involve a high degree of risk, and our efforts may fail for many reasons, including:

•
failure of our products to be effective on major viral diseases and new variants of COVID-19;
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

A part of our operations is also carried out in China and a portion of the data and personal information we collected will need to be stored in China where relevant to ensure compliance with PRC laws. We do not hold personal information of more than one million users and we believe that the Company’s initial public offering (“IPO”) of Ordinary Shares in July 2022 was not subject to PRC cybersecurity review. In addition, as of the date of this report, we have not received any notice of and are not currently subject to any proceedings initiated by the CAC or any other PRC regulatory authority. In addition, we may be subject to heightened regulatory scrutiny from PRC governmental authorities in the future. As there remains significant uncertainty in the interpretation and enforcement of the Data Security Law and the PIPL, we cannot assure you that we will comply with such regulations in all respects. Any non-compliance with these laws and regulations may subject us to fines, orders to rectify or terminate any actions that are deemed illegal by regulatory authorities, other penalties, including but not limited to reputational damage or legal proceedings against us, which may affect our business, financial condition or results of operations.

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

We are dependent upon the continued services of key members of our senior management. The loss of any one of these individuals, without adequate time to find a suitable replacement, could disrupt our operations or our strategic plans. Additionally, our future success will depend on, among other things, our ability to continue to hire and retain the necessary qualified scientific, technical, sales, marketing and managerial personnel, for whom we compete with numerous other companies, academic institutions and organizations. The loss of members of our management team, key advisors or personnel, or our inability to attract or retain other qualified personnel or advisors, could have a material adverse effect on our business, results of operations and financial condition. Although all members of our senior management team have entered into agreements that restrict their ability to compete with us for a period of time after the end of their employment, we may be unable to enforce such restrictive covenants at all or for a sufficient duration of time to prevent members of our management team from competing with us.

We depend on our information technology systems and any failure of these systems could harm our business.

We depend on information technology and telecommunications systems, including third-party cloud computing infrastructure and operating systems, for significant elements of our operations, including our products research and development and e-commerce platform development. We also depend on our proprietary mobile application software to support new product and service launches and regulatory compliance.

We use complex software processes to manage and test samples and evaluate the resulting data. These are subject to initial design or ongoing modifications which may result in unanticipated issues that could cause variability in patient results, leading to service disruptions or errors, and resulting in liability.

We have installed, and expect to expand, a number of enterprise software systems that affect a broad range of business processes and functional areas, including systems handling human resources, financial controls and reporting, contract management, regulatory compliance and other infrastructure operations. In addition to these business systems, we have installed, and intend to extend, the capabilities of both our preventative and detective cybersecurity controls by augmenting the monitoring and alerting functions, the network design and the automatic countermeasure operations of our technical systems. These information technology and telecommunications systems will support a variety of functions, including laboratory operations, test validation, sample tracking, quality control, customer service support, billing and reimbursement, research and development activities, scientific and medical curation and general administrative activities. In addition, our third-party billing and collections provider depends upon technology and telecommunications systems provided by outside vendors.

Information technology and telecommunications systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts (such as ransomware) and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautionary measures we have taken to prevent unanticipated problems that could affect our information technology and telecommunications systems, failures or significant downtime of these systems or those used by our partners or subcontractors could prevent us from conducting our diagnostic products development, completing the tests on our customer samples, preparing and providing reports to researchers, clinicians and our partners, billing and payments, handling enquiries, conducting research and development activities and managing the administrative aspects of our business. Any disruption or loss of information technology or telecommunications systems on which critical aspects of our operations depend could have an adverse effect on our business and our reputation, and we may be unable to regain or repair our reputation in the future.

We face risks related to natural disasters, health epidemics and other outbreaks, specifically the coronavirus, which could significantly disrupt our operations.

In recent years, there have been outbreaks of epidemics in various countries. There was an outbreak of a novel strain of coronavirus (COVID-19) in China in early 2020, which has spread rapidly to several parts of the world. COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities throughout China and several other parts of the world. In March 2020, the World Health Organization ("WHO") declared COVID-19 a pandemic. WHO declared that COVID-19 was no longer a "global health emergency" in May 2023.

Consequently, our results of operations may be adversely, and may be materially, affected, to the extent that the changes of the COVID-19 screening policy of local governments or any other epidemic harms the global economy in general and in particular the locations of our workforce or revenue generating regions. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 or any other epidemic and the actions taken by government authorities and other entities to contain the COVID-19 or any other epidemic or treat its impact, almost all of which are beyond our control. Many regions and countries across the world continue to experience significant outbreaks with some regions and countries where business and travel had been reopening now shutting down again in response to new outbreaks. The COVID-19 outbreak has also been seasonal and mild in nature such that it may worsen on an annual basis during the winter months across the world causing disruption to business locally and internationally during the winter months on an annual basis.

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

Changes in the current regulatory framework for IVD can impose additional regulatory burdens on us. For example, in the United Kingdom, as part of the transition due to the United Kingdom withdrawal from the European Union, initially, we will be able to use the recognized CE marks that we will apply with the European Union for our T-Cell IVD/Immune response Test until June 30, 2023 (the “Transitional Arrangement”). After which, we will need to conform with the UK IVD regime rather than relying on Transitional Arrangement and apply with the UK Medicine and Healthcare Products Regulatory Agency for a UK Conformity Assessed mark before we can sell our T-Cell IVD/Immune response Test in the UK post June 30, 2023. As the regulatory framework evolves in the targeted jurisdictions for our current in-development T-Cell IVD/Immune response Test under the ViraxImmune brand, we may incur substantial costs to ensure compliance with new or amended laws and regulations. Failure to comply with any of these laws and regulations could result in enforcement actions against us, damage to our reputation, render us unable to commercialize our ViraxImmune product and/or platform in the expected timeframe or at all, and our ability to expand our business and achieve our strategic objectives would be impaired, any of which could have a material adverse effect on our business.

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

European Union Regulations

The European In-Vitro Diagnostic Regulation (IVDR 2017/746) (“IVDR”) introduced a new risk-based classification system and requirements for conformity assessments. Products self-certified placed on the market before May 22, 2022 under the European In-Vitro Diagnostic Devices Directive (IVDD 98/79/EC) (“IVDD”) may remain on the market until the following dates, afterward they will require the involvement of a Notified Body under the IVDR for the first time:

•high individual risk and high public health risk products (Class D): May 26, 2025;

•high individual risk and/or moderate public health risk products (Class C): May 26, 2026;

•moderate individual risk and/or low public health risk (Class B): May 26, 2027; and

•low individual risk and low public health risk products placed on the market in a sterile condition (Class A sterile): May 26, 2027.

IVD manufacturers may only rely on the transitional provisions above provided that: (i) the devices continue to comply with applicable requirements imposed by the IVDD; (ii) they respect the IVDR requirements relating to post-market surveillance, market surveillance, vigilance, registration of economic operators and devices from 26 May 2022 in place of the corresponding requirements in the IVDD; and (iii) no significant changes are made in the design and intended purpose of the devices during the transitional period.

CE Marking is required for all IVD devices sold in Europe. CE Marking indicates that an IVD device complies with the IVDR and that the device may be legally commercialized in the EU.

It should be appreciated that there is a severe shortage of capacity of Notified Bodies to assess all IVDs that will require Notified Body certification under the IVDR, and that it is widely recognized that applications for assessment by the Notified Bodies may be subject to significant delays. While we have taken a proactive approach to mitigate this risk, including engaging BSI and restructuring our quality management systems and technical documentation to align with the IVDR

United Kingdom Regulations

The UK’s withdrawal from the EU will have major ramifications for IVD manufacturers that will, among other things have to follow new procedures that will apply in the UK including appointment of a UK Responsible Person rather than relying on European Authorized Representatives to manage their compliance efforts in the UK.

IVDs compliant with the EU in vitro diagnostic medical devices regulation (EU IVDR) can be placed on the Great Britain market up until the 30 June 2030. We intend to use the recognized CE marks that we will apply with the European Union for our medical device product, namely our current in development T-Cell IVD/Immune response Test under the ViraxImmune brand. After which, we will apply with the UK Medicine and Healthcare Products Regulatory Agency for a UK Conformity Assessed mark.

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

The testing of our T-Cell IVD/Immune response Test under the ViraxImmune brand entails an inherent risk of product liability claims. Further, providing clinical testing services entails a risk of claims for errors or omissions made by our laboratory staff. Potential liability claims may exceed the amount of our insurance coverage or may be excluded from coverage under the terms of the policy. As of the date of this report, we obtained a product liability insurance for the testing of the T-Cell IVD/Immune response Test under the ViraxImmune brand. Although we obtained a product liability insurance for the testing of the T-Cell IVD/Immune response Test under the ViraxImmune brand, if any liability claims arise, it may result in:

•
decreased demand for our planned products under the ViraxImmune brand;
•
injury to our reputation;
•
costs of related litigation;
•
substantial monetary awards to patients and others;
•
loss of revenue; and
•
the inability to commercialize our planned products under the ViraxImmune brand.

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

We have not experienced any known attacks on our information technology systems that have resulted in any material system failure, accident or security breach to date. However, we may face threats to our networks from unauthorized access, security breaches and other system disruptions. We maintain our information technology systems with safeguard protection against cyber-attacks, including passive intrusion protection, specialist security and virus detection software, use of two factor authentication to access systems and the education and training of staff. However, these safeguards do not ensure that a significant cyber-attack could not occur. Although we have taken steps to protect the security of our information systems and the data maintained in those systems, it is possible that our safety and security measures will not prevent the systems’ improper functioning or damage or the improper access or disclosure of personally identifiable information such as in the event of cyber-attacks.

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

Any limitation on the ability of Virax Cayman, HKco, and ViraxImmune T-Cell subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

In addition, the Opinions jointly issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council on July 6, 2021 called for strengthened regulation over illegal securities activities and supervision of overseas listings by China-based companies and propose to take effective measures. On September 8, 2022, the Supreme People's Court, the

Supreme People's Procuratorate, the Ministry of Public Security and the China Securities Regulatory Commission jointly promulgated the Circular on Issuing the Typical Cases of Strictly Cracking down on Securities Crimes in Accordance with Law, releasing five Typical Cases of Securities Crimes for reference at the time of handling cases.

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

On February 17, 2023, the State Council and the China Securities Regulatory Commission ("CSRC")promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Administrative Measures”), which took effect on March 31, 2023.

Pursuant to the Article 14 of the Administrative Measures, domestic enterprises that directly offer or list securities on an overseas stock exchange shall file with the CSRC. Domestic enterprise indirectly offer or list securities on an overseas stock exchange, the issuer shall designate a major domestic operating entity as the domestic responsible person who shall file with the CSRC.

We have not “directly” offered securities overseas (as Shanghai Xitu is not the issuer of the listed securities on an overseas stock exchange).

According to the Article 15 of the Administrative Measures, if the issuer meets the following conditions, it shall be deemed as an “indirect” overseas offering and listing of a domestic enterprise:

1.
among the operating revenue, total profit, total assets or net assets of the domestic enterprise in the most recent fiscal year, any index accounts for more than 50% of the relevant data in the issuer’s audited consolidated financial statements for the same period;
2.
the main parts of the business activities of the issuer are carried out in the PRC or the main business places are located in the PRC, or most of the senior executives in charge of business operation are PRC citizens, or their habitual residences are located in the PRC.

Based on the above mentioned Administrative Measures at IPO, as advised by our PRC legal adviser, Zhong Lun Law Firm, given that Shanghai Xitu does not directly offer or list securities on an overseas stock exchange, and the operating revenue, total profit, total assets or net assets of the Shanghai Xitu for the financial year before our listing accounted for less than 50% of the Virax Company's audited consolidated financial statements. Shanghai Xitu is primarily engaged in procurement, the main parts of the business activities of the Company are not carried out in the PRC, and none of Shanghai Xitu’s senior managers was a Chinese Citizen and only two (2) out of seven (7) have an ordinary residence located in the PRC, the Company's IPO shall not be deemed as a domestic enterprise that indirectly offer or list securities on an overseas stock exchange, nor does it requires filing or approvals from the CSRC. However, there can be no assurance that the relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as us, or that the CSRC or any other PRC governmental authorities would not promulgate new rules or new interpretation of current rules (with retrospective effect) to require us to obtain CSRC or other PRC governmental approvals for the Company's IPO.

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

As at the date of this report, we have been advised by Zhong Lun Law Firm, our PRC legal adviser, that there are no PRC laws and regulations (including the CSRC, the CAC, or any other government entity) in force explicitly requiring that our Company or Shanghai Xitu to obtain permission from PRC authorities for the Company's IPO or future offerings or to issue securities to foreign investors (by Virax Cayman), and our Company or Shanghai Xitu have not received any inquiry, notice, warning, sanction or any regulatory objection to the Company's IPO from any relevant PRC authorities. However, it is uncertain when and whether the Company or Shanghai Xitu will be required to obtain permission from the PRC government for future offerings on U.S. stock exchanges, and even when such permission is obtained, whether it will be denied or rescinded. Any new policies, regulations, rules, actions or laws by the PRC government may subject us to material changes in operations, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

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

The PRC tax authorities have the discretion under SAT Circular 59, Circular 698 and Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. Although our Company currently has no plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC corporate income tax law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59 or Circular 698 and Circular 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

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

On February 17, 2023, the State Council and CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Administrative Measures”), which took effect on March 31, 2023.

Pursuant to the Article 14 of the Administrative Measures, domestic enterprises that directly offer or list securities on an overseas stock exchange shall file with the CSRC. Domestic enterprise indirectly offer or list securities on an overseas stock exchange, the issuer shall designate a major domestic operating entity as the domestic responsible person who shall file with the CSRC.

We have not “directly” offered securities overseas (as Shanghai Xitu is not the issuer of the listed securities on an overseas stock exchange).

According to the Article 15 of the Administrative Measures, if the issuer meets the following conditions, it shall be deemed as an “indirect” overseas offering and listing of a domestic enterprise:

1.
among the operating revenue, total profit, total assets or net assets of the domestic enterprise in the most recent fiscal year, any index accounts for more than 50% of the relevant data in the issuer’s audited consolidated financial statements for the same period;
2.
the main parts of the business activities of the issuer are carried out in the PRC or the main business places are located in the PRC, or most of the senior executives in charge of business operation are PRC citizens, or their habitual residences are located in the PRC.

Based on the above mentioned Administrative Measures at IPO, as advised by our PRC legal adviser, Zhong Lun Law Firm, given that Shanghai Xitu does not directly offer or list securities on an overseas stock exchange, and the operating revenue, total profit, total assets or net assets of the Shanghai Xitu for the financial year before our listing accounted for less than 50% of the Virax Company's audited consolidated financial statements. Shanghai Xitu is primarily engaged in procurement, the main parts of the business activities of the Company are not carried out in the PRC, and none of Shanghai Xitu’s senior managers was a Chinese Citizen and only two (2) out of seven (7) have an ordinary residence located in the PRC, the Company's IPO shall not be deemed as a domestic enterprise that indirectly offer or list securities on an overseas stock exchange, nor does it requires filing or approvals from the CSRC. However, there can be no assurance that the relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as us, or that the CSRC or any other PRC governmental authorities would not promulgate new rules or new interpretation of current rules (with retrospective effect) to require us to obtain CSRC or other PRC governmental approvals for the Company's IPO.

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

We have been further advised by Zhong Lun Law Firm, our PRC legal adviser, that (i) Shanghai Xitu has obtained all necessary permissions or approvals and authorizations in the PRC in all material aspects in relation to conducting its current business operations in China; and (ii) we were not required to obtain any permission or approval from any Chinese authority to issue securities to foreign investors (by Virax Cayman) or in connection with the Company's IPO under Chinese laws or regulations in effect. Except for the business license issued by the local branch of the State Administration for Market Regulation, which Shanghai Xitu’s have obtained and are in full force and effect as of the date of this report, Shanghai Xitu is not required to obtain any other licenses, approvals or permits to conduct its current business operations in China. To the best of our knowledge, as of the date of this report, there are no laws or regulations that are or will be adopted in the near future by PRC government authorities that would prevent Shanghai Xitu from maintaining the business license it has obtained or would require it to obtain additional licenses or qualifications in order to operate its current business operations. Further, there are no PRC laws and regulations (including the CSRC, the CAC, or any other government entity) in force explicitly requiring that our Company or Shanghai Xitu obtain permission from PRC authorities for the Company's IPO or to issue securities to foreign investors (by Virax Cayman), and our Company or Shanghai Xitu have not received any inquiry, notice, warning, sanctions or regulatory objection to the Company's IPO from the CSRC or any other PRC governmental authorities.

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

A part of our operations is located in China and Hong Kong, and thus, or business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole. Policies, regulations, rules, and the enforcement of laws of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. Shanghai Xitu’s, HKco’s, and ViraxImmune T-Cell’s ability to operate profitably in the PRC and Hong Kong may be adversely affected by changes in policies by the PRC government, including changes in laws, regulations or their interpretation, particularly those dealing with the Internet, including censorship and other restriction on material which can be transmitted over the Internet, security, intellectual property, money laundering, taxation and other laws that affect our PRC and Hong Kong subsidiaries’ ability to operate its business.

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

Any funds our Company transfers to our Shanghai Xitu, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to our PRC subsidiary are subject to registration with the SAMR (or its local branches) and filing with the Ministry of Commerce of the PRC, or the MOFCOM, or its local branches and (if applicable) registration with other relevant governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiary is required to be registered with SAFE or its local branches, and (b) our PRC subsidiary may not procure loans which exceed the statutory amount as approved by the MOFCOM or its local branches. Any medium-or long-term loan to be provided by us to our PRC subsidiary must be approved by the National Development and Reform Commission, or NDRC and the SAFE or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC subsidiary. If we fail to receive such approvals or complete such registration, our ability to use part of the proceeds of the Company's IPO and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

We have never paid dividends on Ordinary Shares and do not currently anticipate paying any cash dividends on our Ordinary Shares in the foreseeable future. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. Our articles of association provide that our board of directors may declare and pay dividends if justified by our financial position and permitted by law. Our articles of association also provides that, subject to the Companies Act, the Company may by also by ordinary resolution declare dividends in accordance with the respective rights of the shareholders but no dividend shall exceed the amount recommended by the directors.

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

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. We have adopted Cayman Islands practices in lieu of certain requirements of Rule 5635 of the Nasdaq Stock Market LLC Rules which, among others, means we do not have to obtain shareholders' approval for certain dilutive events, such as (i) certain acquisition of stock or assets of another company; (ii) an issuance of shares that will result in a change of control of the company; (iii) the establishment or amendment of certain equity based compensation plans and arrangements; and (iv) certain transactions (other than a public offering) involving issuances of a 20% or more interest or voting power in the company at a price that is less than the minimum price defined therein. As such, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

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

Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Our registered public accounting firm, Reliant CPAs PC, is not headquartered in mainland China or Hong Kong and was not identified in the PACOB’s Determination Report on December 16, 2021 as a firm subject to the PCAOB’s determination.

The Accelerating Holding Foreign Companies Accountable Act (the “AHFCA Act”) was enacted on December 23, 2022. The AHFCA Act states that if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit the securities of the issuer from being traded on a national securities exchange or in the over-the-counter trading market in the United States (the applicable period under the HFCA Act prior to the enactment of the AHFCA Act had been two years).

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCA Act.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years.

On November 5, 2021, the PCAOB approved a new rule, PCAOB Rule 6100, Board Determinations Under the HFCA Act to provide a framework for its determinations under the HFCA Act that the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The rule establishes the manner of the PCAOB’s determinations; the factors the PCAOB will evaluate and the documents and information the PCAOB will consider when assessing whether a determination is warranted; the form, public availability, effective date, and duration of such determinations; and the process by which the Board will reaffirm, modify, or vacate any such determinations.

In December 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. Also, on December 16, 2021, pursuant to the HFCA Act, the PCAOB issued a Determination Report which determined that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of PRC, because of positions taken by PRC authorities in those jurisdictions. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

On December 23, 2022 the AHFCAA was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, the time period before the Company’s securities may be prohibited from trading or delisted has been decreased accordingly.

Our auditor, Reliant CPAs PC, is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Newport Beach, CA, and has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor and our auditor was not identified in the PACOB’s Determination Report as a firm subject to the PCAOB’s determination.

However, there is no assurance that future audit reports will be prepared by auditors able to be inspected by the PCAOB and therefore, in the future, you may be deprived of the benefits of such inspection. As such, trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it cannot inspect or investigate completely our auditor, and as a result our securities may be delisted.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and our insiders will hold a large portion of our listed securities.

Under Listing Rule 5101, Nasdaq has discretionary authority to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq.

Additionally, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our initial public offering will be relatively small and the insiders of our company will hold a large portion of the company’s listed securities following the consummation of the offering. Therefore, we may be subject to the additional and more stringent criteria of Nasdaq for our initial and continued listing.

Our co-founders, Mr. James Foster and Mr. Cameron Shaw, will continue to own a significant percentage of our Ordinary Shares and will be able to exert significant control over matters subject to shareholder approval.

As at the date of this Annual Report on Form 20-F, Mr. James Foster, our co-founder, director and Chief Executive Officer, beneficially owns 16.1% of the Ordinary Shares of the Company, and Mr. Cameron Shaw, our co-founder, director and Chief Operating Officer, beneficially owns 11.6% of the Ordinary Shares of the Company. Our co-founders collectively own 27.7% of the Ordinary Shares of the Company.

Additionally, as of the date of this Annual Report on Form 20-F, Mr. James Foster and/or Mr. Cameron Shaw do not have any kinds of shareholders’ agreement with the following shareholders:

•
Ms. Fiona Foster, who is a relative of Mr. James Foster and owns approximately 0.4% of the Ordinary Shares of the Company;
•
Mr. Patrick Foster, who is the father of Mr. James Foster and owns approximately 5.9% of the Ordinary Shares of the Company;
•
Mr. Alexander Shaw, who is the brother of Mr. Cameron Shaw and owns approximately 0.5% of the Ordinary Shares of the Company; and
•
Mr. Michael Shaw, who is the father of Mr. Cameron Shaw and owns approximately 0.1% of the Ordinary Shares of the Company.

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

17,890,398 Ordinary Shares are issued and outstanding as of the date of this report. Our pre-IPO shareholders may be able to sell their Ordinary Shares under Rule 144 after the completion of the Company's IPO. See “Shares Eligible for Future Sale” below. Because these shareholders have paid a lower price per Ordinary Share than participants in the Company's IPO, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price, which could impact the trading price of our Ordinary Shares following the completion of the Company's IPO, to the detriment of participants in the Company's IPO. Under Rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of the Ordinary Shares to be sold pursuant to Rule 144 during the pendency of the Company's IPO.

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

We expect to incur significant costs as a result of being a public company, which may materially and adversely affect our business, financial condition and results of operations.

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

We are holding company incorporated as an exempted company with limited liability incorporated under the laws of the Cayman Islands and our executive office is located in the United Kingdom. In addition, the majority of our executive officers and directors are located outside of the United States and are nationals or residents of jurisdictions other than the United States, and all or a substantial portion of their assets are located outside of the United States. Mr. James Foster, our Chief Executive Officer, chairman of the board of directors, holds a British Passport and currently resides in Shanghai, China; Mr. Jason Davis, our Chief Financial Officer, is located in the United States and holds a United States passport; Mr. Mark Ternouth, our Chief Technical Officer, holds a British Passport and currently resides in Shanghai, China; Mr. Tomasz George, our Chief Scientific Officer, holds a British passport and currently resides in the United Kingdom; Mr. Cameron Shaw, our Chief Operating Officer and director, holds a British passport and currently resides in Malta; Mr. Yair Erez, our independent director, holds a British passport and currently resides in the United Kingdom; Mr. Evan Norton, our independent director, holds a United States passport and currently resides in the United States; and Mr. Nelson Haight, our independent director, holds a United States passport and currently resides in United States.

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

We have an U.S. office in Texas to receive service of process with respect to any action brought against us in the state or federal courts of the United States.

Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Moreover, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit in most circumstances.

Shareholders of Cayman exempted companies incorporated in the Cayman Islands like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders unless required by the Companies Act of the Cayman Islands or other applicable law or authorized by the directors or by ordinary resolution. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Item 4. Information on the Company

A. History and Development of the Company.

Our legal name is Virax Biolabs Group Limited, and our commercial name is “Virax Biolabs” We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our principal executive offices are located at 20 North Audley Street, London W1K 6LX, United Kingdom. Our telephone number is +44 020 7788 7414.

Virax Cayman is a holding company incorporated in the Cayman Islands that owns all of the outstanding capital stock of Virax Biolabs (UK) Limited, our wholly-owned United Kingdom subsidiary. Virax Biolabs (UK) Limited, in turn, owns all of the outstanding capital stock of Virax Biolabs Limited, our wholly-owned Hong Kong subsidiary. Virax Biolabs Limited owns all of the outstanding capital stock of ViraxImmune T-Cell, our wholly-owned Hong Kong subsidiary, and 95.65% of the outstanding capital stock of Virax Biolabs Pte. Limited, our operating subsidiary incorporated in Singapore. Virax Biolabs Pte. Limited owns all of the outstanding capital stock of Logico Bioproducts Corp., a wholly-owned British Virgin Islands and a subsidiary of Virax Biolabs Pte. Limited. Logico Bioproducts Corp., in turn, owns all of the outstanding capital stock of Shanghai Xitu, a wholly-owned subsidiary of Logico Bioproducts Corp. and a wholly foreign owned enterprise based in China.

We completed a reorganization and share exchange in 2021 (the "Reorganization") with respect to some of our subsidiaries. In June 2022, Virax Cayman underwent a shareholding restructuring whereby the Company’s authorized share capital became a single class of shares of Ordinary Shares and all of the then issued shares were re-designated as Ordinary Shares.

In July 2022, the Company completed its IPO and began trading on the Nasdaq under the symbol “VRAX.”

We had $178,404 of capital expenditures for the year ended March 31, 2023 and no capital expenditures for the year ended March 31, 2022.

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

B. Business overview.

Virax Cayman is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of our own, Virax Cayman conducts our operations through its operating subsidiaries in Singapore, the United Kingdom, the United States, Hong Kong, China and British Virgin Islands and has been operating since 2013.

Our Company is a global innovative biotechnology company focused on the detection of immune responses and diagnosis of viral diseases that also engages in distribution of diagnostics test kits of various viral threats. Our mission is to minimize the risks of viruses throughout the world via our product offerings.

Our products are diagnostic test kits distributed through our “ViraxClear” brand. Currently, we do not manufacture or develop any product that we sell in our ViraxClear product portfolio, and we act as a distributor of third-party suppliers’ products. However, we believe our products, in particular diagnostic test kits, provide significant value for consumers, through improved detection of diseases, improvements in health, wellness and productivity as well as by reducing other healthcare costs, such as emergency visits and hospitalizations. Our Company also seeks to maximize consumers’ access to our products and services through competitive pricing and regular evaluations of our pricing arrangements and contracts with our distributors. We also expect to launch an upcoming brand, ViraxImmune, with the intention of providing an immunology profiling platform that assesses each individual’s immune responses and risk profile against major global viral diseases. We are in the process of developing a T-Cell Test under the ViraxImmune brand and will apply for regulatory agency approval. We believe that the T-Cell Tests and immunology platform we are developing under the ViraxImmune brand will be particularly useful in the threat analysis of the major viruses faced globally. Initially, we will be focusing on diseases including but not limited to COVID-19, Human Papillomavirus (better known as HPV), Malaria, Hepatitis B, and Herpes (better known as HSV-1). The results and education for specific viruses will be delivered through our mobile based immunology application.

Currently, we are in the process of developing our distribution network under our ViraxClear brand to include, but not limited to, clinics, pharmacies, laboratories, hospitals, and other relevant groups on an international basis.

ViraxClear is able to distribute (i) rapid antigen tests for COVID-19, Flu A/B, and RSV (ii) IgC/IgM antibody tests (iii) PCR tests for Monkeypox, Avian Influenza Virus, and HPV, (iv) PCR tests for human respiratory infections. We are able to distribute and sell those products regions accepting CE compliance and intend to penetrate new markets, such as North America, by working with strategic distribution partners.

Currently, to facilitate the sales and distribution of our ViraxClear products, we predominately rely on our key suppliers, Nanjing Vazyme Medical Technology Co., Ltd Wuhan Easy Diagnosis Biomedicine Co Ltd, Jiangsu Bioperfectus Technologies Co., Ltd and Safecare Biotech (Hangzhou) Co., Ltd. and Core Technology Co., Ltd in China for diagnostics test kits.

ViraxImmune is our primary focus. We are developing proprietary T-Cell Testing technology with the intention of providing an immunology profiling platform that assesses each individual’s immune responses and risk profile against major global viral threats. The first IVD test we are developing is a COVID-19 T-Cell IVD/Immune response Test kit, which will be submitted for regulatory approval in Canada, Europe, United Kingdom and the United States initially, could be an important diagnostic tool to identify diseases including but not limited to Human Papillomavirus (better known as HPV), Malaria, Hepatitis B, and Herpes (better known as HSV-1). ViraxImmune is primarily focused on the proprietary development of our T-Cell IVD/Immune response Test linked to our immunology software application. Currently, we are developing a functioning prototype of T-Cell IVD/Immune response Test under the ViraxImmune Brand but we are still in the process of conducting further tests and we have not submitted any T-Cell IVD/Immune response Test to any regulatory agency for approval.

Our Industry

Our Company competes in the in-vitro diagnostic (“IVD”) market. The IVD tests are defined as medical devices and reagents that are used to analyze specimens derived from the human body (including blood, tissues, and other body fluids) to detect diseases, conditions, and infections. IVD tests are usually performed at either stand-alone laboratory, hospital-based laboratory, or point-of-care (“POC”) centers. The technologies used for test sample preparation majorly include polymerase chain reaction (“PCR”), microarray techniques, sequencing technology, and mass spectrometry. Based on the key technologies involved, the global IVD market is fragmented into sub-segments including Immunoassay, Hematology, Clinical Chemistry, Molecular Diagnostics, Microbiology, Haemostasias, Flow Cytometry and others.

The IVD sector is expected to experience growth rates owing to driving factors such as aging global population, increase in the occurrence of complex infectious diseases, an increase in awareness among the global urban populations, etc. However, lack of proper reimbursement policies in the developing nations and skepticism among patients to get regular healthcare consulting are still hindrances in some regions, especially third-world countries, which impedes the growth of the IVD market.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors and will continue to contribute to our success:

Cutting-edge technology

Our Company is dynamic and innovative and engaged in creating cutting-edge technology. In particular, our in-development ViraxImmune’s immunological diagnostic profiling technique is intended to be cutting-edge technology which we believe is not available on the IVD market as at the date of this report. Currently, we are testing T-Cell responses to specific viral threats which will allow us to build individual immunological profile over time based on different tests completed by different individuals. As a result, we believe our cutting-edge technology will enable us to radically change the diagnostic approaches of the IVD market with respect to major viral diseases.

Commercialization of our own diagnostic devices

Historically in-vitro diagnostic test kits are designed to be lab specific by leading biotechnology and pharmaceutical companies, and thus, an in-vitro diagnostic test kit company is required to be tied down to a specific biotechnology partner or pharmaceutical partner. However, we designed our ViraxImmune T-Cell IVD/Immune response Test kit to be as lab agnostic and easy to use as possible. As a result, we believe this will allow us to distribute the T-Cell in-vitro diagnostics test kit to a broader geographic reach and deploy the test kits rapidly, without having to impose difficult techniques or equipment on our lab partners or being tied down to a specific lab partner. As a result, we believe we can rapidly capture the T-Cell in-vitro diagnostics test kit market share in a short period of time.

Advanced Technologies with Competitive Pricing

The test kits distributed through ViraxClear offer very high sensitivity and specificity levels which allow consumers to obtain consistent test results with high accuracy from the safety of their own homes at a price that is as affordable in developing as in developed countries. In addition, our partnerships with various large Chinese and European biotechnology companies and manufacturers allow us to establish a procurement chain which enables us to distribute our ViraxClear diagnostic test kits to consumers at competitive pricing. Further, we can readily shift our procurement chain elsewhere based on procurement and shipping costs without incurring significant expenses. We will continue to seek opportunities to optimize our research and development to drive product development and commercial success and facilitate efficient use of capital.

Experienced Management Team with Extensive Industry Expertise and a Global Vision

Our Company has an experienced management team driven by a shared passion for the prevention, detection, diagnosis and risk management of viral diseases, particularly immunology. Our Company is led by our chief executive officer, Mr. James Foster, who had entrepreneurial successes in several investment companies before co-founding Virax. Mr. Foster initially worked at Royal Bank of Canada and NEX Group plc (formerly, ICAP plc). In 2009, Mr. Foster co-founded and became the vice president of Emerging Asia Capital, a resource focused mergers & acquisitions boutique firm. In 2013, Mr. Foster co-founded and became the chief operating officer of Cryptex Card, the world's first global debit card company for bitcoin. In 2014, Mr. Foster co-founded Natural Source Group Pte. Limited, a venture capital funded company. Our Chief Scientific Officer, Dr. Tomasz George is a veteran within the healthcare, diagnostics and wellness industries. Since October 2020, Mr. George has been providing scientific consulting services to Teranova Capital and VICE Media. Dr. George served as chief scientific officer of Verita Healthcare Group Ltd, a global healthcare company focusing on innovative diagnostics, care and personalized treatment and wellness regimens and products, from October 2019 to March 2021. From October 2011 to October 2019, he served as the head of scientific development and then chief scientific officer for Soza Health Ltd., a personalized health and wellness testing service providing tailored recommendations to improve health and longevity. Our Chief Technical Officer, Mr. Ternouth is a seasoned veteran within the consulting industry. In 2017, Mr. Ternouth served as a consultant at GDPR 360, a company providing specialist advisory services on GDPR legislation requirements for companies. From July 2015 to December 2016, Mr. Ternouth served as a senior manager of the IT consulting division at KPMG Management Consulting LLP, a consulting company. From 2014 to 2015, Mr. Ternouth served as the vice president ERP Fusion of Certus Solutions LLP, an Oracle platinum partner company specializing in the delivery of Oracle based business change programs. In 2010, Mr. Ternouth served as a consultant with Mokum Change Management, a consultancy company specializing in Oracle applications implementation. Other members of our management team are also industry veterans with diverse expertise, such as in developing advanced technology platforms, as well as overseeing investments, financing and other corporate development initiatives of various pharmaceutical companies, and possess keen insights into the latest trends in the global healthcare and pharmaceutical market. The vision and capabilities of our leadership team have contributed to a proven track record of launching successful products for Virax globally.

Expanding Research and Development Capabilities

Our Company has and is continuing to invest significant resources in research and development. For the years ended March 31, 2023 and 2022, our research and development expenses amounted to $397,109 and $433,743, respectively. As of March 31, 2023, we have an intellectual property portfolio consisting of 30 regional exclusivity licenses, 2 pending trademarks and 4 registered domain names. We intend to apply for an aggregate of 2 patents in 2023. We have built a strong research and development team and are developing our Virax branded products and a T-Cell IVD/Immune response Test kit under the ViraxImmune brand for COVID-19, which we subsequently intend to adapt for immunological profiling against multiple viral threats. We are also building a proprietary mobile application for ViraxImmune, using an in-house code, that will present an individual’s immunological profiling data and provide advice on the users’ immune system. Based on our management team’s analysis, we expect to file a patent for the ViraxImmune Cell diagnostic test kit and a copyright for the ViraxImmune app in 2023. As of March 31, 2023, our research and development team was composed of 5 personnel, which accounted for approximately 33.3% of our total employees. While Mr. James Foster and Mr. Cameron Shaw fulfilled their duties as chief executive officer and chief operating officer, respectively, they were also included in the research and development team in addition to Mr. Mark Ternouth, our Chief Technical Officer, and Dr. Tomasz George, our Chief Scientific Officer, due to their respective inputs and assistance to the innovations and developments of the ViraxClear and ViraxImmune business lines. Our research and development team has years of technology know-how in developing and launching products and services in response to market demands. We believe this can lead to a shorter time to market which in turn may allow us to fully capture opportunities presented by shifts in industry trends. Further, our in-house research and development team collaborate closely with our manufacturing and research and development partners to ensure our products receive timely updates and/or the new biotechnology to keep abreast of global outbreaks of viral diseases.

Our Strategies

Development of the proprietary ViraxImmune suite of IVD T-Cell test kits and development of the ViraxImmune Mobile Application that will allow consumers to access their test results and then link to a variety of information and advice regarding their immunological profile provided by their test results.

We believe COVID-19 brought the role of the healthcare industry to the forefront of society and has created the opportunity for us to be positioned in the IVD industry as the “go to” industry to rapidly develop the appropriate immunology responses to any pathogen, including future pandemics. To capture this opportunity, we have made significant investments in the development of a new brand and a technology platform, ViraxImmune, which we seek to initially develop a new COVID-19 diagnostic test kit aiming at the detection of T-Cell immune responses to the SARS-Cov-2 virus. We plan to continue to make significant investments to solidify and improve our diagnostic and technological edge. For example, with artificial intelligence, we aim to personalize and optimize user experience, display a variety of information regarding their immunological profile, and tailor health recommendations based on consumer individual test results within our mobile application under ViraxImmune, and thereby improve consumer engagements. Although we have developed a functioning prototype of T-Cell IVD/Immune response Test, we are still in the process of conducting further tests and we have not submitted any T-Cell IVD/Immune response Test to any regulatory agency for approval, we have identified other diseases where T-cell testing under ViraxImmune products could be an important diagnostic tool to identify other viral diseases. We believe we can leverage upon our technologies to develop and adapt the T-cell test which will allow us to grow our product offering under the ViraxImmune brand for a broader IVD application through T-cell testing to cover other viral threats. For further details on ViraxImmune, see “Our Products and Services — ViraxImmune” in this section.

Expand Sales and Marketing.

We intend to strengthen and expand our sales and marketing efforts by utilizing the following strategies, among others:

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
•
Penetrating other mature regions or countries through the provision of our technology. We recognize that there are further opportunities in other regions or countries that are also facing the challenges of viral diseases, including COVID-19. With the constant challenges of COVID-19 variants, we intend to focus on further penetrating other regions or countries, namely, the United States, Canada, the Middle East and Africa.
•
Expand our sales team. We plan to recruit additional employees to expand our sales team in our targeted sales regions or countries, namely, the United States, Canada, the Middle East, and Africa. We also plan to expand our sales team in our existing markets. With an increased sales workforce, we should be able to pursue further business opportunities with our key customers as well as target additional new clients.

Our Products and Services

Our product portfolio consists of IVD test kits distributed through our ViraxClear brand. Currently, we do not manufacture or develop any product that we sell in our product portfolio and we act as a distributor of third-party suppliers’ products. For the year ended March 31, 2023, revenues generated from our ViraxClear brand accounted for 100% of our total revenues.

ViraxClear is a diagnostics distributor, which distributes primarily the following COVID-19 IVD test kits we source from third-party suppliers, including: (i) Rapid Antibody IgC/IgM Test; (ii) Antigen Test; (iii) Polymerase Chain Reaction (“PCR”) Rapid Test; and (iv) Neutralizing Antibody Tests.

ViraxImmune is our upcoming brand and also our primary focus in the near future. We are developing proprietary T-Cell Test technology with the intention of providing an immunology profiling platform that assesses each individual’s immune risk profile against major global viral threats. The first test we are developing is a COVID-19 T-Cell IVD/Immune response Test kit, that we are aiming to bring to market once we submit our T-Cell IVD/Immune response Test for regulatory approval and obtain the relevant approval. ViraxImmune is focused on the proprietary development of our T-Cell IVD/Immune response Test kit linked to our immunology software application.

ViraxImmune

The responses to COVID-19 vary widely between individuals. Some individuals might be infected with the virus but exhibit no symptoms, whereas others may have serious and occasionally fatal responses. T-cells can reduce the severity of COVID-19 infection by inducing different types of protective immune response: Helper T-cells mediate the immune response by activating the production of virus-specific antibodies and by activating the Cytotoxic T-cells, which kill infected target cells.

After an individual becomes infected with COVID-19, SARS-Cov-2 IgG antibodies level increases within days but fades several months after disease recovery. SARS-Cov-2-specific memory T-Cells provide a long-term immunity as they remain in the body long after recovery. For example, T-cells specific to the original 2002 Severe Acute Respiratory Syndrome (“SARS”) virus have been found in survivors 17 years after the original infection.

After a development phase focusing on optimizing the reagents and the protocol, the ongoing analytic performance study evaluates the technical performances on clinical samples aiming to prove that the ViraxImmune technology has the ability to detect and quantify T-cells with specific SARS-Cov-2 response. All intellectual property rights developed during the course of the research activities will belong to our Company. Our subsequent clinical trials scheduled for Q3 2023 will be managed by an independent CRO company and conducted on 6 different sites located in Europe and USA. To guarantee the relevance of our clinical evidences, the study protocol will be addressed to the FDA via a pre-submission process for guidance.

We believe these tests are useful for determining an individual’s inherent protection from COVID-19 by their immune T-Cells, called adaptive immunity. This adaptive immunity to a virus can be acquired in a number of ways; firstly T-cells specific to a virus such as Sars-Cov-2 are developed following a past viral infection where an immune response is built up. These memory T-cells can remain in the body to fight off the same or similar viruses in the future. Secondly, T-cell related adaptive immunity can be acquired through vaccination, which triggers an immune response within the body. Thirdly, some of the memory T-cells that were generated after a previous infection with a different virus can cross-react with a new virus threat if both viruses are similar enough. In the case of SARS-Cov-2 this could be some other coronaviruses like versions of the common cold or the original SARS-Cov virus. To illustrate the effectiveness of a general T-cell in-vitro diagnostic test kit, according to a research report on “SARS-CoV-2-specific T cell immunity in cases of COVID-19, SARS, and uninfected controls”, independent third-party researchers tested samples of 2,200 people in Vo’, Italy, with a T-cell test and with an antibody test. Of the 70 people who had confirmed cases of COVID-19, the T-cell test correctly identified 97% of cases and the antibody test correctly identified 77% of cases, and of the more than 2,000 people who were tested negative for COVID-19, the T-cell diagnostic test also returned positive results for 45 people confirming cross-reactivity with T-cells developed against other viruses.

Currently, we are developing a functioning prototype of T-Cell IVD Test under the ViraxImmune Brand but further tests are required to provide enough clinical evidences to support our claims. We have not submitted any T-Cell IVD Test to any regulatory agency for approval. However, we plan to predominately submit our ViraxImmune T-Cell IVD test kit for regulatory approval in the United States, Canada, United Kingdom and European Union, as well as marketing to our existing ViraxClear distribution partners in South America and Africa for reselling. In these countries, we plan to use a combination of our existing regional distributors and continuous expansion of these existing distributors for sales to clinics, pharmacies, laboratories, hospitals, and other relevant groups for the regions outside of North America and Europe. Further, outside of these territories, we plan to contract with distributors who will market and sell our ViraxImmune T-Cell IVD test kit. Our target customer base includes hospitals, commercial testing laboratories, importers, and distributors. Our goal is to educate these groups through social media campaigns and other marketing channels with regard to the clinical, operational and economic benefits of switching from an antibody test to our T-Cell IVD test kit.

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

Long-Covid or Covid Long hauler syndrome may affect up to 20% of individuals who have contracted COVID-19, and even some individuals who have developed or will develop an adverse response to vaccination may have lasting effects. One of the fundamental mechanisms behind this adverse reaction involves immune cells in the body that start to express Sars-Cov-2 spike proteins (“Rogue” Immune Cells) even after the viral Sars-Cov-2 particles have been eradicated and the original infection is eradicated from the body. The memory T-cells to Sars-Cov-2, present within an individual can identify these Rogue Immune Cells. As such, our T-Cell IVD test may be effective at identifying Long-Covid as well as immunity to the original coronavirus disease.

Although we have not submitted any ViraxImmune products for regulatory approval, we have identified other diseases where T-cell testing under ViraxImmune products could be an important diagnostic tool to identify diseases. These include but not limited to: Post-Lyme, Fibromyalgia, Chronic Fatigue Syndrome, Epstein–Barr virus (better known as EBV), Human Papillomavirus (better known as HPV), Malaria, Tuberculosis, Dengue virus, Hepatitis B, Herpes (better known as HSV-1), Rabies, Mumps, Rubella, Measles, Cytomegalovirus (better known as CMV), Hepatitis C virus (better known as HCV), HIV, and Influenza A. The ViraxImmune test may also be a useful tool for allergy testing. We believe we can leverage upon our technologies to develop and adapt the T-cell test which will allow us to grow our product offering under the ViraxImmune brand for a broader IVD application through T-cell testing to cover over 14 viral threats.

Further, due to the on-going COVID-19 risks and the high probability of other diseases or variants causing another outbreak, international travel around the globe will continue to be significantly hindered due to the high risk of infection. As such, there is a “growing global consensus” for the need for a COVID-19 immunity passport to permit international travel based on digital proof of vaccination and a negative COVID-19 test result. As we believe that the general results of a T-cell diagnostic test will provide a better long term understanding of an individual’s COVID-19 status and immunity than other COVID-19 diagnostic tests, we believe that by linking our ViraxImmune diagnostic test kit to our immunology software application (collectively, “ViraxImmune Platform”), we can integrate the application through software development kits (“SDKs”) and application programming interfaces (“APIs”) to assist with the creation of an immunity passport system proposed by global authorities by allowing governments to have access to an individual’s test results, which could be ground breaking from a COVID-19 health perspective since there is no COVID-19 immunity passport as of March 31, 2023. Currently, vaccine passport technology is being rolled out globally and it is already extrapolating data streams from a variety of sources but is predominately based on government mandated vaccination programs. The governments integrate data through a variety of means and methods, including the procurement processes which we have played a role in applying previously. However, as of the date of this report, we have not engaged with any governments for ViraxImmune Platform. We believe that as vaccination efficacy continues to waver, and as time goes on, other forms of data and information will become crucial in understanding an individual’s ability to travel or cross borders safely. The ViraxImmune Platform will provide proprietary data flows to further governments’ application programs as they diversify data flows away from simple binary vaccinations as the sole indictor of travel suitability. We believe immune system responses can accurately paint a more accurate long-term picture of an individual’s likelihood to be protected from serious disease and will likely be associated with their chances of contracting a disease and the possibility of transmitting the disease to others. We foresee our ViraxImmune Platform and the information that we will produce from it will be a resourceful tool for every government globally if they are to feasibly open borders to all medium to high risk countries in the near to medium term future while also safeguarding their citizens as much as possible.

The general usage process of ViraxImmune diagnostic test kit is anticipated to be as follows: (i) the consumers select an approved phlebotomy site or a home visit service on the ViraxImmune health mobile application. ii) The blood samples are sent to the central laboratory for analysis. (iii) Blood is incubated with a set of peptides from SARS-Cov-2 or any other virus (iv) The immune response is evaluated. (v) The test results are sent securely to the consumer via our ViraxImmune health app. (vi) Health & lifestyle suggestions are individually tailored based on test results; and (vii) the test result data will be uploaded to the immunity passport systems that can be accessed by participating governments. Any customer who subscribes the immunity passport system must sign a user disclaimer disclaiming personal data before using our system. Users will also have the option to subscribe to a subscription service through our mobile application that provides on-going T-cell tests for novel antigens and the viruses that are most prevalent each year. Over time this will build up an extensive immune profile for each individual user. Areas of robust immunity where there is strong protection can be identified, as well as areas of weaker protection that need to be strengthened. Information will be provided to users to cover: health recommendations including but not limited to (a) tailored diet and lifestyle modifications or supplement recommendations from our approved partners, (b) the most useful vaccines for each individual, (c) the pathogens to which a person has the least protection and should be avoided wherever possible through mask wearing, social distancing, and avoiding hotspots or outbreak areas, (d) reducing physical, mental and oxidative stress; (e) healing intestinal dysbiosis; and (f) taking steps to tackle chronic inflammation. Our ViraxImmune diagnostic home test kit is the development phase (“development phase 2”) after development phase 1. ViraxImmune diagnostic home test kit is expected to allow customers to provide a blood sample from a user’s home to a ViraxImmune approved clinic. Currently, we are still in the process of conducting further tests and we have not submitted any ViraxImmune diagnostic kit to any regulatory agency for approval.

Mobile Application Functionalities

•

Long term verification for if an individual has previously contracted a viral disease;
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
•
APIs & SDKs within the mobile app to link with government immunity passport records where relevant as described above;
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

After obtaining the relevant regulatory approvals in the targeted jurisdictions for the T-Cell IVD Test under the ViraxImmune brand, namely, Canada, United Kingdom, the European Union and the United States for ViraxImmune, we will adapt our immune system testing technology for use at point-of-care or outside of a laboratory environment, with results delivered using a portable testing device. The device will utilize microfluidics, and biosensor technology we plan to develop in house. This will allow us to look at various biomarkers at point of care in a fraction of the time. We intend to develop the test so that it can be performed without the need for trained personnel, laboratory equipment and expensive reagents. The device we are developing is intended to be small and portable enough for easy point-of care or home testing. We anticipate that developments such as this will allow us to remain at the forefront of biomarker testing. As at the date of this report, we have not applied to any relevant regulatory approvals in the targeted jurisdictions for the T-Cell IVD Test under the ViraxImmune brand.

Based on our management’s assessment, the ViraxImmune Platform without the immunity passport system is our core strategy and the predominately value creation product under the ViraxImmune brand. The immunity passport system will provide a potential additional income stream under the ViraxImmune brand and provide additional added convenience benefit for users under the ViraxImmune Platform if the implementation is successful.

ViraxClear

ViraxClear is a diagnostics distributor, which distributes primarily the following test kits:

Range	Test Specification	Self-Test or Professional
Respiratory	SARs CoV2 Ag	Both
	FluAB/SARs CoV2 Ag	Both
	FluAB/SARs CoV2/RSV Ag	Both
	FluAB/SARs CoV2/RSV/ADV Ag	Both
	Strep A Ag	Professional

Range of Ag and multiplex PCR based tests for single and multiplex pathogens. Various pack sizes from 1 to 25 units Inc AIV FluAPCR, CoV2 Ab neutralizing, CoV2 Ag saliva, anti-TB, ADV Ag, MycoPneu IgM.

Professional
Pregnancy & Fertility	Rapid and digital pregnancy tests to indicate pregnancy and time from conception	Both
	LH surge - Ovulation	Both
	FSH - Ovulation	Both
	Sperm concentration tests – male potency	Both
Infectious Diseases	Currently sourcing a range of self-test Ag products for STI and other IDs	Self-Test
	A range of infectious diseases rapid Ag and multiplex PCR based tests. Includes Dengue, HBV, HCV, H Pylorii, GA rota, Noro, Adeno, Typhoid, Malaria, Zika, Chikungunya, EBV quant	Professional

STI	A range of STD tests including; HIV (blood and saliva) P24 ag, syphilis, Trichomonas, NG, CT, Candida	Professional
Drugs of Abuse	Multidrug screening panels (inc. saliva)	Professional
Oncology	TraFOB, PSA, Alpha Fetoprotein, carcinoembryonic Ag,	Professional
Cardiac	Inc. Cardiac marker panel, CK, cTnI,	Professional
Women’s Health	Multidrug screening panels incMultiplex PCR assay tests for simultaneous detection of ether 18 or 21 oncogenic HPV genotypes to aid patient management depending on genotype infection.	Professional
Other	Transferrin and CRP tests	Professional
ViraxVet	Various rapid and molecular tests for small animal veterinary diagnostics (Mainly Cats and Dogs)	Professional

Sales, Distribution, Marketing and Advertising

Our Company is continuing to build a strong sales and distribution network.

We do not manufacture any products under our ViraxClear brand and all of the products are sourced by us from third party suppliers located in China and/or Hong Kong for distribution.

ViraxClear has exclusive and non-exclusive distribution rights for its various IVD diagnostic test kits.

Further, our marketing strategy largely focuses on educating consumers, in particular corporate consumers, about our products as everyone may potentially be susceptible to a viral disease. We also plan to focus on clinics, pharmacies, laboratories, hospitals, and other relevant groups once we receive regulatory approval on our ViraxImmune product. We use a combination of techniques in our marketing approach including but not limited to social media campaigns and public relations. In our campaigns, we introduce other companies, consumers, medical personnel, administrative staff, laboratories and other relevant groups to the quality and cost-savings that our distribution products afford: namely, products that produce similar test results on detection of viral diseases against leading branded counterparts at an affordable price.

Product Quality and Safety

We believe that product safety and quality are critical. We have developed, implemented and enforced a robust product safety and quality programs. We have established critical control points throughout the entire supply chain for our finished goods to ensure compliance with our quality program. As of March 31, 2023, products distributed through our ViraxClear portfolio have received 8 CE certifications.

We use contract manufacturers to produce certain of our proprietary value-branded products. To ensure product quality, consistency and safety standards, we may actively monitor each contract manufacturer’s operations through the standard operating procedures and facility audits.

All of our third-party manufacturing facilities are required to have quality control standard operating procedures in place. We require our contract manufacturing facilities to maintain third-party certifications and pass our own quality system and safety audits, and for CE-regulated products, to comply with the Good Manufacturing Practices of the European Union. Third-party certifications provide an independent and external assessment that a product and/or process complies with applicable safety regulations and standards, though a regulatory authority may disagree with that assessment. In addition, our quality control team conducts reviews of all aspects of our supply chain to ensure that the finished goods, and manufacturing processes meet our strict safety and quality requirements and that all the aspects of our supply chain are rigorously tested prior to being used in our products.

Key Supplier Relationship

We source our suppliers through multiple channels: (i) through referrals from counterparties, (ii) through industry exhibitions/expos, and (iii) through our distributors. Our suppliers are divided into two categories: (1) those manufacturing our products as per our manufacturing standards, and (2) those providing products for our distribution. We purchase all our tests from external suppliers. SingaporeCo and UKco purchase our test kits from a variety of sources including Nanjing Vazyme Medical Technology Co., Ltd. (“Nanjing Vazyme”) Wuhan Easy Diagnosis Biomedicine Co Ltd,, Jiangsu Bioperfectus Technologies Co., Ltd and Safecare Biotech (Hangzhou) Co.,Ltd. Our Company works closely with our suppliers to assure continuity of supply while maintaining high quality and reliability. To date, our Company has not experienced any significant difficulty in locating and obtaining the materials necessary to fulfill our production schedules.

Key Customer Relationship

Our Company has two types of customers: (i) direct end user customers, which includes corporations, independent laboratories, large hospital systems and public and private institutions covering 3 regions, and (ii) distributor customers, which distribute our own brands and products we sourced from third party suppliers in South America, Asia Pacific and Africa.

Research and Development

For years ended March 31, 2023 and 2022, our research and development expenses amounted to $397,109 and $433,743, respectively. As of March 31, 2023, our internal R&D team was composed of 3 personnel, who have expertise in leading projects from feasibility to late development stages and manufacturing.

We have entered into service agreements with certain third-party specialist companies to outsource the development of Virax branded products and a T-Cell IVD test kit under the ViraxImmune brand for COVID-19, which we subsequently intend to adapt for immunological profiling against multiple viral threats. We are also building a proprietary mobile application for ViraxImmune that will present an individual’s immunological profiling data and provide advice on the users’ immune system.

We are highly selective in choosing third-party specialist companies, assessing their qualifications in many criteria, including but not limited to, research and development capabilities, pricing, and quality of products. Our dedicated personnel regularly inspect our third-party specialist research companies’ practices and progress. To assist with the R&D process, we provide some of our proprietary know-how, and license our intellectual property rights and technologies, to certain of these companies. To assure the achievements of our product development, we set forth relevant research requirements and milestones. To protect our proprietary know-how and intellectual property rights and potential inventions developments, our contracts also include confidentiality clauses and invention assignment clauses on the technologies developed by third-parties collaborating with us. Such framework agreements typically have a term until the final version of the product is developed, research scope, confidentiality, invention assignment, and may be terminated by either party with advance notice.

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

We believe our rights to patents, copyrights, trademarks and other intellectual property rights serve to distinguish and protect our products from infringement and contribute to our competitive advantages. As of March 31, 2023, we had rights to 30 regional licenses, 6 pending trademarks and 4 registered domain names. Our regional licenses are summarized in the following table:

No	PRODUCT	JURISDICTION	EXCLUSIVITY COMMENCE DATE	EXCLUSIVITY EXPIRATION DATE	NAME OF EXCLUSIVITY SUBSIDIARY
1	SARS-COV-2 Antigen Detect Kit	CANADA	August 4, 2021	August 3, 2023	VIRAX BIOLABS LIMITED[CS1]
2	SARS-COV-2 Neutralizing Antibody Elisa Kit	CANADA	August 4, 2021	August 3, 2023	VIRAX BIOLABS LIMITED[CS2]

3	AIV H579 PCR	UK	April 1, 2023	March 31, 2024	VIRAX BIOLABS (UK) LIMITED
4	AIV H579 PCR	FRANCE	April 1, 2023	March 31, 2024	VIRAX BIOLABS (UK) LIMITED
5	AIV H579 PCR	PORTUGAL	April 1, 2023	March 31, 2024	VIRAX BIOLABS (UK) LIMITED
6	AIV H579 PCR	NETHERLAND	April 1, 2023	March 31, 2024	VIRAX BIOLABS (UK) LIMITED
7	AIV H579 PCR	BELGIUM	April 1, 2023	March 31, 2024	VIRAX BIOLABS (UK) LIMITED
8	AIV H579 PCR	SWEDEN	April 1, 2023	March 31, 2024	VIRAX BIOLABS (UK) LIMITED
9	AIV H579 PCR	FINALND	April 1, 2023	March 31, 2024	VIRAX BIOLABS (UK) LIMITED
10	AIV H579 PCR	DENMARK	April 1, 2023	March 31, 2024	VIRAX BIOLABS (UK) LIMITED
11	AIV H579 PCR	NORWAY	April 1, 2023	March 31, 2024	VIRAX BIOLABS (UK) LIMITED
12	AIV H579 PCR	GERMANY	April 1, 2023	March 31, 2024	VIRAX BIOLABS (UK) LIMITED
13	AIV H579 PCR	SWITZERLAND	April 1, 2023	March 31, 2024	VIRAX BIOLABS (UK) LIMITED
14	AIV H579 PCR	AUSTRIA	April 1, 2023	March 31, 2024	VIRAX BIOLABS (UK) LIMITED
15	AIV H579 PCR	GREECE	April 1, 2023	March 31, 2024	VIRAX BIOLABS (UK) LIMITED
16	AIV H579 PCR	CYPRUS	April 1, 2023	March 31, 2024	VIRAX BIOLABS (UK) LIMITED

17	Marburg PCR	UK	April 11, 2023	April 10, 2024	VIRAX BIOLABS (UK) LIMITED
18	Marburg PCR	FRANCE	April 11, 2023	April 10, 2024	VIRAX BIOLABS (UK) LIMITED
19	Marburg PCR	PORTUGAL	April 11, 2023	April 10, 2024	VIRAX BIOLABS (UK) LIMITED
20	Marburg PCR	NETHERLAND	April 11, 2023	April 10, 2024	VIRAX BIOLABS (UK) LIMITED
21	Marburg PCR	BELGIUM	April 11, 2023	April 10, 2024	VIRAX BIOLABS (UK) LIMITED
22	Marburg PCR	SWEDEN	April 11, 2023	April 10, 2024	VIRAX BIOLABS (UK) LIMITED
23	Marburg PCR	FINALND	April 11, 2023	April 10, 2024	VIRAX BIOLABS (UK) LIMITED
24	Marburg PCR	DENMARK	April 11, 2023	April 10, 2024	VIRAX BIOLABS (UK) LIMITED
25	Marburg PCR	NORWAY	April 11, 2023	April 10, 2024	VIRAX BIOLABS (UK) LIMITED
26	Marburg PCR	GERMANY	April 11, 2023	April 10, 2024	VIRAX BIOLABS (UK) LIMITED
27	Marburg PCR	SWITZERLAND	April 11, 2023	April 10, 2024	VIRAX BIOLABS (UK) LIMITED
28	Marburg PCR	AUSTRIA	April 11, 2023	April 10, 2024	VIRAX BIOLABS (UK) LIMITED
29	Marburg PCR	GREECE	April 11, 2023	April 10, 2024	VIRAX BIOLABS (UK) LIMITED
30	Marburg PCR	CYPRUS	April 11, 2023	April 10, 2024	VIRAX BIOLABS (UK) LIMITED

Further, we intend to apply for an aggregate of 2 patents in 2023. As of the date of this report, we applied for 2 patents, including exemplary jurisdictions where patent applications have been filed, and expected expiration dates are summarized in the following table:

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

We are developing a T-Cell IVD/Immune response Test kit under the ViraxImmune brand for COVID-19, which we subsequently intend to adapt it for immunological profiling against multiple viral threats. We are also building a proprietary mobile application for ViraxImmune, using an in-house code, that will present an individual’s immunological profiling data and provide advice on the users’ immune system. We have filed for two patents and based on our management team’s analysis, we expect to file additional patents for the ViraxImmune Cell diagnostic test kit and a copyright for the ViraxImmune app in 2022. With a potential acquisition of a patent, we aim to integrate it into ViraxImmune’s product offering, as well as license it to third parties.

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

Competition

We face significant competition in our evolving industries from numerous competitors, particularly the in-vitro diagnostics industry. In particular, due to the rapid growth of these industries being driven by the recent global COVID-19 pandemic. To differentiate us from other in-vitro diagnostics providers in the industry, we distribute more cost-efficient diagnostic test kits with a high sensitivity and specificity levels to major viral diseases response. We complement our advantage through our long standing relationship with large Chinese and European biotech companies and manufacturers along with our distribution network to ensure we release timely updates and apply the appropriate updated or new biotechnologies to our diagnostic test kits.

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

Regulations

This section sets forth a summary of the significant regulations or requirements in the jurisdictions where we conduct our material business operations, namely Singapore. The primary Singapore laws and regulations, which do not purport to be complete, to which we are subject relate to foreign investment, dividend distributions, foreign exchange controls, data protection, intellectual property rights, anti-money laundering and terrorism financing and employment and labor. This section also sets forth a summary of regulatory approval on medical device products for the relevant jurisdictions for IVD and a summary of the relevant PRC laws, regulations and government policies that are relevant to Shanghai Xitu in the PRC.

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

Regulations on Labor

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

Summary of Regulatory Approval on Medical Device Products (Relevant Jurisdictions)

European Union

The European In-Vitro Diagnostic Regulation (IVDR 2017/746) (“IVDR”) introduced a new risk-based classification system and requirements for conformity assessments.

Products self-certified placed on the market before May 22, 2022 under the European In-Vitro Diagnostic Devices Directive (IVDD 98/79/EC) (“IVDD”) may remain on the market until the following dates, afterward they will require the involvement of a Notified Body under the IVDR for the first time:

•
high individual risk and high public health risk products (Class D): May 26, 2025;
•
high individual risk and/or moderate public health risk products (Class C): May 26, 2026;
•
moderate individual risk and/or low public health risk (Class B): May 26, 2027; and
•
low individual risk and low public health risk products placed on the market in a sterile condition (Class A sterile): May 26, 2027.

IVD manufacturers may only rely on the transitional provisions above provided that: (i) the devices continue to comply with applicable requirements imposed by the IVDD; (ii) they respect the IVDR requirements relating to post-market surveillance, market surveillance, vigilance, registration of economic operators and devices from 26 May 2022 in place of the corresponding requirements in the IVDD; and (iii) no significant changes are made in the design and intended purpose of the devices during the transitional period.

CE Marking is required for all IVD devices sold in Europe. CE Marking indicates that an IVD device complies with the IVDR and that the device may be legally commercialized in the EU.

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
(c)
For all devices except Class I, have ISO 13485 quality system (re)audited by an Auditing Organization (“AO”) under MDSAP. Several large European Notified Bodies also "the Group" act as Registrars recognized by Health Canada. A company’s new ISO 13485 certificate will be issued upon successful completion of the (re)audit.
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

IVDs compliant with the EU in vitro diagnostic medical devices regulation (EU IVDR) can be placed on the Great Britain market up until the 30 June 2030. We intend to use the recognized CE marks that we will apply with the European Union for our medical device product, namely our current in development T-Cell IVD Test under the ViraxImmune brand. After which, we will apply with the UK Medicine and Healthcare Products Regulatory Agency for a UK Conformity Assessed mark.

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

PRC laws and regulations applicable to Shanghai Xitu

As illustrated in “Corporate History and Structure” Shanghai Xitu Consulting Co., Limited (“Shanghai Xitu”) is our Company's sole PRC subsidiary. Shanghai Xitu is a wholly owned subsidiary of Logico BVI, and is classified as a wholly foreign owned enterprise (“WFOE”) under PRC law.

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
(2)
As at the date of this report, Shanghai Xitu has submitted its relevant incorporation information to the MOFCOM.

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

Virax Biolabs USA Management, Inc. — Virax Biolabs USA Management, Inc. was incorporated on August 1, 2022 under the laws of the United States, a wholly-owned subsidiary of Virax Cayman and structured as a management company for operations within the United States.

Virax Biolabs Limited — Virax Biolabs Limited, incorporated on April 14, 2020 under the laws of Hong Kong, was previously named as “Shanghai Biotechnology Devices Limited” and effected a name change to “Virax Biolabs Limited” on July 12, 2021. Virax Biolabs Limited, our wholly-owned Hong Kong subsidiary, serves as a holding company.

ViraxImmune T-Cell Medical Device Company Limited — ViraxImmune T-Cell Medical Device Company Limited, a wholly-owned subsidiary of HKco, incorporated on January 16, 2017 under the laws of Hong Kong, was previously named as “Stork Nutrition Asia Limited” and effected a name change to “ViraxImmune T-Cell Medical Device Company Limited” on September 10, 2021. It is primarily engaged in the research and development of T-Cell blood analysis.

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

The following diagram illustrates our corporate structure:

Virax Biolabs Group Limited (Cayman Island ) (Holding Company)
100%
100%
Virax Biolabs USA Management, Inc. (United States)
Virax Biolabs (UK) Limited (United Kingdom)
100%
Virax Biolabs Limited (Hong Kong)
100%
95.65%
Virax Immune T-Cell Medical Device Company Ltd. (Hong Kong)
Virax Biolabs Pte. Limited (Singapore)
100%
Logico Bioproducts Corp. (British Virgin Islands)
100%
Shanghai Xitu Consulting Co., Limited (PRC)

D. Property, plants and equipment.

We are headquartered in London, United Kingdom. We have entered into short term lease agreements for an office in Shanghai, with an expiration date in September 2023.

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

Virax Biolabs Group Limited and its subsidiaries is a global innovative biotechnology company focused on the prevention, detection, diagnosis, and risk management of viral diseases with a particular interest in the field of T-Cell in Vitro Diagnostics. Virax Cayman is a Cayman Islands company, with operations in the United Kingdom and Hong Kong, with operating subsidiaries in the US, Singapore, China and British Virgin Islands and has been operating since 2013. The Company is in the process of developing and manufacturing tests that can predict adaptive immunity to viral diseases. The Company's mission is to protect people from viral diseases through the provision of diagnostic tests, tests for adaptive immunity, and education through a wellness mobile application which could allow people to make informed decisions regarding their viral risks.

Diagnostics test kits are distributed through our ViraxClear brand. Currently, we do not manufacture or develop any product that we sell in our ViraxClear product portfolio, and we act as a distributor of third-party suppliers’ products. However, we believe our products, in particular diagnostic test kits, provide significant value for consumers, through improved detection of diseases, improvements in health, wellness and productivity as well as by reducing other healthcare costs, such as emergency visits and hospitalizations. Our Company also seeks to maximize consumers’ access to our products and services through competitive pricing and regular evaluations of our pricing arrangements and contracts with our distributors. We also expect to launch an upcoming brand, ViraxImmune, with the intention of providing an immunology profiling platform that assesses each individual’s immune risk profile against major global viral diseases. We are in the process of developing a T-Cell Test under the ViraxImmune brand and will apply for regulatory agency approval. We believe that the T-Cell Tests and immunology platform we are developing under the ViraxImmune brand will be particularly useful in assisting in the threat analysis of the major viruses faced globally. Initially, we will be focusing diseases including but not limited to COVID-19, Human Papillomavirus (better known as HPV), Malaria, Hepatitis B, and Herpes (better known as HSV-1). The results and education for specific viruses will be delivered through our mobile based immunology application.

Currently, we are in the process of developing our distribution network under our ViraxClear brand to include, but not limited to, clinics, pharmacies, laboratories, hospitals, pharmaceutical companies, research institutions, CROs, and other relevant groups on an international basis including but not limited to Europe and Sub-Saharan Africa, and we intend to extend our geographical reach to North America in 2024.

ViraxClear is diagnostics distributing, which is able to distribute the following COVID-19 test kits the that we can source from third-party suppliers, including: (i) Rapid Antibody IgC/IgM Test; (ii) Antigen Test; (iii) Polymerase Chain Reaction (“PCR”) Rapid Test; and (iv) Neutralizing Antibody Tests. We can also source Monkeypox PCR detection kits, Monkeypox antigen kits, HPV PCR kits and RSV-Influenza-COVID triple virus antigen rapid test kits from third-party suppliers. We are able to distribute and sell those products in Europe, South America, Africa and Asia and any market accepting a CE Mark and intend to penetrate new markets, such as North America, by working with strategic distribution partners.

Currently, to facilitate the sales and distribution of our ViraxClear products, we predominately rely on our key suppliers, Nanjing Vazyme Medical Technology Co., Ltd and Core Technology Co., Ltd, Wuhan Easy Diagnosis Biomedicine Co Ltd, Jiangsu Bioperfectus Technologies Co., Ltd and Safecare Biotech (Hangzhou) Co., Ltd in China for diagnostics test kits.

Results from Operations

Years Ended March 31, 2023 and 2022

	For the Year Ended March 31,
	2023	2022
Revenues	$8,561	$—
Cost of revenues	9,926	—
Gross Profit (Loss)	(1,365)	—

Operating Expenses
Sales and Marketing	$26,616	$13,818
Research & Development	397,109	433,743
General and Administration	5,307,671	1,286,118
Total operating expenses	5,731,396	1,733,679

Operating loss	$(5,732,761)	$(1,733,679)

Other Income/(Expense)	274,998	(16,191)

Net Loss	$(5,457,763)	$(1,749,870)

Other Comprehensive Income (Loss)
Foreign currency adjustment	(111)	(965)
Total Comprehensive Loss	$(5,457,652)	$(1,748,905)

Revenues

Revenue was $8,561 for the year ended March 31, 2023 which consisted of sales from our ViraxClear test kit distributions to one customer. There were no revenues for the year ended March 31, 2022.

Cost of revenues

Cost of revenue for the year ended March 31, 2023 was $9,926 and which consisted of test kit supply cost from the manufacturer associated with the sales from our ViraxClear test kit distribution discussed above. There were no cost of revenues for the year ended March 31, 2022.

Gross loss

Gross loss for the years ended March 31, 2023 and 2022 was $1,365 and $0, respectively. The gross loss for the year ended March 31, 2023 is attributed to the ViraxClear test kit distributions to one customer.

Operating Expenses

Operating expenses were $5,731,396 and $1,733,679 for the years ended March 31, 2023 and 2022, respectively, representing a significant increase of approximately 231%.

	For the Year Ended March 31,
	2023	2022
Operating expenses:
Sales and Marketing	$26,616	$13,818
Research and Development	397,109	433,743
General and Administration	5,307,671	1,286,118
Total operating expenses	$5,731,396	$1,733,679

Components of Operating Expenses are as follows:

Sales and Marketing - The increase in sales and marketing costs were primarily related to the majority of the development of the Company's new Virax brands, packaging and websites.

Research and Development - For the year ended March 31, 2023, research and development expenses consisted of entirely of clinical protocol and performance studies from third party laboratory partners. For the year ended March 31, 2022, approximately 73% and 50% of our chief executive officer’s, Mr. James Foster, and our chief operating officer’s, Mr. Cameron Shaw, consulting costs amounting to $129,881 were related to research and development expenses to introduce, innovate and improve the Company's products and services. The remaining research and development costs were attributable to our science and technical team of $203,202 as well as outside services of $100,661. Consulting costs to our chief executive officer and chief operating officer is considered as research and development expenses when a proportion of the relevant employee’s time is dedicated to research and development work for the Company. Since April 2021, the Company started to engage external parties, namely, selected third-party specialist research and development companies and contracted consultants and scientists, to assist with its research and development as its portfolio moves into concept validation and testing.

General and Administration - For the years ended March 31, 2023 and 2022, general and administrative costs were $5,307,671 and $1,286,118, respectively. The significant increase in general and administrative costs were mainly due to the increase in costs relating to the preparation for the IPO and costs associated ongoing operations. The majority of the increase was attributed to hiring for all levels of personnel. Salaries and benefits for the year ended March 31, 2023 was $1,842,699, and increase of $1,792,638 from $50,060 for the year ended March 31, 2022. Stock-based compensation for the year ended March 31, 2023 was $1,734,601 while there was no stock-based compensation for the year ended March 31, 2022. Directors and officers insurance for the year ended March 31, 2023 was $490,154, while there was none for the years ended March 31, 2022. In addition, travel expenses increased $79,497 from $390 to $79,886 for the year ended March 31, 2023.

Income tax expense

There was no income tax expense for the years ended March 31, 2023 and 2022.

Total other Income, Expense and Other, Net

For the years ended March 31, 2023 and 2022, our total other expenses was $274,998 and $16,191, respectively. Interest expenses amounted to $15,468 and $15,438 for the years ended March 31, 2023 and 2022, respectively, and the Company recorded a gain on debt extinguishment of $294,383 for the year ended March 31, 2023.

Net loss

For the years ended March 31, 2023 and 2022, our net loss was $5,457,763 and $1,749,870, respectively. As discussed above, the net loss for the year ended March 31, 2023 and 2022 consists of the expenses discussed above in Sales and Marketing, Research and Development, and General and Administrative.

B. Liquidity and capital resources.

Cash Flows

For the years ended March 31, 2023 and 2022

	For the Year Ended March 31,
	2023	2022
Cash from operating activities	(4,179,767)	(811,991)
Cash from investing activities	(178,403)	—
Cash from financing activities	13,688,952	813,205

Effect of exchange rate change
Change in cash during the year	9,330,782	4,135
Cash, beginning of the year	21,756	17,621
Cash, end of the year	9,352,538	21,756

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

On November 8, 2022, the Company entered into a Securities Purchase Agreement (the “November SPA”) with an accredited investor (the “Purchaser”) for a private placement offering, pursuant to which the Company received gross proceeds of approximately $3,844,500, before deducting placement agent fees and other offering expenses, in consideration of (i)1,165,000 Ordinary Shares; (b) 1,165,000 pre-funded warrants (“November Pre-Funded Warrants”), and (iii) 3,495,000 warrants (“Ordinary Warrants”) at a combined purchase price of $1.65 per Ordinary Share and one and a half Ordinary Warrant, or approximately $1.65 per Pre-Funded Warrant and one and a half Ordinary Warrant if purchasing the Pre-Funded Warrants (the “November Offering”). The Company has agreed to issue to the Purchaser unregistered warrants to purchase up to 3,495,000 ordinary shares (the “Ordinary Warrants”).

On March 8, 2023, the Company entered into a second Securities Purchase Agreement (the “Second Securities Purchase Agreement”) with the same Purchaser for a second private placement offering, pursuant to which the Company received gross proceeds of approximately $4,000,000, before deducting placement agent fees and other offering expenses, in consideration of (i)1,500,000 Ordinary Shares; (b) pre-funded warrants to purchase 2,343,309 Ordinary Shares (the “March Pre-Funded Warrants”), (iii) series A preferred investment options to purchase up to 3,497,412 Ordinary Shares (the “Series A Preferred Investment Options”), and (iv) series B preferred investment options to purchase up to 3,843,309 Ordinary Shares (the “Series B Preferred Investment Options” collectively with the Series A Preferred Investment Options, the “Preferred Options”) at a purchase price of $1.04077 per Ordinary Share and associated Preferred Options and a purchase price of $1.04067 per March Pre-Funded Warrant and associated Preferred Options (the “Offering”). In addition, the Company issued warrants to purchase up to 269,032 Ordinary Shares at $1.3010 per share to H.C. Wainwright & Co., placement agent of the Offering, or its assignee (the “Placement Agent Warrants”).

Net cash used in operating activities was $4,179,767 and $811,991 for the years ended March 31, 2023 and 2022, respectively. The increase in cash used for operations was mainly due to increased losses as the Company increased general and administrative and research and development costs associated with developing our Virax brands during the year ended March 31, 2023 as discussed above.

Net cash used in investing activities was $178,403 and $0 for the years ended March 31, 2023 and 2022, respectively. Investing activities for the year ended March 31, 2023 consisted of capitalization of certain intangible software costs associated with the development of the ViraxImmune mobile application.

Net cash provided by financing activities was $13,688,952 and $813,205 for the years ended March 31, 2023 and 2022, respectively. The increase in cash flows from financing activities was due to the IPO and the Securities Purchase Agreement and the Second Securities Purchase Agreement, as discussed above. All costs associated with the IPO and each private placement were accounted for as offering costs as part of Stockholders' Equity.

The Company has an accumulated deficit of $11,794,460 million at March 31, 2023. Currently, we have not generated consistent cash flows to fund our operations yet. As of March 31, 2023, the Company had a cash balance of $9,352,538.

We plan to support our future research and development program, obtain product certification approvals in the territories we have identified, establish our distribution networks, and for general working capital and expenses purposes from our current cash balance. We may, however, over the longer term require additional capital to fund further research and development expenditures.

At present, we have not generated any significant revenue from existing operations. Our continued existence is dependent on our current cash balance, the ability to obtain necessary financing to fund working capital, complete the planned product certification approvals in the territories we have identified and to establish our distribution networks. We do not expect to generate sufficient internal cash flows to finance these costs in the foreseeable future.

As noted above, the continuation of our current business plan requires us to raise significant additional capital. With the current cash balance, we believe that we will have sufficient cash resources to fund our plan of operations and our working capital requirements through 2023. If we are unable to do so, we may have to curtail our business plans. We intend to use our current cash balance for primarily research and development program, obtaining product certification approvals in the territories we have identified, establishing our distribution networks and for general working capital and expenses purposes.

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

For information concerning our research and development policies for the last two years and a description of the amount spent during the last two fiscal years on company-sponsored research and development activities, see “Item 5. Operating and Financial Review and Prospects— Results of Operation.”

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

E. Critical Accounting Estimates

We prepare our financial statements in accordance with IFRS. In doing so, we must make estimates and assumptions that affect our reported amounts of assets, liabilities and expenses, as well as related disclosure of contingent assets and liabilities. In some cases, we could reasonably have used different accounting policies and estimates. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. Significant estimates include, but are not limited to, those related to deferred revenue, revenue recognition, and stock-based compensation. For further significant accounting policies please see Note 2 to our audited consolidated financial statements of this annual report. We believe that our accounting policies contained therein are critical in fully understanding and evaluating our financial condition and operating results.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets forth information regarding our executive officers and directors as of the date of this Annual Report on form 20-F.

Name	Age	Position
James Foster	37	Director, Chief Executive Officer and Chairman
Tomasz George	39	Chief Scientific Officer
Mark Ternouth	56	Chief Technical Officer
Cameron Shaw	37	Director and Chief Operating Officer
Jason Davis	51	Chief Financial Officer
Yair Erez	49	Independent Director
Evan Norton	48	Independent Director
Nelson Haight	58	Independent Director

Below is a summary of the business experience of each our executive officers and directors:

James Foster is our co-founder and has been serving as our Chief Executive Officer, Chairman of the Board of Directors, and Director. From 2014 to June 2021, Mr. Foster co-founded and served as a board member of Natural Source Group, a nutraceutical product development and distribution company prior to merging with our Company. From February 2017 to January 2018, he served as an advisor of Pacific Rim Cobalt Corp., an electric Vehicle focused natural resource company. From 2014 to 2015, Mr. Foster served as the co-founder, director, and Chief Operating Officer of Cryptex Card Inc., the company that introduces the world’s first Bitcoin Debit Card. From 2009 to 2013, he served as a board member, vice president, and co-founder of Emerging Asia Capital, a resource focused mergers & acquisitions boutique firm. From June 2008 to November 2008, he served within equity sales of NEX Group plc (formerly, ICAP plc), a securities company. From 2004 to 2005, he has worked with fixed income with Royal Bank of Canada. He received a Bachelor’s Degree in American Studies & Chinese from Nottingham University and a Master’s Degree in International Business Management (China) from School of Oriental & African Studies in London in 2008 and 2009, respectively. We believe Mr. Foster’s extensive experience qualifies him to serve as our director and Chief Executive Officer.

Tomasz George is our Chief Scientific Officer. Since February 2021, he has been serving as the chief scientific officer of ConnectedLife Health Ltd, a company engaged in healthcare. From October 2019 to March 2021, he served as Chief Scientific Officer of Verita Healthcare Group Ltd, a global healthcare company focusing on innovative diagnostics, care and personalized treatment and wellness regimens and products. From October 2011 to October 2019, he served as the head of Scientific Development and then subsequently the Chief Scientific Officer for Soza Health Ltd., a personalized health and wellness testing service providing tailored recommendations to improve health and longevity. From 2009 to 2010, he served as the postdoctoral research associate at Imperial College London. From 2005 to 2010, he served as a research scientist at University of London. He received a Bachelor’s Degree in Physiology from University

College London and PhD in Human and Applied Physiology from King’s College London in 2005 and 2009, respectively. We believe Dr. George’s extensive experience qualifies him to serve as our Chief Scientific Officer.

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

Cameron Shaw is our co-founder and has been our Chief Operating Officer and Director. From 2014 to July 2018, Cameron co-founded and served as the chief operating officer of Natural Source Group, a nutraceutical product development and distribution company prior to merging with our Company. Since June 2016, he has been serving as a board member and strategic advisor at Pent Developments Ltd, an airspace developer and innovator. From 2012 to 2014, he served as the chief executive officer of Merzura Ltd a Hong Kong Investment advisory company, which focused on structuring outbound investments on behalf of Chinese companies and launching European brands in the China market. From 2009 to 2012, he was a co-founder and a board member of Femme 500 Ltd., a luxury lifestyle membership tech startup based in China. Mr. Shaw received a Bachelor of Arts degree from the University of York and a Mandarin Diploma from Beijing Language and Culture University in 2007 and 2009, respectively. We believe Mr. Shaw’s extensive experience qualifies him to serve as our director and Chief Operating Officer.

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

Nelson Haight is our independent Director. Mr. Haight is a finance executive with over 30 years of professional experience, Mr. Nelson Haight currently serves as Executive Vice President and Chief Financial Officer of TEAM, Inc., (NYSE: TISI) which he joined in June 2022. Previously from June 2020 to June 2022, he served as Senior Vice President, Chief Financial Officer and Treasurer for Key Energy Services, Inc.. From September 2019 to June 2020, Mr. Haight was the interim Chief Financial Officer for Element Markets, LLC, an environmental commodities firm. From November 2018 to June 2019, Mr. Haight was the interim Chief Financial Officer for Epic Companies, LLC, a family office backed oilfield service company. Between July 2017 and September 2018, Mr. Haight was the Chief Financial Officer of Castleton Resources, LLC, a privately held exploration and production company. From December 2011 to July 2017, Mr. Haight served in various capacities from Vice President to Chief Financial Officer at Midstates Petroleum Company, Inc. Mr. Haight served as a member of the board of directors of Mountain Crest Acquisition Corp (Nasdaq: MCAC) from January 2020 to February 2021, and served as a member of the board of directors of Mountain Crest Acquisition Corp. II (Nasdaq: MCAD) from October 2020 to October 2021. He has been serving as a member of the board of directors of Mountain Crest Acquisition Corp. III (Nasdaq: MCAE) since March 2021. He has also been serving as a member of the board of directors of Mountain Crest Acquisition Corp. IV (Nasdaq: MCAF) since March 2021. He has also been serving as a member of the board of directors of Mountain Crest Acquisition Corp. V (Nasdaq: MCAG) since April 2021. Mr. Haight received an MPA and BBA from the University of Texas at Austin in May 1988 and is a Certified Public Accountant and member of the American Institute of Certified Public Accountants. We believe Mr. Haight's extensive experience qualifies him to serve as our independent director.

B. Compensation.

Compensation of Directors and Senior Management

The term ‘office holder’ as defined in the Companies Law includes a general manager, chief business manager, deputy general manager, vice general manager, any other person fulfilling or assuming the responsibilities of any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the general manager or the chief executive officer. As of March 31, 2023, in addition to the three members of the Board of Directors (including the Company’s Chief Executive Officer and Chief Operating Officer), the Company considers three other individuals, to be office holders.

The following table presents information regarding compensation reflected in our financial statements for five most highly compensated office holders, as of March 31, 2023.

	Year	Salary	Bonus	Option Awards (1)	Total
James Foster, Chief Executive Officer	2023	247,500	100,000	1,277,675	1,625,175
	2022	137,766	—	—	137,766

Cameron Shaw, Chief Operations Officer	2023	215,000	100,000	1,277,675	1,592,675
	2022	60,000	—	—	60,000

Dr. Tomasz George, Chief Scientific Officer	2023	144,000	50,000	257,250	451,250
	2022	166,275	—	—	166,275

Mark Ternouth, Chief Technical Officer	2023	90,000	—	315,560	405,560
	2022	42,163	—	—	42,163

Jason Davis, Chief Financial Officer	2023	237,500	—	686,000	923,500
	2022	—	—	—	—

Evan Norton, Independent Director	2023	27,500	—	68,600	96,100
	2022	—	—	—	—

Yair Erez, Independent Director	2023	27,500	—	68,600	96,100
	2022	—	—	—	—

Nelson Haight, Independent Director	2023	14,783	—	27,400	42,183
	2022	—	—	—	—

(1) These amounts represent the aggregate grant fair value of stock options granted in the year ended March 31, 2023, calculated in accordance with IFRS 2 “Share-based payment". Assumptions used in the calculation of these amounts are discussed in Note 11 to our Consolidated Audited Financial Statements for the year ended March 31, 2023, included in Item 8. Financial Information, below.

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

Each of our executive's employment agreements are filed as an exhibit in this Annual Report on Form 20-F.

Equity Incentive Plans

Our Board and shareholders adopted a 2022 Equity Incentive Plan and a 2023 Equity Incentive Plan to provide additional means through the grant of awards to attract, motivate, retain and reward selected key employees and other eligible persons. Below is a summary of the equity incentive plans terms:

Shares Subject to the equity incentive plans

A total of 1,319,418 of our Ordinary Shares is available for issuance under the 2022 Equity Incentive Plan and a total of 2,500,000 of our Ordinary Shares is available for issuance under the 2023 Equity Incentive Plan. If an award granted under either equity incentive plan is forfeited, canceled, settled, or otherwise terminated without a distribution of Ordinary Shares, the Ordinary Shares underlying that award will again become available for issuance under the equity incentive plan. If Ordinary Shares delivered under the 2022 Equity Incentive Plan or 2023 Equity Incentive Plan are tendered or withheld to pay the exercise price of a share option or to satisfy withholding taxes, those Ordinary Shares will also again become available for issuance under either of the equity incentive plans.

Administration of the equity incentive plans

Our Board or a committee appointed by the Board will administer the equity incentive plans. The plan administrator will have broad authority to:

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
•
prescribe, amend, and rescind rules relating to the equity incentive plan; and
•
make all other determinations deemed necessary or advisable for administering the equity incentive plans.

Participation

Employees, directors and consultants that provide services to us or one of our subsidiaries may be selected to receive awards under the equity incentive plans.

Types of Awards

The equity incentive plans permit the granting of awards in the form of share options, performance awards, or other awards.

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

Change in Control

In the event of any proposed change in control (as defined in the equity incentive plans), the plan administrator will take any action as it deems appropriate, which action may include, without limitation, the following: (i) the continuation of any award, if the company is the surviving corporation; (ii) the assumption of any award by the surviving corporation or its parent or subsidiary; (iii) the substitution by the surviving corporation or its parent or subsidiary of equivalent awards; (iv) accelerated vesting of the award, with all performance objectives and other vesting criteria deemed achieved at targeted levels, and a limited period during which to exercise the award prior to closing of the change in control, or (v) cash settlement equal to the fair market value of the shares that would otherwise be issued to the recipient.

Term

The equity incentive plans will become effective when adopted by the Board and, unless terminated, the equity incentive plans will continue in effect for a term of ten (10) years.

Amendment and Termination

The Board may at any time amend, alter, suspend or terminate the equity incentive plan, although no such action may, without the written consent of the participant, impair the rights of any participant with respect to outstanding awards.

Status

Total equity awards outstanding under the 2022 Equity Incentive Plan are 1,212,000 and there are no awards outstanding under the 2023 Equity Incentive Plan as of March 31, 2023.

C. Board Practices

Composition of our Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors.

Our board of directors currently consists of five directors. Our board of directors has determined that each of Mr. Erez, Mr. Norton, and Mr. Haight is an “independent director” as defined under the Nasdaq rules. Our board of directors is composed of a majority of independent directors.

A director is not required to hold any of our shares to qualify to serve as a director.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our Board of Directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.

Our audit committee consists of our three independent directors and is chaired by Mr. Haight. We have determined that satisfy the requirements of Section 303A of the Corporate Governance Rules/ Rule 5605(c)(2) of the Listing Rules of the NASDAQ and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

D. Employees

As of March 31, 2023, we had eleven full-time employees. The locations of our employees include the United Kingdom, Singapore, China and the United States.

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

The percentage of outstanding ordinary shares is computed on the basis of 17,890,398 Ordinary Shares outstanding as of the date of this report. Ordinary shares that a person has the right to acquire within 60 days of the date of this report are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all members of our board of directors or executive management as a group. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Names of beneficial owners(1)	Number of Ordinary Shares		Percentage of class (%)

James Foster	2,879,865	(2)	16.1%

Cameron Shaw	2,080,943	(2)	11.6%

Dr. Tomasz George	254,658	(2)	1.4%

Mark Ternouth	59,551	(2)	*

Jason Davis	—		*

Nelson Haight	—		*

Yair Erez	—		*

Evan Norton	—		*

All officers and directors as a group (eight (8) persons)	5,275,017		29.5%

Other 5% or greater shareholders:

Patrick Henry Cunliffe Foster	1,053,878	(2)	5.9%

* Denotes less than 1%

(1) Unless otherwise noted, the business address of each of the following entities or individuals is 20 North Audley Street, London W1K 6LX, United Kingdom.

(2) Consists of ordinary shares owned by the individuals.

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

Related party payables as of March 31, 2023 and 2022 are $18,296 and $126,183, respectively, which consisted of payables to James Foster and Cameron Shaw. During the year ended March 31, 2023, the Company made a payment to James Foster for $101,167 and a payment to Cameron Shaw for $25,016 to settle related party payables recorded at the year ended March 31, 2022.

Due to shareholder payables balance as of March 31, 2023 and 2022 was $0 and $3,758, respectively.

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

Dividend Policy

We have never declared or paid cash dividends to our shareholders. Currently we do not intend to pay cash dividends. We intend to reinvest any earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, applicable Cayman Companies Law and other factors our Board of Directors may deem relevant.

B. Significant Changes.

See “Note 17 - Subsequent Events” to our consolidated financial statements included in this Annual Report on Form 20-F beginning on page F-1 for a discussion of significant events that have occurred since March 31, 2023.

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

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands and our affairs are governed by:

•
Memorandum and Articles of Association;
•
The Companies Act (Revised) of the Caymans Islands, which is referred to as the Companies Act below; and
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

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. Our Articles provide that our board of directors may declare and pay dividends if justified by our financial position and permitted by law. Our articles of association also provides that, subject to the Companies Act, the Company may by also by ordinary resolution declare dividends in accordance with the respective rights of the shareholders but no dividend shall exceed the amount recommended by the directors.

Voting Rights

Holders of our Ordinary Shares vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. In respect of matters requiring shareholders’ vote, each ordinary share is entitled to one vote. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless voting by poll is duly demanded by the chairman of the meeting, by at least two shareholders having the right to vote on the resolutions, or by shareholder(s) together holding at least 10% of the total voting rights of all our shareholders having the right to vote at such general meeting. A quorum required for a meeting of shareholders consists of one or more shareholders who holds at least one-third of our issued voting shares. Shareholders’ meetings may be held annually. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Extraordinary general meetings may be called by a majority of our board of directors or upon a requisition of any one or more shareholders holding at the deposit of the requisition at least 10% of the aggregate share capital of our company that carries the right to vote at a general meeting, in which case on advance notice of at least 7 clear days is required for the convening of our annual general meeting and other general meetings by requisition of our shareholders.

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

C. Material contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

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

Hong Kong Taxation

HKco and ViraxImmune T-Cell incorporated in Hong Kong were subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the years of assessment of 2019/2020 and 2018/2019. As from year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax laws, our Hong Kong subsidiaries are exempted from Hong Kong income profits tax on its foreign- derived income profits. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any withholding tax in Hong Kong.

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

Not applicable

PART II Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-263694) for our initial public offering, which was declared effective by the SEC on June 30, 2022. On July 25, 2022, the Company completed its IPO of 1,350,000 shares of common stock at a price to the public of $5.00 per share for $6.75 million. In addition, on July 25, 2022, Boustead Securities, LLC, as representative of several underwriters, exercised an over-allotment option (the “Option”) in part to purchase 202,500 Ordinary Shares from the Company in connection with the IPO at a price of $5.00 per Ordinary Share for $1.01 million.

The net proceeds raised from the initial public offering were $6,557,570 after deducting underwriting discounts and the offering expenses payable by us. As of March 31, 2023, we had used $4,179,767 in operating activities and $178,403 in investing activities.

Item 15. Controls and Procedures.

Disclosure controls and procedures

Our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of March 31, 2023. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures as of March 31, 2023 were effective.

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

Under the supervision and with the participation of our management, including our CEO and our CFO, we assessed the effectiveness of our internal control over financial reporting as of March 31, 2023 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

Based on our assessment and this framework, our management concluded that our internal control over financial reporting were effective as of March 31, 2023.

Attestation Report of Registered Public Accounting Firm

Not applicable.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting, other than as described above, that occurred during the year ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert.

Our Board of Directors has determined that Mr. Haight, Mr. Erez and Mr. Norton are audit committee financial experts, as defined by applicable SEC regulations. Each audit committee member qualified as an “independent director,” as that term is defined under Nasdaq rules.

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

Item 16C. Principal Accountant Fees and Services.

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	For the Year Ended March 31,
	2023	2022
Services Rendered
Audit	$52,500	$37,000
Audit related services	12,500	-
Tax	-	-
All other fees	-	-
Total	$65,000	$37,000

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

8.1	List of Subsidiaries
10.1	Form of Securities Purchase Agreement dated March 8, 2023 (filed as Exhibit 10.1 to the Registrant’s report of foreign private issuer on Form 6‑K on March 10, 2023.
10.2	Form of Registration Rights Agreement dated March 8, 2023 (filed as Exhibit 10.2 to the Registrant’s report of foreign private issuer on Form 6‑K on March 10, 2023).
10.3	Form of Pre-Funded Ordinary Share Purchase Warrant (filed as Exhibit 10.3 to the Registrant’s report of foreign private issuer on Form 6‑K on March 10, 2023).
10.4	Form of Series A Preferred Investment Options (filed as Exhibit 10.4 to the Registrant’s report of foreign private issuer on Form 6‑K on March 10, 2023).
10.5	Form of Series B Preferred Investment Options (filed as Exhibit 10.5 to the Registrant’s report of foreign private issuer on Form 6‑K on March 10, 2023).
10.6	Securities Purchase Agreement dated November 3, 2022 (filed as Exhibit 10.1 to the Registrant’s report of foreign private issuer on Form 6-K on November 8, 2022 (File No. (001-41440)).
10.7	Registration Rights Agreement dated November 3, 2022 (filed as Exhibit 10.3 to the Registrant’s report of foreign private issuer on Form 6-K on November 8, 2022 (File No. (001-41440)).
10.8	Pre-Funded Ordinary Share Purchase Warrant (filed as Exhibit 10.4 to the Registrant’s report of foreign private issuer on Form 6-K on November 8, 2022 (File No. (001-41440)).

10.9	Ordinary Share Purchase Warrant (filed as Exhibit 10.2 to the Registrant’s report of foreign private issuer on Form 6-K November 8, 2022 (File No. (001-41440)).
10.10**	2022 Equity Incentive Plan
10.11**	2023 Equity Incentive Plan
11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-263694) filed with the Securities and Exchange Commission on March 18, 2022)

12.1**	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Insider Trading Policy (incorporated by reference to Exhibit 99.4 of our Form F-1 (File No. 001-41440) filed with the Securities and Exchange Commission on July 26, 2022)
99.2	Whistleblower Policy (incorporated by reference to Exhibit 99.5 of our Form 6-K (File No. 001-41440) filed with the Securities and Exchange Commission on July 26, 2022)

*	Filed herewith
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Virax Biolabs Group Limited
/s/ James Foster
June 14, 2023	Chief Executive Officer

Virax Biolabs Group Limited

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Virax Biolabs Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Virax Biolabs Group Limited (the "Company"), as of March 31, 2023, the related consolidated statement of profit and loss and comprehensive loss, changes in equity (deficit) and cash flows for the year then ended, and related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Other Matter

The consolidated financial statements for the year ended March 31, 2022 which is presented for comparative purposes, was audited by another auditor who expressed an unmodified opinion on those consolidated financial statements on August 12, 2022.

/s/ Reliant CPA PC

Reliant CPA PC

Served as Auditor since 2023

Newport Beach, CA

June 14, 2023

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

/s/ BF Borgers CPA PC

BF Borgers CPA PC

Served as Auditor since 2021

Lakewood, CO

August 12, 2022

VIRAX BIOLABS GROUP LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Year Ended March 31,
	2023	2022
Assets
Current assets:
Cash	$9,352,538	$21,756
Inventory	—	20,951
Prepaid expenses and deposits	281,475	5,999
Total current assets	9,634,013	48,706

Intangible Software, net	178,403	—

Total assets	$9,812,416	$48,706

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable and accrued liabilities	$705,605	$1,115,473
Accounts payable - related parties	18,296	126,183
Note payable	146,250	—
Deferred Revenue	38,250	—
Due to shareholder	—	3,758
Total current liabilities	908,401	1,245,414

Total liabilities	908,401	1,245,414

Commitments and contingencies

Stockholders’ equity (deficit):
Ordinary Shares, $0.0001 par value, 492,000,000 shares Authorised; 15,547,089 and 9,976,551 issued and outstanding as of March 31, 2023 and 2022	1,557	999
Reserves	20,921,005	5,363,188
Accumulated deficit	(11,794,460)	(6,336,966)
Accumulated other loss	(1,688)	(1,799)
Total stockholders’ equity (deficit) (Virax)	9,126,414	(974,578)
Non-Controlling Interest	(222,399)	(222,130)
Total stockholders’ equity (deficit)	8,904,015	(1,196,708)

Total liabilities and stockholders’ equity (deficit)	$9,812,416	$48,706

The accompanying notes are an integral part of these consolidated financial statements.

VIRAX BIOLABS GROUP LIMITED

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

AND OTHER COMPREHENSIVE LOSS

	For the Year Ended March 31,
	2023	2022
Revenue	$8,561	$—
Cost of revenue	9,926	—
Gross profit (loss)	(1,365)	—

Operating expenses:
Sales and Marketing	26,616	13,818
Research & Development	397,109	433,743
General and Administrative	5,307,671	1,286,118
Total operating expenses	$5,731,396	$1,733,679

Operating loss	$(5,732,761)	$(1,733,679)

Other income (expense):
Interest expense	(15,468)	(15,438)
Other income (expense)	290,466	(753)
Total other income (expense)	274,998	(16,191)

Loss before income taxes	(5,457,763)	(1,749,870)

Net loss	(5,457,763)	(1,749,870)

Net loss attributable to non-controlling interest	(269)	(41,043)

Net loss attributable to Virax	(5,457,494)	(1,708,827)

Other comprehensive loss
Foreign currency adjustment	(111)	(965)
Comprehensive loss	$(5,457,652)	$(1,748,905)

Comprehensive loss attributable to non-controlling interest	(269)	(78,065)
Comprehensive loss attributable to Virax	$(5,457,383)	$(1,670,840)

Basic and diluted weighted average shares outstanding
Ordinary shares	10,629,835	9,563,260
Diluted ordinary shares	10,629,835	9,563,260
Basic and diluted net loss per share
Basic net loss per share	$(0.51)	$(0.18)
Diluted net loss per share	$(0.51)	$(0.18)

The accompanying notes are an integral part of these consolidated financial statements.

VIRAX BIOLABS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary Shares		Reserves	Subscription Receivable	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity (Virax)	Non Controlling Interest	Total Stockholders’ Equity
	Shares	Amount
Balance at March 31, 2021	9,231,022	$924	$4,033,794	$(54,497)	$(4,628,139)	$(2,764)	$(650,682)	$(181,132)	$(831,814)
Shares issued for cash	238,906	24	519,589	—	—	—	519,613	—	519,613
Shares issued for services	346,356	35	290,329	—	—	—	290,364	—	290,364
Shares issued for settlement of related-party payables	172,532	17	452,844	—	—	—	452,861	—	452,861
Shares issued for conversion of convertible debt	37,735	4	99,996	—	—	—	100,000	—	100,000
Surrender of ViraxClear Shares	(50,000)	(5)	(54,492)	54,497			—		—
Imputed interest	—	—	21,128	—	—	—	21,128	—	21,128
Foreign currency adjustment	—	—	—	—	—	965	965	45	1,010
Net Loss	—	—	—	—	(1,708,827)	—	(1,708,827)	(41,043)	(1,749,870)
Balance at March 31, 2022	9,976,551	$999	$5,363,188	$-	$(6,336,966)	$(1,799)	$(974,578)	$(222,130)	$(1,196,708)
Shares issued for cash	4,257,500	426	13,653,789	—	—	—	13,654,215	—	13,654,215
Shares issued for services	7,547	1	19,999	—	—	—	20,000	—	20,000
Shares issued for settlement of related-party payables	54,300	5	39,858	—	—	—	39,863	—	39,863
Contributed capital - settlement of related party debt	—	—	109,570	—	—	—	109,570	—	109,570
Cashless warrant exercise	86,191	9	—	—	—	—	9	—	9
Pre-funded warrant exercise	1,165,000	117	—	—	—	—	117	—	117
Stock-based compensation	—	—	1,734,601	—	—	—	1,734,601	—	1,734,601
Foreign currency adjustment	—	—	—	—	—	111	111	—	111
Net Loss	—	—	—	—	(5,457,494)	—	(5,457,494)	(269)	(5,457,763)
Balance at March 31, 2023	15,547,089	$1,557	$20,921,005	$-	$(11,794,460)	$(1,688)	$9,126,414	$(222,399)	$8,904,015

The accompanying notes are an integral part of these consolidated financial statements.

VIRAX BIOLABS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOW

	For the years ended March 31,
	2023	2022
	$	$
Cash flows from operating activities:
Net loss	$(5,457,763)	$(1,749,870)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	1,734,601	—
Stock issued for services	20,000	287,442
Gain on debt extinguishment	(294,383)	(5,596)
Interest expense	—	5,986
Foreign currency translation loss	111	5,657
Net changes in operating assets & liabilities:
Accounts receivable	—	928
Prepaid expenses and deposits	(275,476)	2,185
Inventory	20,951	121
Deferred revenue	38,250	—
Accounts payable and accrued liabilities	33,942	641,156
Net cash used in operating activities	$(4,179,767)	$(811,991)

Cash flows from investing activities:
Purchases of software - intangible assets	(178,403)	—
Net cash used in investing activities	$(178,403)	$—

Cash flows from financing activities:
Proceeds from (payments to) related parties, net	(111,645)	193,592
Proceeds from shares issuance for cash	13,654,347	519,613
Proceeds from note payable	487,500	100,000
Payments on note payable	(341,250)	—
Net cash provided by financing activities	$13,688,952	$813,205

Net change in cash	9,330,782	4,135
Cash at beginning of year	21,756	17,621
Cash at end of year	$9,352,538	$21,756

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	$15,468	$—
Income taxes	—	—

Supplemental disclosure of non-cash investing and financing activities:
Shares issued for settlement of related party payable	$149,433	$452,861
Shares issued for conversion of convertible debt	—	$100,000

The accompanying notes are an integral part of these consolidated financial statements.

VIRAX BIOLABS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2022

Note 1 — General information and reorganization transactions

Virax Biolabs Group Limited and its subsidiaries (the “Company”) is a global innovative biotechnology company focused on the prevention, detection, diagnosis, and risk management of viral diseases with a particular interest in the field of T-Cells in Vitro Diagnostics. The Company is a Cayman Islands company, with operations in the United Kingdom and Hong Kong, with operating subsidiaries in the US, Singapore, China and British Virgin Islands and has been operating since 2013. The Company is in the process of developing and manufacturing tests that can predict adaptive immunity to viral diseases. The Company's mission is to protect people from viral diseases through the provision of diagnostic tests, tests for adaptive immunity, and education through a wellness mobile application which could allow people to make informed decisions regarding their viral risks.

Virax Biolabs Group Limited (“Virax Cayman”) — Virax Biolabs Group Limited is a Cayman Islands exempted company incorporated on September 2, 2021.

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

ViraxImmune T- Cell Medical Device Company Limited (“ViraxImmune T-Cell”) — ViraxImmune T-Cell Medical Device Company Limited, a wholly-owned subsidiary of HKCo, incorporated on January 16, 2017, under the laws of Hong Kong, was previously named as “Stork Nutrition Asia Limited” and effected a name change to “ViraxImmune T-Cell Medical Device Company Limited” on September 10, 2021. It is primarily engaged in the research and development of T-Cell blood analysis and has intellectual property rights to ViraxImmune Technology.

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

Virax Biolabs USA Management, Inc. — Virax Biolabs USA Management, Inc. was incorporated on August 1, 2022 under the laws of the United States, a wholly-owned subsidiary of Virax Cayman and structured as a management company for operations within the United States.

These financial statements are presented in US dollars.

Going concern

As of March 31, 2023, and 2022, the Company had an accumulated deficit of $11,794,460 and $6,336,966 and net loss of $5,457,763 and $1,749,870 respectively. For the fiscal year ended March 31, 2023, the Company's resources were directed to completing its IPO, and to further research and development for ViraxImmune.

Since March 31, 2022, we have raised $13,688,952 from the IPO and the November 8, 2022 Securities Purchase Agreement and the March 8, 2023 March Securities Purchase Agreement. As a result, we have adequate capital resources to meet our working capital requirements and management believes the Company has alleviated the going concern.

We will require substantial additional funding to commercialize ViraxImmune and will require additional development time and resources before we would be begin generating revenue from product sales. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase substantially as we conduct our ongoing and further preclinical studies and clinical trials for our ViraxImmune products, the development of ViraxImmune’s mobile application, continue our research and development activities, and seek obtain product certification approvals in the territories we have identified, as well as hire additional personnel, obtain and protect our intellectual property and incur additional costs for commercialization or to expand our pipeline of product candidates.

Note 2 — Summary of Significant Accounting Policies

This summary provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements to the extent they have not been disclosed in the other notes below. The policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

Compliance with IFRS

The consolidated financial statements of the Company have been prepared on a going concern basis and in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

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

The following table lists the constituent companies in the Company.

Company names	Jurisdiction	Incorporation Date	Ownership
Virax Biolabs Group Limited	Cayman Island	9/2/2021	Holding Company
Virax Biolabs (UK) Limited	United Kingdom	8/19/2021	100% (via Virax Biolabs Group Limited)
Virax Biolabs Limited (FKA- Shanghai Biotechnology Devices Ltd)	Hong Kong	4/14/2020	100% (via Virax Biolabs (UK) Limited) in United Kingdom
Virax Immune T-Cell Medical Device Company Limited (FKA- Stork Nutrition Asia Limited)	Hong Kong	1/16/2017	100% (via Virax Biolabs Limited) in Hong Kong
Virax Biolabs PTE. Limited	Singapore	5/4/2013	95.65% (via Virax Biolabs Limited) in Hong Kong
Logico Bioproducts Corp.	BVI	1/21/2011	95.65% (via Virax Biolabs PTE. LTD)
Shanghai Xitu Consulting Co., Ltd (FKA- Shanghai Logico Bioproducts)	PRC	10/27/2017	95.65% (via Virax Biolabs PTE. LTD)
Virax Biolabs USA Management, Inc.	USA	1/08/2022	100% (via Virax Biolabs Group Limited)

Inter-company transactions, balances and unrealized gains on transactions between the subsidiaries are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Segment information

The Company has one reportable segment and the chief operating decision maker is responsible for allocating resources and assessing performance and obtaining financial information, including the consolidated statements of profit and loss and other comprehensive loss, consolidated statements of financial position and consolidated statements of cash flow, about the Company as a whole.

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in US dollar, which is the Company’s presentation currency.

Entity	Functional Currency
Virax Biolabs Group Limited	U.S. dollars
Virax Biolabs (UK) Limited	U.S. dollars
Virax Biolabs Limited (FKA- Shanghai Biotechnology Devices Ltd)	U.S. dollars
ViraxImmune T-Cell Medical Device Company Limited (FKA- Stork Nutrition Asia Limited)	U.S. dollars
Virax Biolabs PTE. LTD	U.S. dollars
Logico Bioproducts Corp.	U.S. dollars
Shanghai Xitu Consulting Co., Ltd (FKA- Shanghai Logico Bioproducts)	Renminbi
Virax Biolabs USA Management, Inc.	U.S. dollars

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

Exchange rates

The most important exchange rates per USD 1.00 that have been used in preparing the financial statements are:

	Closing rate		Average rate
	Year Ended March 31,		Year Ended March 31,
	2023	2022	2023	2022
British Pound	0.807	0.761	0.830	0.735
Singapore Dollar	1.328	1.372	1.352	1.349
Renminbi	6.873	6.355	6.889	6.417

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

Employee benefits

Share-based payments

The Company accounts for share-based compensation in accordance with IFRS 2 “Share-based payment” (“IFRS 2”), which requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of profit and loss and other comprehensive loss, based on acceleration method in twelve month tranches.

The Company recognizes compensation expenses for the value of its awards granted based on the vesting attribution approach over the requisite service period of each of the awards, net of estimated forfeitures. IFRS 2 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company estimates the fair value of share options granted using the black-scholes option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon historical volatility of the Company. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

Warrants

The Company determines the accounting classification of warrants that are issued, as either liability or equity, by first assessing whether the warrants meet liability classification in accordance with IFRS 9, Financial Instruments, Under IFRS 9, warrants are considered liability-classified if the warrants are mandatorily redeemable, obligate the issuer to settle the warrants or the underlying shares by paying cash or other assets, or must or may require settlement by issuing a variable number of shares.

If the warrants do not meet liability classification, the Company assesses the requirements that contracts that require or may require the issuer to settle the contract for cash are liabilities recorded at fair value, irrespective of the likelihood of the transaction occurring that triggers the net cash settlement feature. If the warrants do not require liability classification, in order to conclude equity classification, the Company assesses whether the warrants are indexed to its common stock and whether the warrants are classified as equity. After all relevant assessments are made, the Company concludes whether the warrants are classified as liability or equity. Liability-classified warrants are required to be accounted for at fair value both on the date of issuance and on subsequent accounting period ending dates, with all changes in fair value after the issuance date recorded as a component of other income (expense), net in the statements of operations. Equity-classified warrants are accounted for at fair value on the issuance date with no changes in fair value recognized after the issuance date. As of March 31, 2023, all of the Company’s outstanding warrants are equity-classified warrants. See Note 11.

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

Cash

For the purposes of presentation in the consolidated statements of cash flows, cash includes cash in hand, deposits held at call with financial institutions, and, if applicable, other short-term highly liquid investments with original maturities of three months or less.

Share capital and reserves

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds of the issue.

Accounts payables and accrued liabilities

Accounts payable and accrued liabilities are liabilities for goods and services provided to the Company prior to the end of the financial year which are unpaid. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method. They are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. All the accounts payable and accrued liabilities were current for the years ended March 31, 2023 and 2022.

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

Significant estimates and judgments

The preparation of consolidated financial statements and accompanying disclosures in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates. Significant estimates include the allowance for doubtful accounts, allowance for inventory obsolescence and sales returns, the useful lives of property and equipment, impairment of goodwill and intangibles, deferred tax asset valuation allowance, and valuation of stock-based compensation. Accordingly, actual results and outcomes could differ from those estimates.

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

Note 4 — Revenue from contracts with customers

Disaggregation of revenue from contracts with customers

The principal activities of the Company for the years ended March 31, 2023 and 2022 were as follows:

	For the Year Ended March 31,
Revenue categories	2023	2022
Revenue	8,561	—

There were revenues of $8,561 and nil for the year ended March 31, 2023 and 2022, respectively. For the year ended March 31, 2023, 100% of the revenue derives from the Company’s ViraxClear test distribution.

Accounting policies and significant judgments

Management does not consider there to be any significant judgments or estimates in the revenue recognition for the years ended March 31, 2023 and 2022.

Note 5 — Income tax

Cayman Islands

The Company is a tax-exempt entity incorporated in Cayman Islands.

Hong Kong

HKCo was incorporated in Hong Kong and does not conduct any substantial operations of its own. No provision for Hong Kong profits tax has been made in the consolidated financial statements as HKCo has no assessable profits for the year ended March 31, 2023.

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

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	For the Year Ended March 31,
	2023	2022
Earnings (loss) for the year	$(5,457,763)	$(1,749,870)

Expected income tax (recovery)	(337,114)	(181,189)
Change in statutory, foreign tax, foreign exchange rates and other	(11,013)	(51,491)
Permanent Difference	9,093	86,824
Change in unrecognized deductible temporary differences	339,034	145,856
Total income tax expense (recovery)	$—	$—

	Year Ended March 31,
	2023	2022
Deferred Tax Assets (liabilities)
Non-capital losses available for future period	979,448	569,585
	979,448	569,585
Unrecognized deferred tax assets	(979,448)	(569,585)
Net deferred tax asset (liability)	$—	$—

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	As of March 31,		As of March 31,
	2023	Expiry Date Range	2022	Expiry Date Range
Temporary Differences
Non-capital losses available for future period - finite	463,605	5 years	—	N/A
Non-capital losses available for future period	4,602,150	No expiry date	3,350,502	No expiry date

Tax attributes are subject to review, and potential adjustment, by tax authorities.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The entity located in PRC are subject to examination in China and tax years for 2019 through 2021 are still open for examination in China. The entity located in Singapore are subject to examination in Singapore and tax years for 2018 through 2022 are still open for examination in Singapore.

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

At March 31, 2023 and 2022, there is an unrecognized deferred tax asset from net operating losses of $979,448 and $569,585, respectively.

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

Uncertain Tax Positions

The Company did not have significant unrecognized uncertain tax positions, or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended March 31, 2023 and 2022.

Note 6 — (Loss)/earnings per share

	Year Ended March 31,
	2023	2022
(Loss)/profit for the year attributable to Virax	(5,457,494)	(1,708,827)
Basic (loss)/earnings per share attributable to Virax – Ordinary Shares	(0.51)	(0.18)
Diluted (loss)/earnings per share attributable to Virax – Ordinary Shares	(0.51)	(0.18)

Basic (loss)/earnings per share is calculated by dividing the (loss)/profit for the year by the weighted average number of ordinary shares in issue during the financial year.

Diluted (loss)/earnings per share

Diluted (loss)/earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Company's basic and dilutive loss per share as of March 31, 2023 and 2022 are as follows:

	As of March 31,
	2023	2022
Weighted average number of ordinary shares used in basic income per share (Ordinary shares)	10,629,835	9,563,260
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted (loss)/earnings per share(1)	10,629,835	9,563,260

(1)
For the years ended March 31, 2023 and 2022, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

Note 7 — Cash and cash equivalents

	As of March 31,
	2023	2022
Cash at bank	9,352,538	21,756

Cash and cash equivalents for the purposes of the consolidated statement of cash flows are as above. There are no cash equivalents as of March 31, 2023 and 2022.

Note 8 — Inventories

	As of March 31,
	2023	2022
Finished goods	20,951	30,951
Inventory write down	(20,951)	(10,000)
Inventory, net	—	20,951

Note 9 — Prepaid Expenses and Deposits

	As of March 31,
	2023	2022
Prepaid directors and officers insurance	162,500	—
Prepaid Nasdaq fee	35,250	—
Prepaid vendor products	24,095	—
Deposits	18,043	5,999
Prepaid software subscription	10,373	—
Other	31,214	—
Prepaid expenses and deposits	281,475	5,999

Note 10 — Note Payable

On July 1, 2022, the Company entered into a note payable with a third party for the purpose of financing its Directors and Officers insurance policy. The unsecured loan at inception was $487,500 for a period of ten months with a 2.5% fixed interest rate. The balance of the note payable at March 31, 2023 is $146,250. There was no note payable at March 31, 2022.

Note 11 — Stockholder’s equity

On June 19, 2022, the Company underwent a shareholding restructuring whereby the Company’s dual class share capital was amended to a single class of Ordinary Shares where 6,943,759 Class B shares were converted to 6,943,759 Class A ordinary shares, and all of the Class A ordinary shares was then re-designated as Ordinary Shares. The financial statements were prepared as if the share conversion happened retroactively.

Authorized

There are a total of 492,000,000 shares authorized. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our Board of Directors subject to the Companies Act and to our memorandum and articles of association.

Changes in the Share Capital of Virax Biolabs Group Limited

For the year ended March 31, 2022, the Company issued 346,356 ordinary shares valued at $290,364 for services and issued 238,906 ordinary shares for a cash amount of $519,613.

For the year ended March 31, 2022, the Company issued 172,532 ordinary shares for the settlement of related party payables amounting to $452,861 and 37,735 ordinary shares for the conversion of $100,000 of convertible debt.

For the year ended March 31, 2022, the Company entered into a Deed of Surrender with a shareholder relating to the balance of $54,497 due to the Company which was settled by the transfer of 50,000 shares back into the Company’s treasury.

For the year ended March 31, 2023, the Company issued 7,547 ordinary shares for services valued at $2.65 per share.

For the year ended March 31, 2023, the Company issued 54,300 ordinary shares for settlement of a related party payable of $149,428 valued at $0.73 per share. The remaining $109,570 contribution is a component of Reserves for the year ended March 31, 2023.

For the year ended March 31, 2023, the Company issued 86,191 ordinary shares from a cashless exercise of 108,675 warrants.

Initial Public Offering - On July 25, 2022, the Company consummated its IPO of 1,350,000 ordinary shares, par value $0.0001 per share at a price of $5.00 per share. The Company’s Registration Statement on Form F-1 (File No. 333-263694) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 18, 2022 (as amended, the “Registration Statement”) was declared effective by the Commission on June 30, 2022. In addition, on July 25, 2022, Boustead Securities, LLC, as representative of several underwriters, exercised an over-allotment option (the “Option”) in part to purchase 202,500 ordinary shares from the Company in connection with the IPO at a price of $5.00 per Ordinary Share. The aggregate gross proceeds of our IPO were $7,762,500. After subtracting underwriting discounts and commissions of $543,375 and offering expenses of $169,469, we received net proceeds of $7,049,656.

November Private Placement - On November 8, 2022, the Company entered into the November SPA with the Purchaser for the November PIPE, pursuant to which the Company received gross proceeds of approximately $3,844,500, before deducting placement agent fees and other offering expenses, in consideration of (i)1,165,000 Ordinary Shares; (b) 1,165,000 November Pre-Funded Warrants, and (iii) 3,495,000 November Ordinary Warrants at a combined purchase price of $1.65 per Ordinary Share and one and a half November Ordinary Warrant, or approximately $1.65 per November Pre-Funded Warrant and one and a half November Ordinary Warrant if purchasing the November Pre-Funded Warrants (the “November Offering”). The Company has agreed to issue to the Purchaser unregistered warrants to purchase up to 3,495,000 ordinary shares (the “November Ordinary Warrants”). On December 12, 2022, the November Pre-Funded Warrants were exercised in full for $117 and the Company issued 1,165,000 Ordinary Shares to the Purchaser.

March Private Placement - On March 8, 2023, the Company entered into the March SPA with the same Purchaser for the March PIPE, pursuant to which the Company received gross proceeds of approximately $4,000,000, before deducting placement agent fees and other offering expenses, in consideration of (i)1,500,000 Ordinary Shares; (b) pre-funded warrants to purchase 2,343,309 Ordinary Shares (the “March Pre-Funded Warrants”), (iii) series A preferred investment options to purchase up to 3,497,412 Ordinary Shares (the “Series A Preferred Investment Options”), and (iv) series B preferred investment options to purchase up to 3,843,309 Ordinary Shares (the “Series B Preferred Investment Options” collectively with the Series A Preferred Investment Options, the “Preferred Options”) at a purchase price of $1.04077 per Ordinary Share and associated Preferred Options and a purchase price of $1.04067 per March Pre-Funded Warrant and associated Preferred Options (the “March Offering”). In connection with the issuance of the Preferred Options, the 3,495,000 November Ordinary Warrants were cancelled. In addition, the Company issued warrants to purchase up to 269,032 Ordinary Shares at $1.3010 per share to H.C. Wainwright & Co., placement agent of the Offering, or its assignee (the “Placement Agent Warrants”). On April 19, 2023, the March Pre-Funded Warrants were exercised in full and 2,343,309 Ordinary Shares were issued to the Purchaser. See Note 16.

As of March 31, 2023, the Company had 15,547,089 ordinary shares issued and outstanding.

Warrants

The following summarizes activity related to the Company's outstanding warrants for the years ended March 31, 2023 and 2022:

	Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
At March 31, 2022	—	—	—
Granted	14,721,737	$0.87	—
Exercised	(1,273,675)	—	—
Cancelled	(3,495,000)	$0.04	—
At March 31, 2023	9,953,062	$1.73	6
Warrants exercisable as of March 31, 2023	9,953,062	$1.73	6

Stock-based Compensation

The Company adopted the 2022 Equity Incentive Plan (the "2022 Plan") on March 15, 2022 and the 2023 Equity Incentive Plan (the "2023 Plan") on February 21, 2023, together, "the Plans". The Plans are intended to provide incentives which will attract and retain highly competent persons at all levels as employees of the Company, as well as independent contractors providing consulting or advisory services to the Company, by providing them opportunities to acquire the Company’s common stock or to receive monetary payments based on the value of such shares pursuant to awards issued. The 2022 Plan permits the grant of options and shares for up to 1,319,418 ordinary shares and the 2023 Plan permits the grant of options and shares for up to 2,500,000. As of March 31, 2023, approximately 107,418 shares are available for issuance under the 2022 Plan and 2,500,000 shares are available for issuance under the 2023 Plan.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of its stock option awards. The calculation of the fair value of the awards using the Black-Scholes option-pricing model is affected by the Company’s stock price on the date of grant as well as assumptions regarding the following:

As of March 31, 2023
Expected volatility	85.52% - 353.14%
Expected term	5 years
Risk-free interest rate	2.6% - 3.04%
Forfeiture rate	0.00%

The expected volatility was determined with reference to the historical volatility of the Company’s stock. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury rate in effect at the time of grant.

For the year ended March 31, 2023, the Company has issued stock options to purchase approximately 1,232,000 shares at an average price of $4.86 with a fair value of $4,143,859. For the year ended March 31, 2022, the Company did not issue any stock options. At March 31, 2023, there were stock options outstanding of 1,212,000 and no stock options exercisable.

For the years ended March 31, 2023 and 2022, the Company recognized an expense of $1,734,601 and $0, respectively, of non-cash compensation expense (included in General and Administrative expense). Stock-based compensation expense is valued using the black-scholes method and accelerated vesting method as required in IFRS 2. For the year ended March 31, 2022, the stock-based compensation expenses represented shares issued for services.

A summary of the status of the Company’s outstanding stock options as of March 31, 2023 and changes during the periods ending on that date is as follows:

	Shares	Exercise Price	Grant Date Fair Value	Aggregate Intrinsic Value	Weighted Average Remaining Term (Years)
Options
At March 31, 2022	—	—	—	—	—
Granted	1,232,000	$4.86	$3.36	$4,143,859	10
Exercised	—	—	—	—	—
Forfeiture and cancelled	(20,000)	$5.00	$3.43	—	—
At March 31, 2023	1,212,000	$4.86	$3.36	$4,075,259	9.32
Exercisable at March 31, 2023	—	—	—	—	—

Note 12 — Accounts payable and accrued liabilities

	As of March 31,
	2023	2022
Accounts payable	159,908	846,474
Accrued bonuses	409,706	—
Accrued payroll taxes	14,000	—
Accrued liabilities	121,991	268,999
Current accounts payable and accrued liabilities	705,605	1,115,473

Amounts included in accounts payables

Accounts payable and accrued liabilities mainly consist of professional fees, legal fees, bonus accruals, and consulting services and to various vendors as of March 31, 2023 and 2022, respectively. During the year ended March 31, 2023, the Company settled an outstanding payable balance with a vendor wich resulted in a gain on debt extinguishment of $294,383.

Note 13 — Deferred Revenue

	As of March 31,
	2023	2022
Deferred Revenue	38,250	—
Total Deferred Revenue	38,250	—

Deferred revenue is recorded when money is received in advance for our products that have not been fulfilled. For the year ended March 31, 2023, the Company recorded deferred revenue of $38,250 for an order placed from a customer that had not been fulfilled. There was no deferred revenue recorded for the year ended March 31, 2022.

Note 14 — Commitments

Non-cancellable operating leases

The Company leases various offices and equipment under non-cancellable operating lease agreements. The Company has only short-term operating leases. The Company has entered into lease agreements for offices in China. On August 27, 2022, Logico Shanghai signed a one-year lease agreement in China from September 1, 2022 to August 31, 2023 with a monthly lease payment of $2,811 (RMB 19,000) and a security deposit of $5,875. As of March 31, 2023, there is one remaining lease agreement.

Commitments for minimum lease payments in relation to non-cancellable short-term leases are payable as follows:

March 31, 2024
Fiscal year ending March 31, 2024	16,866
16,866

Note 15 — Related party transactions

	As of March 31,
	2023	2022
Related Party Payables
James Foster	89	101,167
Cameron Lee Shaw	18,207	25,016
Total Related Party Payables	18,296	126,183

The Company has a payable to two of its Officers, James Foster and Cameron Shaw at March 31, 2023. This amount has subsequently been paid as of the date of this report. In addition, during the year ended March 31, 2023, a payable of $149,433 to one of the Company's officers was settled for 54,300 ordinary shares of the Company valued at $0.73 per share. The remaining $109,570 contribution is a component of Reserves for the year ended March 31, 2023.

For the year ended March 31, 2023 and 2022, accrued bonuses for related parties totaled $389,800 and $0, respectively.

Related party compensation for the Company's Officers and Directors for the years ended March 31, 2023 and 2022 are as follows:

	Year	Salary	Bonus	Option Awards (1)	Total
James Foster, Chief Executive Officer	2023	247,500	100,000	1,277,675	1,625,175
	2022	137,766	—	—	137,766

Cameron Shaw, Chief Operations Officer	2023	215,000	100,000	1,277,675	1,592,675
	2022	60,000	—	—	60,000

Dr. Tomasz George, Chief Scientific Officer	2023	144,000	50,000	257,250	451,250
	2022	166,275	—	—	166,275

Mark Ternouth, Chief Technical Officer	2023	90,000	—	315,560	405,560
	2022	42,163	—	—	42,163

Jason Davis, Chief Financial Officer	2023	237,500	—	686,000	923,500
	2022	—	—	—	—

Evan Norton, Independent Director	2023	27,500	—	68,600	96,100
	2022	—	—	—	—

Yair Erez, Independent Director	2023	27,500	—	68,600	96,100
	2022	—	—	—	—

Nelson Haight, Independent Director	2023	14,783	—	27,400	42,183
	2022	—	—	—	—

(1) These amounts represent the aggregate grant fair value of stock options granted in the year ended March 31, 2023, calculated in accordance with IFRS 2 “Share-based payment". Assumptions used in the calculation of these amounts are discussed in Note 11.

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

The carrying amount of the cash represents the maximum credit exposure which amounted to $9,352,538 and $21,756 as at March 31, 2023 and 2022, respectively.

The Company has assessed no significant increase in credit risk from initial recognition based on the availability of funds, the regulatory and economic environment of the financial intermediary. As a result, the loss allowance recognized during the period was limited to 12 months expected credit losses. Based on historical information, and adjusted for forward-looking expectations, the Company has assessed an insignificant loss allowance on this cash balance as at March 31, 2023 and 2022, respectively.

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

As at March 31, 2023 and 2022, the Company had the following monetary assets and liabilities denominated in foreign currencies:

	As of March 31,
	2023	2022
	RMB	RMB
Cash	16,667	172
AP and Accrual Liabilities	(209,270)	(26,768)

	As of March 31,
	2023	2022
	GBP	GBP
Cash	2,421,553	—
AP and Accrual Liabilities	(46,506)	—

	As of March 31,
	2023	2022
	SGD	SGD
Cash	63,141	904
AP and Accrual Liabilities	(8,361)	—

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with the financial liabilities. The Company’s financial liabilities consist of trade payables and accrued liabilities of $705,605 and $1,115,473 and due to shareholder and related party payable of $18,296 and $129,941 as of March 31, 2023, and 2022, respectively. The Company had cash of $9,352,538 and $21,756 as of March 31, 2023, and 2022. The Company’s policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company’s management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise.

Trade payables and accrued liabilities consist of invoices payable to trade suppliers for administration and professional expenditures. The Company processes invoices within a normal payment period. Trade payables have contractual maturities of less than 90 days.

Concentration risk

There was $8,561 in revenue for the year ended March 31, 2023 and no revenue for the year ended March 31, 2022. For the year ended March 31, 2023, one customer accounted for 100% of the Company’s revenue. There was no accounts receivable from this customer as of March 31, 2023, and 2022, respectively.

Note 17 — Subsequent Events

In April 2023, an aggregate of 2,343,309 of the Pre-Funded Warrants issued in connection with the March PIPE were exercised, at an exercise price of $0.0001 per share, and the Company issued 2,303,309 Ordinary Shares in accordance with the exercise.

In April 2023, an aggregate of 1,152,000 stock options were cancelled and 1,152,000 new stock options were granted with a strike price of $0.60 and vesting periods of one and two years among the new stock options. As such, the cancellation and subsequent stock grants will be treated as a modification of stock options, which will occur in Q1 of fiscal year ended March 31, 2024. In addition to the modification of existing stock options, new grants totaling 1,770,000 stock options were granted to the employees and directors of the Company with a strike price of $0.60 and vesting periods of two and three years among these stock options..