Form 20-F
period 2024-03-31
Virax Biolabs Group Ltd
filed 2024-08-20
CIK 1885827

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

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

BioCity Glasgow

Bo’Ness Road Newhouse

Lanarkshire, ML1 5UH

United Kingdom
Telephone +44 020 7788 7414

(Address of principal executive offices)

James Foster
BioCity Glasgow

Bo’Ness Road Newhouse

Lanarkshire, ML1 5UH

United Kingdom

Telephone +44 020 7788 7414

info@viraxbiolabs.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
ordinary shares, par value $0.001 per share	VRAX	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (March 31, 2024): 2,573,903 ordinary shares are outstanding.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

ITEM 19. Exhibits	69

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

•
uncertainties regarding the governmental, economic and political circumstances;
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

CERTAIN DEFINITIONS

Unless otherwise indicated and except where the context otherwise requires, references in this Annual Report on Form 20-F to:

●	“Exchange Act” refers to the United States Securities Exchange Act of 1934, as amended;
●	“FDA” refers to the United States Food and Drug Administration;
●	“GBP" refers to the British Pound;
●	“HKco” refers to Virax Biolabs Limited, a wholly owned Hong Kong subsidiary of the Company, serving as a holding company;
●	“IVD” refers to in-vitro diagnostics;
●	“Logico BVI” refers to Logico Bioproducts Corp., a wholly-owned subsidiary of SingaporeCo incorporated in the British Virgin Islands;
●	“ordinary shares” refers to our ordinary shares, each of $0.001 par value;
●	“RMB” refers to the Renminbi;
●	“SEC” refers to the United States Securities and Exchange Commission;
●	“Shanghai Xitu” refers to Shanghai Xitu Consulting Co., Limited, a wholly-owned subsidiary of Logico BVI and a wholly foreign owned enterprise incorporated in China;
●	“SingaporeCo” refers to Virax Biolabs Pte. Limited, an operating subsidiary incorporated in Singapore;
●	“SGD” refers to the Singapore Dollar;
●	“Securities Act” refers to the Securities Act of 1933, as amended;
●	“Virax Biolabs,” the “Company,” “we,” “us” and “our” refer to Virax Biolabs Group Limited and our wholly owned subsidiaries;
●	“ViraxImmune T cell” refers to ViraxImmune T cell Medical Device Company Limited, a wholly-owned subsidiary of HKco; and
●	“$,” “USD,” “US$” and “U.S. dollar” refers to the United States dollar.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. [Reserved]

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

Risks Related to Our Business and Industry

We have limited operating history, have incurred operating losses for the years ended March 31, 2024 and 2023 and expect to incur significant losses for the foreseeable future. We may not generate sufficient revenue or become profitable or, if we achieve profitability, we may not be able to sustain it.

Biotechnology product development is a highly speculative undertaking and involves a substantial degree of risk. We are a clinical-stage biotechnology company with a limited operating history upon which you can evaluate our business and prospects. We commenced operations in 2013, and to date, we have focused primarily on organizing and staffing our company, business planning, raising capital, performing research and development activities, primarily the development of the ViraxImmune product and a mobile application, establishing our intellectual property portfolio, and conducting clinical trials.

We have incurred operating losses since inception. If our products are not successfully commercialized, namely, ViraxImmune, we may not generate further revenue. Our net losses were $6,739,120 and $5,457,763 for the years ended March 31, 2024 and 2023, respectively. As of March 31, 2024, we had an accumulated deficit of $18,527,997. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. ViraxImmune products will require additional development time and resources before we would begin generating revenue from product sales. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase substantially as we conduct our ongoing research and development of our ViraxImmune products and seek to obtain product certification approvals in the territories we have identified, as well as hire additional personnel, obtain and protect our intellectual property and incur additional costs for commercialization or to expand our pipeline of product candidates.

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

We are seeking to build upon our existing research and development to develop a comprehensive set of T cell diagnostics and immune profiling solutions. Our strategic focus is the development and commercialization of immune profiling IVDs in indications associated with chronic inflammation and T cell exhaustion, such as post viral syndromes and other infectious diseases, chronic inflammation and immune-oncology.

Developing new products and services is a speculative and risky endeavor. Products or services that initially show promise may fail to achieve the desired results or may not achieve acceptable levels of analytical accuracy or clinical utility. We may need to alter our products in development and repeat clinical studies before we identify a potentially successful product or service. Product development is expensive, may take years to complete and can have uncertain outcomes. Failure can occur at any stage of the development. If, after development, a product or service appears successful, we may, depending on the nature of the product or service, still need to obtain regulatory clearances, authorizations or approvals before we can market it. The regulatory clearance, authorization or approval pathways are likely to involve significant time, as well as additional research, development and clinical study expenditures. The regulatory authorities may not clear, authorize or approve any future product or service we develop. Even if we develop a product or service that receives regulatory clearance, authorization or approval, we would need to commit substantial resources to commercialize, sell and market it before it could be profitable, and the product or service may never be commercially successful. Additionally, development of any product or service may be disrupted or made less viable by the development of competing products or services.

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

A key element of our strategy is to leverage our ViraxImmune platform to address a wide range of research, diagnostic and health needs within indications associated with chronic inflammation and T cell exhaustion through our test kits. If we are unable to generate compelling evidence supporting our T cell test results, our platform may face a broader obstacle to using our diagnostics data for commercially viable products and services.

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

Our efforts to develop a T cell In-Vitro Diagnostic Test may not be successful, and it may not yield the insights we expect at all or on a timetable that allows us to develop or commercialize any new diagnostic products.

We are currently developing a comprehensive set of T cell diagnostics and immune profiling solutions. Our strategic focus is the development and commercialization of immune profiling IVDs in indications associated with chronic inflammation and T cell exhaustion, such as post viral syndromes and other infectious diseases, chronic inflammation and immune-oncology.

ViraxImmune may not yield clinically actionable insights on a timetable that is commercially viable, or at all. ViraxImmune will initially be focusing in diseases associated with post viral syndromes including but not limited to SARS-CoV-2, Human Papillomavirus (better known as HPV), Malaria, Hepatitis B, and Herpes (better known as HSV-1). If our efforts do not accelerate the pace at which we can validate our diagnostic method, the timetable for our business model may not be commercially viable. Even if we can accelerate this timeline, our products and services derived from our novel technologies may have product or service level errors. If we are unable to make meaningful progress in our technology and successfully use it to develop and commercialize new diagnostic products or services, our business and results of operations will suffer.

If we are not successful in obtaining regulatory approvals for our ViraxImmune products, we may not be able to commercialize our products in the expected timeframe or at all, and our ability to expand our business and achieve our strategic objectives would be impaired.

Currently, we are developing a comprehensive set of T cell diagnostics and immune profiling solutions. Our strategic focus is the development and commercialization of immune profiling IVDs in indications associated with chronic inflammation and T cell exhaustion, such as post viral syndromes and other infectious diseases, chronic inflammation and immune-oncology. For example, in the United States, the FDA regulates the sale or distribution of medical devices, including but not limited to, IVD test kits. IVD products are subject to regulation by the FDA as medical devices to the extent that they are intended for use in the diagnosis, treatment, mitigation or prevention of disease or other conditions. They are subject to premarket review and post market controls which will differ depending on how the FDA classifies a specific IVD.

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

Should we fail to obtain the necessary FDA or the relevant regulatory authority’s approval, for example, to demonstrate to the FDA or the relevant regulatory authority’s satisfaction that our T cell IVD/Immune response Test kits are safe and effective, we may not be able to commercialize our ViraxImmune product and/or platform in the expected timeframe or at all, and our ability to expand our business and achieve our strategic objectives would be impaired.

We will face significant challenges in successfully commercializing our products, particularly in new markets.

We intend to grow our own sales and marketing capabilities and promote our product candidates if and when regulatory approval has been obtained in the United Kingdom, European Union and North America, and to expand to other markets as well. In order to successfully commercialize our products in these new markets, we require appropriate infrastructure such as information technology, enterprise resource planning and forecasting. We may fail to launch our products effectively or to market our products effectively. Recruiting and training a sales force is expensive and costs of creating an independent sales and marketing organization and of marketing and promotion could be above what we anticipate. In addition, recruiting and training a sales force is time consuming and could delay any product launch. In the event that any such launch is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

If we enter into arrangements with third parties to perform sales and marketing services, our product revenues or the profitability of these product revenues to us could be lower than if we were to market and sell any products that we develop ourselves. Such collaborative arrangements may place the commercialization of our products outside of our control and would make us subject to a number of risks, including that we may not be able to control the amount or timing of resources that our collaborative partner devotes to our products or our collaborator’s willingness or ability to complete its obligations, and our obligations under our arrangements may be adversely affected by business combinations or significant changes in our collaborator’s business strategy. In addition, we may not be successful in entering into arrangements with third parties to sell and market our products or may be unable to do so on terms that are favorable to us. Acceptable third parties may fail to devote the necessary resources and attention to sell and market our products effectively.

If we do not establish sales and marketing capabilities in new markets successfully in our targeted expansion regions or countries, either on our own or in collaboration with third parties, we may not be successful in commercializing our products, which in turn would have a material adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations will depend on the market acceptance and increased demand for our products by Contract Research Organizations, hospitals, governments and public health departments, as well as physicians and others in the medical community, and the growing proportion of the population who are interested in taking personal charge over their health and wellbeing.

Our future success depends on our products gaining sufficient market acceptance by hospitals, public health departments and consumer groups interested in their health and wellbeing. If our products do not achieve an adequate level of acceptance by such customer groups, we may not generate enough revenue to become profitable. For example, the degree of market acceptance of our T cell in-vitro diagnostics product will depend on a number of factors, including:

•
clinical guidelines relative to the screening for, and diagnosis and monitoring of chronic inflammation and T cell exhaustion;
•
the efficacy and potential advantages of our T cell in-vitro diagnostics test over alternative tests;
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

Our efforts to educate physicians and other members of the medical community on the benefits of our products may require significant resources and may never be successful. Such efforts to educate the marketplace may require more resources than are required by conventional technologies marketed by our competitors. In particular, continuing to gain market acceptance for our products in nascent markets could be challenging. In certain markets, including, for example Canada and United States, our potential for future growth is difficult to forecast. If we were to incorrectly forecast our ability to penetrate these markets, expenditures that we make may not result in the benefits that we expect, which could harm our results of operations. Additionally, if we lose any of our customers due to significant delays in our ability to obtain re-registration of our T cell IVD/Immune response Test in our initial target markets, our results of operations could be materially and adversely affected.

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

The success of some of our products partially depends on the continued demand for diagnostic products linked to SARS-CoV-2 and other major viral diseases.

Even if we achieve market acceptance, our success will partially depend on continued demand for diagnostic products for SARS-CoV-2 and other major viral diseases. SARS-CoV-2 screening policies could change such that tests are conducted less frequently or in fewer instances. For example, healthcare institutions facing increased cost control requirements could determine to reduce employee testing. In addition, various institutions or governing bodies may decide that the incidence of SARS-CoV-2 has dropped sufficiently in the future within their screening population so as to permit reduced testing. Changes to immigration policies and policies relating to resettlement of refugees, as well as other policy changes may substantially reduce testing in the markets we serve and could have a material and adverse effect on our business. In order to reduce our dependency on continued demand for diagnostic products in relation to SARS-CoV-2, we are developing our technology to focus on other major viral threats, however, we cannot be sure whether such developments can be successful. If we fail to develop our technology to easily adapt to new variants of coronavirus or potential new viral threats, it may materially adversely affect our financial condition and results of operations.

The success of our proprietary technology T cell testing requires us to proceed through clinical and validation studies successfully, which is not guaranteed.

In order for our proprietary technology T cell IVD/Immune response Test to be successful, we are required to sucessfully proceed through further clinical and validation studies, which is not guaranteed. Clinical testing or validation is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time and may adversely affect our operations and finances should there be a prolonged process of clinical and validation studies.

New market opportunities may not develop as quickly as we expect, limiting our ability to market and sell our products successfully.

We intend to take steps to continue to increase the presence of our products in markets both in the target markets and in the wider international market including the United Kingdom, EU, United States and Canada. We intend to grow our sales force globally and establish distributor relationships to better access international markets. We believe these opportunities will take substantial time to develop or mature, however, and we cannot be certain that these market opportunities will develop as we expect. The future growth and success of our products in these markets depends on many factors beyond our control, including recognition and acceptance by the scientific community in that market and the prevalence and costs of competing methods of viral screening. If the markets for our products do not develop as we expect, our business may be adversely affected.

Our efforts to discover and develop products and services related to the ViraxImmune products may not be successful from either a platform extension or commercialization perspective.

We are in the process of developing a comprehensive set of T-cell diagnostics and immune profiling solutions. The platform's capabilities will initially focus on measuring chronic inflammation associated with T-cell exhaustion in areas such as Long COVID effects, Chimeric Antigen Receptor T-cell (CAR-T) therapies, Myloid, Encephalomyelitis (ME) and post viral syndromes. We are still in the process of conducting further tests and we have not submitted any clinical performance studies to any regulatory agency for approval. While we believe quantifying virus-specific T cells may provide important research and diagnostic advantages because T cells persist in the immune system later than antibodies, the data upon which such belief is based is limited and our analyses are preliminary. As we continue to collect and analyze additional data, we may find that our initial hypotheses are not applicable to some major viral diseases, or are not supported by a larger data set or further analysis. If our beliefs regarding the effectiveness of T cells in-vitro diagnostics tests are incorrect, that could have a material adverse effect on the market for T cells in-vitro diagnostics tests, our revenue expectations, reputation, financial condition, and our stock price, which would be adversely impacted.

Our efforts to further develop and commercialize T cell diagnostics tests involve a high degree of risk, and our efforts may fail for many reasons, including:

•
failure of our products to be effective on major viral diseases;
•
failure of our T cells diagnostics tests to detect major viral diseases as expected, including due to defects and errors;
•
lack of validation data, particularly as new major viral diseases arise;
•
failure to demonstrate the analytical accuracy or clinical utility of diagnostic tests;
•
failure to obtain the necessary regulatory approvals or clearances; or
•
commercial disruption caused by the development of competing products or services.

Additionally, there can be no assurances as to the commercial success of T cell in-vitro diagnostics tests for major viral disease. Our investments in the discovery and development of products and services related to major viral disease may not be accretive to our future financial results and if we determine that any product or service is unlikely to succeed, we may abandon them without any return on our investment.

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

In particular, national laws of member states of the EU are in the process of being adapted to the requirements under the GDPR, thereby implementing national laws which may partially deviate from the GDPR and impose different obligations from country to country, so that we do not expect to operate in a uniform legal landscape in the EU. In the future, should we collect any genetic data in connection with our business and operations, our operations may also be subject to the GDPR, which specifically allows national laws to impose additional and more specific requirements or restrictions, and European laws have historically differed quite substantially in this field, leading to additional uncertainty.

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

A part of our operations is also carried out in China and a portion of the data and personal information we collected will need to be stored in China where relevant to ensure compliance with the Peoples Republic of China ("PRC") laws. We do not hold personal information of more than one million users and we believe that the Company’s initial public offering (“IPO”) of ordinary shares in July 2022 was not subject to PRC cybersecurity review. In addition, as of the date of this report, we have not received any notice of and are not currently subject to any proceedings initiated by the CAC or any other PRC regulatory authority. In addition, we may be subject to heightened regulatory scrutiny from PRC governmental authorities in the future. As there remains significant uncertainty in the interpretation and enforcement of the Data Security Law and the PRC Personal Information Protection Law (the "PIPL"), we cannot assure you that we will comply with such regulations in all respects. Any non-compliance with these laws and regulations may subject us to fines, orders to rectify or terminate any actions that are deemed illegal by regulatory authorities, other penalties, including but not limited to reputational damage or legal proceedings against us, which may affect our business, financial condition or results of operations.

The in-vitro diagnostics industry is subject to rapid change, which could make our diagnostics platform and related products and services that we develop obsolete.

Our industry is characterized by rapid changes, including technological and scientific breakthroughs, frequent new product and service introductions and enhancements and evolving industry standards, all of which could make our current and future products and services obsolete. Our future success will depend on our ability to keep pace with the evolving needs of our customers on a timely and cost-effective basis and to pursue new market opportunities that develop as a result of scientific and technological advances. In recent years, there have been numerous advances in technologies relating to the diagnosis and treatment of viral diseases. There have also been advances in technologies used to computationally analyze very large amounts of biologic information. If we do not update our products and services to reflect new scientific knowledge about diagnostics technology, software development, our products and services could become obsolete and any sales of our current products and services and any future products and services we develop based on our diagnostics platform could decline or fail to grow as expected.

Our business could suffer if we lose the services of, or are unable to attract and retain, key members of our senior management, key advisors or other personnel.

We are dependent upon the continued services of key members of our senior management, including James Foster, Nigel McCracken and Jason Davis. The loss of any one of these individuals, without adequate time to find a suitable replacement, could disrupt our operations or our strategic plans. Additionally, our future success will depend on, among other things, our ability to continue to hire and retain the necessary qualified scientific, technical, sales, marketing and managerial personnel, for whom we compete with numerous other companies, academic institutions and organizations. The loss of members of our management team, key advisors or personnel, or our inability to attract or retain other qualified personnel or advisors, could have a material adverse effect on our business, results of operations and financial condition. Although all members of our senior management team have entered into agreements that restrict their ability to compete with us for a period of time after the end of their employment, we may be unable to enforce such restrictive covenants at all or for a sufficient duration of time to prevent members of our management team from competing against us.

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

We face risks related to natural disasters, health epidemics and other outbreaks which could significantly disrupt our operations.

In general, our business could be adversely affected by the effects of epidemics, including, but not limited to, SARS-CoV-2, avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, severe weather conditions such as a snowstorm, flood or hazardous air pollution, or other outbreaks. In response to an epidemic, severe weather conditions, or other outbreaks, government and other organizations may adopt regulations and policies that could lead to severe disruption to our daily operations, including temporary closure of our offices and other facilities. These severe conditions may cause us and/or our partners to make internal adjustments, including but not limited to, temporarily closing down business, limiting business hours, and setting restrictions on travel and/or visits with clients and partners for a prolonged period of time. Various impacts arising from severe conditions may cause business disruption, resulting in material, adverse impact to our financial condition and results of operations.

Risks Related to Intellectual Property

If we are not able to adequately protect our proprietary intellectual property and information, and protect against third party claims that we are infringing on their intellectual property rights, our results of operations could be adversely affected.

The value of our business depends in part on our ability to protect our intellectual property and information, including our patents, copyrights, trademarks, trade secrets, and rights under agreements with third parties, in the United Kingdom and around the world, as well as our customers, employees, and customer data. Third parties may try to challenge our ownership of our intellectual property globally. In addition, intellectual property rights and protections in the United Kingdom may be insufficient to protect material intellectual property rights globally and the United Kingdom. Further, our business is subject to the risk of third parties counterfeiting our products or infringing on our intellectual property rights. The steps we have taken may not prevent unauthorized use of our intellectual property. We may need to resort to litigation to protect our intellectual property rights, which could result in substantial costs and diversion of resources. If we fail to protect our proprietary intellectual property and information, including with respect to any successful challenge to our ownership of intellectual property or material infringements of our intellectual property, this failure could have a significant adverse effect on our business, financial condition, and results of operations.

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

We cannot be certain that patents will be issued or granted with respect to applications that are currently pending. As a biotechnology company, our patent position is uncertain because it involves complex legal and factual considerations. The standards applied by the European Patent Office, the United States Patent and Trademark Office, or USPTO, and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biotechnology patents. Consequently, patents may not issue from our pending patent applications. As such, we do not know the degree of future protection that we will have on our proprietary products and technology. The scope of patent protection that the European Patent Office and the USPTO will grant with respect to the antibodies in our antibodies product pipeline is uncertain. It is possible that the European Patent Office and the USPTO will not allow broad antibody claims that cover antibodies closely related to our product candidates as well as the specific antibody. As a result, upon receipt of European Medicines Agency or Food and Drug Administration approval, competitors may be free to market antibodies almost identical to ours, including biosimilar antibodies, thereby decreasing our market potential. However, a competitor cannot submit to the European Medicines Agency or Food and Drug Administration an application for a biosimilar product based on one of our products until four years following the date of approval of our “reference product,” and the European Medicines Agency or Food and Drug Administration may not approve such a biosimilar product until 12 years from the date on which the reference product was approved.

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
•
we will be able to successfully commercialize our products on a substantial scale, if approved, before relevant patents we may have expire;
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

We consider the United States as a target market with significant potential. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if future patents covering our product candidates, their manufacture, or use are obtained, once the patent life has expired, we may be open to competition from competitive diagnostics, including biosimilar diagnostics. Given the amount of time required for the development, testing and regulatory review of new product candidates, future patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our future owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

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

Our commercial success will depend in part on not infringing the patents or copyrights, or otherwise violating the other proprietary rights of others. Significant litigation regarding patent rights and copyright rights occur in our industry. Our competitors around the globe, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our products. In addition, patent applications in Europe and elsewhere can be pending for many years before issuance, or unintentionally abandoned patents or applications can be revived, so there may be applications of others now pending or recently revived patents of which we are unaware. These applications may later result in issued patents, or the revival of previously abandoned patents, that will prevent, limit or otherwise interfere with our ability to make, use or sell our products. Third parties may, in the future, assert claims that we are employing their proprietary technology without authorization, including claims from competitors or from non-practicing entities that have no relevant product revenue and against whom our own patent portfolio may have no deterrent effect. As we continue to commercialize our products in their current or updated forms, launch new products and enter new markets, we expect competitors may claim that one or more of our products infringe their intellectual property rights as part of business strategies designed to impede our successful commercialization and entry into new markets. The large number of patents, the rapid rate of new patent applications and issuances, the complexities of the technology involved, and the uncertainty of litigation may increase the risk of business resources and management’s attention being diverted to patent litigation. We have, and we may in the future, receive letters or other threats or claims from third parties inviting us to take licenses under, or alleging that we infringe, their patents.

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

Changes in the current regulatory framework for IVD can impose additional regulatory burdens on us. In addition, there is currently an on-going review as to acceptance of EU MDR and EU IVDR CE certificates renewed which we cannot be certain of in future developments. As the regulatory framework evolves in the targeted jurisdictions for our current in-development T Cell IVD/Immune response Test under the ViraxImmune brand, we may incur substantial costs to ensure compliance with new or amended laws and regulations. Failure to comply with any of these laws and regulations could result in enforcement actions against us, damage to our reputation, render us unable to commercialize our ViraxImmune product and/or platform in the expected timeframe or at all, and our ability to expand our business and achieve our strategic objectives would be impaired, any of which could have a material adverse effect on our business.

If we fail to comply with the extensive regulations of domestic and international regulatory authorities, sales of our products in new markets and the development and commercialization of any new product candidates could be delayed or prevented.

Our existing tests, as well as new tests, will be subject to extensive government regulations related to development, testing, manufacturing and commercialization in Europe, the United States and other countries before we can sell in these markets. The process of obtaining and complying with the relevant governmental regulatory approvals and regulations is costly, time consuming, uncertain and subject to unanticipated delays. Despite the time and expense exerted, regulatory approval is never guaranteed. We may not be able to obtain the required regulatory approval and market any further products we may develop during the time we anticipate, or at all. We also are subject to the following risks and obligations, among others:

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

IVD manufacturers may only rely on the transitional provisions above provided that: (i) the devices continue to comply with applicable requirements imposed by the IVDD; (ii) they respect the IVDR requirements relating to post-market surveillance, market surveillance, vigilance, registration of economic operators and devices from May 26, 2022 in place of the corresponding requirements in the IVDD; and (iii) no significant changes are made in the design and intended purpose of the devices during the transitional period.

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

IVDs compliant with the EU in vitro diagnostic medical devices regulation (EU IVDD) can be placed on the Great Britain market up until the 30 June 2030. We intend to use the recognized CE marks that we will apply with the European Union for our medical device product, namely our current in development T cell IVD/Immune response Test under the ViraxImmune brand. After which, we will apply with the UK Medicine and Healthcare Products Regulatory Agency for a UK Conformity Assessed mark.

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

As a result of the SARS-CoV-2 pandemic, the US government declared a state of emergency which enabled the FDA to issue emergency use authorizations (EUAs) to provide more timely access to critical medical products (including medicines and tests) that may help during the emergency when there are no adequate, approved, and available alternative options. EUAs are in effect until the emergency declaration ends but can be revised or revoked as FDA considers the needs during the emergency and new data on a product’s safety and effectiveness, or as products meet the criteria to become approved, cleared, or licensed by the FDA. Manufacturers of several types of SARS-CoV-2 assays have been granted EUAs. These authorizations are only intended for the duration of the emergency declaration, and afterwards will be revoked. The FDA has indicated the withdrawal of the EUA process will be done in a controlled ramp down.

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

The testing of our T cell IVD/Immune response Test under the ViraxImmune brand entails an inherent risk of product liability claims. Further, providing clinical testing services entails a risk of claims for errors or omissions made by our laboratory staff. Potential liability claims may exceed the amount of our insurance coverage or may be excluded from coverage under the terms of the policy. As of the date of this report, we obtained a product liability insurance for the testing of the T cell IVD/Immune response Test under the ViraxImmune brand. Although we obtained product liability insurance for the testing of the T cell IVD/Immune response Test under the ViraxImmune brand, if any liability claims arise, it may result in:

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

Our effective tax rates could be adversely affected by changes in tax laws, treaties and regulations, both internationally and domestically, or the interpretation thereof by the relevant tax authorities, including changes to the patent income deduction, possible changes to the corporate income tax base, wage withholding tax incentive for qualified research and development personnel in the United Kingdom and other tax incentives and the implementation of new tax incentives such as the innovation deduction. An increase of the effective tax rates could have an adverse effect on our business, financial position, results of operations and cash flows.

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

Virax Biolabs is a holding company incorporated in the Cayman Islands, and we may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under the current practice of the Inland Revenue Authority of Singapore, no tax is payable in Singapore in respect of dividends paid by us. Any limitation on the ability of our SingaporeCo to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. Shareholders of a Cayman company will not be subject to any income, withholding or capital gains taxes in the Cayman Islands with respect to the holding of their shares in a Cayman company and dividends received on those shares, nor will they be subject to any estate or inheritance taxes in the Cayman Islands. There are no foreign exchange controls in the Cayman Islands. Under the Companies Act (Revised) of the Cayman Islands (the "Cayman Companies Act"), a Cayman company may declare and pay a dividend to shareholders from time to time out of the profits or out of the share premium account, provided that Virax Biolabs shall be able to pay its debts as they fall due in the ordinary course of business.

Any limitation on the ability of Virax Biolabs or UK subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Risks related to Singapore

Developments in the social, political, regulatory and economic environment in the countries where we operate, may have a material and adverse impact on us.

Our business, prospects, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in countries in which we operate. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, nationalism, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation. For example, we used to have considerable operations in Singapore, and negative developments in Singapore’s socio-political environment may adversely affect our business, financial condition, results of operations and prospects. Although the overall economic environment in Singapore and other countries including the United States and Europe where we operate appear to be positive, there can be no assurance that this will continue to prevail in the future. We are considering closing our Singapore operations due to limited operations in Singapore since our IPO in 2022.

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

Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ confidence in financial markets as a whole and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The Hong Kong legal system embodies uncertainties which could limit the legal protections available to us.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function in a high degree of autonomy for its affairs, including currencies, immigration and customs, independent judiciary system and parliamentary system. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed were compromised, it could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operation. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

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

On February 17, 2023, the State Council and the China Securities Regulatory Commission ("CSRC") promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Administrative Measures”), which took effect on March 31, 2023.

Pursuant to the Article 14 of the Administrative Measures, domestic enterprises that directly offer or list securities on an overseas stock exchange shall file with the CSRC. Domestic enterprise that indirectly offer or list securities on an overseas stock exchange, the issuer shall designate a major domestic operating entity as the domestic responsible person who shall file with the CSRC.

We have not “directly” offered securities overseas (as Shanghai Xitu is not the issuer of the listed securities on an overseas stock exchange and does not meet the thresholds discussed below).

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

Based on the above mentioned Administrative Measures at IPO, given that Shanghai Xitu does not directly offer or list securities on an overseas stock exchange, and the operating revenue, total profit, total assets or net assets of the Shanghai Xitu for the financial year before our listing accounted for less than 50% of the Virax Company's audited consolidated financial statements. Shanghai Xitu is primarily engaged in procurement, the main parts of the business activities of the Company are not carried out in the PRC, and none of Shanghai Xitu’s senior managers was a Chinese citizen and only two (2) out of seven (7) have an ordinary residence located in the PRC, the Company's IPO shall not be deemed as a domestic enterprise that indirectly offer or list securities on an overseas stock exchange, nor does it require filing or approvals from the CSRC. However, there can be no assurance that the relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as us, or that the CSRC or any other PRC governmental authorities would not promulgate new rules or new interpretation of current rules (with retrospective effect) to require us to obtain CSRC or other PRC governmental approvals for the Company's IPO.

The PRC government has significant oversight and discretion over the conduct of a PRC company’s business and may intervene with or influence its operations at any time as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding any industry that could adversely affect the business, financial condition and results of operations of Shanghai Xitu. Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

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

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. While there is no revenue from Shanghai Xitu, our ability to operate Shanghai Xitu in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

For example, the Chinese cybersecurity regulator announced on July 2, 2021 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that Didi Global Inc.’s app be removed from smartphone app stores.

As such Shanghai Xitu may be subjected to various government and regulatory interference in the provinces in which they operate. Shanghai Xitu could be subjected to regulations by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. If the PRC government initiates an investigation into us at any time alleging violation of cybersecurity laws, anti-monopoly laws, and securities offering rules in China in connection with the Company's IPO or any future offerings, we may have to spend additional resources and incur additional time delays to comply with the applicable rules, and our business operations will be affected materially and any such action could cause the value of our securities to significantly decline or be worthless.

As at the date of this report, management believes that there are no PRC laws and regulations (including the CSRC, the CAC, or any other government entity) in force explicitly requiring that our Company or Shanghai Xitu obtain permission from PRC authorities for the Company's IPO or future offerings or to issue securities to foreign investors (by Virax Biolabs), and our Company or Shanghai Xitu have not received any inquiry, notice, warning, sanction or any regulatory objection to the Company's IPO from any relevant PRC authorities. However, it is uncertain when and whether the Company or Shanghai Xitu will be required to obtain permission from the PRC government for future offerings on U.S. stock exchanges, and even when such permission is obtained, whether it will be denied or rescinded. Any new policies, regulations, rules, actions or laws by the PRC government may subject us to material changes in operations, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

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

A part of our operations is located in China and Hong Kong, and thus, or business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole. Policies, regulations, rules, and the enforcement of laws of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. Shanghai Xitu’s, HKco’s, and ViraxImmune T cell’s ability to operate profitably in the PRC and Hong Kong may be adversely affected by changes in policies by the PRC government, including changes in laws, regulations or their interpretation, particularly those dealing with the Internet, including censorship and other restriction on material which can be transmitted over the Internet, security, intellectual property, money laundering, taxation and other laws that affect our PRC and Hong Kong subsidiaries’ ability to operate its business.

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

In 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE Circular 142 regulates the conversion by FIEs of foreign currency into Renminbi by restricting the usage of converted Renminbi. SAFE Circular 142 provides that any Renminbi capital converted from registered capital in foreign currency of FIEs may only be used for purposes within the business scopes approved by PRC governmental authority and such Renminbi capital may not be used for equity investments within China unless otherwise permitted by PRC law. In addition, the SAFE strengthened its oversight of the flow and use of Renminbi capital converted from registered capital in foreign currency of FIEs. The use of such Renminbi capital may not be changed without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been utilized. On July 4, 2014, SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched the pilot reform of administration regarding conversion of foreign currency registered capitals of FIEs in 16 pilot areas. According to SAFE Circular 36, some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of an ordinary FIE in the pilot areas, and such FIE is permitted to use Renminbi converted from its foreign-currency registered capital to make equity investments in the PRC within and in accordance with the authorized business scope of such FIEs, subject to certain registration and settlement procedure as set forth in SAFE Circular 36. On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 36 and SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, providing entrusted loans or repaying loans between non-financial enterprises. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 may significantly limit our ability to use Renminbi converted from part of the net proceeds of the Company's IPO to fund the establishment of new entities in China by our subsidiary, to invest in or acquire any other PRC companies through our PRC subsidiary, or to establish variable interest entities in the PRC, which may materially and adversely affect our business, financial condition and results of operations. In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiary may be negatively affected, which could materially and adversely affect our PRC subsidiary’ liquidity and its ability to fund its working capital and expansion projects and meet its obligations and commitments.

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

Risks Related to Our Securities

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

We have never paid dividends on ordinary shares and do not currently anticipate paying any cash dividends on our ordinary shares in the foreseeable future. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our articles of association provide that our board of directors may declare and pay dividends if justified by our financial position and permitted by law. Our articles of association also provides that, subject to the Cayman Companies Act, the Company may also by ordinary resolution declare dividends in accordance with the respective rights of the shareholders but no dividend shall exceed the amount recommended by the directors.

Under Cayman Islands law, any payment of dividends would be subject to relevant legislation and our articles of association, which provide that all dividends must be approved by our board of directors and, in some cases, our shareholders, and may only be paid from our distributable profits available for the purpose, determined on an unconsolidated basis.

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

Upon the closing of the Company's IPO, we report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our ordinary shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and additional accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

Nasdaq may apply additional and more stringent criteria for our continued listing because our insiders will hold a large portion of our listed securities.

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

Failure to comply with anti-corruption and anti-money laundering laws, including the FCPA and similar laws associated with activities outside of the United States, could subject us to penalties and other adverse consequences.

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

We incur significant costs as a result of being a public company, which may materially and adversely affect our business, financial condition and results of operations.

We incur costs associated with corporate governance requirements that are applicable to us as a public company, including rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Exchange Act, as well as the rules of the Nasdaq. These rules and regulations significantly increase our accounting, legal and financial compliance costs and make some activities more time-consuming and regulations to make it more expensive for us to obtain and maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Accordingly, increases in costs incurred as a result of being a publicly traded company may materially and adversely affect our business, financial condition and results of operations.

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

Pursuant to the International Tax Cooperation (Economic Substance) Act, 2018 of the Cayman Islands, or the ES Act, that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is Virax Biolabs. There are nine designated "relevant activities" under the ES Act, and for so long as Virax Biolabs is carrying on activities which falls within any of the designated relevant activities, it shall comply with all applicable requirements under the ES Act. If the only business activity that Virax Biolabs carries on is to hold equity participation in other entities and only earns dividends and capital gains, then based on the current interpretation of the ES Act, Virax Biolabs is a “pure equity holding company” and will therefore only be subject to the minimum substance requirements, which require Virax Biolabs to (i) comply with the all applicable requirements under the Cayman Companies Act and (ii) have adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that Virax Biolabs will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on Virax Biolabs' business and operations.

Because we are incorporated under the laws of the Cayman Islands, our executive office is located in United Kingdom and the majority of our executive officers and directors are located outside the United States, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal or state courts may be limited.

We are holding company incorporated as an exempted company with limited liability incorporated under the laws of the Cayman Islands and our executive office is located in the United Kingdom. In addition, the majority of our executive officers and directors are located outside of the United States and are nationals or residents of jurisdictions other than the United States, and all or a substantial portion of their assets are located outside of the United States. Mr. James Foster, our Chief Executive Officer, chairman of the board of directors, holds a British Passport and currently resides in Shanghai, China; Mr. Jason Davis, our Chief Financial Officer, is located in the United States and holds a United States passport; Dr. Nigel McCracken, our Chief Operating Officer, holds a British passport and currently resides in the United Kingdom; Mr. Yair Erez, our independent director, holds a British passport and currently resides in the United Kingdom; Mr. Evan Norton, our independent director, holds a United States passport and currently resides in the United States; and Mr. Nelson Haight, our independent director, holds a United States passport and currently resides in United States.

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

Our corporate affairs are governed by our memorandum and articles of association, the Cayman Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Shareholders of Cayman exempted companies incorporated in the Cayman Islands like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders unless required by the Cayman Companies Act or other applicable law or authorized by the directors or by ordinary resolution. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Item 4. Information on the Company

A. History and Development of the Company.

Our legal name is Virax Biolabs Group Limited, and our commercial name is “Virax Biolabs.” We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our principal executive offices are located at BioCity Glasgow, Bo’Ness Road, Newhouse, Lanarkshire, ML1 5UH. Our telephone number is +44 020 7788 7414.

Virax Biolabs is a holding company incorporated in the Cayman Islands. See Item 4.C. - Organizational Structure for the complete subsidiary hierarchy of the Company. In June 2022, Virax Cayman underwent a shareholding restructuring whereby the Company’s authorized share capital became a single class of ordinary shares and all of the then issued shares were re-designated as ordinary shares. In July 2022, the Company completed its IPO and began trading on the Nasdaq under the symbol “VRAX.”

We had $1,164,449 and $178,403 of capital expenditures associated with the purchase of property, plant and equipment, purchases of software, and investment in internally generated software for the year ended March 31, 2024 and 2023, respectively.

We use our website (http://www.viraxbiolabs.com) as a channel of distribution of Company information. The information we post on our website may be deemed material. Accordingly, investors should monitor the website, in addition to following our press releases, SEC filings and public conference calls and webcasts. The contents of our website are not, however, a part of this Annual Report on Form 20-F. In addition, the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding our filings and can be found at http://www.sec.gov.

Emerging Growth Company Status

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of our

IPO on July 25, 2022; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ordinary shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Foreign Private Issuer Status

We are incorporated in the Cayman Islands, and (i) the majority of the company’s executive officers or directors are not U.S. citizens or residents; (ii) more than 50% of our assets are located out of the U.S.; and (iii) our business is administered principally out of the U.S. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance requirements. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market corporate governance requirements.

B. Business overview.

Virax Biolabs is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of our own, Virax Biolabs conducts our primary operations through its operating subsidiaries in the United Kingdom, the United States and China and has been operating since 2013.

Virax Biolabs Group Limited and its subsidiaries is a global innovative biotechnology company focused on the prevention, detection, diagnosis, and risk management of viral diseases with a current focus on the field of T cell in Vitro Diagnostics. The Company is in the process of launching an upcoming brand, ViraxImmune which involves developing and manufacturing tests that can predict adaptive immunity to viral diseases as well as identify individuals suffering from T cell exhaustion linked to post viral syndromes. The Company's mission is to protect people from viral diseases and help with the early diagnosis of post viral syndromes associated with T cell exhaustion and chronic fatigue through the provision of diagnostic tests and tests for adaptive immunity.

Initially, we will be focusing on measuring chronic inflammation associated with T cell exhaustion in areas such as SARS-CoV-2 effects, Chimeric Antigen Receptor T cell (CAR-T) therapies, Myloid, Encephalomyelitis (ME) and post viral syndromes. This versatility will position ViraxImmune as a comprehensive platform capable of potentially addressing a wide range of research, diagnostic and health needs within indications associated with chronic inflammation and T cell exhaustion.

The Company's other minor platforms include the ViraxClear and ViraxVet brands, where we may act as a distributor of third-party test kits that have already been approved in the geographic regions we may sell in. Currently, we do not manufacture or develop any product that we sell in our ViraxClear and ViraxVet product portfolios.

Our Products and Services

ViraxClear and ViraxVet

Our existing, minor product portfolio consists of IVD test kits which we have the ability to distribute through our ViraxClear and ViraxVet brands. Currently, we do not manufacture or develop any product that we may sell and we act as a distributor of third-party suppliers’ products. For the fiscal year ended March 31, 2024, revenues generated from these brands were immaterial and accounted for 100% of our total revenues.

The Company has the ability to distribute primarily the following existing test kits under the ViraxClear and ViraxVet brands:

Range	Test Specification	Self-Test or Professional
Respiratory	SARS CoV-2 Ag	Both
	FluAB/SARS CoV-2 Ag	Both
	FluAB/SARS CoV-2/RSV Ag	Both
	FluAB/SARS CoV-2/RSV/ADV Ag	Both
	Strep A Ag	Professional

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

ViraxImmune

ViraxImmune is our brand under development and also our primary focus in the near future. We are in the process of developing a comprehensive set of T cell diagnostics and immune profiling solutions. Our strategic focus is the development and commercialization of immune profiling IVDs in indications associated with chronic inflammation and T cell exhaustion, such as post viral syndromes and other infectious diseases, chronic inflammation and immune-oncology.

The potential applications of ViraxImmune are not restricted to any single disease or condition. The platform's capabilities will initially focus on measuring chronic inflammation associated with T cell exhaustion in areas such as SARS-CoV-2 effects, Chimeric Antigen Receptor T cell (CAR-T) therapies, Myloid, Encephalomyelitis (ME) and post viral syndromes. This versatility will position ViraxImmune as a comprehensive platform capable of potentially addressing a wide range of research, diagnostic and health needs within indications associated with chronic inflammation and T cell exhaustion.

Post-viral syndromes are a wide range of complex conditions involving physical, cognitive, emotional and neurological difficulties that vary in severity over time. These conditions frequently lead to a sense of tiredness and weakness, pain, difficulty concentrating and headaches that linger after the viral infection has cleared. Symptoms may continue for weeks, months or longer. Various microbial and viral infections are possible trigger factors for post-viral syndrome, including SARS-CoV-2, Epstein-Barr virus, cytomegalovirus, human herpesvirus, enteroviruses, HPV, Lyme disease and Zika, among others.

The diagnosis of these conditions can be very difficult among sufferers who are often neglected by healthcare systems that are unable to identify a definitive diagnosis and treatment strategy. The first point of diagnosis should be identifying that there is an issue and pinpointing the initial cause. The ViraxImmune diagnostic test may help to identify if an individual is suffering from a post-viral syndrome and also elucidate the original viral cause of the condition. The ViraxImmune diagnostic may also identify elements associated with these conditions, such as a persistent cytokine response in addition to T cell exhaustion.

As an example Long COVID represents a significant public health challenge in the post-SARS-CoV-2 era. Epidemiological studies indicate that 10-30% of individuals infected with SARS-CoV-2 experience persistent symptoms beyond the acute phase of the infection. These symptoms, including chronic fatigue, cognitive dysfunction, and respiratory difficulties, persistently affect patient health and quality of life. The heterogeneity of these symptoms complicates the diagnostic process, as they overlap with a range of other post-viral syndromes, posing a challenge to healthcare professionals. The diagnostic tools currently available such as primarily PCR and lateral flow tests, are optimized for acute viral infection detection and do not adequately address the chronic and complex nature of Long COVID. Consequently, many patients experience a diagnostic ambiguity, impacting their subsequent treatment and care. This challenge is exacerbated by the high prevalence of SARS-CoV-2 exposure, both through infection and vaccination, necessitating the development of diagnostic methods specifically tailored to Long COVID.

The primary markets of interest will be the United Kingdom and North America due to a rise in chronic infections, rising healthcare expenditures, a well-developed healthcare sector, large patient population, and government support for research and development. Virax Biolabs will also look to gain regulatory approval of the IVDs in these territories followed by the European Union. The key revenue streams are anticipated to be healthcare providers treating patients, and researchers and drug companies developing treatments in the indications of interest.

The Company intends to initially launch a number of T cell immune profiling assays in different indications as research-use-only ("RUO") followed by the later release of IVDs centered around T cell exhaustion and chronic inflammation through the ViraxImmune platform. The development of a fully approved IVD will involve performing the appropriate analytical and clinical performance studies required as part of the regulatory requirements in the different territories. As part of the development of the in-vitro diagnostic ("IVD") the Company intends to work alongside the appropriate governmental healthcare providers to allow the test to be incorporated into the healthcare system and pharmacy outlets. All intellectual property rights developed during the course of the research and development activities will belong to the Company. To guarantee the relevance of our clinical evidence, the study protocol will be discussed with the FDA and MHRA (UK) via a pre-submission process for guidance prior to the start of any clinical performance study.

Our Industry

Our Company competes in the IVD market. The IVD tests are defined as medical devices and reagents that are used to analyze specimens derived from the human body (including blood, tissues, and other body fluids) to detect diseases, conditions, and infections. IVD tests are usually performed at either stand-alone laboratory, hospital-based laboratory, or point-of-care (“POC”) centers. The technologies used for test sample preparation majorly include polymerase chain reaction (“PCR”), microarray techniques, sequencing technology, and mass spectrometry. Based on the key technologies involved, the global IVD market is fragmented into sub-segments including Immunoassay, Hematology, Clinical Chemistry, Molecular Diagnostics, Microbiology, Haemostasias, Flow Cytometry and others.

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

Key Supplier Relationships

We source our suppliers through multiple channels through referrals from counterparties and through industry exhibitions/expos. Our suppliers are divided into two categories: (1) those manufacturing our products as per our manufacturing standards, and (2) those providing products for our distribution. Our Company works closely with our suppliers to assure continuity of supply while maintaining high quality and reliability. To date, our Company has not experienced any significant difficulty in locating and obtaining the materials necessary to fulfill our production schedules.

Key Customer Relationships

Our Company has two types of customers: (i) direct end user customers, which may include research organizations, corporations, independent laboratories, large hospital systems and public and private institutions, and (ii) distributor customers, which distribute our own brands and products we sourced from third party suppliers.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors and will continue to contribute to our success:

Cutting-edge technology

Our Company is engaged in creating a cutting-edge technology. In particular, our in-development ViraxImmune’s immunological diagnostic profiling technique is intended to be cutting-edge technology which we believe is not currently available on the IVD market as at the date of this report. Currently, we are in the process of developing a comprehensive set of T cell diagnostics and immune profiling solutions. Our strategic focus is the development and commercialization of immune profiling IVDs in indications associated with chronic inflammation and T cell exhaustion, such as post viral syndromes and other infectious diseases, chronic inflammation and immune-oncology.

The potential applications of ViraxImmune are not restricted to any single disease or condition. The platform's capabilities will initially focus on measuring chronic inflammation associated with T cell exhaustion in areas such as SARS-CoV-2 effects, Chimeric Antigen Receptor T cell (CAR-T) therapies, Myloid, Encephalomyelitis (ME) and post viral syndromes. This versatility will position ViraxImmune as a comprehensive platform capable of potentially addressing a wide range of research, diagnostic and health needs within indications associated with chronic inflammation and T cell exhaustion.

Commercialization of our own diagnostic devices

Historically in-vitro diagnostic test kits are designed to be lab specific by leading biotechnology and pharmaceutical companies, and thus, an in-vitro diagnostic test kit company is required to be tied down to a specific biotechnology partner or pharmaceutical partner. However, we are designing our ViraxImmune T cell IVD/Immune response Test kit to be as lab agnostic and easy to use as possible. As a result, we believe this will allow us to distribute the T cell in-vitro diagnostics test kit to a broader geographic reach and deploy the test kits rapidly, without having to impose difficult techniques or equipment on our lab partners or being tied down to a specific lab partner. As a result, we believe we can rapidly capture the T cell in-vitro diagnostics test kit market share in a short period of time.

We are concentrating on developing diagnostics for the early diagnosis for post viral syndromes and indications associated with chronic inflammation and T cell exhaustion as there is a major medical need for early detection to enable early treatment interventions. The primary markets of interest will be the United Kingdom and North America due to a rise in chronic infection, rising healthcare expenditures, a well-developed healthcare sector, rising healthcare expenditures, large patient population, and government support for research and development.

Experienced Management Team with Extensive Industry Expertise and a Global Vision

Our Company has an experienced management team driven by a shared passion for the prevention, detection, diagnosis and risk management of viral diseases, particularly immunology. Our Company is led by our chief executive officer, Mr. James Foster, who had entrepreneurial successes in various investment companies before co-founding Virax. In 2009, Mr. Foster co-founded Cryptex Card, one of the world's first global debit card companies for Bitcoin. In 2013, Mr. Foster co-founded Natural Source Group Pte. Limited, a company which received venture capital funding. Our Chief Operating Officer is Dr. Nigel McCracken. Prior to joining Virax, Dr. McCracken was the Chief Scientific Officer at OTC traded BerGenBio AsA where he drove the plan for BerGenBio AsA's companion diagnostics and assay development. Prior to that role, he served as COO at Nasdaq listed NuCana PLC, a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer, where he provided oversight and direction to the operations of the business, research and development, and execution of corporate strategy. Dr. McCracken obtained a Master's degree in Clinical Pharmacology from Kings College London, a Doctor of Philosophy degree in Biochemical Toxicology from the University of Newcastle Upon Tyne, and a Bachelor of Science degree in Biochemistry and Pharmacology from Strathclyde University. Other members of our management team are also industry veterans with diverse expertise, such as in developing advanced technology platforms, as well as overseeing investments, financing and other corporate development initiatives of various companies, and possess keen insights into the latest trends in the global healthcare and pharmaceutical market.

Expanding Research and Development Capabilities

Our Company has and is continuing to invest significant resources in research and development. For the years ended March 31, 2024 and 2023, our research and development expenses were $1,561,965 and $2,179,341, respectively. As of March 31, 2024, we have an intellectual property portfolio consisting of 2 pending patents, 3 pending trademarks and 4 registered domain names. We have built a strong research and development team and are developing a T cell IVD/Immune response Test kit under the ViraxImmune brand and will initially focus on measuring chronic inflammation associated with T cell exhaustion in areas such as SARS-CoV-2 effects, Chimeric Antigen Receptor T cell (CAR-T) therapies, Myloid, Encephalomyelitis (ME) and post viral syndromes. We will subsequently be addressing a wide range of research, diagnostic and health needs within indications associated with chronic inflammation and T cell exhaustion. As of March 31, 2024, our research and development team was composed of 9 personnel, which accounted for approximately 53% of our total employees. Our research and development team has years of technology know-how in developing and launching products and services in response to market demands. We believe this can lead to a shorter time to market which in turn may allow us to fully capture opportunities presented by shifts in industry trends. Further, our in-house research and development team collaborate closely with our manufacturing and research and development partners to ensure our products receive timely updates and/or the new biotechnology to keep abreast of global outbreaks of viral diseases.

Our Strategies

Development of the proprietary ViraxImmune suite of IVD T cell test kits.

Post-viral syndromes are a wide range of complex conditions involving physical, cognitive, emotional and neurological difficulties that vary in severity over time. These conditions frequently lead to a sense of tiredness and weakness, pain, difficulty concentrating and headaches that linger after the viral infection has cleared. Symptoms may continue for weeks, months or longer. Various microbial and viral infections are possible trigger factors for post-viral syndrome, including SARS-CoV-2, Epstein-Barr virus, cytomegalovirus, human herpesvirus, enteroviruses, HPV, Lyme disease and Zika, among others.

The diagnosis of these conditions can be very difficult among sufferers who are often neglected by healthcare systems that are unable to identify a definitive diagnosis and treatment strategy. The first point of diagnosis should be identifying that there is an issue and pinpointing the initial cause. The ViraxImmune diagnostic test may help to identify if an individual is suffering from a post-viral syndrome and also elucidate the original viral cause of the condition. The ViraxImmune diagnostic may also identify elements associated with these conditions, such as a persistent cytokine response in addition to T cell exhaustion. For further details on ViraxImmune, see “Our Products and Services — ViraxImmune” in this section.

Launch Expanded Sales and Marketing.

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
•
Penetrating other mature regions or countries through the provision of our technology. The primary markets of interest will be the United Kingdom and North America due to a rise in chronic infections, rising healthcare expenditures, a well-developed healthcare sector, large patient population, and government support for research and development. Virax Biolabs will also look to gain regulatory approval of the IVDs in these territories followed by the European Union.. The key revenue streams are anticipated to be healthcare providers treating patients, researchers and drug companies developing treatments in the indications of interest.
•
Launch our sales team. We plan to recruit employees to expand our sales team in our targeted sales regions or countries, namely, the United States, Canada, and the European Union. With an increased sales workforce, we should be able to pursue further business opportunities with our key customers as well as target additional new clients.

Sales, Distribution, Marketing and Advertising

Our Company is continuing to build sales and distribution networks.

Our marketing strategy will largely focus on educating consumers, in particular corporate consumers, about our products as everyone may potentially be susceptible to a viral disease. We also plan to focus on clinics, pharmacies, laboratories, hospitals, and other relevant groups once we receive regulatory approval for our ViraxImmune product. We will use a combination of techniques in our marketing approach including but not limited to social media campaigns and public relations.

Research and Development

For years ended March 31, 2024 and 2023, our research and development expenses amounted to $1,561,965 and $2,179,341, respectively. As of March 31, 2024, our internal research and development team was composed of 9 personnel, who have expertise in developing and manufacturing diagnostics as well as expertise in immunology and within infectious disease and oncology.

Our research and development strategy has been centered on:

•
Developing a number of ELiSpot and FluoroSpot assays as research only use to assess the memory T cell response to specific indications.
•
Developing a comprehensive set of immune profiling IVD focused on early diagnosis for post viral syndromes and indications associated with chronic inflammation and T cell exhaustion to enable early treatment interventions.
•
Establishing a robust development process for the manufacturing of the diagnostic kit and currently setting up a quality management system for the manufacturing process.
•
Collaborating on UK ImRESP trial to generate longitudinal samples in Long COVID, RSV and influenza patients to be used in the development and technical performance of the IVD diagnostics.

Intellectual Property

Our success and future revenue growth depend, in part, on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws, as well as confidentiality procedures, to protect our proprietary technologies and processes.

We believe that the core of our business is comprised of our proprietary technologies. As a result, we strive to maintain a robust intellectual property portfolio. Our success and future revenue growth may depend, in part, on our ability to protect our intellectual property as products and services that are material to our operating results incorporate patented technology.

We have pursued rights in intellectual property, and we focus our intellectual property efforts globally. Our patent strategy is designed to provide a balance between the need for coverage in our strategic market and the need to maintain reasonable costs.

We believe our rights to patents, copyrights, trademarks and other intellectual property rights serve to distinguish and protect our products from infringement and contribute to our competitive advantages.

As of the date of this report, we have applied for 2 patents, including exemplary jurisdictions where patent applications have been filed, and expected expiration dates are summarized in the following table:

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

Competition

We face significant competition in our evolving industries from numerous competitors, particularly the in-vitro diagnostics industry. To differentiate us from other in-vitro diagnostics providers in the industry, we focus on cutting-edge technology capable of potentially addressing a wide range of research, diagnostic and health needs within indications associated with chronic inflammation and T-cell exhaustion.

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

However, we believe we are well positioned to compete in the in-vitro diagnostics market as a result of our comprehensive product portfolio, research and development capabilities, and experienced management team.

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

Regulations

This section sets forth a summary of the significant regulations or requirements in the jurisdictions where we conduct our material business operations, namely the United Kingdom. The primary Singapore laws and regulations, which do not purport to be complete, to which we are subject relate to foreign investment, dividend distributions, foreign exchange controls, data protection, intellectual property rights, anti-money laundering and terrorism financing and employment and labor. This section also sets forth a summary of regulatory approval on medical device products for the relevant jurisdictions for IVD and a summary of the relevant PRC laws, regulations and government policies that are relevant to Shanghai Xitu in the PRC.

United Kingdom

The UK’s withdrawal from the EU will have major ramifications for IVD manufacturers that will, among other things have to follow new procedures that will apply in the UK including appointment of a UK Responsible Person rather than relying on European Authorized Representatives to manage their compliance efforts in the UK.

IVDs compliant with the EU in vitro diagnostic medical devices regulation (EU IVDD) can be placed on the Great Britain market up until the 30 June 2030. We intend to use the recognized CE marks that we will apply with the European Union for our medical device product, namely our current in development T cell IVD Test under the ViraxImmune brand. After which, we will apply with the UK Medicine and Healthcare Products Regulatory Agency for a UK Conformity Assessed mark.

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

As a result of the SARS-CoV-2 pandemic, the US government declared a state of emergency which enabled the FDA to issue emergency use authorizations (“EUAs”) to provide more timely access to critical medical products (including medicines and tests) that may help during the emergency when there are no adequate, approved, and available alternative options. EUAs are in effect until the emergency declaration ends but can be revised or revoked as FDA considers the needs during the emergency and new data on a product’s safety and effectiveness, or as products meet the criteria to become approved, cleared, or licensed by the FDA. Manufacturers of several types of SARS-CoV-2 assays have been granted EUAs. These authorizations are only intended for the duration of the emergency declaration, and afterwards will be revoked. The FDA has indicated the withdrawal of the EUA process will be done in a controlled ramp down.

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

Upon management's review, Shanghai Xitu has obtained the Foreign Investment Approval Certificate issued by the MOFCOM. The registered business scope of Shanghai Xitu as shown on its business license is as follows: “business information consultation, business management consultation, business registration agency, marketing planning, corporate image planning, conference services (except for hosting, undertaking, and exhibitions), exhibition services (hosting, undertaking, excluding exhibitions), technology development in the field of network technology, proprietary technology transfer, technology consulting, and technical services.”

Upon management's review of the Negative List and Business Scope Specification Expression Query System, as at the date of this report, the registered business scope of Shanghai Xitu is not on the Negative List. As a result, there is no prohibition or restriction on foreign investment in such industries.

In addition, Shanghai Xitu does not need to obtain any special license or approval granted by the relevant authority for it to conduct business within its registered business scope. The business license of Shanghai Xitu is sufficient for it to conduct its registered business scope. Upon management's review, Shanghai Xitu is primarily engaged in procurement. Currently, it procures the relevant medical goods from China for its affiliate in Singapore by signing contracts with the PRC suppliers on behalf of its said affiliate.

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

Virax Biolabs Group Limited (“Virax Biolabs”) — Virax Biolabs Group Limited is a Cayman Islands exempted company incorporated with limited liability on September 2, 2021.

Virax Biolabs (UK) Limited (“Virax UK”) — Virax Biolabs (UK) Limited was incorporated on August 19, 2021 under the laws of the United Kingdom, a wholly-owned subsidiary of the Company and primarily engaged in the Company's research and development activities.

Virax Biolabs Limited (“HKCo” or formerly known as Shanghai Biotechnology Devices Ltd.) — Virax Biolabs Limited, incorporated on April 14, 2020, under the laws of Hong Kong, was previously named as “Shanghai Biotechnology Devices Limited” and effected a name change to “Virax Biolabs Limited” on July 12, 2021. Virax Biolabs Limited, our wholly owned Hong Kong subsidiary, serves as a holding company.

Virax Immune T- Cell Medical Device Company Limited (“Virax Immune T cell”) — Virax Immune T cell Medical Device Company Limited, a wholly-owned subsidiary of HKCo, incorporated on January 16, 2017, under the laws of Hong Kong, was previously named as “Stork Nutrition Asia Limited” and effected a name change to “Virax Immune T cell Medical Device Company Limited” on September 10, 2021.

Virax Biolabs Pte. Limited (“SingaporeCo”) — Virax Biolabs Pte. Limited, incorporated on May 4, 2013 under the laws of Singapore, was previously named as “Natural Source Group Pte. Limited” and effected a name change to “Virax Biolabs Pte. Limited” on July 2, 2021. 95.54% of its capital stock is owned by Virax Biolabs Limited and the remaining 4.35% by independent third-party shareholders.

Logico Bioproduct Corp. (“Logico BVI”) — Logico Bioproducts Corp., a wholly-owned subsidiary of SingaporeCo, is a limited liability company incorporated in the British Virgin Islands on January 21, 2011 and is a holding company.

Shanghai Xitu Consulting Co., Limited (“Shanghai Xitu”) — Shanghai Xitu, a wholly-owned subsidiary of Logico BVI and a wholly foreign owned enterprise, is a limited liability company incorporated on October 27, 2017, in China. Shanghai Xitu is primarily engaged in procurement, warehousing, product development, and staffing management.

Virax Biolabs USA Management, Inc. — Virax Biolabs USA Management, Inc. was incorporated on August 1, 2022 under the laws of the United States, a wholly-owned subsidiary of Virax Biolabs and structured as a management company for operations within the United States.

Virax Biolabs Group Holdings Ltd (“Virax UK HoldCo”) — Virax Biolabs Group Holdings Limited was incorporated on February 22, 2023 under the laws of the United Kingdom, a wholly-owned subsidiary of the Company and structured as a holding company.

Virax Biolabs FZ-LLC (“Virax Dubai”) — Virax Biolabs FZ-LLC was incorporated on April 18, 2023 under the laws of the United Arab Emirates, a wholly-owned subsidiary of the Company and is primarily engaged as a regional distribution company.

Virax Biolabs Trading B.V. (“Virax Netherlands”) — Virax Biolabs Trading B.V. was incorporated on August 4, 2023 under the laws of the Netherlands, a wholly-owned subsidiary of the Company and is primarily engaged as a regional distribution company.

Virax Biolabs UK Operating Limited (“Virax UK Operating”) — Virax Biolabs UK Operating Limited was incorporated on November 7, 2023 under the laws of the United Kingdom, a wholly-owned subsidiary of the Company and is primarily engaged as a regional operating company.

The following diagram illustrates our corporate structure:

Virax Biolabs Group Limited (Cayman Island )
100%
Virax Biolabs Group Holdings (United Kingdom)
100%
Virax Biolabs USA Management, Inc. (United States)
100%
Virax Biolabs (UK) Limited (United Kingdom)
100%
Virax Biolabs UK Operating Ltd (United Kingdom)
100%
Virax Biolabs Trading B.V. (Netherlands)
100%
Virax Biolabs FZ LLC (UAE)
100%
Virax Biolabs Limited (Hong Kong)
100%
Virax Immune T-Cell Medical Device Company Ltd. (Hong Kong)
96.25%
Virax Biolabs Pte. Limited (Singapore)
100%
Logico Bioproducts Corp. (British Virgin Islands)
100%
Shanghai Xitu Consulting Co., Limited (PRC)

D. Property, plant and equipment.

We are headquartered in Glasgow, United Kingdom. In Glasgow, we lease lab space which consists of approximately 198 square meters of space. Lease payments are approximately GBP 3,900 per month. This lab space houses our research operations and has the capacity to fully support any future production of our anticipated products. We also lease lab space in London which consists of approximately 300 square meters of space. Lease payments are approximately GBP 9,600, per month. This lab space lease expires in June 2024 and will not be renewed. In Shanghai, we lease office space which consists of approximately 99 square meters of space. Lease payments are approximately RMB 21,600, per month. This office space houses our China procurement team and will not be renewed.

The majority of our tangible property, plant and equipment consists of laboratory equipment which is fully capable of handling all of the Company's research and development needs as well as future production needs. As of March 31, 2024, the tangible net book value of our property, plant and equipment is $897,627.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended March 30, 2024 and 2023 should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with IFRS. Some of the information contained in this discussion and analysis or set forth elsewhere in this annual report, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

A. Operating results.

Overview

Virax Biolabs is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of its own, it conducts the majority of its operations through its subsidiaries in the United Kingdom, the United States, and China and has been operating since 2013.

The Company is a global innovative biotechnology company focused on the prevention, detection, diagnosis, and risk management of viral diseases with a current focus on the field of T cell in Vitro Diagnostics. The Company is in the process of developing and manufacturing tests that can predict adaptive immunity to viral diseases as well as identify individuals suffering from T cell exhaustion and chronic inflammation linked to post viral syndromes. The Company's mission is to protect people from viral diseases and help with the early diagnosis of post viral syndromes associated with T cell exhaustion and chronic inflammation through the provision of diagnostic tests and tests for adaptive immunity.

The Company is in the process of developing ViraxImmune, with the intention of providing an immunology profiling platform that assesses each individual’s immune risk profile against major global viral diseases as well as helping with the early diagnosis of post viral syndromes associated with T cell exhaustion and chronic inflammation. We are in the process of developing a T cell Test under the ViraxImmune brand and will apply for regulatory agency approval in the future. We believe that the T cell Tests and immunology platform we are developing under the ViraxImmune brand will be particularly useful in assisting in the threat analysis of the major viruses faced globally as well as helping with the early diagnosis of indications associated with T cell exhaustion and chronic inflammation which have been linked to symptoms such as chronic fatigue. Initially, we will be focusing in diseases associated with post viral syndromes including but not limited to SARS-CoV-2, Human Papillomavirus (better known as HPV), Malaria, Hepatitis B, and Herpes (better known as HSV-1).

The Company also has the ability to distribute existing diagnostics test kits through our ViraxClear and ViraxVet brands. Currently, we do not manufacture or develop any product that we sell in our ViraxClear and ViraxVet product portfolios, and we act as a distributor of third-party suppliers’ products. While ViraxClear and ViraxVet have the ability to sell and distribute existing test kits, they are not the main focus of the Company.

Share Consolidation

The Company's board of directors and shareholders approved a 1-for-10 share consolidation (the “Share Consolidation”) on November 3, 2023 and December 6, 2023, respectively. The Company filed the third amended and restated articles of association (the “Post-Split Amended and Restated Articles of Association”), which became effective on December 18, 2023. Beginning with the opening of trading on December 18, 2023, the Company's ordinary shares began trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol "VRAX", but under a new CUSIP number of G9495L125. The objective of the Share Consolidation was to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on the Nasdaq Capital Market. On January 4, 2024, the Company received notification that it had regained compliance with Nasdaq Marketplace Rule 5550(a)(2).

Upon the effectiveness of the Share Consolidation, every ten issued and outstanding ordinary shares of a par value of US$0.0001 each was automatically consolidated into one issued and outstanding ordinary share of a par value of US$0.001 each. No fractional shares were issued as a result of the Share Consolidation. Instead, any fractional shares that would have resulted from the Share Consolidation were rounded up to the next whole number. The Share Consolidation affected all shareholders uniformly and did not alter any shareholder's percentage interest in the Company's outstanding ordinary shares, except for adjustments that may result from the treatment of fractional shares. As such, all share and per share amounts have been given retroactive effect in the financial statements for all periods presented.

Results from Operations

The following table shows selected audited consolidated statement of profit or loss data for the years ended March 31, 2024 and 2023. For a discussion of our results of operations for the year ended March 31, 2022, including a year-to-year comparison between the years ended March 31, 2023 and 2022, refer to Part I, Item 5, “Operating and Financial Review and Prospects” in our Annual Report Form 20-F for the year ended March 31, 2023.

Years Ended March 31, 2024 and 2023

	For the Year Ended March 31,
	2024	2023
Revenues	$156,419	$8,561
Cost of revenues	105,829	9,926
Gross profit (loss)	50,590	(1,365)

Operating Expenses
General and administrative	$4,594,743	$3,552,055
Research & Development	1,561,965	2,179,341
Impairment of intangible asset	390,355	—
Total operating expenses	6,547,063	5,731,396

Operating loss	$(6,496,473)	$(5,732,761)

Other income (expense), net	(242,647)	274,998

Net loss	$(6,739,120)	$(5,457,763)

Other comprehensive loss
Foreign currency adjustment	(3,639)	(111)
Total Comprehensive Loss	$(6,735,481)	$(5,457,652)

Revenues

Revenues were $156,419 for the year ended March 31, 2024 which consisted of sales of test kits to two customers. Revenues were $8,561 for the year ended March 31, 2023 which consisted of sales of test kits to one customer.

Cost of revenues

Cost of revenue for the years ended March 31, 2024 and 2023 was $105,829 and $9,926 and which consisted of test kit supply cost from the manufacturer associated with the sales from our ViraxClear test kit distribution discussed above.

Operating Expenses

Operating expenses were $6,547,063 and $5,731,396 for the years ended March 31, 2024 and 2023, respectively, representing an increase of approximately 14%.

	For the Year Ended March 31,
	2024	2023
Operating expenses:
General and administrative	$4,594,743	$3,552,055
Research and Development	1,561,965	2,179,341
Impairment of intangible asset	390,355	—
Total operating expenses	$6,547,063	$5,731,396

Components of Operating Expenses are as follows:

General and Administration - For the years ended March 31, 2024 and 2023, general and administrative costs were $4,594,743 and $3,552,055, respectively. General and administrative personnel costs for the year ended March 31, 2024 was $1,177,001, an increase of $236,416 from $940,585 for the year ended March 31, 2023. Information technology costs for the year ended March 31, 2024 was $138,010, an increase of $118,629 from $19,381 for the year ended March 31, 2023. The new Glasgow lab rental costs for the year ended March 31, 2024 was $193,571, an increase of $163,005 from $30,566 for the year ended March 31, 2023. Depreciation and amortization for the year ended March 31, 2024 was $102,932, while there was no depreciation or amortization expense for the year ended March 31, 2023. Directors and officers insurance for the year ended March 31, 2024 was $568,175, an increase of $78,021 from $490,154 for the year ended March 31, 2023. These increases were offset by a decrease in stock-based compensation. Stock-based compensation allocated to general and administrative costs for the year ended March 31, 2024 was $943,876, an increase of $262,760 from $943,876 for the year ended March 31, 2023.

Research and Development - For the year ended March 31, 2024, research and development expenses consisted of $982,339 in payroll and stock-based compensation costs and $579,626 in materials and consumables associated with the ongoing clinical studies for the ViraxImmune platform. For the year ended March 31, 2023, research and development expenses consisted of $448,031 in clinical protocol and performance studies from third party laboratory partners as well as $1,731,310 in payroll and stock-based compensation costs.

Impairment of intangible assets - For the year ended March 31, 2024, there was an impairment charge of $390,355 for the ViraxImmune Mobile Application, which development has been suspended and has not been placed into services as of the date of this report. Based on the estimated projections of the future cashflows of the application, the Company concluded that since the ViraxImmune mobile application has been suspended, and the present value of future cashflows does not exceed the carrying value of the capitalized amount, there is a full impairment of these amounts at March 31, 2024. There was no impairment during the year ended March 31, 2023.

Income tax expense

There was no income tax expense for the years ended March 31, 2024 and 2023.

Total other Income, Expense, net

For the year ended March 31, 2024, our total other net expenses were $242,647. For the ended March 31, 2023, our total other net income was $274,998. Interest expenses amounted to $26,878 and $15,468 for the years ended March 31, 2024 and 2023, respectively. The Company recorded a legal settlement expense of $210,500 for the year ended March 31, 2024 and a gain on debt extinguishment of $12,465 and $294,383 for the years ended March 31, 2024 and 2023, respectively.

Net loss

For the years ended March 31, 2024 and 2023, our net loss was $6,739,120 and $5,457,763, respectively. As discussed above, the net loss for the year ended March 31, 2024 and 2023 consists of the expenses discussed above.

B. Liquidity and capital resources.

Cash Flows

For the years ended March 31, 2024 and 2023

	For the Year Ended March 31,
	2024	2023
Cash used in operating activities	(6,247,016)	(4,179,767)
Cash used in investing activities	(1,164,449)	(178,403)
Cash provided by financing activities	1,648,171	13,688,952

Change in cash during the year	(5,763,294)	9,330,782
Cash, beginning of the year	9,352,538	21,756
Cash, end of the year	3,589,244	9,352,538

Cash used in operating activities

Net cash used in operating activities was $6,247,016 and $4,179,767 for the years ended March 31, 2024 and 2023, respectively. The increase in cash used for operations was mainly due to increased losses as the Company increased general and administrative and research and development costs associated with developing our Virax brands during the years ended March 31, 2024 and 2023 as discussed above in Results of Operations.

Cash used in investing activities

Net cash used in investing activities was $1,164,449 and $178,403 for the years ended March 31, 2024 and 2023, respectively. Investing activities for the years ended March 31, 2024 and 2023 consisted of $211,952 and $178,403, respectively, of capitalization of certain intangible software costs associated with the development of the ViraxImmune mobile application, which were subsequently impaired. In addition, there were $49,771 of purchases of external software, and $952,497 of purchases of laboratory and computer equipment for the Company's Glasgow laboratory.

Cash provided by financing activities

On July 25, 2022, the Company consummated its IPO of 135,000 ordinary shares, par value $0.001 per share at a price of $50.00 per share. In addition, on July 25, 2022, Boustead Securities, LLC, as representative of several underwriters, exercised an over-allotment option (the “Option”) in part to purchase 20,250 ordinary shares from the Company in connection with the IPO at a price of $50.00 per ordinary share.

The aggregate gross proceeds of our IPO were $7,762,500. After subtracting underwriting discounts and commissions of $543,375 and offering expenses of $169,469, we received net proceeds of approximately $7,049,656.

On November 8, 2022, the Company entered into a Securities Purchase Agreement (the “November SPA”) with an accredited investor (the “Purchaser”) for a private placement offering, pursuant to which the Company received gross proceeds of approximately $3,844,500, before deducting placement agent fees and other offering expenses, in consideration of (i)116,500 Ordinary Shares; (b) 116,500 pre-funded warrants (“November Pre-Funded Warrants”), and (iii) 349,500 warrants (“Ordinary Warrants”) at a combined purchase price of $16.50 per Ordinary Share and one and a half Ordinary Warrant, or approximately $16.50 per Pre-Funded Warrant and one and a half Ordinary Warrant if purchasing the Pre-Funded Warrants (the “November Offering”). The Company has agreed to issue to the Purchaser unregistered warrants to purchase up to 349,500 ordinary shares (the “Ordinary Warrants”).

On March 8, 2023, the Company entered into a second Securities Purchase Agreement (the “Second Securities Purchase Agreement”) with the same Purchaser for a second private placement offering, pursuant to which the Company received gross proceeds of approximately $4,000,000, before deducting placement agent fees and other offering expenses, in consideration of (i)150,000 Ordinary Shares; (b) pre-funded warrants to purchase 234,331 Ordinary Shares (the “March Pre-Funded Warrants”), (iii) series A preferred investment options to purchase up to 349,742 Ordinary Shares (the “Series A Preferred Investment Options”), and (iv) series B preferred investment options to purchase up to 384,331 Ordinary Shares (the “Series B Preferred Investment Options” collectively with the Series A Preferred Investment Options, the “Preferred Options”) at a purchase price of $10.4077 per Ordinary Share and associated Preferred Options and a purchase price of $10.4067 per March Pre-Funded Warrant and associated Preferred Options (the “Offering”). In addition, the Company issued warrants to purchase up to 26,903 Ordinary Shares at $13.010 per share to H.C. Wainwright & Co., placement agent of the Offering, or its assignee (the “Placement Agent Warrants”).

On October 11, 2023, the “Company entered into an inducement offer letter agreement (the “Inducement Letter”) with a certain holder (the “Holder”) of 734,073 existing Series A and B preferred investment options (the “Existing Warrants”) to purchase ordinary shares of the Company. The Existing Warrants were issued on March 10, 2023 and each has an exercise price of $8.0202 per share.

Pursuant to the Inducement Letter, the Holder agreed to exercise for cash its Existing Warrants to purchase an aggregate of 734,073 ordinary shares of the Company at a reduced exercise price of $2.934 per share in consideration for the Company’s agreement to issue new warrants to purchase ordinary shares (the “New Warrants”), as described below, to purchase up to 1,468,145 ordinary shares with an exercise price of $2.924 (the “New Warrant Shares”). The Company received aggregate net proceeds of approximately $1.9 million from the exercise of the Existing Warrants by the Holder, after deducting placement agent fees and other offering expenses payable by the Company.

In addition, the Company issued warrants (“Placement Agent Warrants”) to the Placement Agent, or its designees, to purchase up to an aggregate of 51,385 ordinary shares, which Placement Agent Warrants shall be in the form of the New Warrants, except that the Placement Agent Warrants shall have an exercise price of $3.6675 per share.

On January 22, 2024, the Company entered into an At The Market Offering Agreement (the “Sales Agreement”) with H.C. Wainwright & Co., LLC (the “Sales Agent”), acting as the Company’s sales agent, pursuant to which the Company may offer and sell, from time to time, through the Sales Agent, its ordinary shares, having an aggregate offering amount of up to $1,455,029.

Net cash provided by financing activities was $1,648,171 and $13,688,952 for the years ended March 31, 2024 and 2023, respectively. Cash flows from financing activities for the year ended March 31, 2024 were primarily $1.9 million in net proceeds received from the exercise of 734,072 warrants at an exercise price of $2.934. Cash flows used in financing activities were primarily $146,250 in payments on the note payable for the directors and officers insurance offset by stock issued for the settlement of debt of $85,500.

The Company has an accumulated deficit of $18,527,997 at March 31, 2024. We have not generated consistent cash flows to fund our operations yet and as of March 31, 2024, the Company had a cash balance of $3,589,244.

We plan to support our future research and development program, obtain product certification approvals in the territories we have identified, establish our distribution networks, and our general working capital and expenses requirements from our current cash balance. We may, however, over the longer term require additional capital to fund further research and development expenditures and commercialize our products.

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

If our future cash is insufficient to meet our requirements, we may further to seek government grants, to issue debt or equity securities or obtain additional credit facilities. To the extent additional funding is not achieved this will delay our business plans.

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

E. Critical Accounting Estimates

We prepare our financial statements in accordance with IFRS. In doing so, we must make estimates and assumptions that affect our reported amounts of assets, liabilities and expenses, as well as related disclosure of contingent assets and liabilities. In some cases, we could reasonably have used different accounting policies and estimates. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. Significant estimates include, but are not limited to, those related to leases, fixed asset lives, depreciation, intangible asset impairment, and stock-based compensation. For the Company's significant accounting policies, please see Note 2 to our audited consolidated financial statements of this annual report. We believe that our accounting policies contained therein are critical in fully understanding and evaluating our financial condition and operating results.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets forth information regarding our executive officers and directors as of the date of this Annual Report on form 20-F.

Name	Age	Position
James Foster	38	Director, Chief Executive Officer and Chairman
Nigel McCracken	59	Chief Operating Officer and Director
Jason Davis	51	Chief Financial Officer
Yair Erez	50	Independent Director
Evan Norton	49	Independent Director
Nelson Haight	59	Independent Director

Below is a summary of the business experience of each our executive officers and directors:

James Foster is our co-founder and has been serving as our Chief Executive Officer, Chairman of the Board of Directors, and Director. From April 2013, Mr. Foster co-founded, served as a board member of Natural Source Group, a product development and distribution company, prior to it merging in creating what became the Virax Biolabs group of Companies. From February 2017 to January 2018, he served as an advisor of Pacific Rim Cobalt Corp. (CSE:BOLT), a publicly traded Electric Vehicle (EV) focused natural resource company. From 2014 to 2015, Mr. Foster served as the co-founder of Cryptex Card Inc., the company that introduces one of the world’s first Bitcoin Debit Card solutions. From 2009 to 2013, he served as co-founder, board member and vice president of Emerging Asia Capital, a resource focused mergers & acquisitions boutique firm. From June 2008 to November 2008, he served within equity sales of NEX Group plc (formerly, ICAP plc), a securities company. From 2004 to 2005, he has worked within fixed income with Royal Bank of Canada. He received a Bachelor’s Degree in American Studies & Chinese from Nottingham University and a Master’s Degree in International Business Management (China) from School of Oriental & African Studies in London in 2008 and 2009, respectively. We believe Mr. Foster’s extensive experience qualifies him to serve as our Chief Executive Officer.

Nigel McCracken is our Chief Operating Officer. Dr. McCracken has been our Chief Operating Officer since September 1, 2023. Prior to joining the Company, from March 2021 to August 2023, Dr. McCracken served as the Chief Scientific Officer of BerGenBio AsA (OTC: BRRGF, LSE: 0RU5 and GR: 7BG), a biopharmaceutical company. From May 2019 to March 2021, Dr. McCracken served as the Chief Operating Officer of NuCana PLC (Nasdaq: NCNA and GR: N04A), a biopharmaceutical company. From September 2014 to April 2019, Dr. McCracken served as the vice president of translational medicine and an executive board member of Debiopharm International SA, a biopharmaceutical company. Dr. McCracken obtained a Master’s degree in Clinical Pharmacology, a Doctor of Philosophy degree in Biochemical Toxicology from Newcastle University, and a Bachelor of Science degree in Biochemistry and Pharmacology from the University of Strathclyde, in 2015, 1991 and 1988, respectively. We believe Dr. McCracken’s extensive experience qualifies him to serve as our Chief Operating Officer.

Jason Davis is our Chief Financial Officer. From December 2019 to December 2021, Mr. Davis served as a vice president of finance of Durango Midstream LLC, a leading natural gas gathering, processing and marketing company providing world-class midstream services to oil and gas producers in Kansas and New Mexico. From February 2017 to November 2019, Mr. Davis served in various consulting roles including interim chief financial officer of Yuma Energy, Inc. (OTC: YUMAQ), a company which explores for and produces crude oil and natural gas, and a vice president of finance and treasurer of Hyperdynamics Corporation (OTC: HDYNQ), an independent oil and gas exploration company. From June 2015 to January 2017, Mr. Davis served as the chief financial officer of Casa Exploration, LLC, an exploration & production company focused on frontier basins in Latin America. Mr. Davis received a Bachelor of Business Administration degree in accounting from the University of Houston in 1997, respectively. Mr. Davis is a certified public accountant in Texas since 1999. We believe Mr. Davis’s extensive experience qualifies him to serve as our Chief Financial Officer.

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

Nelson Haight is our independent Director. Mr. Haight is a finance executive with over 30 years of professional experience, Mr. Nelson Haight currently serves as Executive Vice President and Chief Financial Officer of TEAM, Inc., (NYSE: TISI) which he joined in June 2022. Previously from June 2020 to June 2022, he served as Senior Vice President, Chief Financial Officer and Treasurer for Key Energy Services, Inc.. From September 2019 to June 2020, Mr. Haight was the interim Chief Financial Officer for Element Markets, LLC, an environmental commodities firm. From November 2018 to June 2019, Mr. Haight was the interim Chief Financial Officer for Epic Companies, LLC, a family office backed oilfield service company. Between July 2017 and September 2018, Mr. Haight was the Chief Financial Officer of Castleton Resources, LLC, a privately held exploration and production company. From December 2011 to July 2017, Mr. Haight served in various capacities from Vice President to Chief Financial Officer at Midstates Petroleum Company, Inc. Mr. Haight served as a member of the board of directors of Mountain Crest Acquisition Corp (Nasdaq: MCAC) from January 2020 to February 2021, and served as a member of the board of directors of Mountain Crest Acquisition Corp. II (Nasdaq: MCAD) from October 2020 to October 2021. He served as a member of the board of directors of Mountain Crest Acquisition Corp. III (Nasdaq: MCAE) from March 2021 to February 2023. He served as a member of the board of directors of Mountain Crest Acquisition Corp. IV (Nasdaq: MCAF) from March 2021 to March 2024. He has also been serving as a member of the board of directors of Mountain Crest Acquisition Corp. V (Nasdaq: MCAG) since April 2021. Mr. Haight received an MPA and BBA from the University of Texas at Austin in May 1988 and was a licensed Certified Public Accountant up until 2022. We believe Mr. Haight's extensive experience qualifies him to serve as our independent director.

B. Compensation.

Compensation of Directors and Senior Management

The term ‘office holder’ as defined in the Companies Law includes a general manager, chief business manager, deputy general manager, vice general manager, any other person fulfilling or assuming the responsibilities of any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the general manager or the chief executive officer. As of March 31, 2024, in addition to the three independent members of the Board of Directors, the Company considers two other individuals, to be office holders.

The following table presents information regarding compensation reflected in our financial statements for five most highly compensated office holders, as of March 31, 2024.

	Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	Other ($) (2)	Total ($)
James Foster, Chief Executive Officer and Director	2024	325,000	81,000	241,200	3,600	650,800
	2023	247,500	213,800	1,277,675	—	1,738,975
	2022	137,766	—	—	—	137,766
Cameron Shaw, Former Chief Operating Officer (3)	2024	150,000	—	—	93,462	243,462
	2023	215,000	205,000	1,277,675	—	1,697,675
	2022	60,000	—	—		60,000
Nigel McCracken, Chief Operating Officer and Director (3)	2024	175,000	50,000	71,600	3,540	300,140
	2023	—	—	—	—	—
	2022	—	—	—	—	—
Dr. Tomasz George, Chief Scientific Officer (4)	2024	144,000	—	60,300	1,672	205,972
	2023	144,000	86,000	257,250	—	487,250
	2022	166,275	—	—	—	166,275
Mark Ternouth, Chief Technical Officer and Director (5)	2024	120,000	—	60,300	—	180,300
	2023	90,000	30,000	315,560	—	435,560
	2022	11,200	—	—	—	11,200
Jason Davis, Chief Financial Officer	2024	300,000	75,000	224,318	25,800	625,118
	2023	237,500	105,000	686,000	—	1,028,500
	2022	—	—	—	—	—
Evan Norton, Independent Director	2024	40,000	—	60,300	—	100,300
	2023	27,500	—	68,600	—	96,100
	2022	—	—	—	—	—
Yair Erez, Independent Director	2024	40,000	—	60,300	—	100,300
	2023	27,500	—	68,600	—	96,100
	2022	—	—	—	—	—
Nelson Haight, Independent Director	2024	40,000	—	60,300	—	100,300
	2023	14,783	—	27,400	—	42,183
	2022	—	—	—	—	—

(1) These amounts represent the aggregate grant fair value of stock options granted in the year ended March 31, 2024 and 2023, calculated in accordance with IFRS 2 “Share-based payment". Assumptions used in the calculation of these amounts are discussed in Note 18 to our Consolidated Audited Financial Statements for the year ended March 31, 2024 and March 31, 2023, included in Item 8. Financial Information, below.

(2)These amounts represent employee benefits paid on behalf of the Company such as pension and health insurance. For Cameron Shaw, this amount consists of vacation and severance payout.

(3) Cameron Shaw departed the Company and Nigel McCracken joined the Company on September 1, 2023.

(4) Dr. Tomasz George departed the Company on April 16, 2024.

(5) Mark Ternouth departed the Company on June 11, 2024.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate the employment for cause at any time for certain acts, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. Termination of employment without cause varies between 3 months’ advance written notice to 12 months' advance written notice.. Each executive officer may resign at any time.

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

Shares Subject to the equity incentive plans

A total of 39,491 of our ordinary shares is available for issuance under the 2022 Equity Incentive Plan and a total of 100,250 of our ordinary shares is available for issuance under the 2023 Equity Incentive Plan. If an award granted under either equity incentive plan is forfeited, canceled, settled, or otherwise terminated without a distribution of ordinary shares, the ordinary shares underlying that award will again become available for issuance under the equity incentive plan. If ordinary shares delivered under the 2022 Equity Incentive Plan or 2023 Equity Incentive Plan are tendered or withheld to pay the exercise price of a share option or to satisfy withholding taxes, those ordinary shares will also again become available for issuance under either of the equity incentive plans.

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

Performance Awards

A performance award is an award that may vest contingent upon the attainment during a performance period of certain performance goals and which is granted under the terms and conditions of other awards pursuant to such terms and conditions established by the plan administrator.

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

Status

Total equity awards outstanding under the 2022 Equity Incentive Plan are 131,941 and there are 250,000 awards outstanding under the 2023 Equity Incentive Plan as of March 31, 2024.

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

D. Employees

As of March 31, 2024, we had 17 full-time employees. There were 11 employees in the United Kingdom, 1 employee in the United States, and 5 employees in China.

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

The percentage of outstanding ordinary shares is computed on the basis of 2,964,920 ordinary shares outstanding as of the date of this report. Ordinary shares that a person has the right to acquire within 60 days of the date of this report are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all members of our board of directors or executive management as a group. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Names of beneficial owners(1)	Number of ordinary shares		Percentage of class (%)

James Foster	287,987	(2)	11.2%

Jason Davis	—		*

Nigel McCracken	—		*

Nelson Haight	—		*

Yair Erez	—		*

Evan Norton	—		*

All officers and directors as a group (six (6) persons)	287,987		11.2%

There are no other 5% or greater shareholders

* Denotes less than 1%

(1) Unless otherwise noted, the business address of each of the following entities or individuals is Bo’Ness Road Newhouse, Lanarkshire, ML1 5UH.

(2) Consists of ordinary shares owned by the individual.

B. Related Party Transactions

There were no loans between the Company and related parties for the period since the beginning of the Company’s preceding three financial years up to the date of the filing of the annual report on Form 20-F. Transactions such as stock-based compensation, reimbursements and payroll related items are discussed in Item 6.B in this report.

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

B. Significant Changes.

See “Note 19 - Subsequent Events” to our consolidated financial statements included in this Annual Report on Form 20-F beginning on page F-1 for a discussion of significant events that have occurred since March 31, 2024.

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

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands and our affairs are governed by:

•
Memorandum and Articles of Association;
•
The Cayman Companies Act; and
•
Common law of the Cayman Islands.

Our authorized share capital is US$50,000 divided into 50,000,000 ordinary shares of $0.001 par value each.

We have included summaries of certain material provisions of our second amended and restated memorandum and articles of association (the Memorandum and Articles, respectively) and the Cayman Companies Act insofar as they relate to the material terms of our share capital. The summaries do not purport to be complete and are qualified in their entirety by reference to our Memorandum and Articles, which is filed as Exhibit 1.1 to this annual report.

Ordinary shares

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders, whether or not they are non-residents of the Cayman Islands, may freely hold and transfer their ordinary shares in accordance with our Memorandum and Articles.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our Articles provide that our board of directors may declare and pay dividends if justified by our financial position and permitted by law. Our articles of association also provides that, subject to the Cayman Companies Act, the Company may also by ordinary resolution declare dividends in accordance with the respective rights of the shareholders but no dividend shall exceed the amount recommended by the directors.

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

Redemption of ordinary shares

The Cayman Companies Act and our Memorandum and Articles permit us to purchase our own shares. In accordance with our Articles, provided the necessary shareholders or board approval have been obtained and requirements under the Cayman Companies Act have been satisfied, we may issue shares on terms that are subject to redemption at our option on such terms and in such manner as may be determined by our board of directors.

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

Exempted Company

We are an exempted company with limited liability under the Cayman Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

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

Hong Kong Taxation

HKco and ViraxImmune T cell incorporated in Hong Kong were subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the years of assessment of 2019/2020 and 2018/2019. As from year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax laws, our Hong Kong subsidiaries are exempted from Hong Kong income profits tax on its foreign- derived income profits. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any withholding tax in Hong Kong.

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

The Company filed resale F-1 to register the resale of ordinary shares and ordinary shares issuable upon exercise of the warrants (File Number 333-270734) offered by certain selling shareholders. The Company did not receive any proceeds from the sale of ordinary shares by the selling shareholder. However, the Company received approximately $3.8 million in gross proceeds from the exercise of the warrants as the warrant holders exercised the warrants.

The Company filed resale F-1 to register the resale of ordinary shares and ordinary shares issuable upon exercise of the warrants (File Number 333-268486) offered by certain selling shareholders. The Company did not receive any proceeds from the sale of ordinary shares by the selling shareholder. However, the Company received approximately $4.0 million in gross proceeds from the exercise of the warrants as the warrant holders exercised the warrants.

The Company filed a registration statement on Form F-3 (File Number 333-275893) to register the resale of ordinary shares issuable upon exercise of certain warrants offered by certain selling shareholders and securities. The Company did not receive any proceeds from the sale of ordinary shares by the selling shareholder. However, the Company received $1.9 million in gross proceeds from the exercise of the warrants as the warrant holders exercised the warrants. The Company did not use or receive any proceeds from the At-the-Market Offering at the time of filing, pursuant to an At The Market Offering Agreement (the “Sales Agreement”) with H.C. Wainwright & Co., LLC (the “Sales Agent”), acting as the Company’s sales agent.

As of March 31, 2024, we had used $6,247,016 in operating activities and $1,164,449 in investing activities. The proceeds were primarily used for research and development activities, general and administrative costs and the purchases of lab equipment.

Item 15. Controls and Procedures.

Disclosure controls and procedures

Our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of March 31, 2024. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures as of March 31, 2024 were not effective.

Management’s annual report on internal control over financial reporting

Disclosure controls and procedures (as defined in Exchange Act Rule 15d-15(e)) are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, such as this report, is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company has determined that it is too small to effectively assess our internal control over financial reporting as of March 31, 2024, based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

There has been no change in the Company’s internal control over financial reporting during the year ended March 31, 2024 that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting. Management will continue to monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and are committed to taking further action and implementing additional improvements as necessary.

Attestation Report of Registered Public Accounting Firm

Not applicable.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting, other than as described above, that occurred during the year ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services.

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	For the Year Ended March 31,
	2024	2023
Services Rendered
Audit	$70,000	$52,500
Audit related services	—	12,500
Tax	—	—
All other fees	18,500	—
Total	$88,500	$65,000

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

Item 16F. Change in Registrant’s Certifying Accountant.

On April 19, 2023, Reliant CPA PC replaced BF Borgers CPA P.C. as our independent registered public accounting firm. We previously disclosed this change in our certifying accountant in a current report on Form 6-K filed with the U.S. Securities and Exchange Commission on April 21, 2023.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

ITEM 16J. Insider Trading Policy

The Company has adopted the insider trading policy and procedures governing the purchase, sale, and other dispositions of its securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any Nasdaq rules applicable to the registrant upon its IPO in 2022.

ITEM 16K. Cybersecurity

We recognize the importance of assessing, identifying and managing material risks associated with cybersecurity threats. These risks include, among other things: operational risks, intellectual property theft, fraud, extortion, harm to employees or customers and violation of data privacy and security laws.

We maintain various cybersecurity measures and protocols to safeguard our systems and data and continuously monitor and assess potential threats to pre-emptively address any emerging cyber risks. We have implemented various processes for assessing, identifying, and managing material risks from cybersecurity threats, which are integrated into our overall risk management framework. These processes include access controls to organizational systems, data encryption, cybersecurity training and security awareness campaigns through direct mail, and are designed to systematically evaluate potential vulnerabilities and cybersecurity threats and minimize their potential impact on our organization’s operations, assets, and stakeholders. Our cybersecurity risk management processes share common methodologies, reporting channels and governance processes with our broader risk management processes. By embedding cybersecurity risk management into and aligning it with our broader risk management processes, we aim to ensure a comprehensive and proactive approach to safeguarding our assets and operations.

We engage assessors, consultants, auditors, and other third-party specialists to enhance the effectiveness of our cybersecurity processes, augment our internal capabilities, validate our controls, and stay abreast of evolving cybersecurity risks and best practices.

For the fiscal year ended March 31, 2024, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Responsibility for overseeing cybersecurity risks is integrated into our internal cybersecurity committee (the "Cybersecurity Committee"), which includes our Chief Technical Officer, Chief Financial Officer and other key executives. We also utilize third-party service providers who are responsible for monitoring, detecting and assessing cybersecurity risks and incidents. These third-party service providers are also used for certain IT-related services, where appropriate, to assess, test or otherwise assist with aspects of our security controls. Accordingly, we also implement processes to oversee and identify material cybersecurity risks associated with our utilization of third-party service providers on whom we have a material dependency, such as conducting due diligence assessments to evaluate their cybersecurity measures, data protection practices, and compliance with relevant regulatory requirements.

Our third-party service providers currently comprises senior IT professionals with expertise in risk management, cybersecurity, and information technology. These individuals have, and any future individuals are expected to have credentials relevant to their role, which includes prior experience working in similar roles and formal education. The third-party service providers are also expected to keep abreast of cybersecurity best practices and procedures. The third-party service providers are responsible for assessing, identifying and mitigating material cybersecurity risks, including at a strategic level, monitoring for, defending against and remediating cybersecurity incidents and implementing and making improvements to our overall cybersecurity strategy.

As we do not have a dedicated board committee solely focused on cybersecurity, our full board oversees the implementation of our cybersecurity strategy, as well as cybersecurity risks, with the aim of protecting our interests and assets. Our cybersecurity strategy was developed by Cybersecurity Committee, the third-party service providers and approved by senior management. The board receives periodic reports and presentations on cybersecurity risks from the Cybersecurity Committee, including incidents or breaches (if any), vulnerabilities, mitigation strategies and the overall effectiveness of our cybersecurity program. These reports highlight significant or emerging cybersecurity threats, their potential impact on the organization, ongoing initiatives to mitigate risks and any proposed actions or investments required to enhance our cybersecurity posture.

PART III

Item 17. Financial Statements.

We have responded to Item 18 in lieu of responding to this item.

Item 18. Financial Statements.

Please refer to the financial statements beginning on page F-1.

Item 19. Exhibits.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1

Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99..1 of Form 6-K (File No. 001-41440) filed with the Securities and Exchange Commission on December 20, 2023)

2.1

Specimen certificate evidencing ordinary shares (incorporated by reference to Exhibit 4.1 of Amendment No. 4 to our Registration Statement on Form F-1 (File No. 333-263694) filed with the Securities and Exchange Commission on June 21, 2022)

2.2

Form of Underwriter’s Warrant (incorporated by reference to Exhibit 4.2 of Amendment No. 4 to our Registration Statement on Form F-1 (File No. 333-263694) filed with the Securities and Exchange Commission on June 21, 2022)

2.3

Description of Securities (incorporated herein by reference to the section titled “Description of Share Capital and Governing Documents” in the Registrant’s registration statement on Form F-1 (File No. 333-263694)), originally filed with the Securities and Exchange Commission on March 18, 2022, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on June 30, 2022)

4.1

Office Agreement between Virax Biolabs Ltd and the Argyll Club Ltd, dated September 6, 2021. (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-63694) filed with the Securities and Exchange Commission on March 18, 2022)

4.2

Secretarial Service and Office Agreement between Shanghai Biotechnology Devices Limited and Flexkin Corporate Services Limited, dated April 26, 2021 (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-263694) filed with the Securities and Exchange Commission on March 18, 2022)

4.3

Share Exchange Agreement between Virax Biolabs (Cayman) Limited, Virax Biolabs (UK) Limited, Virax Biolabs Limited and selling shareholders, dated September 20, 2021 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-263694) filed with the Securities and Exchange Commission on March 18, 2022)

4.4

Exclusive Distribution Agreement between Nanjing Vazyme Medical Technology Co. Ltd and Virax Biolabs Limited, dated August 4, 2021 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-263694) filed with the Securities and Exchange Commission on March 18, 2022)

4.5

Form of Employment Agreement by and between the registrant and its directors and officers (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-263694) filed with the Securities and Exchange Commission on March 18, 2022)

4.6

Form of Independent Director Agreement by and between the registrant and certain of its independent directors (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-263694) filed with the Securities and Exchange Commission on March 18, 2022)

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

12.1**	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1	Clawback Policy (incorporated by reference to Exhibit 99.1 of our Form 6-K filed with the Securities and Exchange Commission on October 31, 2023).
99.1	Insider Trading Policy (incorporated by reference to Exhibit 99.4 of our Form 6-K (File No. 001-41440) filed with the Securities and Exchange Commission on July 26, 2022)
99.2	Whistleblower Policy (incorporated by reference to Exhibit 99.5 of our Form 6-K (File No. 001-41440) filed with the Securities and Exchange Commission on July 26, 2022)

*	Filed herewith
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Virax Biolabs Group Limited
/s/ James Foster
August 20, 2024	Chief Executive Officer

Virax Biolabs Group Limited

Index to Consolidated Financial Statements

Page
Consolidated Financial Statements for the Years Ended March 31, 2024, 2023 and 2022
Report of Independent Registered Public Accounting Firm (PCAOB ID Number 6906)	F-2

Financial Statements:
Consolidated Statements of Financial Position as of March 31, 2024, and 2023	F-3
Consolidated Statements of Loss and Other Comprehensive Loss for the Years Ended March 31, 2024, 2023 and 2022	F-4
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended March 31, 2024, 2023 and 2022	F-5
Consolidated Statements of Cash Flows for the Years Ended March 31, 2024, 2023 and 2022	F-6
Notes to Consolidated Financial Statements for the Years Ended March 31, 2024, 2023 and 2022	F-7

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Virax Biolabs Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Virax Biolabs Group Limited (the “Company”), as of March 31, 2024 and 2023, the related consolidated statements of loss and comprehensive loss, changes in stockholders’ equity and cash flows for each of the three years in the period ended March 31, 2024, and related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2024, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Reliant CPA PC

Reliant CPA PC

Served as Auditor since 2023

Newport Beach, CA

August 20, 2024

VIRAX BIOLABS GROUP LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of March 31,
	2024	2023
Assets
Current assets:
Cash	$3,589,244	$9,352,538
VAT receivable	217,843	—
Inventories	60,383	—
Prepaid expenses and deposits	512,782	281,475
Total current assets	4,380,252	9,634,013

Non-current assets
Right-of-use assets, net	206,090	—
Property, plant & equipment, net	897,627	—
Intangible software, net	—	178,403
Total non-current assets	1,103,717	178,403

Total assets	$5,483,969	$9,812,416

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$120,894	$705,605
Current operating lease liabilities	47,955	—
Accounts payable - related parties	—	18,296
Note payable	—	146,250
Deferred revenue	—	38,250
Total current liabilities	168,849	908,401

Non-current liabilities
Non-current operating lease liabilities	176,345	—

Total liabilities	345,194	908,401

Commitments and contingencies (Note 15)

Stockholders’ equity
Ordinary shares, $0.001 par value, 50,000,000 shares authorized; 2,573,903 and 1,554,709 issued and outstanding as of March 31, 2024 and 2023, respectively	2,574	1,557
Reserves	23,890,229	20,921,005
Accumulated deficit	(18,527,997)	(11,794,460)
Accumulated other comprehensive income (loss )	1,951	(1,688)
Total stockholders’ equity (Virax)	5,366,757	9,126,414
Non-Controlling Interest	(227,982)	(222,399)
Total stockholders’ equity	5,138,775	8,904,015

Total liabilities and stockholders’ equity	$5,483,969	$9,812,416

The accompanying notes are an integral part of these consolidated financial statements.

VIRAX BIOLABS GROUP LIMITED

CONSOLIDATED STATEMENTS OF LOSS

AND OTHER COMPREHENSIVE LOSS

	For the Year Ended March 31,
	2024	2023	2022
Revenue	$156,419	$8,561	$—
Cost of revenue	105,829	9,926	—
Gross profit	50,590	(1,365)	—

Operating expenses:
General and administrative	4,594,743	3,552,055	1,299,936
Research & development	1,561,965	2,179,341	433,743
Impairment of intangible asset	390,355	—	—
Total operating expenses	$6,547,063	$5,731,396	$1,733,679

Operating loss	(6,496,473)	(5,732,761)	(1,733,679)

Other income (expenses):
Interest expense, net	(26,878)	(15,468)	(15,438)
Other income (expense), net	(215,769)	290,466	(753)
Total other income (expenses), net	(242,647)	274,998	(16,191)
Loss before income taxes	(6,739,120)	(5,457,763)	(1,749,870)

Income tax expense	—	—	—

Net loss	(6,739,120)	(5,457,763)	(1,749,870)

Net loss attributable to non-controlling interest	(5,583)	(269)	(41,043)
Net loss attributable to Virax shareholders	(6,733,537)	(5,457,494)	(1,708,827)

Other comprehensive loss:
Foreign currency adjustment	(3,639)	(111)	(965)
Comprehensive loss	(6,735,481)	(5,457,652)	(1,748,905)

Comprehensive loss attributable to non-controlling interest	(5,583)	(269)	(78,065)
Comprehensive loss attributable to Virax	$(6,729,898)	$(5,457,383)	$(1,670,840)

Basic and diluted weighted average shares outstanding
Ordinary shares	2,006,414	1,062,984	956,326
Basic and diluted net loss per share to Virax shareholders
Ordinary shares	$(3.36)	$(5.13)	$(1.79)

The accompanying notes are an integral part of these consolidated financial statements.

VIRAX BIOLABS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Ordinary shares		Reserves	Subscription Receivable	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity (Virax)	Non Controlling Interest	Total Stockholders’ Equity
	Shares	Amount
Balance at March 31, 2021	923,103	924	4,033,794	(54,497)	(4,628,139)	(2,764)	(650,682)	(181,132)	(831,814)
Shares issued for cash	23,890	24	519,589	—	—	—	519,613	—	519,613
Shares issued for services	34,635	35	290,329	—	—	—	290,364	—	290,364
Shares issued for settlement of related-party payables	17,253	17	452,844	—	—	—	452,861	—	452,861
Shares issued for conversion of convertible debt	3,774	3	99,996	—	—	—	99,999	—	99,999
Surrender of ViraxClear Shares	(5,000)	(5)	(54,492)	54,497	—	—	—	—	—
Imputed interest	—	—	21,128	—	—	—	21,128	—	21,128
Foreign currency adjustment	—	—	—	—	—	965	965	45	1,010
Net Loss	—	—	—	—	(1,708,827)	—	(1,708,827)	(41,043)	(1,749,870)
Balance at March 31, 2022	997,655	$998	$5,363,188	$—	$(6,336,966)	$(1,799)	$(974,579)	$(222,130)	$(1,196,709)
Shares issued for cash	425,750	426	13,653,789	—	—	—	13,654,215	—	13,654,215
Shares issued for services	755	1	19,999	—	—	—	20,000	—	20,000
Shares issued for settlement of related-party payables	5,430	6	39,858	—	—	—	39,864	—	39,864
Contributed capital - settlement of related party debt	—	—	109,570	—	—	—	109,570	—	109,570
Cashless warrant exercise	8,619	9	—	—		—	9		9
Pre-funded warrant exercise	116,500	117	—	—	—	—	117	—	117
Stock-based compensation	—	—	1,734,601	—	—	—	1,734,601	—	1,734,601
Foreign currency adjustment	—	—	—	—	—	111	111	—	111
Net Loss	—	—	—	—	(5,457,494)	—	(5,457,494)	(269)	(5,457,763)
Balance at March 31, 2023	1,554,709	$1,557	$20,921,005	$—	$(11,794,460)	$(1,688)	$9,126,414	$(222,399)	$8,904,015
Pre-funded warrant exercise	234,331	234	—	—	—	—	234	—	234
Warrant exercise	734,073	734	1,871,772	—	—	—	1,872,506	—	1,872,506
Shares issued for settlement of debt	22,500	21	85,479	—	—	—	85,500	—	85,500
Shares issued for rounding on Share Consolidation	28,290	28	—	—	—	—	28	—	28
Stock-based compensation	—	—	1,011,973	—	—	—	1,011,973	—	1,011,973
Foreign currency adjustment	—	—	—	—	—	3,639	3,639	—	3,639
Net Loss	—	—	—	—	(6,733,537)	—	(6,733,537)	(5,583)	(6,739,120)
Balance at March 31, 2024	2,573,903	$2,574	$23,890,229	$—	$(18,527,997)	$1,951	$5,366,757	$(227,982)	$5,138,775

All share amounts have been given retroactive effect in the financial statements as a result of the Share Restructuring on June 19, 2022 and the Share Consolidation on December 18, 2023. See Note 18.

The accompanying notes are an integral part of these consolidated financial statements.

VIRAX BIOLABS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended March 31,
	2024	2023	2022
Cash flows from operating activities:
Net loss	$(6,739,120)	$(5,457,763)	$(1,749,870)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	54,870	—	—
Amortization of right-to-use assets	48,229	—	—
Impairment of intangible asset	390,355	—	—
Accretion expense	30,003	—	—
Stock-based compensation	1,011,973	1,734,601	—
Stock issued for services	—	20,000	290,364
Gain on debt extinguishment	(12,465)	(294,383)	(5,596)
Other expense	85,500	—	5,985
Foreign currency translation (gain) loss	3,668	111	5,657
Net changes in operating assets & liabilities:
Accounts receivable	—	—	928
Prepaid expenses and deposits	(231,307)	(275,476)	2,185
Inventories	(60,383)	20,951	121
VAT receivable	(217,843)	—	—
Deferred revenue	(38,250)	38,250	—
Accounts payable and accrued liabilities	(572,246)	33,942	641,156
Net cash used in operating activities	$(6,247,016)	$(4,179,767)	$(809,070)

Cash flows from investing activities:
Investment - internally developed software	(211,952)	(178,403)	—
Purchase of property, plant & equipment	(952,497)	—	—
Net cash used in investing activities	$(1,164,449)	$(178,403)	$—

Cash flows from financing activities:
Lease payments	(56,366)
Proceeds from (payments to) related parties	(18,296)	(111,645)	193,592
Proceeds from shares issuance for cash	234	13,654,347	519,613
Proceeds from warrant exercise	1,872,505	—	—
Proceeds from note payable	—	487,500	100,000
Payments on note payable	(149,906)	(341,250)	—
Net cash provided by financing activities	$1,648,171	$13,688,952	$813,205

Net change in cash	(5,763,294)	9,330,782	4,135
Cash at beginning of year	9,352,538	21,756	17,621
Cash at end of year	$3,589,244	$9,352,538	$21,756

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	$6,104	$15,468	$—
Income taxes	—	—	—

Supplemental disclosure of non-cash investing and financing activities:
Addition of Right-of-use assets	254,319	—	—
Shares issued for conversion of convertible debt	—	—	99,999
Shares issued for settlement of related party payable	—	149,433	452,861

The accompanying notes are an integral part of these consolidated financial statements.

VIRAX BIOLABS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2022

Note 1 — General information and reorganization transactions

Virax Biolabs is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of its own, it conducts the majority of its operations through its subsidiaries in the United Kingdom, the United States, and China and has been operating since 2013.

The Company is a global innovative biotechnology company focused on the prevention, detection, diagnosis, and risk management of viral diseases with a current focus on the field of T cell in Vitro Diagnostics. The Company is in the process of developing and manufacturing tests that can predict adaptive immunity to viral diseases as well as identify individuals suffering from T cell exhaustion and chronic inflammation linked to post viral syndromes. The Company's mission is to protect people from viral diseases and help with the early diagnosis of post viral syndromes associated with T cell exhaustion and chronic inflammation through the provision of diagnostic tests and tests for adaptive immunity.

The Company is in the process of developing ViraxImmune, with the intention of providing an immunology profiling platform that assesses each individual’s immune risk profile against major global viral diseases as well as helping with the early diagnosis of post viral syndromes associated with T cell exhaustion and chronic inflammation. We are in the process of developing a T cell Test under the ViraxImmune brand and will apply for regulatory agency approval in the future. We believe that the T cell Tests and immunology platform we are developing under the ViraxImmune brand will be particularly useful in assisting in the threat analysis of the major viruses faced globally as well as helping with the early diagnosis of indications associated with T cell exhaustion and chronic inflammation which have been linked to symptoms such as chronic fatigue. Initially, we will be focusing on diseases associated with post viral syndromes including but not limited to SARS-CoV-2, Human Papillomavirus (better known as HPV), Malaria, Hepatitis B, and Herpes (better known as HSV-1).

The Company also has the ability to distribute existing diagnostics test kits through our ViraxClear and ViraxVet brands. Currently, we do not manufacture or develop any product that we sell in our ViraxClear and ViraxVet product portfolios, and we act as a distributor of third-party suppliers’ products. While ViraxClear and ViraxVet have the ability to sell and distribute existing test kits, they are not the main focus of the Company.

Virax Biolabs Group Limited (“Virax Biolabs”) — Virax Biolabs Group Limited is a Cayman Islands exempted company incorporated on September 2, 2021.

Virax Biolabs (UK) Limited (“Virax UK”) — Virax Biolabs (UK) Limited was incorporated on August 19, 2021 under the laws of the United Kingdom, a wholly-owned subsidiary of the Company and primarily engaged in the Company's research and development activities.

Virax Biolabs Limited (“HKCo” or formerly known as Shanghai Biotechnology Devices Ltd.) — Virax Biolabs Limited, incorporated on April 14, 2020, under the laws of Hong Kong, was previously named as “Shanghai Biotechnology Devices Limited” and effected a name change to “Virax Biolabs Limited” on July 12, 2021. Virax Biolabs Limited, our wholly owned Hong Kong subsidiary, serves as a holding company.

Virax Immune T- Cell Medical Device Company Limited (“Virax Immune T cell”) — Virax Immune T cell Medical Device Company Limited, a wholly-owned subsidiary of HKCo, incorporated on January 16, 2017, under the laws of Hong Kong, was previously named as “Stork Nutrition Asia Limited” and effected a name change to “Virax Immune T cell Medical Device Company Limited” on September 10, 2021.

Virax Biolabs Pte. Limited (“SingaporeCo”) — Virax Biolabs Pte. Limited, incorporated on May 4, 2013 under the laws of Singapore, was previously named as “Natural Source Group Pte. Limited” and effected a name change to “Virax Biolabs Pte. Limited” on July 2, 2021. 95.54% of its capital stock is owned by Virax Biolabs Limited and the remaining 4.35% by independent third-party shareholders.

Logico Bioproducts Corp. (“Logico BVI”) — Logico Bioproducts Corp., a wholly-owned subsidiary of SingaporeCo, is a limited liability company incorporated in the British Virgin Islands on January 21, 2011 and is a holding company.

Shanghai Xitu Consulting Co., Limited (“Shanghai Xitu”) — Shanghai Xitu, a wholly-owned subsidiary of Logico BVI and a wholly foreign owned enterprise, is a limited liability company incorporated on October 27, 2017, in China. Shanghai Xitu is primarily engaged in procurement, warehousing, product development, and staffing management.

Virax Biolabs USA Management, Inc. — Virax Biolabs USA Management, Inc. was incorporated on August 1, 2022 under the laws of the United States, a wholly-owned subsidiary of Virax Biolabs and structured as a management company for operations within the United States.

Virax Biolabs Group Holdings Ltd (“Virax UK HoldCo”) — Virax Biolabs Group Holdings Limited was incorporated on February 22, 2023 under the laws of the United Kingdom, a wholly-owned subsidiary of the Company and structured as a holding company.

Virax Biolabs FZ-LLC (“Virax Dubai”) — Virax Biolabs FZ-LLC was incorporated on April 18, 2023 under the laws of the United Arab Emirates, a wholly-owned subsidiary of the Company and is primarily engaged as a regional distribution company.

Virax Biolabs Trading B.V. (“Virax Netherlands”) — Virax Biolabs Trading B.V. was incorporated on August 4, 2023 under the laws of the Netherlands, a wholly-owned subsidiary of the Company and is primarily engaged as a regional distribution company.

Virax Biolabs UK Operating Limited (“Virax UK Operating”) — Virax Biolabs UK Operating Limited was incorporated on November 7, 2023 under the laws of the United Kingdom, a wholly-owned subsidiary of the Company and is primarily engaged as a regional operating company.

These financial statements are presented in US dollars.

Going Concern

The Company has recurring losses, accumulated deficit totaling $18,527,997 and negative cash flows used in operating activities of $6,247,016 as of and for the year ended March 31, 2024. At March 31, 2024, the Company had a cash balance of $3,589,244 and current liabilities of $168,849. For the year ended March 31, 2024, the Company had a net decrease in cash of $5,763,294. These factors raise a substantial doubt as to the Company’s ability to continue as a going concern for a period that is one year from the date these financial statements are published. If the Company is unable to obtain funding, the Company could be forced to delay, reduce, or eliminate its research and development, regulatory, and commercial efforts which could adversely affect its future business prospects and its ability to continue as a going concern. In June 2024, the Company sold 391,017 shares at an average price of $1.9931 for net proceeds of $754,511 utilizing its At-the-Market Offering Agreement which was filed as a 6-K on January 22, 2024.

Management plans to fund its cash flow needs through current cash on hand and future debt and/or equity financings which it may obtain through one or more public or private equity offerings, debt financings, government or other third-party funding, strategic alliances, or collaboration agreements.

The accompanying financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Until such time that the Company implements its growth strategy, it expects to continue to generate operating losses in the foreseeable future, mostly due to research and development activities, corporate overhead and costs of being a public company. The Company will need to generate additional revenue or raise additional capital in the near term to fund its ongoing operations and business activities.

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

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations. For the full year ended March 31, 2023, the Company has reclassified certain general and administrative expenses to research and development expenses.

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

The following table lists the constituent companies in the Company.

Company names	Jurisdiction	Incorporation Date	Ownership
Virax Biolabs Group Limited	Cayman Island	September 2, 2021	Holding Company
Virax Biolabs (UK) Limited	United Kingdom	August 19, 2021	100% (via Virax Biolabs Group Limited)
Virax Biolabs Limited	Hong Kong	April 14, 2020	100% (via Virax Biolabs (UK) Limited)
Virax Immune T cell Medical Device Company Limited	Hong Kong	January 16, 2017	100% (via Virax Biolabs Limited)
Virax Biolabs PTE. Limited	Singapore	May 4, 2013	95.54% (via Virax Biolabs Limited)
Logico Bioproducts Corp.	BVI	January 21, 2011	95.54% (via Virax Biolabs Limited)
Shanghai Xitu Consulting Co., Ltd	PRC	October 27, 2017	95.54% (via Virax Biolabs Limited)
Virax Biolabs USA management, Inc.	USA	August 1, 2022	100% (via Virax Biolabs Group Limited)
Virax Biolabs Group Holdings Ltd	United Kingdom	February 22, 2023	100% (via Virax Biolabs Group Limited)
Virax Biolabs FZ-LLC	United Arab Emirates	April 18, 2023	100% (via Virax Biolabs Group Holdings Limited)
Virax Biolabs Trading B.V.	Netherlands	August 4, 2023	100% (via Virax Biolabs Group Holdings Limited)
Virax Biolabs UK Operating Limited	United Kingdom	November 7, 2023	100% (via Virax Biolabs Group Holdings Limited)

Inter-company transactions, balances and unrealized gains on transactions between the subsidiaries are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Common Control and Share Restructuring

Virax Cayman was formed on September 2, 2021. As all the Company's subsidiaries presented are under common control, the series of contractual arrangements between SingaporeCo, HKCo, Virax UK, and the Company during the year ended March 31, 2022 constituted a reorganization under common control and were required to be retrospectively applied to the consolidated financial statements at their historical amounts. The Company has a non-controlling interest due to certain shareholders of SingaporeCo, representing a minority interest of approximately 4.46%, not ultimately converting their interest in the subsidiaries. The consolidated financial statements for the year ended March 31, 2022 have been prepared as if the existing corporate structure had been in existence throughout all periods ended March 31, 2022. This includes a retrospective presentation to reflect the effects of the reorganization in accordance with IFRS as of March 31, 2021. See the table below:

	SingaporeCo Shares as of March 31, 2021	HKCo Shares Issued for 95.54% of SingaporeCo on June 24, 2021	HKCo issued shares after the stock split as of April 30, 2021	HKCo issued shares after June 24, 2021	HKCo issued shares as of September 20, 2021	Number of shares issued per share exchange agreement as of September 30, 2021 (pre-share consolidation)
Class A	178,048,513	19,111,119	80,000,000	3,367,409	102,478,548	2,556,555
Class B						7,026,759
						9,583,314

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

Entity	Functional Currency
Virax Biolabs Group Limited	U.S. dollars
Virax Biolabs (UK) Limited	British Pound Sterling
Virax Biolabs Limited	U.S. dollars
ViraxImmune T cell Medical Device Company Limited	U.S. dollars
Virax Biolabs PTE. LTD	U.S. dollars
Logico Bioproducts Corp.	U.S. dollars
Shanghai Xitu Consulting Co., Ltd	Renminbi
Virax Biolabs USA Management, Inc.	U.S. dollars
Virax Biolabs Group Holdings Ltd	British Pound Sterling
Virax Biolabs FZ-LLC	United Arab Emirates Dirhams
Virax Biolabs Trading B.V.	Euro
Virax Biolabs UK Operating LLC	British Pound Sterling

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentational currency are translated into the presentational currency as follows:

•
assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position
•
income and expenses for each statement of profit or loss and statement of comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions), and
•
all resulting exchange differences are recognized in other comprehensive loss and the foreign currency exchange differences in other comprehensive loss are temporary and will be reclassified in the future.

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

Exchange rates

The most important exchange rates per USD 1.00 that have been used in preparing the financial statements are:

	Closing rate			Average rate
	As of March 31,			As of March 31,
	2024	2023	2022	2024	2023	2022
British Pound	0.791	0.807	0.761	0.796	0.830	0.735
Euro	0.926	0.917	0.896	0.920	0.958	0.860
Singapore Dollar	1.349	1.328	1.372	1.345	1.352	1.349
Renminbi	7.220	6.873	6.355	7.165	6.889	6.417

Revenue recognition

Revenues are generally recognized upon the transfer of control of promised products or services provided to the Company’s customers, reflecting the amount of consideration we expect to receive for those products or services. The Company enters into contracts that can include various combinations of products and services. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. The revenue recognition policy is consistent for sales generated directly with customers and sales generated indirectly through solution partners and resellers.

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

If the warrants do not meet liability classification, the Company assesses the requirements that contracts that require or may require the issuer to settle the contract for cash are liabilities recorded at fair value, irrespective of the likelihood of the transaction occurring that triggers the net cash settlement feature. If the warrants do not require liability classification, in order to conclude equity classification, the Company assesses whether the warrants are indexed to its common stock and whether the warrants are classified as equity. After all relevant assessments are made, the Company concludes whether the warrants are classified as liability or equity. Liability-classified warrants are required to be accounted for at fair value both on the date of issuance and on subsequent accounting period ending dates, with all changes in fair value after the issuance date recorded as a component of other income (expense), net in the statements of operations. Equity-classified warrants are accounted for at fair value on the issuance date with no changes in fair value recognized after the issuance date. As of March 31, 2024, all of the Company’s outstanding warrants are equity-classified warrants. See Note 18.

Income tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax expense or credit is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Although the Company is organized as a Cayman Islands corporation, the Company could be subject to income and other taxes in various other jurisdictions, including the United Kingdom, United States, China, Hong Kong and Singapore. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to (or recovered from) the tax authorities.

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

Property plant and equipment

Property and equipment are recorded at cost less accumulated depreciation. Expenditures that extend the life of the asset are capitalized and depreciated. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets. Management evaluates the useful lives and method of depreciation at least annually and accounts for any changes to the useful life or method prospectively. Maintenance and repairs are charged to expense as incurred; cost of major additions and betterments are capitalized. Capitalized software is recorded at cost less accumulated amortization and the amortization is recorded using the straight-line method over the estimated useful life of the software.

The estimated useful lives are:

Laboratory equipment	5 years
Computer equipment	3 years
Capitalized software	3 years

Impairment of assets

Assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in profit or loss for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use and is calculated with reference to future discounted cash flows that the asset is expected to generate when considered as part of a cash-generating unit. Assets that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period. If an impairment subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment charge been recognized for the asset in prior years.

Leases

The Company accounts for leases under IFRS 16 'Leases'. IFRS 16 introduced a single lease accounting model, requiring a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. The lessee is required to recognize a right-of-use asset representing the right to use the underlying asset, and a lease liability representing the obligation to pay lease payments.

At the inception of a contract, we assess whether a contract is, or contains a lease by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we assess whether:

•
the contract involves the use of an identified asset;
•
we have the right to obtain substantially all of the economic benefits from the use of the identified asset throughout the period of use; and
•
we have the right to direct the use of the identified asset.

A right-of-use asset and corresponding lease liability are recognized on the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use asset is subsequently amortized using the straight-line method from the commencement date to the end of the lease term. In addition, the right-of-use asset is reduced by impairment losses and adjusted for certain remeasurement of the lease liabilities, if any.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. If the rate cannot be readily determined, our incremental rate of borrowing is used. The lease liability is subsequently measured at amortized cost using the effective interest method. The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in our estimate of the amount expected to be payable under a residual value guarantee, if we change our assessment of whether we will exercise a purchase, extension or termination option, or if the underlying lease contract is amended.

We have elected not to separate fixed non-lease components from lease components and instead account for each lease component and associated fixed non-lease components as a single lease component.

We have elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. We recognize the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

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

Cash

For the purposes of presentation in the consolidated statements of cash flows, cash includes cash in hand.

Share capital and reserves

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds of the issue.

Accounts payables and accrued liabilities

Accounts payable and accrued liabilities are liabilities for goods and services provided to the Company prior to the end of the financial year which are unpaid. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method. They are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. All the accounts payable and accrued liabilities were current for the years ended March 31, 2024 and 2023.

Financial Instruments

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL

Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment. The Company’s financial assets measured at amortized cost are comprised of its cash. The Company’s financial liabilities measured at amortized cost are comprised of its accounts payable and accrued liabilities.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of loss and comprehensive loss in the period in which they arise.

Debt instruments at FVTOCI

These assets are initially measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses associated with changes in fair value are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss. The Company does not hold any debt instruments at FVTOCI.

Equity instruments at FVTOCI

These assets are initially measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses associated with changes in fair value are recognized in OCI and are never reclassified to profit or loss. The Company does not hold any equity instruments at FVTOCI.

Impairment of financial assets amortized at cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and/or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Gains and losses on derecognition are generally recognized in profit or loss.

Note 3 — Critical estimates and judgments

The preparation of financial statements in accordance with IFRS requires the Company to use judgment in applying its accounting policies and make estimates and assumptions about reported amounts at the date of the financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Useful lives of property and equipment - Estimates of the useful lives of property and equipment are based on the period over which the assets are expected to be available for use. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, not electing to exercise renewal options on Leases, and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of the relevant assets may be based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the property and equipment would increase the recorded expenses and decrease the non-current assets.

Estimating the incremental borrowing rate on leases - The Company cannot readily determine the interest rate implicit in leases where it is the lessee. As such, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of comparable value to the right-of-use asset in a similar economic environment. IBR therefore reflects what the Company “would have to pay”, which requires estimation when no observable rates are available or where the applicable rates need to be adjusted to reflect the terms and conditions of the lease. The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

Estimating the fair value of share-based payment transactions - The Company utilizes a Black-Scholes model to estimate the fair value of its share-based payments. In applying these models, management must estimate the expected future volatility of the Company’s estimated share price, and makes such assumptions based on a proxy of publicly-listed entities under an expectation that historical volatility is representative of the expected future volatility.

Other significant judgments - The preparation of these financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

•
The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
•
Determination of the extent to which it is probable that future taxable income will be available to allow all or part of the temporary differences to be utilized; and
•
Whether there are indicators of impairment of the Company’s long-lived assets.

Note 4 — Revenue from contracts with customers

Disaggregation of revenue from contracts with customers

The principal revenue activities of the Company for the years ended March 31, 2024, 2023 and 2022 were as follows:

	For the Year Ended March 31,
Revenue categories	2024	2023	2022
Revenue from ViraxClear	156,419	8,561	—
Total Revenue	$156,419	$8,561	$—

Revenues were $156,419 for the year ended March 31, 2024 which consisted of sales of test kits to two customers. Revenues were $8,561 for the year ended March 31, 2023 which consisted of sales of test kits to one customer. There was no revenue for the year ended March 31, 2022.

Accounting policies and significant judgments

Management does not consider there to be any significant judgments or estimates in the revenue recognition for the years ended March 31, 2024 and 2023.

Note 5 — Income tax

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	For the Year Ended March 31,
	2024	2023	2022
Earnings (loss) for the year	$(6,739,120)	$(5,457,763)	$(1,749,870)

Expected income tax (recovery)	(821,664)	(337,114)	(181,189)
Change in statutory, foreign tax, foreign exchange rates and other	9,519	(11,013)	(51,491)
Permanent Difference	181,257	9,093	86,824
Provision to NOLs	181,755	—	—
Change in unrecognized deductible temporary differences	449,133	339,034	145,856
Total income tax expense (recovery)	$—	$—	$—

	As of March 31,
	2024	2023
Deferred Tax Assets (liabilities)
Intangible assets	97,589	—
Depreciation	(222,171)	—
Non-capital losses available for future period	1,553,164	979,448
	1,428,582	979,448
Unrecognized deferred tax assets	(1,428,582)	(979,448)
Net deferred tax asset (liability)	$—	$—

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	March 31, 2024	Expiry Date Range	March 31, 2023	Expiry Date Range
Temporary Differences
Non-capital losses available for future period - finite	660,042	5 years	463,605	5 years
Non-capital losses available for future period	6,473,993	No expiry date	4,602,150	No expiry date

Tax attributes are subject to review, and potential adjustment, by tax authorities.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant estimates — recognition of deferred tax assets

Deferred tax assets are recognized only to the extent that it is probable that the associated deductions will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilized, provided the asset can be reliably quantified. In estimating future taxable profit, management used “base case” approved forecasts which incorporate a number of assumptions, including a prudent level of future contracted revenue in the forecast period. In arriving at a judgment in relation to the recognition of deferred tax assets, management considers the regulations applicable to tax and advice on their interpretation. Future taxable income may be higher or lower than estimates made when determining whether it is appropriate to record a tax asset and the amount to be recorded. Furthermore, changes in the legislative framework or applicable tax case law may result in management reassessing the recognition of deferred tax assets in future periods.

At March 31, 2024 and 2023, there is an unrecognized deferred tax asset from net operating losses of $1,428,582 and $979,448, respectively.

The net operating losses in China can be carried forward up to five years from the year subsequent to the year in which the loss was incurred. Loss carryback is not permitted. The net operating losses incurred in the USA can be carried forward indefinitely and loss carrybacks are not permitted. Losses in the USA utilized in future years are limited to 80% of taxable income. The net operating losses incurred in the UK can be carried forward indefinitely. The loss carryforward utilized in future years is limited to GBP 5 million plus 50% of the current year profits in excess of that amount. Losses may be carried back one year on a limited basis.

The net operating losses in Singapore may be carried forward indefinitely in general, subject to compliance with a shareholding test. Losses and unutilized capital allowances may be carried back for one year, subject to a cap of SGD $100,000 and compliance with the shareholding test.

Uncertain Tax Positions

The Company did not have significant unrecognized uncertain tax positions, or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended March 31, 2024 and 2023.

Note 6 — Loss per share

	As of March 31,
	2024	2023	2022
Loss for the year attributable to Virax	(6,733,537)	(5,457,494)	(1,708,827)
Basic and diluted loss per share attributable to Virax – ordinary shares	(3.36)	(5.13)	(1.79)

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of ordinary shares in issue during the financial year. This calculation takes into effect the Share Consolidation as discussed in Note 18.

Diluted loss per share

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Company had no dilutive shares for the years ended March 31, 2024, 2023 and 2022. This calculation takes into effect the Share Consolidation as discussed in Note 18. The Company's basic and dilutive loss per share as of March 31, 2024, 2023, and 2022 are as follows:

	As of March 31,
	2024	2023	2022
Weighted average number of ordinary shares used in basic and diluted loss per share (Ordinary shares)	2,006,414	1,062,984	956,326
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted loss per share(1)	2,006,414	1,062,984	956,326

(1)
For the years ended March 31, 2024, 2023 and 2022, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

Note 7 — VAT Receivable

	For the Year Ended March 31,
	2024	2023
Unfiled VAT receivable	$107,149	$—
Filed VAT receivable	110,694	—
Total VAT receivable	$217,843	$—

Total VAT receivable as of March 31, 2024 consisted of $107,149 of receivable that has yet to be filed with the HM Revenues & Customs (HMRC) in the United Kingdom and $110,694 of amounts that have been filed and were paid in April 2024. There was no VAT receivable at March 31, 2023.

Note 8 — Inventories

	As of March 31,
	2024	2023
Finished goods	60,383	20,951
Inventory write down	—	(20,951)
Inventories, net	$60,383	$—

Inventories as of March 31, 2024 consisted of ViraxClear and ViraxVet test kits stored in a warehouse operated by a third party. There was no inventory at March 31, 2023 as inventory was written off to general and administrative costs. During the years ended March 31, 2024 and 2023, inventories expensed to cost of revenue were $105,829 and $9,926, respectively. There were no inventories expensed to cost of revenue during the year ended March 31, 2022.

Note 9 — Prepaid Expenses and Deposits

	As of March 31,
	2024	2023
Prepaid directors and officers insurance	133,542	162,500
Prepaid Nasdaq fee	37,125	35,250
Prepaid vendor products	245,258	24,095
Deposits	52,398	18,043
Prepaid software subscription	19,536	10,373
Other	24,923	31,214
Prepaid expenses and deposits	$512,782	$281,475

Note 10 — Property, plant & equipment, net

	Lab Equipment	Computer Equipment	Capitalized Software	Furniture & Fixtures	Total
Cost
Balance as of March 31, 2023	$—	$4,828	$—	$6,276	$11,104
Additions	890,867	11,859	49,771	—	952,497
Disposals	—	(4,828)	—	(6,276)	(11,104)
Effects of currency translation	—	—	—	—	—
Balance as of March 31, 2024	$890,867	$11,859	$49,771	$—	$952,497

Accumulated Depreciation
Balance as of March 31, 2023	$—	$4,828	$—	$6,276	$11,104
Depreciation	52,671	2,199	—	—	54,870
Disposals		(4,828)		(6,276)	(11,104)
Effects of currency translation	—	—	—	—	—
Balance as of March 31, 2024	$52,671	$2,199	$—	$—	$54,870

Depreciation expense for the year ended March 31, 2024 was $54,870. There was no depreciation expense for the years ended March 31, 2023 and 2022.

Note 11 — Intangible Software, net

The Company capitalized certain costs associated with the ViraxImmune mobile application, which development has been suspended and has not been placed into services as of the date of this report. The Company capitalized $211,952 and $178,403 in software development costs for the years ended March 31, 2024 and 2023, respectively.

The recoverable amount of the ViraxImmune mobile application has been calculated with reference to the following:

•
Present value of the future cash flows expected to be derived from the application (value in use). In calculating this value, management used the assumption of four years of cash flow projections which were based on the Company's long-term financial projections of the launch and commercialization of products and services related to the underlying technology.
•
Five-year useful life for amortization, which the Company believed would best represent the recovery of such costs through revenues and net income.

Based on the estimated projections, the Company concluded that since the ViraxImmune mobile application development has been suspended, and the present value of future cash flows does not exceed the carrying value of the capitalized amount, there is a full impairment of these amounts at March 31, 2024.

Intangible Software
March 31, 2022	$—
Additions	178,403
Impairment	—
March 31, 2023	178,403
Additions	211,952
Impairment	(390,355)
March 31,2024	$—

The following represents the details of the software development costs during the year:

Intangible Assets Under Development	Type of Intangible Asset	Net Book Value	Remaining Amortization Period
ViraxImmune Mobile Application	Technology	$—	n/a

Note 12 — Accounts payable and accrued liabilities

	As of March 31,
	2024	2023
Accounts payable	45,631	159,908
Accrued bonuses	—	409,706
Accrued payroll taxes	12,143	14,000
Accrued liabilities	63,120	121,991
Total accounts payable and accrued liabilities	$120,894	$705,605

Amounts included in accounts payables

Accounts payable for the year ended March 31, 2024 consists mostly of routine operating costs. Accrued payroll taxes for the year ended March 31, 2024 consisted of payroll taxes. Accrued liabilities for the year ended March 31, 2024 consists mainly of unpaid professional services. Accounts payable and accrued liabilities for the year ended March 31, 2023 consisted mainly of professional fees, legal fees and consulting services to various vendors.

Note 13 — Note Payable

On July 1, 2022, the Company entered into a note payable with a third party for the purpose of financing its Directors and Officers insurance policy. The unsecured loan at inception was $487,500 for a period of ten months with a 2.5% fixed interest rate. The note payable was fully paid off at March 31, 2024, and the balance of the note payable at March 31, 2023 was $146,250. Interest expense for the years ended March 31, 2024 and 2023 was $3,656 and $8,531, respectively. There was no accrued interest at March 31, 2024 and 2023.

Note 14 — Deferred Revenue

	As of March 31,
	2024	2023
Deferred Revenue	—	38,250
Total Deferred Revenue	$—	$38,250

Deferred revenue is recorded when money is received in advance for our products that have not been fulfilled. For the year ended March 31, 2024, the Company recorded deferred revenue of $0. For the year ended March 31, 2023, there was $38,250 of deferred revenue for an order placed from a customer that had not been fulfilled. This was subsequently fulfilled during the year ended March 31, 2024.

Note 15 — Leases

Operating leases

Our leases consist of office and lab spaces with lease terms between 1 to 5 years.

In May 2023, the Company entered into a lab space lease at BioCity for five rooms commencing in July 2023 and ending on June 30, 2028, with no automatic option to extend. The deposit on the lab space was GBP 4,317. This lease was subsequently modified in August 2023 and November 2023 to include additional rooms at BioCity. Lease expense for the year ended March 31, 2024 was GBP 27,521.

The annual rent as of March 31, 2024 is as follows:

To June 30, 2024	GBP 47,097
To June 30, 2025	GBP 49,452
To June 30, 2026	GBP 51,924
To June 30, 2027	GBP 54,521
To June 30, 2028	GBP 57,247

In addition to the annual rent, insurance is approximately GBP 2,235 per year and service costs are approximately GBP 17,535 per year.

In August 2023, the Company exited the old Shanghai lease which was a short term lease and not accounted for under IFRS 16 - Leases. We entered into a new office space lease in Shanghai for one office room commencing in August 2023 and ending on September 30, 2024 which is accounted for under IFRS 16 - Leases. The monthly lease amount is CNY 21,600 with two months deposit and no payments due in August 2023 and September 2024. Lease expense for the year ended March 31, 2024 was CNY 151,200. There are no other service costs associated with this lease.

Of these leases, our lab space at BioCity and office space in Shanghai are accounted for under IFRS 16 - Leases. We currently do not have leases with residual value guarantees or leases not yet commenced to which we are committed. Lease liabilities have been measured by discounting future lease payments using our incremental borrowing rate of 15% as rates implicit in the leases were not readily determinable.

The following table summarizes our right-of-use assets activity for the BioCity and Shanghai lease the years ended March 31, 2024 and 2023, respectively.

Office and Lab Leases
Cost
Balance at March 31, 2022	$—
Additions	—
Effects of currency translation	—
Balance at March 31, 2023	$—
Additions	254,319
Effects of currency translation	—
Balance at March 31, 2024	$254,319

Accumulated amortization
Balance at March 31, 2022	$—
Amortization	—
Effects of currency translation	—
Balance at March 31, 2023	$—
Amortization	(48,229)
Effects of currency translation	—
Balance at March 31, 2024	$(48,229)

Right-of-use assets, net	$206,090

The following table summarizes the Company's lease liability activity for the BioCity lease and Shanghai lease for the years ended March 31, 2024 and 2023, respectively.

Total
Balance as of March 31, 2022	$—
Additions	—
Payment of lease liabilities	—
Interest expense on lease liabilities	—
Effects of currency translation	—
Balance as of March 31, 2023	$—
Additions	254,319
Payment of lease liabilities	(56,366)
Interest expense on lease liabilities	26,347
Effects of currency translation	—
Balance as of March 31, 2024	$224,300

The following table summarizes the maturity of our lease liabilities as of March 31, 2024:

March 31, 2024
Less than one year	$76,706
One to five years	222,486
More than five years	—
Total lease payments	$299,192
Less: imputed interest	(74,892)
Lease Liabilities	$224,300

Note 16 — Related party transactions

	As of March 31,
	2024	2023
Related Party Payables
James Foster	—	89
Cameron Lee Shaw	—	18,207
Total Related Party Payables	$—	$18,296

For the year ended March 31, 2022, the Company issued 17,253 ordinary shares for the settlement of related party payables amounting to $452,861.

For the year ended March 31, 2022 , the Company settled $7,906 of accrued interest to Fiona a Foster by issuance of 26,857 shares of Natural Source Group.

The Company had a payable to James Foster, our Chief Executive Officer and Director and Cameron Shaw, our former Chief Operating Officer and Director at March 31, 2023 and this amount was subsequently been paid during the year ended March 31, 2024.

For the year ended March 31, 2024, there were no accrued bonuses for related parties. For the year ended March 31, 2023, there were accrued bonuses of $389,800.

Related party compensation for the Company's Officers and Directors for the years ended March 31, 2024, 2023 and 2022 are as follows:

	Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	Other ($) (2)	Total ($)
James Foster, Chief Executive Officer and Director	2024	325,000	81,000	241,200	3,600	650,800
	2023	247,500	213,800	1,277,675	—	1,738,975
	2022	137,766	—	—	—	137,766
Cameron Shaw, Former Chief Operating Officer (3)	2024	150,000	—	—	93,462	243,462
	2023	215,000	205,000	1,277,675	—	1,697,675
	2022	60,000	—	—		60,000
Nigel McCracken, Chief Operating Officer and Director (3)	2024	175,000	50,000	71,600	3,540	300,140
	2023	—	—	—	—	—
	2022	—	—	—	—	—
Dr. Tomasz George, Chief Scientific Officer (4)	2024	144,000	—	60,300	1,672	205,972
	2023	144,000	86,000	257,250	—	487,250
	2022	166,275	—	—	—	166,275
Mark Ternouth, Chief Technical Officer and Director (5)	2024	120,000	—	60,300	—	180,300
	2023	90,000	30,000	315,560	—	435,560
	2022	11,200	—	—	—	11,200
Jason Davis, Chief Financial Officer	2024	300,000	75,000	224,318	25,800	625,118
	2023	237,500	105,000	686,000	—	1,028,500
	2022	—	—	—	—	—
Evan Norton, Independent Director	2024	40,000	—	60,300	—	100,300
	2023	27,500	—	68,600	—	96,100
	2022	—	—	—	—	—
Yair Erez, Independent Director	2024	40,000	—	60,300	—	100,300
	2023	27,500	—	68,600	—	96,100
	2022	—	—	—	—	—
Nelson Haight, Independent Director	2024	40,000	—	60,300	—	100,300
	2023	14,783	—	27,400	—	42,183
	2022	—	—	—	—	—

(1) These amounts represent the aggregate grant fair value of stock options granted in the year ended March 31, 2024 and 2023, calculated in accordance with IFRS 2 “Share-based payment". Assumptions used in the calculation of these amounts are discussed in Note 18.

(2)These amounts represent employee benefits paid on behalf of the Company such as pension and health insurance. For Cameron Shaw, this amount consists of vacation and severance payout.

(3)Cameron Shaw departed the Company in September 2023 and is no longer an Officer or Director at March 31, 2024. All option award expense were reversed. Nigel McCraken, the current Chief Operating Officer, joined the Company on September 1, 2023.

(4)Dr. Tomasz George departed the Company in April 2024.

(5) Mark Ternouth departed the Company in June 2024.

Note 17 — Risk management overview

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

The carrying amount of the cash represents the maximum credit exposure which amounted to $3,589,244 and $9,352,538 as at March 31, 2024 and 2023, respectively.

The Company has assessed no significant increase in credit risk from initial recognition based on the availability of funds, the regulatory and economic environment.

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

As at March 31, 2024 and 2023, the Company had the following monetary assets and liabilities denominated in foreign currencies:

	As of March 31,
	2024	2023
	RMB	RMB
Cash	121,887	16,667
AP and Accrued Liabilities	(29,162)	(209,270)

	As of March 31,
	2024	2023
	GBP	GBP
Cash	803,774	2,421,553
AP and Accrued Liabilities	(80,459)	(46,506)

	As of March 31,
	2024	2023
	EUR	EUR
Cash	115,930	817
AP and Accrued Liabilities	—	—

	As of March 31,
	2024	2023
	SGD	SGD
Cash	10,474	63,141
AP and Accrued Liabilities	(2,000)	(8,361)

Liquidity risk

The accompanying financial statements have been prepared on the basis of continuity of operations, realization of assets and the satisfaction of liabilities and commitments in the ordinary course of business.

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations, and otherwise operate on an ongoing basis. At March 31, 2024, the Company had a cash balance of $3,589,244 and current liabilities of $168,849. For the year ended March 31, 2024, the Company had a net decrease in cash of $5,763,294.

Until such time that the Company implements its growth strategy, it expects to continue to generate operating losses in the foreseeable future, mostly due to research and development activities, corporate overhead and costs of being a public company.

Concentration risk

There was $156,419 and $8,561 in revenue for the years ended March 31, 2024 and 2023, respectively. For the year ended March 31, 2024, two customers accounted for 100% of the Company’s revenue. For the year ended March 31, 2023, one customer accounted for 100% of the Company's revenue. There was no accounts receivable from these customers as of March 31, 2024, and 2023, respectively.

Capital Management

The Company aims to manage its capital resources to ensure financial strength and to maximize its financial flexibility by maintaining strong liquidity and by utilizing alternative sources of capital including equity, debt and bank loans or lines of credit to fund continued growth. The Company sets the amount of capital in proportion to risk and based on the availability of funding sources. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. As an early-stage growth company, the sale of ordinary shares has been the primary source of capital to date. Additional debt and/or equity financing may be pursued in future as deemed appropriate to balance debt and equity. To maintain or adjust the capital structure, the Company may issue new shares, take on additional debt or sell assets to reduce debt.

Note 18 — Stockholder’s equity

On June 19, 2022, the Company underwent a shareholding restructuring whereby the Company’s dual class share capital was amended to a single class of Ordinary Shares where 694,376 Class B shares were converted to 694,376 Class A ordinary shares, and all of the Class A ordinary shares were then re-designated as Ordinary Shares. The financial statements were prepared as if the share conversion happened retroactively.

Share Consolidation

Beginning with the opening of trading on December 18, 2023, the Company's ordinary shares began trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol "VRAX", but under a new CUSIP number of G9495L125. The objective of the Share Consolidation was to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on the Nasdaq Capital Market. On January 4, 2024, the Company received notification that it had regained compliance with Nasdaq Marketplace Rule 5550(a)(2).

Upon the effectiveness of the Share Consolidation, every ten issued and outstanding ordinary shares with a par value of US$0.0001 each was automatically consolidated into one issued and outstanding ordinary share with a par value of US$0.001 each. No fractional shares were issued as a result of the Share Consolidation. Instead, any fractional shares that would have resulted from the Share Consolidation were rounded up to the next whole number. The Share Consolidation affected all shareholders uniformly and did not alter any shareholder's percentage interest in the Company's outstanding ordinary shares, except for adjustments that may result from the treatment of fractional shares. The number of shares issued for this treatment was 28,290 shares. The Share Consolidation was approved by the Company's board of directors on November 3, 2023, and its shareholders on December 6, 2023. As such, all share and per share amounts, warrants and stock options have been given retroactive effect in the financial statements and footnotes for all periods presented.

Authorized

As of March 31, 2024, there are a total of 50,000,000 shares authorized. The holders of our ordinary shares are entitled to such dividends as may be declared by our Board of Directors subject to the Cayman Companies Act and to our memorandum and articles of association.

Ordinary shares

Year ended March 31, 2022

For the year ended March 31, 2022, the Company issued 34,635 ordinary shares valued at $290,364 for services and issued 23,890 ordinary shares for a cash amount of $519,613.

For the year ended March 31, 2022, the Company issued 17,253 ordinary shares for the settlement of related party payables amounting to $452,861 and 3,774 ordinary shares for the conversion of $99,999 of convertible debt. Imputed interest for this debt along with certain related party loans during the year ended March 31, 2022 totaled $21,128.

For the year ended March 31, 2022, the Company entered into a Deed of Surrender with a shareholder relating to the balance of $54,497 due to the Company which was settled by the transfer of 5,000 shares back into the Company’s treasury.

Year ended March 31, 2023

On May 10, 2022, we issued 755 ordinary shares for services rendered at $26.50 per share.

On May 13, 2022, we issued 4,000 ordinary shares at $26.50 per share.

Initial Public Offering - On July 25, 2022, the Company consummated its IPO of 135,000 ordinary shares, par value $0.001 per share at a price of $50.00 per share. The Company’s Registration Statement on Form F-1 (File No. 333-263694) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 18, 2022 (as amended, the “Registration Statement”) was declared effective by the Commission on June 30, 2022. In addition, on July 25, 2022, Boustead Securities, LLC, as representative of several underwriters, exercised an over-allotment option (the “Option”) in part to purchase 20,250 ordinary shares from the Company in connection with the IPO at a price of $50.00 per ordinary share.

On August 5, 2022 Boustead Securities, LLC exercised 10,868 warrants on a cashless basis in exchange for 8,619 ordinary shares.

November Private Placement - On November 8, 2022, the Company entered into the November Securities Purchase Agreement ("SPA") with the Purchaser for the November Private Investment in Public Entity ("PIPE"), pursuant to which the Company received gross proceeds of approximately $3,844,500, before deducting placement agent fees and other offering expenses, in consideration of (i) 116,500 ordinary shares; (b) 116,500 November Pre-Funded Warrants, and (iii) 349,500 November Ordinary Warrants at a combined purchase price of $16.50 per ordinary share and one and a half November Ordinary Warrant, or approximately $16.50 per November Pre-Funded Warrant and one and a half November Ordinary Warrant if purchasing the November Pre-Funded Warrants (the “November Offering”). The Company has agreed to issue to the Purchaser unregistered warrants to purchase up to 349,500 ordinary shares (the “November Ordinary Warrants”). On December 12, 2022, the November Pre-Funded Warrants were exercised in full for $117 and the Company issued 116,500 ordinary shares to the Purchaser.

In December 2022, the Company issued 5,430 ordinary shares for settlement of a related party payable of $149,434 valued at $7.30 per share. The remaining $109,570 contribution is a component of Reserves for the year ended March 31, 2023.

March Private Placement - On March 8, 2023, the Company entered into the March SPA with the same Purchaser for the March PIPE, pursuant to which the Company received gross proceeds of approximately $4,000,000, before deducting placement agent fees and other offering expenses, in consideration of (i)150,000 ordinary shares; (b) pre-funded warrants to purchase 234,331 ordinary shares (the “March Pre-Funded Warrants”), (iii) series A preferred investment options to purchase up to 349,742 ordinary shares (the “Series A Preferred Investment Options”), and (iv) series B preferred investment options to purchase up to 384,331 ordinary shares (the “Series B Preferred Investment Options” collectively with the Series A Preferred Investment Options, the “Preferred Options”) at a purchase price of $10.4077 per ordinary share and associated Preferred Options and a purchase price of $10.4067 per March Pre-Funded Warrant and associated Preferred Options (the “March Offering”). In connection with the issuance of the Preferred Options, the 349,500 November Ordinary Warrants were cancelled. In addition, the Company issued warrants to purchase up to 26,904 ordinary shares at $13.010 per share to H.C. Wainwright & Co., placement agent of the Offering, or its assignee (the “Placement Agent Warrants”). On April 19, 2023, the March Pre-Funded Warrants were exercised in full and 234,331 ordinary shares were issued to the Purchaser.

Year ended March 31, 2024

In July 2023, pursuant to a settlement agreement between Boustead Securities LLC and the Company, the Company issued 22,500 ordinary shares to Boustead Securities LLC valued at $3.80 per share.

On October 11, 2023, the “Company entered into an inducement offer letter agreement (the “Inducement Letter”) with a certain holder (the “Holder”) of 734,073 existing Series A and B preferred investment options (the “Existing Warrants”) to purchase ordinary shares of the Company. The Existing Warrants were issued on March 10, 2023 and each has an exercise price of $8.0202 per share. Pursuant to the Inducement Letter, the Holder agreed to exercise for cash its Existing Warrants to purchase an aggregate of 734,073 ordinary shares of the Company at a reduced exercise price of $2.934 per share in consideration for the Company’s agreement to issue new warrants to purchase ordinary shares (the “New Warrants”) to purchase up to 1,468,145 of the Company’s ordinary shares with an exercise price of $2.924 (the “New Warrant Shares”). The Company received aggregate net proceeds of approximately $1.9 million from the exercise of the Existing Warrants by the Holder, after deducting placement agent fees and other offering expenses payable by the Company. In addition, the Company issued warrants (“Placement Agent Warrants”) to the Placement Agent, or its designees, to purchase up to an aggregate of 51,385 ordinary shares, which Placement Agent Warrants shall be in the form of the New Warrants, except that the Placement Agent Warrants shall have an exercise price of $3.6675 per share. The Company treated this warrant inducement agreement as a warrant modification and has recognized the incremental fair value of $579,690 and fair value of the New Warrants of $3,564,786 which are recorded in the reserves within equity.

As of March 31, 2024, the Company had 2,573,903 ordinary shares issued and outstanding.

Warrants

The following summarizes activity related to the Company's outstanding warrants for the years ended March 31, 2024, 2023 and 2022:

	Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
At March 31, 2021	—	—	—
Granted	—	—	—
Exercised	—	—	—
Cancelled	—	—	—
At March 31, 2022	—	—	—
Granted	1,472,174	$8.70	—
Exercised	(127,367)	$—	—
Cancelled	(349,500)	$4.00	—
At March 31, 2023	995,307	$6.12	5.5
Granted	1,519,529	$2.96	—
Exercised	(968,403)	$2.21	—
Cancelled	—	$—	—
At March 31, 2024	1,546,433	$3.05	4.5
Warrants exercisable as of March 31, 2024	1,546,433	$3.05	4.5

Stock-based Compensation

The Company adopted the 2022 Equity Incentive Plan (the "2022 Plan") on March 15, 2022 and the 2023 Equity Incentive Plan (the "2023 Plan") on February 21, 2023, together, "the Plans". The Plans are intended to provide incentives which will attract and retain highly competent persons at all levels as employees of the Company, as well as independent contractors providing consulting or advisory services to the Company, by providing them opportunities to acquire the Company’s common stock or to receive monetary payments based on the value of such shares pursuant to awards issued. The 2022 Plan permits the grant of options and shares for up to 131,941 ordinary shares and the 2023 Plan permits the grant of options and shares for up to 250,000. As of March 31, 2024, approximately 39,491 shares are available for issuance under the 2022 Plan and 100,250 shares are available for issuance under the 2023 Plan.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of its stock option awards. The calculation of the fair value of the awards using the Black-Scholes option-pricing model is affected by the Company’s stock price on the date of grant as well as assumptions regarding the following:

	As of March 31, 2024	As of March 31, 2023	As of March 31, 2022
Expected volatility	212.26% - 260.62%	85.52% - 353.14%	—
Expected term	5 years	5 years	—
Risk-free interest rate	3.66% - 4.61%	2.60% - 3.041%	—
Dividend yield	—	—	—
Forfeiture rate	0.00%	0.00%	—

Note there were no stock options to value for the year ended March 31, 2022

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

In April 2023, an aggregate of 115,200 stock options with a strike price of $50.00 were modified to a strike price of $6.03 and vesting periods from two and three years were reduced to one and two years with the modification. The modification was accounted for under IFRS 2 where the entity shall recognize, as a minimum, the services received measured at the grant date fair value of the equity instruments granted, unless those equity instruments do not vest because of failure to satisfy a vesting condition (other than a market condition) that was specified at grant date. In addition, the guidance states that the entity shall recognize the effects of modifications that increase the total fair value of the share-based payment arrangement or are otherwise beneficial to the employee. According to IFRS 2, accounting for a modification to the terms of a share-based payment scheme, requires two valuations:

1.
Valuation of the existing rights at the current (i.e., modification) date, immediately prior to the modification, and;
2.
Valuation of the amended rights immediately after the modification.

As the modified grants were all unvested at the time of the modification, the incremental charge is accrued in the modification period based on the amortization of outstanding shares as of the modification date, with the remaining incremental expense recognized over the period of the remaining vesting period, in line with the remaining amortization of the original fair value.

For the year ended March 31, 2024, the Company issued stock options to purchase 199,000 shares at an average price of $5.73 with a fair value of $5.76. For the year ended March 31, 2023, the Company issued stock options to purchase 123,200 shares at an average price of $48.60 with a fair value of $33.60. During the year ended March 31, 2024, there were 77,834 stock options forfeited. At March 31, 2024, there were stock options outstanding of 242,200 and 2,166 stock options vested and exercisable. At March 31, 2023, there were 167 stock options vested and exercisable.

For the years ended March 31, 2024 and 2023, the Company recognized an expense of $1,011,973 and $1,734,601, respectively, of non-cash compensation expense allocated between general and administrative and research and development expenses. There was no non-cash compensation expense for the year ended March 31, 2022. Stock-based compensation expense is valued using the Black-Scholes option-pricing model method and accelerated vesting method as required in IFRS 2.

A summary of the status of the Company’s outstanding stock options as of March 31, 2024 and changes during the periods ending on that date is as follows:

	Shares	Exercise Price	Grant Date Fair Value	Aggregate Intrinsic Value	Weighted Average Remaining Term (Years)
Options
At March 31, 2021	—	—	—	—	—
Granted	—	—	—	—	—
Exercised	—	—	—	—	—
Expired	—	—	—	—	—
Forfeiture	—	—	—	—	—
At March 31, 2022	—	—	—	—	—
Granted	123,200	$48.60	$33.60	—	10.0
Exercised	—	—	—	—	—
Expired	(2,000)	$50.00	$34.30	—	—
Forfeiture	—	$—	$—	—	—
At March 31, 2023	121,200	$20.33	$33.62	—	9.3
Granted	199,000	$5.73	$5.76	—	10.0
Exercised	—	—	—	—	—
Expired	(166)	$115.50	$114.10	—	—
Forfeiture	(77,834)	$6.59	$20.13	—	—
At March 31, 2024	242,200	$12.69	$15.01	—	8.8
Exercisable at March 31, 2024	2,166	$14.04	$12.39	—	6.7

Note 19 — Subsequent Events

On April 18, 2024 the Company granted 213,000 stock options to certain employees and directors with an exercise price of $0.68 and a three year vesting period.

On June 7, 2024, the Company sold 391,017 shares at an average price of $1.9931 for net proceeds of $754,511 utilizing its At-the-Market Offering Agreement which was filed as a 6-K on January 22, 2024.