Form 20-F
period 2025-03-31
Virax Biolabs Group Ltd
filed 2025-07-02
CIK 1885827

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (March 31, 2025): 4,341,956 ordinary shares are outstanding.

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

ITEM 19. Exhibits	63

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

D. Risk factors.

Risks Related to Our Business and Industry

We have limited operating history, have incurred operating losses for the years ended March 31, 2025 and 2024 and expect to incur significant losses for the foreseeable future. We may not generate sufficient revenue or become profitable or, if we achieve profitability, we may not be able to sustain it.

Biotechnology product development is a highly speculative undertaking and involves a substantial degree of risk. We are a clinical-stage biotechnology company with a limited operating history upon which you can evaluate our business and prospects. We commenced operations in 2013, and to date, we have focused primarily on organizing and staffing our company, business planning, raising capital, performing research and development activities, primarily the development of the ViraxImmune platform, establishing our intellectual property portfolio, and conducting clinical trials.

We have incurred operating losses since inception. If our products are not successfully commercialized, namely, ViraxImmune, we may not generate further revenue. Our net losses were $6,067,232, $6,739,120 and $5,457,763for the years ended March 31, 2025, 2024 and 2023, respectively. As of March 31, 2025, we had an accumulated deficit of $24,589,244. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. ViraxImmune products will require additional development time and resources before we will begin generating revenue from product sales. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase substantially as we conduct our ongoing research and development of our ViraxImmune products and seek to obtain product certification approvals in the territories we have identified, as well as hire additional personnel, obtain and protect our intellectual property and incur additional costs for commercialization or to expand our pipeline of product candidates.

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

A key element of our strategy is to leverage our ViraxImmune platform to address a wide range of research, diagnostic and health needs within indications associated with chronic inflammation and T cell exhaustion through our test kits and services. If we are unable to generate compelling evidence supporting our T cell test results, our platform may face a broader obstacle to using our diagnostics data for commercially viable products and services.

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

Our business, financial condition and results of operations will depend on the market acceptance and increased demand for our products by Contract Research Organizations, hospitals, governments and public health departments, as well as physicians and others in the medical community, and the growing proportion of the population who are interested in taking personal charge over their health and well-being.

Our future success depends on our products gaining sufficient market acceptance by hospitals, public health departments and consumer groups interested in their health and well-being. If our products do not achieve an adequate level of acceptance by such customer groups, we may not generate enough revenue to become profitable. For example, the degree of market acceptance of our T cell in-vitro diagnostics product will depend on a number of factors, including:

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

Our efforts to educate physicians and other members of the medical community on the benefits of our products may require significant resources and may never be successful. Such efforts to educate the marketplace may require more resources than are required by conventional technologies marketed by our competitors. In particular, continuing to gain market acceptance for our products in nascent markets could be challenging. In certain markets, our potential for future growth is difficult to forecast. If we were to incorrectly forecast our ability to penetrate these markets, expenditures that we make may not result in the benefits that we expect, which could harm our results of operations. Additionally, if we lose any of our customers due to significant delays in our ability to obtain re-registration of our T cell IVD/Immune response Test in our initial target markets, our results of operations could be materially and adversely affected.

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

The success of some of our products partially depends on the continued demand for diagnostic products linked to chronic conditions where immune dysfunction and chronic inflammation are central to the condition

There is every indication that the incidence of chronic infection and chronic inflammatory disorders linked to symptoms of chronic fatigue and cognitive impairment are increasing. As a result we believe that there will be rising healthcare expenditures, large patient population, and government support for research and development to deal with this growing problem. However, our assessments of the market potential for these types of diagnostic products my prove innacurate.

The success of our proprietary technology T cell testing requires us to proceed through clinical and validation studies successfully, which is not guaranteed.

In order for our proprietary technology T cell IVD/Immune response Test to be successful, we are required to successfully proceed through further clinical and validation studies, which is not guaranteed. Clinical testing or validation is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time and may adversely affect our operations and finances should there be a prolonged process of clinical and validation studies.

New market opportunities may not develop as quickly as we expect, limiting our ability to market and sell our products successfully.

We intend to take steps to continue to increase the presence of our products in markets both in the target markets and in the wider international market including the United Kingdom, European Union, United States and Canada. We intend to grow our sales force globally and establish distributor relationships to better access international markets. We believe these opportunities will take substantial time to develop or mature, however, and we cannot be certain that these market opportunities will develop as we expect. The future growth and success of our products in these markets depends on many factors beyond our control, including recognition and acceptance by the scientific community in that market and the prevalence and costs of competing methods of viral screening. If the markets for our products do not develop as we expect, our business may be adversely affected.

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

We are dependent upon the continued services of key members of our senior management, including James Foster and Nigel McCracken. The loss of any one of these individuals, without adequate time to find a suitable replacement, could disrupt our operations or our strategic plans. Additionally, our future success will depend on, among other things, our ability to continue to hire and retain the necessary qualified scientific, technical, sales, marketing and managerial personnel, for whom we compete with numerous other companies, academic institutions and organizations. The loss of members of our management team, key advisors or personnel, or our inability to attract or retain other qualified personnel or advisors, could have a material adverse effect on our business, results of operations and financial condition. Although all members of our senior management team have entered into agreements that restrict their ability to compete with us for a period of time after the end of their employment, we may be unable to enforce such restrictive covenants at all or for a sufficient duration of time to prevent members of our management team from competing against us.

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

Risks Related to Intellectual Property

We Do Not Own Any Patents, Which May Limit Our Ability to Protect Our Proprietary Technology and Could Adversely Affect Our Competitive Position and Business.

Our business relies on proprietary technology, software, and processes that we believe provide us with a competitive advantage in the biotechnology and diagnostics industries. However, we do not currently own any patents to protect our proprietary technology. In the technology industry, patents are often used to safeguard intellectual property, prevent competitors from replicating key innovations, and enhance a company’s market position. Our lack of patent protection may expose us to significant risks, including:

•
Inability to Prevent Copying: Competitors, including those with greater financial and technical resources, may be able to replicate or independently develop similar technologies, products, or services without infringing on any patented rights, as we do not hold patents. This could erode our competitive advantage, reduce our market share, and negatively impact our revenue and profitability.
•
Limited Barriers to Entry: The absence of patents may lower barriers to entry for competitors, allowing new entrants or existing players to offer similar solutions, which could increase competition and pressure our pricing, margins, and growth prospects.
•
Challenges in Defending Proprietary Technology: We rely on trade secrets, copyrights, trademarks, and contractual protections (such as non-disclosure agreements) to safeguard our intellectual property. These protections may be less effective than patents in preventing competitors from using our technology or in defending against claims of misappropriation. Enforcing trade secret or other non-patent protections can be costly, time-consuming, and uncertain, particularly in foreign jurisdictions where legal frameworks may be less robust.
•
Potential for Reverse Engineering: Our products or services, particularly those involving software or accessible technologies, may be vulnerable to reverse engineering by competitors, as we lack patent protections to deter such activities.
•
Reduced Attractiveness to Investors or Partners: The absence of a patent portfolio may make us less attractive to potential investors, strategic partners, or acquirers who value a strong intellectual property portfolio as a key asset in the technology sector.

We may in the future seek to obtain patents to protect our innovations, but there can be no assurance that we will be able to secure patents, that any patents issued will adequately protect our technology, or that pursuing patents will be cost-effective. The process of obtaining patents is expensive, time-consuming, and uncertain, and any failure to secure patent protection could limit our ability to maintain a competitive edge. Additionally, competitors with established patent portfolios may assert claims against us, alleging infringement, which could result in costly litigation, licensing fees, or the need to redesign our products or services. Any of these outcomes could materially adversely affect our business, financial condition, results of operations, and stock price.

If we are not able to adequately protect our proprietary intellectual property and information, and protect against third party claims that we are infringing on their intellectual property rights, our results of operations could be adversely affected.

The value of our business depends in part on our ability to protect our intellectual property and information, including our copyrights, trademarks, trade secrets, and rights under agreements with third parties, in the United Kingdom and around the world, as well as our customers, employees, and customer data. Third parties may try to challenge our ownership of our intellectual property globally. In addition, intellectual property rights and protections in the United Kingdom may be insufficient to protect material intellectual property rights globally and the United Kingdom. Further, our business is subject to the risk of third parties counterfeiting our products or infringing on our intellectual property rights. The steps we have taken may not prevent unauthorized use of our intellectual property. We may need to resort to litigation to protect our intellectual property rights, which could result in substantial costs and diversion of resources. If we fail to protect our proprietary intellectual property and information, including with respect to any successful challenge to our ownership of intellectual property or material infringements of our intellectual property, this failure could have a significant adverse effect on our business, financial condition, and results of operations.

If we are unable to adequately protect our intellectual property rights, or if we are accused of infringing on the intellectual property rights of others, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.

Our commercial success will depend in part on our success in obtaining and maintaining copyrights, trademarks, trade secrets and other intellectual property rights in Europe and elsewhere and protecting our proprietary technology. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our technologies or the goodwill we have acquired in the marketplace and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.

Other parties may have developed technologies that may be related or competitive to our system, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with any patent applications we may file in future, either by claiming the same methods or devices or by claiming subject matter that could dominate our patent position. Any patent position may involve complex legal and factual questions, and, therefore, the scope, validity and enforceability of any patent claims that we may obtain cannot be predicted with certainty. Patents, if issued, may be challenged, deemed unenforceable, invalidated or circumvented. Proceedings challenging any patents we may obtain could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such proceedings may be costly. Thus, any patents that we may obtain may not provide any protection against competitors.

Competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, or develop and obtain patent protection for more effective technologies, designs or methods. We may be unable to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, suppliers, vendors, former employees and current employees.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

•
we will be able to successfully commercialize our products on a substantial scale, if approved, before relevant patents we may have expire;
•
others will not develop similar or alternative technologies;

•
we will develop additional proprietary technologies or products; or
•
our commercial activities or products will not infringe upon the patents of others.

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

Our commercial success will depend in part on not infringing the patents or copyrights, or otherwise violating the other proprietary rights of others. Significant litigation regarding patent rights and copyright rights occur in our industry. Our competitors around the globe, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our products. In addition, patent applications in Europe and elsewhere can be pending for many years before issuance, or unintentionally abandoned patents or applications can be revived, so there may be applications of others now pending or recently revived patents of which we are unaware. These applications may later result in issued patents, or the revival of previously abandoned patents, that will prevent, limit or otherwise interfere with our ability to make, use or sell our products. Third parties may, in the future, assert claims that we are employing their proprietary technology without authorization. As we continue to commercialize our products in their current or updated forms, launch new products and enter new markets, we expect competitors may claim that one or more of our products infringe their intellectual property rights as part of business strategies designed to impede our successful commercialization and entry into new markets. The large number of patents, the rapid rate of new patent applications and issuances, the complexities of the technology involved, and the uncertainty of litigation may increase the risk of business resources and management’s attention being diverted to patent litigation. We have, and we may in the future, receive letters or other threats or claims from third parties inviting us to take licenses under, or alleging that we infringe, their patents.

Moreover, we may become party to future adversarial proceedings regarding the patents of third parties. The legal threshold for initiating litigation or contested proceedings may be low, so that even lawsuits or proceedings with a low probability of success might be initiated. Litigation and contested proceedings can also be expensive and time-consuming, and our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we can. We may also occasionally use these proceedings to challenge the patent rights of others. We cannot be certain that any particular challenge will be successful in limiting or eliminating the challenged patent rights of the third party.

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

We rely on copyright, trade secret and trademark protection as well as confidentiality agreements with our employees, consultants and third parties, and we may in the future rely on additional intellectual property protection, to protect our confidential and proprietary information. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Even though we use commonly accepted security measures, trade secret violations are often a matter of state law, and the criteria for protection of trade secrets can vary among different jurisdictions. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our business and competitive position could be harmed.

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

Risks Related to Regulatory and Other Legal Issues.

The regulatory environment for IVD could change, resulting in a new procedure for achieving approvals for various global marketplaces which might adversely affect Virax’s ability to enter various markets.

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

Any product for which we obtain marketing approval in the United Kingdom, United States or in international jurisdictions, along with the manufacturing processes, post-approval clinical data and promotional activities for such product, will be subject to continual review and periodic inspections by the relevant regulatory bodies. Furthermore, our suppliers may be subject to similar regulatory oversight, and may not currently be or may not continue to be in compliance with applicable regulatory requirements. Failure by us or one of our suppliers to comply with statutes and regulations administered by the relevant regulatory bodies, or failure to take adequate action in response to any observations, could result in, among other things, any of the following enforcement actions:

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

Our effective tax rates could be adversely affected by changes in tax laws, treaties and regulations, both internationally and domestically, or the interpretation thereof by the relevant tax authorities, including possible changes to the corporate income tax base, wage withholding tax incentive for qualified research and development personnel in the United Kingdom and other tax incentives and the implementation of new tax incentives such as the innovation deduction. An increase of the effective tax rates could have an adverse effect on our business, financial position, results of operations and cash flows.

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

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, and if we are unable to list on another exchange, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

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

Nasdaq may apply additional and more stringent criteria for our continued listing because our insiders hold a large portion of our listed securities.

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

We had $603,890 and $1,164,449 of capital expenditures associated with the purchase of property, plant and equipment, purchases of software, and investment in internally generated software for the year ended March 31, 2025 and 2024, respectively.

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

The Company is in the process of developing ViraxImmune, with the intention of providing an immunology profiling platform that assesses each individual’s immune risk profile against major global viral diseases as well as helping with the early diagnosis of post viral syndromes associated with T cell exhaustion and chronic inflammation. We are in the process of developing a T cell Test under the ViraxImmune brand and will apply for regulatory agency approval in the future. We believe that the T cell Tests and immunology platform we are developing under the ViraxImmune brand will be particularly useful in assisting in the threat analysis of the major viruses faced globally as well as helping with the early diagnosis of indications associated with T cell exhaustion and chronic inflammation which have been linked to symptoms such as chronic fatigue. Initially, we will be focusing in diseases associated with post viral syndromes including but not limited to SARS-CoV-2, Human Papillomavirus (better known as HPV), Malaria, Hepatitis B, and Herpes (better known as HSV-1). We are preparing a Q-submission under the U.S. Food and Drug Administration (FDA) pre-submission program for potential IVD classification of our ViraxImmune assay and anticipate holding the Q-submission meeting during the third quarter of 2025.

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

Our Products and Services

ViraxClear and ViraxVet

Our existing, minor product portfolio consists of IVD test kits which we have the ability to distribute through our ViraxClear and ViraxVet brands. Currently, we do not manufacture or develop any product that we may sell and we act as a distributor of third-party suppliers’ products. For the fiscal year ended March 31, 2025, revenues generated from these brands were immaterial and accounted for 100% of our total revenues.

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

The Company intends to initially launch a number of T cell immune profiling assays in different indications as research-use-only ("RUO") followed by the later release of IVDs centered around T cell exhaustion and chronic inflammation through the ViraxImmune platform. The development of a fully approved IVD will involve performing the appropriate analytical and clinical performance studies required as part of the regulatory requirements in the different territories. As part of the development of the in-vitro diagnostic ("IVD") the Company intends to work alongside the appropriate governmental healthcare providers to allow the test to be incorporated into the healthcare system and pharmacy outlets. All intellectual property rights developed during the course of the research and development activities will belong to the Company. To guarantee the relevance of our clinical evidence, the study protocol will be discussed with the FDA and MHRA (UK) via a pre-submission process for guidance prior to the start of any clinical performance study. We are preparing a Q-submission under the U.S. Food and Drug Administration (FDA) pre-submission program for potential IVD classification of our ViraxImmune assay and anticipate holding the Q-submission meeting during the third quarter of 2025.

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

We are concentrating on developing diagnostics for the early diagnosis for post viral syndromes and indications associated with chronic inflammation and T cell exhaustion as there is a major medical need for early detection to enable early treatment interventions. The primary markets of interest will be the United Kingdom, the European Union and North America due to a rise in chronic infection, rising healthcare expenditures, a well-developed healthcare sector, rising healthcare expenditures, large patient population, and government support for research and development.

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

Expanding Research and Development Capabilities

Our Company has and is continuing to invest significant resources in research and development. For the years ended March 31, 2025, 2024 and 2023, our research and development expenses were $1,779,802, $1,561,965 and $2,179,341 respectively. As of March 31,

2025, we have an intellectual property portfolio consisting of 3 pending trademarks and 4 registered domain names. We have built a strong research and development team and are developing a T cell IVD/Immune response Test kit under the ViraxImmune brand and will initially focus on measuring chronic inflammation associated with T cell exhaustion in areas such as SARS-CoV-2 effects, Chimeric Antigen Receptor T cell (CAR-T) therapies, Myloid, Encephalomyelitis (ME) and post viral syndromes. We will subsequently be addressing a wide range of research, diagnostic and health needs within indications associated with chronic inflammation and T cell exhaustion. As of March 31, 2025, our research and development team was composed of 13 personnel, which accounted for approximately 68% of our total employees. Our research and development team has years of technology know-how in developing and launching products and services in response to market demands. We believe this can lead to a shorter time to market which in turn may allow us to fully capture opportunities presented by shifts in industry trends. Further, our in-house research and development team collaborate closely with our manufacturing and research and development partners to ensure our products receive timely updates and/or the new biotechnology to keep abreast of global outbreaks of viral diseases.

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
•
Penetrating other mature regions or countries through the provision of our technology. The primary markets of interest will be the United Kingdom, the European Union and North America due to a rise in chronic infections, rising healthcare expenditures, a well-developed healthcare sector, large patient population, and government support for research and development. Virax Biolabs will also look to gain regulatory approval of the IVDs in these territories followed by the European Union.. The key revenue streams are anticipated to be healthcare providers treating patients, researchers and drug companies developing treatments in the indications of interest.
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

Research and Development

For years ended March 31, 2025, 2024 and 2023, our research and development expenses amounted to $1,779,802, $1,561,965 and $2,179,341, respectively. As of March 31, 2025, our internal research and development team was composed of 13 personnel, who have expertise in developing and manufacturing diagnostics as well as expertise in immunology and within infectious disease and oncology.

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

Intellectual Property

Our success and future revenue growth depend, in part, on our ability to protect our intellectual property. We will rely primarily on copyright, trademark and trade secret laws, as well as confidentiality procedures, to protect our proprietary technologies and processes.

We believe that the core of our business is comprised of our proprietary technologies. As a result, we will strive to maintain a robust intellectual property portfolio. Our success and future revenue growth may depend, in part, on our ability to protect our intellectual property as products and services that are material to our operating results will incorporate patented technology.

Although we currently do not have any active patents or pending patent applications, our proprietary immune profiling technologies are underpinned by internally developed methods, trade secrets, and confidential know-how. We are actively evaluating patent filings to protect ongoing innovations.

We believe our rights to future patents, if any, copyrights, trademarks and other intellectual property rights will serve to distinguish and protect our products from infringement and contribute to our competitive advantages.

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

Regulations

This section sets forth a summary of the significant regulations or requirements in the jurisdictions where we conduct our material business operations, namely the United Kingdom, the United States and the European Union.

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

Virax Biolabs Pte. Limited (“SingaporeCo”) — Virax Biolabs Pte. Limited, incorporated on May 4, 2013 under the laws of Singapore, was previously named as “Natural Source Group Pte. Limited” and effected a name change to “Virax Biolabs Pte. Limited” on July 2, 2021. 95.54% of its capital stock is owned by Virax Biolabs Limited and the remaining 4.46% by independent third-party shareholders.

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

The following diagram illustrates our corporate structure:

D. Property, plant and equipment.

We are headquartered in Glasgow, United Kingdom. In Glasgow, we lease lab space which consists of approximately 302 square meters of space. Lease payments are approximately GBP 6,405 per month. This lab space houses our research operations and has the capacity to fully support any future production of our anticipated products. We also leased lab space in London which consisted of approximately

300 square meters of space. Lease payments were approximately GBP 9,600, per month. This lab space lease expired in June 2024 and was not renewed. In Shanghai, we lease office space which consists of approximately 99 square meters of space. Lease payments are approximately RMB 21,600, per month. This office space houses our China procurement team and is on a three month basis as of the date of this report.

The majority of our tangible property, plant and equipment consists of laboratory equipment which is fully capable of handling all of the Company's research and development needs as well as future production needs. As of March 31, 2025, the tangible net book value of our property, plant and equipment is $1,226,596.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended March 30, 2025 and 2024 should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with IFRS. Some of the information contained in this discussion and analysis or set forth elsewhere in this annual report, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

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

The Company is in the process of developing ViraxImmune, with the intention of providing an immunology profiling platform that assesses each individual’s immune risk profile against major global viral diseases as well as helping with the early diagnosis of post viral syndromes associated with T cell exhaustion and chronic inflammation. We are in the process of developing a T cell Test under the ViraxImmune brand and will apply for regulatory agency approval in the future. We believe that the T cell Tests and immunology platform we are developing under the ViraxImmune brand will be particularly useful in assisting in the threat analysis of the major viruses faced globally as well as helping with the early diagnosis of indications associated with T cell exhaustion and chronic inflammation which have been linked to symptoms such as chronic fatigue. Initially, we will be focusing in diseases associated with post viral syndromes including but not limited to SARS-CoV-2, Human Papillomavirus (better known as HPV), Malaria, Hepatitis B, and Herpes (better known as HSV-1). We are preparing a Q-submission under the U.S. Food and Drug Administration (FDA) pre-submission program for potential IVD classification of our ViraxImmune assay and anticipate holding the Q-submission meeting during the third quarter of 2025.

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

Results from Operations

The following table shows selected audited consolidated statement of profit or loss data for the years ended March 31, 2025, 2024 and 2023.

Years Ended March 31, 2025, 2024 and 2023

	For the Year Ended March 31,
	2025	2024	2023
Revenues	$6,331	$156,419	$8,561
Cost of revenues	59,398	105,829	9,926
Gross profit (loss)	(53,067)	50,590	(1,365)

Operating Expenses
General and administrative	$4,330,028	$4,594,743	$3,552,055
Research & Development	1,779,802	1,561,965	2,179,341
Impairment of intangible asset	—	390,355	—
Total operating expenses	6,109,830	6,547,063	5,731,396

Operating loss	$(6,162,897)	$(6,496,473)	$(5,732,761)

Other income (expense), net	(40,996)	(242,647)	274,998

Income tax (benefit)	(136,661)	—	—

Net loss	$(6,067,232)	$(6,739,120)	$(5,457,763)

Other comprehensive loss
Foreign currency adjustment	(110,379)	(3,639)	(111)
Total Comprehensive Loss	$(5,956,853)	$(6,735,481)	$(5,457,652)

Comparison of the years ended March 31, 2025 and 2024

Revenues

Revenues were $6,331 for the year ended March 31, 2025 which consisted of sales of test kits to three customers. Revenues were $156,419 for the year ended March 31, 2024 which consisted of sales of test kits to two customers. The decrease in revenue from prior year was due to a large volume purchase being made by one customer who did not purchase any test kits in the current year.

Cost of revenues

Cost of revenue for the years ended March 31, 2025 and 2024 was $59,398 and $105,829 and which consisted of a write-off of $46,904 related to expired inventory, in addition to test kit supply cost from the manufacturer associated with the sales from our ViraxClear test kit distribution discussed above. The decrease in cost of revenues from prior year was due to a large volume purchase being made by one customer who did not purchase any test kits in the current year.

Operating Expenses

Operating expenses were $6,109,830 and $6,547,063 for the years ended March 31, 2025 and 2024, respectively, representing a decrease of approximately 7%.

Comparison of the years ended March 31, 2024 and 2023

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

	For the Year Ended March 31,
	2025	2024	2023
Operating expenses:
General and administrative	$4,330,028	$4,594,743	$3,552,055
Research and Development	1,779,802	1,561,965	2,179,341
Impairment of intangible asset	—	390,355	—
Total operating expenses	$6,109,830	$6,547,063	$5,731,396

Comparison of the Components of Operating Expenses for the years ended March 31, 2025 and 2024 are as follows:

General and Administration - For the years ended March 31, 2025 and 2024, general and administrative costs were $4,330,028 and $4,594,743, respectively. General and administrative personnel costs for the year ended March 31, 2025 was $1,329,317, an increase of $197,147 from $1,132,170 for the year ended March 31, 2024. Information technology costs for the year ended March 31, 2025 was $107,646, a decrease of $31,178 from $138,824 for the year ended March 31, 2024. Depreciation and amortization for the year ended March 31, 2025 was $256,300, an increase of $201,514 from $54,785 for the year ended March 31, 2024 due to more purchases of lab equipment at our lab in BioCity. Insurance for the year ended March 31, 2025 was $422,425, a decrease of $145,738 from $568,163 for the year ended March 31, 2024. Stock-based compensation allocated to general and administrative costs for the year ended March 31, 2025 was $630,294, a decrease of $576,341 from $1,206,635 for the year ended March 31, 2024. The decrease in stock-based compensation was due to front-loaded accounting treatment in accordance with IFRS 2 - "Share-based payments" in the prior year that is not prevalent in the current year.

Research and Development - For the year ended March 31, 2025, research and development expenses consisted of $1,191,929 in payroll and stock-based compensation costs and $829,110 in materials and consumables associated with the ongoing clinical studies for the ViraxImmune platform. For the year ended March 31, 2024, research and development expenses consisted of $982,339 in payroll and stock-based compensation costs and $579,626 in materials and consumables associated with the ongoing clinical studies for the ViraxImmune platform. The increase in payroll costs are due to more employees added this fiscal year and the increase in the materials and consumables is due to the acceleration of research costs from last fiscal year.

Impairment of intangible assets - There was no impairment charge for the year ended March 31, 2025. For the year ended March 31, 2024, there was an impairment charge of $390,355 for the ViraxImmune Mobile Application, which development had been suspended and had not been placed into service. Based on the estimated projections of the future cashflows of the application, the Company concluded that since the ViraxImmune mobile application had been suspended, and the present value of future cashflows did not exceed the carrying value of the capitalized amount, there was a full impairment of these amounts at March 31, 2024.

Total other Income, Expense, net

For the year ended March 31, 2025, our total other net expenses were $40,996. For the ended March 31, 2024, our total other net expenses was $242,647. Interest expenses amounted to $58,179 and $26,878 for the years ended March 31, 2025 and 2024, respectively. The Company recorded a legal settlement expense of $210,500 for the year ended March 31, 2024 and a gain on debt extinguishment of $12,465 for the years ended March 31, 2024.

Income tax benefit

During the year ended March 31, 2025, we received a research and development tax credit of $136,661 while there was no income tax expense or credit for the March 31, 2024.

Net loss

For the years ended March 31, 2025 and 2024, our net loss was $6,067,232 and $6,739,120, respectively. As discussed above, the net loss for the year ended March 31, 2025 and 2024 consists of the expenses discussed above.

Comparison of the Components of Operating Expenses for the years ended March 31, 2024 and 2023 are as follows:

General and Administration - For the years ended March 31, 2024 and 2023, general and administrative costs were $4,594,743 and $3,552,055, respectively. General and administrative personnel costs for the year ended March 31, 2024 was $1,177,001, an increase of $236,416 from $940,585 for the year ended March 31, 2023. Information technology costs for the year ended March 31, 2024 was $138,010, an increase of $118,629 from $19,381 for the year ended March 31, 2023. The new Glasgow lab rental costs for the year ended March 31, 2024 was $193,571, an increase of $163,005 from $30,566 for the year ended March 31, 2023. Depreciation and amortization for the year ended March 31, 2024 was $102,932, while there was no depreciation or amortization expense for the year ended March 31, 2023. Directors and officers insurance for the year ended March 31, 2024 was $568,175, an increase of $78,021 from $490,154 for the year ended March 31, 2023. These increases were offset by a decrease in stock-based compensation. Stock-based compensation allocated to general and administrative costs for the year ended March 31, 2024 was $943,876, an increase of $262,760 from the year ended March 31, 2023.

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

B. Liquidity and capital resources.

Cash Flows

For the years ended March 31, 2025 and 2024

	For the Year Ended March 31,
	2025	2024
Cash used in operating activities	$(4,563,576)	$(6,247,016)
Cash used in investing activities	$(603,890)	$(1,164,449)
Cash provided by financing activities	$5,807,166	$1,648,171

Change in cash during the year	$639,700	$(5,763,294)
Cash, beginning of the year	$3,589,244	$9,352,538
Cash, end of the year	$4,228,944	$3,589,244

Cash used in operating activities

Net cash used in operating activities was $4,563,576 and $6,247,016 for the years ended March 31, 2025 and 2024, respectively. The decrease in cash used for operations was mainly due to timing differences of prepaid expenses, VAT receivable and accounts payable year over year and decreased losses as the Company decreased general and administrative expenses during the years ended March 31, 2025 and 2024 as discussed above in Results of Operations.

Cash used in investing activities

Net cash used in investing activities was $603,890 and $1,164,449 for the years ended March 31, 2025 and 2024, respectively. Investing activities for the years ended March 31, 2025 and 2024 consisted of $0 and $211,952, respectively, of capitalization of certain intangible software costs associated with the development of the ViraxImmune mobile application, which was impaired in the year ended March 31, 2024. For the year ended March 31, 2025, there were $9,396 of purchases of computer equipment, and $586,929 of purchases of laboratory equipment for the Company's Glasgow laboratory.

Cash provided by financing activities

On October 11, 2023, the “Company entered into an inducement offer letter agreement (the “Inducement Letter”) with a certain holder (the “Holder”) of 734,073 existing Series A and B preferred investment options (the “Existing Warrants”) to purchase ordinary shares of the Company. The Existing Warrants were issued on March 8, 2023 and each has an exercise price of $8.0202 per share.

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

On January 22, 2024, the Company entered into an At The Market Offering Agreement (the “Sales Agreement”) with H.C. Wainwright & Co., LLC (the “Sales Agent”), acting as the Company’s sales agent, pursuant to which the Company may offer and sell, from time to time, through the Sales Agent, its ordinary shares, having an aggregate offering amount of up to $1,455,029, which was suspended on August 21, 2024. On September 30, 2024, the Company filed with the Securities and Exchange Commission a prospectus supplement to amend and supplement the prospectus supplement dated January 22, 2024, and the accompanying base prospectus dated December 15, 2023 to increase the maximum aggregate offering amount of Ordinary Shares that the Company may offer and sell from time to time, through the Sales Agent under the Sales Agreement, to up to $2,879,117 (which amount does not include $779,336 of Ordinary Shares previously sold by the Company under the Sales Agreement).

On June 7, 2024, we completed an at-the-market transaction consisting of 391,017 shares at an average price of $1.9931 for net proceeds of $754,511.

On August 19, 2024, 268,144 warrants with a strike price of $2.934 were exercised for gross proceeds of $786,736 and 268,144 ordinary shares were issued.

On August 21, 2024, we entered into a securities purchase agreement with certain institutional investors, pursuant to which the Company agreed to sell and issue to the investors in a registered direct offering an aggregate of 1,108,892 ordinary shares, par value $0.001 per share of the Company at a price of $4.50 per share for net proceeds of $4,373,675.

Net cash provided by financing activities was $5,807,166 and $1,648,171 for the years ended March 31, 2025 and 2024, respectively. Cash flows from financing activities for the year ended March 31, 2025 were primarily related to $754,511 in net proceeds received from an at-the-market transaction consisting of 391,017 shares at an average price of $1.9931, an exercise of warrants with a strike price of $2.934 exercised for gross proceeds of $786,735 where 268,144 ordinary shares were issued., and completing a registered direct offering of an aggregate of 1,108,892 ordinary shares, par value $0.001 per share of the Company at a price of $4.50 per share. In addition there was $107,756 in lease payments.

The Company has an accumulated deficit of $24,589,244 at March 31, 2025. We have not generated consistent cash flows to fund our operations yet and as of March 31, 2025, the Company had a cash balance of $4,228,944.

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

If our future cash is insufficient to meet our requirements, we may further to seek government grants, to issue debt or equity securities or obtain additional credit facilities. To the extent additional funding is not achieved this could adversely affect our future business prospects and our ability to continue as a going concern.

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

E. Critical Accounting Estimates

We prepare our financial statements in accordance with IFRS. In doing so, we must make estimates and assumptions that affect our reported amounts of assets, liabilities and expenses, as well as related disclosure of contingent assets and liabilities. In some cases, we could reasonably have used different accounting policies and estimates. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. Significant estimates include, but are not limited to, those related to leases, fixed asset lives, depreciation, intangible asset impairment, estimates relating to the valuation of warrants and stock-based compensation. For the Company's significant accounting policies, please see Note 2 to our audited consolidated financial statements of this annual report. We believe that our accounting policies contained therein are critical in fully understanding and evaluating our financial condition and operating results.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets forth information regarding our executive officers and directors as of the date of this Annual Report on form 20-F.

Name	Age	Position
James Foster	39	Director, Chief Executive Officer, Principal Accounting Officer and Chairman
Nigel McCracken	60	Chief Operating Officer and Director
Jason Davis(1)	53	Chief Financial Officer
Yair Erez	51	Independent Director
Evan Norton	50	Independent Director
Nelson Haight	60	Independent Director

(1) Jason Davis resigned from the Company effective June 13, 2025.

Below is a summary of the business experience of each our executive officers and directors:

James Foster is our co-founder and has been serving as our Chief Executive Officer, Principal Accounting Officer, Chairman of the Board of Directors, and Director. From April 2013, Mr. Foster co-founded, served as a board member of Natural Source Group, a product development and distribution company, prior to it merging in creating what became the Virax Biolabs group of Companies. From February 2017 to January 2018, he served as an advisor of Pacific Rim Cobalt Corp. (CSE:BOLT), a publicly traded Electric Vehicle (EV) focused natural resource company. From 2014 to 2015, Mr. Foster served as the co-founder of Cryptex Card Inc., the company that introduces one of the world’s first Bitcoin Debit Card solutions. From 2009 to 2013, he served as co-founder, board member and vice president of Emerging Asia Capital, a resource focused mergers & acquisitions boutique firm. From June 2008 to November 2008, he served within equity sales of NEX Group plc (formerly, ICAP plc), a securities company. From 2004 to 2005, he has worked within fixed income with Royal Bank of Canada. He received a Bachelor’s Degree in American Studies & Chinese from Nottingham University and a Master’s Degree in International Business Management (China) from School of Oriental & African Studies in London in 2008 and 2009, respectively. We believe Mr. Foster’s extensive experience qualifies him to serve as our Chief Executive Officer.

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

B. Compensation.

Compensation of Directors and Senior Management

The term ‘office holder’ as defined in the Companies Law includes a general manager, chief business manager, deputy general manager, vice general manager, any other person fulfilling or assuming the responsibilities of any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the general manager or the chief executive officer. As of March 31, 2025, in addition to the three independent members of the Board of Directors, the Company considers three other individuals, to be office holders.

The following table presents information regarding compensation reflected in our financial statements for the three most highly compensated office holders and the independent members of the Board of Directors, as of March 31, 2025.

	Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	Other ($) (2)	Total ($)
James Foster, Chief Executive Officer and Director	2025	333,542	119,700	33,250	4,200	490,692
	2024	325,000	81,000	241,200	3,600	650,800
	2023	247,500	213,800	1,277,675	—	1,738,975
Nigel McCracken, Chief Operating Officer and Director	2025	315,051	107,776	33,250	25,209	481,286
	2024	175,000	50,000	71,600	3,540	300,140
	2023	—	—	—	—	—
Jason Davis, Former Chief Financial Officer(3)	2025	317,500	110,100	33,250	25,800	486,650
	2024	300,000	75,000	224,318	25,800	625,118
	2023	237,500	105,000	686,000	—	1,028,500
Evan Norton, Independent Director	2025	40,000	—	6,650	—	46,650
	2024	40,000	—	60,300	—	100,300
	2023	27,500	—	68,600	—	96,100
Yair Erez, Independent Director	2025	40,000	—	6,650	—	46,650
	2024	40,000	—	60,300	—	100,300
	2023	27,500	—	68,600	—	96,100
Nelson Haight, Independent Director	2025	40,000	—	6,650	—	46,650
	2024	40,000	—	60,300	—	100,300
	2023	14,783	—	27,400	—	42,183

(1) These amounts represent the aggregate grant fair value of stock options granted in the year ended March 31, 2025, 2024 and 2023 calculated in accordance with IFRS 2 “Share-based payment". Assumptions used in the calculation of these amounts are discussed in the Stockholder's Equity footnote to our Consolidated Audited Financial Statements for the years ended March 31, 2025, 2024, and 2023 included in Item 8. Financial Information, below.

(2)These amounts represent employee benefits paid on behalf of the Company such as pension and health insurance.

(3)Jason Davis resigned from the Company effective June 13, 2025.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate the employment for cause at any time for certain acts, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. Termination of employment without cause varies between 3 months’ advance written notice to 12 months' advance written notice. Each executive officer may resign at any time.

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

Equity Incentive Plans

Our Board and shareholders adopted a 2022 Equity Incentive Plan, a 2023 Equity Incentive Plan, and a 2024 Equity Incentive Plan to provide additional means through the grant of awards to attract, motivate, retain and reward selected key employees and other eligible persons.

On January 30, 2025, the Company filed a Form S-8 to register a total of 631,941 ordinary shares, par value $0.001 per share which included 250,000 ordinary shares issuable under the 2024 Equity Incentive Plan, 250,000 ordinary shares issuable under the 2023 Equity Incentive Plan, and 131,941 ordinary shares issuable under the 2022 Equity Incentive Plan.

Below is a summary of the equity incentive plans terms:

Shares Subject to the equity incentive plans

A total of 18,025 of our ordinary shares are available for issuance under the 2022 Equity Incentive Plan, a total of 20,584 of our ordinary shares are available for issuance under the 2023 Equity Incentive Plan and a total of 176,000 of our ordinary shares are available for issuance under the 2024 Equity Incentive Plan. If an award granted under each equity incentive plan is forfeited, canceled, settled, or otherwise terminated without a distribution of ordinary shares, the ordinary shares underlying that award will again become available for issuance under the equity incentive plan. If ordinary shares delivered under each equity incentive plan are tendered or withheld to pay the exercise price of a share option or to satisfy withholding taxes, those ordinary shares will also again become available for issuance under either of the equity incentive plans.

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

Status

Total equity awards outstanding under the 2022 Equity Incentive Plan are 113,916, total awards outstanding under the 2023 Equity Incentive Plan are 229,416 and total equity awards outstanding under the 2024 Equity Incentive Plan are 74,000 as of March 31, 2025.

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

D. Employees

As of March 31, 2025, we had 19 full-time employees. There were 14 employees in the United Kingdom, 2 employee in the United States, and 3 employees in China.

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

The percentage of outstanding ordinary shares is computed on the basis of 4,341,956 ordinary shares outstanding as of the date of this report. Ordinary shares that a person has the right to acquire within 60 days of the date of this report are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all members of our board of directors or executive management as a group. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Names of beneficial owners(1)	Number of ordinary shares		Percentage of class (%)

James Foster	368,569	(2)	8.2%

Nigel McCracken	23,332		*

Nelson Haight	15,333		*

Yair Erez	15,333		*

Evan Norton	15,333		*

All officers and directors as a group (six (6) persons)	437,900		9.7%

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

B. Significant Changes.

See “Note 17 - Subsequent Events” to our consolidated financial statements included in this Annual Report on Form 20-F beginning on page F-1 for a discussion of significant events that have occurred since March 31, 2025.

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

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S dollar, our functional and reporting currency, mainly against the GBP and the Euro. Although the U.S dollar is our functional currency, a portion of our expenses are denominated in GBP, Renminbi and Euro and currently all of our revenues are denominated in dollars. We do not anticipate that a sizable portion of our expenses will be denominated in currencies other than the U.S dollar. To date, fluctuations in the exchange rates have not materially affected our results of operations or financial condition for the periods under review.

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

The Company filed resale F-1 on March 22, 2022 to register the resale of ordinary shares and ordinary shares issuable upon exercise of the warrants (File Number 333-270734) offered by certain selling shareholders. The Company did not receive any proceeds from the sale of ordinary shares by the selling shareholder. However, the Company received approximately $3.8 million in gross proceeds from the exercise of the warrants as the warrant holders exercised the warrants.

The Company filed resale F-1 on November 31, 2022 to register the resale of ordinary shares and ordinary shares issuable upon exercise of the warrants (File Number 333-268486) offered by certain selling shareholders. The Company did not receive any proceeds from the sale of ordinary shares by the selling shareholder. However, the Company received approximately $4.0 million in gross proceeds from the exercise of the warrants as the warrant holders exercised the warrants.

The Company filed a registration statement on Form F-3 on December 5, 2023 (File Number 333-275893) to register the resale of ordinary shares issuable upon exercise of certain warrants offered by certain selling shareholders and securities. The Company did not receive any proceeds from the sale of ordinary shares by the selling shareholder. However, the Company received $1.9 million in gross proceeds from the exercise of the warrants as the warrant holders exercised the warrants. On June 7, 2024, the Company received net proceeds of $754,511 from an At-the-Market Offering, pursuant to an At The Market Offering Agreement (the “Sales Agreement”) with H.C. Wainwright & Co., LLC (the “Sales Agent”), acting as the Company’s sales agent. In addition, the Company received $4,389,863 in net proceeds from a registered direct offering from the sale of 1,108,892 ordinary shares at a price of $4.50 per share. On August 19, 2024, 268,144 warrants with a strike price of $2.934 were exercised for gross proceeds of $786,736 and 268,144 ordinary shares were issued.

As of March 31, 2025, we had used $4,563,576 in operating activities and $603,890 in investing activities. The proceeds were primarily used for research and development activities, general and administrative costs and the purchases of lab equipment.

Item 15. Controls and Procedures.

Disclosure controls and procedures

Our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of March 31, 2025. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures as of March 31, 2025 were not effective due to the control deficiency in internal control over financial reporting described below.

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

The Company has determined that it is too small to effectively assess our internal control over financial reporting as of March 31, 2025, based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

There has been no change in the Company’s internal control over financial reporting during the year ended March 31, 2025 that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting. Management will continue to monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and are committed to taking further action and implementing additional improvements as necessary.

Attestation Report of Registered Public Accounting Firm

Not applicable.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting, other than as described above, that occurred during the year ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert.

Our Board of Directors has determined that Mr. Haight, Mr. Erez and Mr. Norton are audit committee financial experts, as defined by applicable SEC regulations. Each audit committee member qualified as an “independent director,” as that term is defined under Nasdaq rules.

Item 16B. Code of Ethics.

We have adopted a code of ethics, referred to as a Code of Business Conduct, applicable to our directors, officers and all other employees. Our code of ethics is publicly available on our website at www.viraxbiolabs.com. If we make any amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, which applies to our chief executive officer, chief financial officer, or persons performing similar functions, we will disclose the nature of such amendment or waiver on our website.

Item 16C. Principal Accountant Fees and Services.

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	For the Year Ended March 31,
	2025	2024
Services Rendered
Audit	$119,300	$70,000
Audit related services	—	—
Tax	—	—
All other fees	16,000	18,500
Total	$135,300	$88,500

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

For the fiscal year ended March 31, 2025, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Responsibility for overseeing cybersecurity risks is integrated into our internal cybersecurity committee (the "Cybersecurity Committee"), which includes our key executives. We also utilize third-party service providers who are responsible for monitoring, detecting and assessing cybersecurity risks and incidents. These third-party service providers are also used for certain IT-related services, where appropriate, to assess, test or otherwise assist with aspects of our security controls. Accordingly, we also implement processes to oversee and identify material cybersecurity risks associated with our utilization of third-party service providers on whom we have a material dependency, such as conducting due diligence assessments to evaluate their cybersecurity measures, data protection practices, and compliance with relevant regulatory requirements.

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

As we do not have a dedicated board committee solely focused on cybersecurity, our full board oversees the implementation of our cybersecurity strategy, as well as cybersecurity risks, with the aim of protecting our interests and assets. Our cybersecurity strategy was developed by our Cybersecurity Committee, the third-party service providers and approved by senior management. The board receives periodic reports and presentations on cybersecurity risks from the Cybersecurity Committee, including incidents or breaches (if any), vulnerabilities, mitigation strategies and the overall effectiveness of our cybersecurity program. These reports highlight significant or emerging cybersecurity threats, their potential impact on the organization, ongoing initiatives to mitigate risks and any proposed actions or investments required to enhance our cybersecurity posture.

PART III

Item 17. Financial Statements.

We have responded to Item 18 in lieu of responding to this item.

Item 18. Financial Statements.

Please refer to the financial statements beginning on page F-1.

Item 19. Exhibits.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1

Third Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99..1 of Form 6-K (File No. 001-41440) filed with the Securities and Exchange Commission on December 20, 2023)

2.1

Specimen certificate evidencing ordinary shares (incorporated by reference to Exhibit 4.1 of Amendment No. 4 to our Registration Statement on Form F-1 (File No. 333-263694) filed with the Securities and Exchange Commission on June 21, 2022)

2.2

Form of Underwriter’s Warrant (incorporated by reference to Exhibit 4.2 of Amendment No. 4 to our Registration Statement on Form F-1 (File No. 333-263694) filed with the Securities and Exchange Commission on June 21, 2022)

2.3

Description of Securities (incorporated herein by reference to the section titled “Description of Share Capital and Governing Documents” in the Registrant’s registration statement on Form F-1 (File No. 333-263694)), originally filed with the Securities and Exchange Commission on March 18, 2022, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on June 30, 2022)

4.1

Office Agreement between Virax Biolabs Ltd and the Argyll Club Ltd, dated September 6, 2021. (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-63694) filed with the Securities and Exchange Commission on March 18, 2022)

4.2

Secretarial Service and Office Agreement between Shanghai Biotechnology Devices Limited and Flexkin Corporate Services Limited, dated April 26, 2021 (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-263694) filed with the Securities and Exchange Commission on March 18, 2022)

4.3

Share Exchange Agreement between Virax Biolabs (Cayman) Limited, Virax Biolabs (UK) Limited, Virax Biolabs Limited and selling shareholders, dated September 20, 2021 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-263694) filed with the Securities and Exchange Commission on March 18, 2022)

4.4

Exclusive Distribution Agreement between Nanjing Vazyme Medical Technology Co. Ltd and Virax Biolabs Limited, dated August 4, 2021 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-263694) filed with the Securities and Exchange Commission on March 18, 2022)

4.5

Form of Employment Agreement by and between the registrant and its directors and officers (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-263694) filed with the Securities and Exchange Commission on March 18, 2022)

4.6

Form of Independent Director Agreement by and between the registrant and certain of its independent directors (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-263694) filed with the Securities and Exchange Commission on March 18, 2022)

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

Virax Biolabs Group Limited
/s/ James Foster
July 2, 2025	Chief Executive Officer

Virax Biolabs Group Limited

Index to Consolidated Financial Statements

Page
Consolidated Financial Statements for the Years Ended March 31, 2025, 2024 and 2023
Report of Independent Registered Public Accounting Firm (PCAOB ID Number 6906)	F-2

Financial Statements:
Consolidated Statements of Financial Position as of March 31, 2025, and 2024	F-3
Consolidated Statements of Loss and Other Comprehensive Loss for the Years Ended March 31, 2025, 2024 and 2023	F-4
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended March 31, 2025, 2024 and 2023	F-5
Consolidated Statements of Cash Flows for the Years Ended March 31, 2025, 2024 and 2023	F-6
Notes to Consolidated Financial Statements for the Years Ended March 31, 2025, 2024 and 2023	F-7

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Virax Biolabs Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Virax Biolabs Group Limited (the “Company”), as of March 31, 2025 and 2024, the related consolidated statements of loss and comprehensive loss, changes in stockholders’ equity and cash flows for each of the three years in the period ended March 31, 2025, and related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2025, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Reliant CPA PC

Reliant CPA PC

Served as Auditor since 2023

Newport Beach, CA

July 2, 2025

VIRAX BIOLABS GROUP LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of March 31,
	2025	2024
Assets
Current assets:
Cash	$4,228,944	$3,589,244
VAT receivable	30,654	217,843
Inventories	94,675	60,383
Prepaid expenses and deposits	539,382	512,782
Total current assets	4,893,655	4,380,252

Non-current assets
Right-of-use assets, net	306,652	206,090
Property, plant & equipment, net	1,226,596	897,627
Total non-current assets	1,533,248	1,103,717

Total assets	$6,426,903	$5,483,969

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$250,170	$120,894
Current operating lease liabilities	52,993	47,955
Accounts payable - related parties	337,576	—
Loan payable	32,468	—
Total current liabilities	673,207	168,849

Non-current liabilities
Non-current operating lease liabilities	291,543	176,345

Total liabilities	964,750	345,194

Commitments and contingencies (Note 15)

Stockholders’ equity
Ordinary shares, $0.001 par value, 50,000,000 shares authorized; 4,341,956 and 2,573,903 issued and outstanding as of March 31, 2025 and 2024, respectively	4,342	2,574
Reserves	30,168,692	23,890,229
Accumulated deficit	(24,589,244)	(18,527,997)
Accumulated other income	112,330	1,951
Total stockholders’ equity (Virax)	5,696,120	5,366,757
Non-Controlling Interest	(233,967)	(227,982)
Total stockholders’ equity attributable to Virax Biolabs Group Limited ordinary shareholders	5,462,153	5,138,775

Total liabilities and stockholders’ equity	$6,426,903	$5,483,969

The accompanying notes are an integral part of these consolidated financial statements.

VIRAX BIOLABS GROUP LIMITED

CONSOLIDATED STATEMENTS OF LOSS

AND OTHER COMPREHENSIVE LOSS

	For the Year Ended March 31,
	2025	2024	2023
Revenue	$6,331	$156,419	$8,561
Cost of revenue	59,398	105,829	9,926
Gross profit (loss)	(53,067)	50,590	(1,365)

Operating expenses:
General and administrative	4,330,028	4,594,743	3,552,055
Research & development	1,779,802	1,561,965	2,179,341
Impairment of intangible asset	—	390,355	—
Total operating expenses	$6,109,830	$6,547,063	$5,731,396

Operating loss	$(6,162,897)	$(6,496,473)	$(5,732,761)

Other income (expenses):
Interest expense, net	58,179	(26,878)	(15,468)
Other income (expense), net	(17,183)	(215,769)	290,466
Total other income (expenses), net	(40,996)	(242,647)	274,998
Loss before income taxes	(6,203,893)	(6,739,120)	(5,457,763)

Income tax (benefit)	(136,661)	—	—

Net loss	$(6,067,232)	$(6,739,120)	$(5,457,763)

Net loss attributable to non-controlling interest	(5,985)	(5,583)	(269)
Net loss attributable to Virax shareholders	(6,061,247)	(6,733,537)	(5,457,494)

Other comprehensive loss:
Foreign currency adjustment	(110,379)	(3,639)	(111)
Comprehensive loss	$(5,956,853)	$(6,735,481)	$(5,457,652)

Comprehensive loss attributable to non-controlling interest	(5,985)	(5,583)	(269)
Comprehensive loss attributable to Virax	$(5,950,868)	$(6,729,898)	$(5,457,383)

Basic and diluted weighted average shares outstanding
Ordinary shares	3,730,347	2,006,414	1,062,984
Basic and diluted net loss per share to Virax shareholders
Ordinary shares	$(1.62)	$(3.36)	$(5.13)

The accompanying notes are an integral part of these consolidated financial statements.

VIRAX BIOLABS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Ordinary shares		Reserves	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity (Virax)	Non Controlling Interest	Total Stockholders’ Equity
	Shares	Amount
Balance at March 31, 2022	997,655	$998	$5,363,188	$(6,336,966)	$(1,799)	$(974,579)	$(222,130)	$(1,196,709)
Shares issued for cash	425,750	426	13,653,789	—	—	13,654,215	—	13,654,215
Shares issued for services	755	1	19,999	—	—	20,000	—	20,000
Shares issued for settlement of related-party payables	5,430	6	39,858	—	—	39,864	—	39,864
Contributed capital - settlement of related party debt	—	—	109,570	—	—	109,570	—	109,570
Cashless warrant exercise	8,619	9	—	—	—	9	—	9
Pre-funded warrant exercise	116,500	117	—	—	—	117	—	117
Stock-based compensation	—	—	1,734,601	—	—	1,734,601	—	1,734,601
Foreign currency adjustment	—	—	—	—	111	111	—	111
Net Loss	—	—	—	(5,457,494)	—	(5,457,494)	(269)	(5,457,763)
Balance at March 31, 2023	1,554,709	$1,557	$20,921,005	$(11,794,460)	$(1,688)	$9,126,414	$(222,399)	$8,904,015
Pre-funded warrant exercise	234,331	234	—	—	—	234	—	234
Warrant exercise	734,073	734	1,871,772	—	—	1,872,506	—	1,872,506
Shares issued for settlement of debt	22,500	21	85,479	—	—	85,500	—	85,500
Shares issued for rounding on Share Consolidation	28,290	28	—	—	—	28	—	28
Stock-based compensation	—	—	1,011,973		—	1,011,973		1,011,973
Foreign currency adjustment	—	—	—	—	3,639	3,639	—	3,639
Net Loss	—	—	—	(6,733,537)	—	(6,733,537)	(5,583)	(6,739,120)
Balance at March 31, 2024	2,573,903	$2,574	$23,890,229	$(18,527,997)	$1,951	$5,366,757	$(227,982)	$5,138,775
Shares issued for cash	1,499,909	1,500	5,126,686	—	—	5,128,186	—	5,128,186
Warrant exercise	268,144	268	786,468	—	—	786,736	—	786,736
Stock-based compensation	—	—	365,309	—	—	365,309	—	365,309
Foreign currency adjustment	—	—	—	—	110,379	110,379	—	110,379
Net Loss	—	—	—	(6,061,247)	—	(6,061,247)	(5,985)	(6,067,232)
Balance at March 31, 2025	4,341,956	$4,342	$30,168,692	$(24,589,244)	$112,330	$5,696,120	$(233,967)	$5,462,153

All share amounts have been given retroactive effect in the financial statements as a result of the Share Restructuring on June 19, 2022 and the Share Consolidation on December 18, 2023. See Note 16.

The accompanying notes are an integral part of these consolidated financial statements.

VIRAX BIOLABS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended March 31,
	2025	2024	2023
Cash flows from operating activities:
Net loss	$(6,067,232)	$(6,739,120)	$(5,457,763)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	266,601	54,870	—
Amortization of right-of-use assets	76,786	48,229	—
Impairment of intangible asset	—	390,355	—
Accretion expense	45,600	30,003	—
Stock-based compensation	365,309	1,011,973	1,734,601
Stock issued for services	—	—	20,000
Gain on debt extinguishment	—	(12,465)	(294,383)
Other expense	—	85,500	—
Foreign currency translation loss	123,743	3,668	111
Net changes in operating assets & liabilities:
Prepaid expenses and deposits	(26,600)	(231,307)	(275,476)
Inventories	(34,292)	(60,383)	20,951
VAT receivable	187,189	(217,843)	—
Loan payable	32,468	—	—
Accounts payable to related parties	337,576	—	—
Deferred revenue	—	(38,250)	38,250
Accounts payable and accrued liabilities	129,276	(572,246)	33,942
Net cash used in operating activities	$(4,563,576)	$(6,247,016)	$(4,179,767)

Cash flows from investing activities:
Investment - internally developed software	—	(211,952)	(178,403)
Purchase of property, plant & equipment	(603,890)	(952,497)	—
Net cash used in investing activities	$(603,890)	$(1,164,449)	$(178,403)

Cash flows from financing activities:
Lease payments	(107,756)	(56,366)	—
Proceeds from (payments to) related parties	—	(18,296)	(111,645)
Proceeds from shares issuance for cash	5,128,186	234	13,654,347
Proceeds from warrant exercise	786,736	1,872,505	—
Proceeds from note payable	—	—	487,500
Payments on note payable	—	(149,906)	(341,250)
Net cash provided by financing activities	$5,807,166	$1,648,171	$13,688,952

Net change in cash	639,700	(5,763,294)	9,330,782
Cash at beginning of year	3,589,244	9,352,538	21,756
Cash at end of year	$4,228,944	$3,589,244	$9,352,538

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	$(78,953)	$6,104	$15,468

Supplemental disclosure of non-cash investing and financing activities:
Addition of Right-of-use assets	$181,641	$254,319	$-
Shares issued for settlement of related party payable	—	—	149,433

The accompanying notes are an integral part of these consolidated financial statements.

VIRAX BIOLABS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

Note 1 — General information and reorganization transactions

Virax Biolabs Group Limited (the "Company") is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of its own, it conducts the majority of its operations through its subsidiaries in the United Kingdom, the United States, and China and has been operating since 2013.

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

The Company is in the process of developing ViraxImmune, with the intention of providing an immunology profiling platform that assesses each individual’s immune risk profile against major global viral diseases as well as helping with the early diagnosis of post viral syndromes associated with T cell exhaustion and chronic inflammation. We are in the process of developing a T cell Test under the ViraxImmune brand and will apply for regulatory agency approval in the future. We believe that the T cell Tests and immunology platform we are developing under the ViraxImmune brand will be particularly useful in assisting in the threat analysis of the major viruses faced globally as well as helping with the early diagnosis of indications associated with T cell exhaustion and chronic inflammation which have been linked to symptoms such as chronic fatigue. Initially, we will be focusing on diseases associated with post viral syndromes including but not limited to SARS-CoV-2, Human Papillomavirus (better known as HPV), Malaria, Hepatitis B, and Herpes (better known as HSV-1). We are preparing a Q-submission under the U.S. Food and Drug Administration (FDA) pre-submission program for potential IVD classification of our ViraxImmune assay and anticipate holding the Q-submission meeting during the third quarter of 2025.

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

Virax Biolabs Group Limited (“Virax Biolabs” or the "Company") — Virax Biolabs Group Limited is a Cayman Islands exempted company incorporated on September 2, 2021.

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

Virax Biolabs Pte. Limited (“SingaporeCo”) — Virax Biolabs Pte. Limited, incorporated on May 4, 2013 under the laws of Singapore, was previously named as “Natural Source Group Pte. Limited” and effected a name change to “Virax Biolabs Pte. Limited” on July 2, 2021. 95.54% of its capital stock is owned by Virax Biolabs Limited and the remaining 4.46% by independent third-party shareholders.

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

Going Concern

The Company has recurring losses, accumulated deficit totaling $24,589,244 and negative cash flows used in operating activities of $4,563,576 as of and for the year ended March 31, 2025. At March 31, 2025, the Company had a cash balance of $4,228,944 and current liabilities of $673,207. For the year ended March 31, 2025, the Company had a net increase in cash of $639,700. Even with the increase in cash, these other factors raise a substantial doubt as to the Company’s ability to continue as a going concern for a period that is one year from the report date. If the Company is unable to obtain funding, the Company could be forced to delay, reduce, or eliminate its research and development, regulatory, and commercial efforts which could adversely affect its future business prospects and its ability to continue as a going concern.

Management plans to fund its cash flow needs through current cash on hand and future debt and/or equity financings which it may obtain through one or more public or private equity offerings, debt financings, government or other third-party funding, strategic alliances, or collaboration agreements. However, these plans may not be sufficient to provide the necessary capital, and there still exists substantial doubt as to the Company’s ability to continue as a going concern for a period that is one year from the report date.

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

Basis of preparation

Compliance with IFRS

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Issues Committee (“IFRIC”). The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

These consolidated financial statements have been prepared on a historical cost basis, modified where applicable. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The consolidated financial statements were authorized for issuance by the Audit Committee of the Board of Directors on June 26, 2025.

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

The following is a list of the Company's operating subsidiaries as of March 31, 2025 and 2024.

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

Segment information

The Company has one reportable segment incorporating ViraxClear, a diagnostic medical device distributor, ViraxVet, a veterinary medical device distributor, and ViraxImmune, a T-Cell In Vitro diagnostic device and wellness mobile application developer. The chief operating decision maker, which is the Chief Operating Officer, is responsible for allocating resources and assessing performance and obtaining financial information, including the condensed consolidated statements of profit and loss and other comprehensive loss, condensed consolidated statements of financial position and condensed consolidated statements of cash flow, about the Company as a whole.

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

Exchange rates

The most important exchange rates per USD 1.00 that have been used in preparing the financial statements are:

	Closing rate			Average rate
	As of March 31,			As of March 31,
	2025	2024	2023	2025	2024	2023
British Pound	0.795	0.791	0.807	0.784	0.796	0.830
Euro	0.959	0.926	0.917	0.931	0.920	0.958
Singapore Dollar	1.343	1.349	1.328	1.338	1.345	1.352
Renminbi	7.286	7.220	6.873	7.217	7.165	6.889

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

2.
Identification of the performance obligations in the contract, which constitutes one performance obligation of delivery;
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

Employee benefits

Share-based payments

The Company accounts for share-based compensation in accordance with IFRS 2 “Share-based payment” (“IFRS 2”), which requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s condensed consolidated statement of profit and loss and other comprehensive loss, based on the acceleration method in twelve-month tranches.

The Company recognizes compensation expenses for the value of its awards granted based on the vesting attribution approach over the requisite service period of each of the awards, net of estimated forfeitures. IFRS 2 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company estimates the fair value of share options granted using the Black-Scholes option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon historical volatility of the Company's shares. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

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

If the warrants do not meet liability classification, the Company assesses the requirements that contracts that require or may require the issuer to settle the contract for cash are liabilities recorded at fair value, irrespective of the likelihood of the transaction occurring that triggers the net cash settlement feature. If the warrants do not require liability classification, in order to conclude equity classification, the Company assesses whether the warrants are indexed to its common stock and whether the warrants are classified as equity. After all relevant assessments are made, the Company concludes whether the warrants are classified as liability or equity. Liability-classified warrants are required to be accounted for at fair value both on the date of issuance and on subsequent accounting period ending dates, with all changes in fair value after the issuance date recorded as a component of other income (expense), net in the Company's condensed consolidated steatement of profit and loss and other comprehensive loss. Equity-classified warrants are accounted for at fair value on the issuance date with no changes in fair value recognized after the issuance date. As of March 31, 2025, all of the Company’s outstanding warrants are equity-classified warrants. See Note 16.

Income tax

The income tax expense or credit for the period is the tax payable or receivable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

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

Impairment of assets

Assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in profit or loss for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use and is calculated with reference to future discounted cash flows that the asset is expected to generate when considered as part of a cash-generating unit. Assets that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period. If an impairment subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment charge been recognized for the asset in prior years. The Company conducted an analysis for any impairment of assets and there was an impairment of an intangible asset for $390,355 in the fiscal year ended March 31, 2024 and there was no impairments of assets in the fiscal year ended March 31, 2025.

Leases

The Company accounts for leases under IFRS 16 "Leases." IFRS 16 introduced a single lease accounting model, requiring a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. The lessee is required to recognize a right-of-use asset representing the right to use the underlying asset, and a lease liability representing the obligation to pay lease payments.

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

Accounts payables and accrued liabilities

Accounts payable and accrued liabilities are liabilities for goods and services provided to the Company prior to the end of the financial year which are unpaid. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method. They are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. All the accounts payable and accrued liabilities were current for the years ended March 31, 2025 and 2024.

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

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of loss and comprehensive loss in the period in which they arise. The Company does not have any of these types of financial assets or liabilities.

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

Impairment of financial assets amortized at cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized. The Company does not have any of these at March 31, 2025.

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

Estimating the fair value of warrants and share-based payment transactions - The Company utilizes a Black-Scholes model to estimate the fair value of its share-based payments. In applying these models, management must estimate the expected life of the option and the expected future volatility of the Company’s estimated share price, and make such assumptions based on a proxy of publicly-listed entities under an expectation that historical volatility is representative of the expected future volatility.

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
•
Determination of the extent to which it is probable that future taxable income will be available to allow all or part of the temporary deferred tax differences to be utilized; and
•
Whether there are indicators of impairment of the Company’s long-lived assets.

Note 4 — Revenue from contracts with customers

Disaggregation of revenue from contracts with customers

The principal revenue activities of the Company for the years ended March 31, 2025, 2024 and 2023 were as follows:

	For the Year Ended March 31,
Revenue categories	2025	2024	2023
Revenue from test kit sales	$6,331	$156,419	$8,561
Total Revenue	$6,331	$156,419	$8,561

For the years ended March 31, 2025, 2024, and 2023, 100% of the revenue derived from the Company's ViraxClear and ViraxVet test kit distribution. Revenues have decreased from the prior year due to the Company's decreasing focus on the ViraxClear and ViraxVet platforms.

Accounting policies and significant judgments

Management does not consider there to be any significant judgments or estimates in the revenue recognition for the years ended March 31, 2025, 2024 and 2023.

Note 5 — Income tax

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	For the Year Ended March 31,
	2025	2024	2023
Earnings (loss) for the year	$(6,067,232)	$(6,739,120)	$(5,457,763)

Expected income tax (recovery)	(1,014,891)	(821,664)	(337,114)
Change in statutory, foreign tax, foreign exchange rates and other	65,781	9,519	(11,013)
Permanent Difference	252	181,257	9,093
Provision to NOLs	927,476	181,755	—
Change in unrecognized deductible temporary differences	(115,279)	449,133	339,034
Total income tax expense (recovery)	$(136,661)	$—	$—

	As of March 31,
	2025	2024
Deferred Tax Assets (liabilities)
Unrealized gain/loss	$17,145	$—
Foreign currency (OCI)	10,383	—
Intangible assets	—	97,589
Depreciation	(296,736)	(222,171)
Non-capital losses available for future period	1,597,167	1,553,164
	1,300,431	1,428,582
Unrecognized deferred tax assets	(1,300,431)	(1,428,582)
Net deferred tax asset (liability)	$—	$—

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	March 31, 2025	Expiry Date Range	March 31, 2024	Expiry Date Range
Temporary Differences
Non-capital losses available for future period - finite	$704,429	5 years	$660,042	5 years
Non-capital losses available for future period	$6,639,511	No expiry date	$6,473,993	No expiry date

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

At March 31, 2025 and 2024, there is an unrecognized deferred tax asset from net operating losses of $1,300,431 and $1,428,582, respectively.

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

Uncertain Tax Positions

The Company did not have significant unrecognized uncertain tax positions, or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended March 31, 2025 and 2024.

Note 6 — Loss per share

	As of March 31,
	2025	2024	2023
Net loss	$(6,061,247)	$(6,733,537)	$(5,457,494)
Basic and diluted loss per share	$(1.62)	$(3.36)	$(5.13)

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of ordinary shares in issue during the financial year. This calculation takes into effect the Share Consolidation as discussed in Note 16.

Diluted loss per share

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Company had no dilutive shares for the years ended March 31, 2025, 2024 and 2023. This calculation takes into effect the Share Consolidation as discussed in Note 16. The Company's basic and dilutive loss per share as of March 31, 2025, 2024, and 2023 are as follows:

	As of March 31,
	2025	2024	2023
Weighted average number of ordinary shares used in basic and diluted loss per share (Ordinary shares)	3,730,347	2,006,414	1,062,984
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted loss per share(1)	3,730,347	2,006,414	1,062,984

(1)
For the years ended March 31, 2025, 2024 and 2023, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

Note 7 — VAT Receivable and Tax Credits

	For the Year Ended March 31,
	2025	2024
Unfiled VAT receivable	$30,654	$107,149
Filed VAT receivable	—	110,694
Total VAT receivable	$30,654	$217,843

Total VAT receivable as of March 31, 2025 consisted of $30,654 of receivable that has yet to be filed with the HM Revenues & Customs (HMRC) in the United Kingdom. Total VAT receivable as of March 31, 2024 consisted of $107,149 of receivable that had yet to be filed with the HMRC in the United Kingdom. Total VAT receivable as of March 31, 2024 that had been filed with the HMRC was $110,694.

For the years ended March 31, 2025 and 2024, the Company received $136,661 and $0 in research and development tax credits from the HMRC, respectively. The credit is from qualified expenses paid by the Company on behalf of research and development projects approved by the HMRC.

Note 8 — Inventories

	As of March 31,
	2025	2024
Raw materials	$49,956	$—
Work-in-process	44,719	—
Finished goods	46,904	60,383
Less: Write down of finished goods	(46,904)	—
Inventories, net	$94,675	$60,383

Inventories as of March 31, 2025 consisted of raw materials and work-in-progress that consist of chemicals and compounds used in our development of ViraxImmune. Finished goods inventories consists of ViraxClear and ViraxVet test kits stored in a warehouse operated by a third party and were written down due to the expiration of the products. There was no inventory write down during the year ended March 31, 2024. This was expensed to cost of goods sold. During the years ended March 31, 2025, 2024 and 2023, inventories expensed to cost of revenue were $59,398, $105,829, and $9,926, respectively.

Note 9 — Prepaid Expenses and Deposits

	As of March 31,
	2025	2024
Prepaid directors and officers insurance	$122,260	$133,542
Prepaid Nasdaq fee	39,750	37,125
Prepaid vendor products	94,062	124,007
Prepaid clinical trials	148,744	121,251
Deposits	47,633	52,398
Prepaid software subscription	40,376	19,536
Other	46,557	24,923
Prepaid expenses and deposits	$539,382	$512,782

Note 10 — Property, plant & equipment, net

	Lab Equipment	Computer Equipment	Capitalized Software	Furniture & Fixtures	Total
Cost
Balance as of March 31, 2023	$—	$4,828	$—	$6,276	$11,104
Additions	890,867	11,859	49,771	—	952,497
Disposals	—	(4,828)	—	(6,276)	(11,104)
Effects of currency translation	—	—	—	—	—
Balance as of March 31, 2024	$890,867	$11,859	$49,771	$—	$952,497
Additions	594,401	9,489	—	—	603,890
Disposals	—	—	—	—	—
Effects of currency translation	(11,607)	(148)	(206)	—	(11,961)
Balance as of March 31, 2025	$1,473,661	$21,200	$49,565	$—	$1,544,426

Accumulated Depreciation
Balance as of March 31, 2023	$—	$4,828	$—	$6,276	$11,104
Depreciation	52,671	2,199	—	—	54,870
Disposals	—	(4,828)	—	(6,276)	(11,104)
Effects of currency translation	—	—	—	—	—
Balance as of March 31, 2024	$52,671	$2,199	$—	$—	$54,870
Depreciation	251,533	5,155	9,913	—	266,601
Disposals	—	—	—	—	—
Effects of currency translation	(3,570)	(71)	—	—	(3,641)
Balance as of March 31, 2025	$300,634	$7,283	$9,913	$—	$317,830

Net book value at March 31, 2024	838,196	9,660	49,771	—	897,627
Net book value at March 31, 2025	1,173,027	13,917	39,652	—	1,226,596

Depreciation expense for the years ended March 31, 2025, 2024 and 2023 was $266,601, $54,870, and $0, respectively.

Note 11 — Accounts payable and accrued liabilities

	As of March 31,
	2025	2024
Accounts payable	$56,093	$45,631
Accrued bonuses	60,485	—
Accrued payroll taxes	7,049	12,143
Accrued liabilities	126,543	63,120
Total accounts payable and accrued liabilities	$250,170	$120,894

Amounts included in accounts payables

Accounts payable for the year ended March 31, 2025 consists mostly of routine operating costs. Accrued liabilities for the year ended March 31, 2025 consists mainly of unpaid directors and officers insurance and accrued professional services. Accounts payable and accrued liabilities for the year ended March 31, 2024 consisted mainly of professional fees, legal fees and consulting services to various vendors.

Note 12 — Loan Payable

On July 1, 2024, the Company entered into a loan payable with a third party for the purpose of financing its Directors and Officers insurance policy. The unsecured loan at inception was $315,000 for a period of ten months with a 8.15% fixed interest rate. At March 31, 2025, the balance of the loan payable was $32,468. Total payments for the loan totaled $294,197. Interest expense for the year ended March 31, 2025 was $11,666. There was no interest expense for the years ended March 31, 2024 or 2023. There was no accrued interest at March 31, 2025 and 2024.

Note 13 — Leases

Operating leases

Our leases consist of office and lab spaces with lease terms between 1 to 5 years.

The Company initially entered into a lease agreement in May 2023 for five rooms at BioCity. In August 2024, the lease was amended to expand the leased area to a total of eight rooms. The amended lease term commenced in August 2024 and will continue through July 31, 2029, with no automatic renewal option.

A lease deposit of GBP 17,040 was paid in relation to this agreement.

Total lease expense for the years ended March 31, 2025 and 2024 were GBP 101,489 and GBP 27,521. There was no lease expense for the year ended March 31, 2023.

The annual rent as of March 31, 2025 is as follows:

To July 31, 2025	GBP 76,179
To July 31, 2026	GBP 80,709
To July 31, 2027	GBP 84,745
To July 31, 2028	GBP 88,982
To July 31, 2029	GBP 93,431

In addition to the annual rent, other fees such as insurance, utilities and government fees are approximately GBP 70,794 per year.

The Company's office space lease in Shanghai consists of one office room commenced in August 2023 and ended on September 30, 2024 which was accounted for under IFRS 16 - "Leases"; however this lease was renewed on a 6-month basis. Lease expense for the years ended March 31, 2025, 2024 and 2023 were CNY 151,200, approximately $21,000 USD, in each year. There were no other service costs associated with this lease. This lease is being renewed on a three-month basis.

We currently do not have leases with residual value guarantees or leases not yet commenced to which we are committed. Lease liabilities have been measured by discounting future lease payments using our estimated incremental borrowing rate of 15% as rates implicit in the leases were not readily determinable.

The following table summarizes our right-of-use assets activity for the BioCity and Shanghai lease for the years ended March 31, 2025, 2024 and 2023, respectively.

Office and Lab Leases
Cost
Balance at March 31, 2023	$—
Additions	254,319
Effects of currency translation	—
Balance at March 31, 2024	$254,319
Additions	181,641
Effects of currency translation	(4,832)
Balance at March 31, 2025	$431,128

Accumulated amortization
Balance at March 31, 2023	$—
Amortization	(48,229)
Effects of currency translation	—
Balance at March 31, 2024	$(48,229)
Amortization	(76,784)
Effects of currency translation	537
Balance at March 31, 2025	$(124,476)

March 31, 2024 right-of-use assets, net	$206,090
March 31, 2025 right-of-use assets, net	$306,652

The following table summarizes the Company's lease liability activity for the BioCity lease and Shanghai lease for the years ended March 31, 2025, 2024 and 2023, respectively.

Total
Balance as of March 31, 2023	$—
Additions	254,319
Payment of lease liabilities	(56,366)
Interest expense on lease liabilities	26,347
Effects of currency translation	—
Balance as of March 31, 2024	$224,300
Additions	211,524
Deletions	(32,510)
Payment of lease liabilities	(100,089)
Interest expense on lease liabilities	45,600
Effects of currency translation	(4,289)
Balance as of March 31, 2025	$344,536

The following table summarizes the maturity of our lease liabilities as of March 31, 2025:

March 31, 2025
Less than one year	$99,960
One to five years	370,076
More than five years	—
Total lease payments	$470,036
Less: imputed interest	(125,500)
Lease Liabilities	$344,536

Note 14 — Related party transactions

	As of March 31,
	2025	2024
Related Party Payables
James Foster	$119,700	$—
Jason Davis(1)	110,100	—
Nigel McCracken	107,776	—
Total Related Party Payables	$337,576	$—

(1) Jason Davis resigned from the Company on June 13, 2025.

For the year ended March 31, 2025, all related party payables consisted of accrued bonuses. For the year ended March 31, 2024, there were no accrued bonuses.

Related party compensation for the Company's Officers and Directors for the years ended March 31, 2025, 2024 and 2023 are as follows:

	Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	Other ($) (2)	Total ($)
James Foster, Chief Executive Officer and Director	2025	333,542	119,700	33,250	4,200	490,692
	2024	325,000	81,000	241,200	3,600	650,800
	2023	247,500	213,800	1,277,675	—	1,738,975
Nigel McCracken, Chief Operating Officer and Director	2025	315,051	107,776	33,250	25,209	481,286
	2024	175,000	50,000	71,600	3,540	300,140
	2023	—	—	—	—	—
Jason Davis, Former Chief Financial Officer(3)	2025	317,500	110,100	33,250	25,800	486,650
	2024	300,000	75,000	224,318	25,800	625,118
	2023	237,500	105,000	686,000	—	1,028,500
Evan Norton, Independent Director	2025	40,000	—	6,650	—	46,650
	2024	40,000	—	60,300	—	100,300
	2023	27,500	—	68,600	—	96,100
Yair Erez, Independent Director	2025	40,000	—	6,650	—	46,650
	2024	40,000	—	60,300	—	100,300
	2023	27,500	—	68,600	—	96,100
Nelson Haight, Independent Director	2025	40,000	—	6,650	—	46,650
	2024	40,000	—	60,300	—	100,300
	2023	14,783	—	27,400	—	42,183

(1) These amounts represent the aggregate grant fair value of stock options granted in the year ended March 31, 2025, 2024, and 2023 calculated in accordance with IFRS 2 “Share-based payment". Assumptions used in the calculation of these amounts are discussed in Note 16.

(2)These amounts represent employee benefits paid on behalf of the Company such as pension and health insurance.

(3)Jason Davis resigned from the Company effective June 13, 2025.

Note 15 — Risk management overview

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

The carrying amount of the cash represents the maximum credit exposure which amounted to $4,228,944 and $3,589,244 as at March 31, 2025 and 2024, respectively.

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

As at March 31, 2025 and 2024, the Company had the following monetary assets and liabilities denominated in foreign currencies:

	As of March 31,
	2025	2024
	British Pound	British Pound
Cash	696,010	803,774
AP and Accrued Liabilities	(235,946)	(80,459)

	As of March 31,
	2025	2024
	Euro	Euro
Cash	74,782	115,930
AP and Accrued Liabilities	—	—

Liquidity risk

The accompanying financial statements have been prepared on the basis of continuity of operations, realization of assets and the satisfaction of liabilities and commitments in the ordinary course of business.

Liquidity is the ability of a company to fund its current and future operations, satisfy its obligations, and otherwise operate on an ongoing basis. At March 31, 2025, the Company had a cash balance of $4,228,944 and current liabilities of $673,207. For the year ended March 31, 2025, the Company had a net increase in cash of $639,700. This increase was primarily from a warrant exercise and cash received from sales of its ordinary shares. See Note 16.

Until such time that the Company implements its growth strategy, it expects to continue to generate operating losses in the foreseeable future, mostly due to research and development activities, corporate overhead and costs of being a public company.

Concentration risk

There was $6,331, $156,419 and $8,561 in revenue for the years ended March 31, 2025, 2024 and 2023, respectively. For the year ended March 31, 2025, three customers accounted for 100% of the Company’s revenue. For the year ended March 31, 2024, one customer accounted for 100% of the Company's revenue. There was no accounts receivable from these customers as of March 31, 2025, and 2024, respectively.

Capital Management

The Company aims to manage its capital resources to ensure financial strength and to maximize its financial flexibility by maintaining strong liquidity and by utilizing alternative sources of capital including equity, governments grants, debt and bank loans or lines of credit to fund continued growth. The Company sets the amount of capital in proportion to risk and based on the availability of funding sources. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. As an early-stage growth company, the sale of ordinary shares has been the primary source of capital to date. Additional debt and/or equity financing may be pursued in future as deemed appropriate tofund the business. To maintain or adjust the capital structure, the Company may issue new shares, take on additional debt or sell assets to reduce debt.

Note 16 — Stockholder’s equity

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

Authorized

As of March 31, 2025, there are a total of 50,000,000 shares authorized. The holders of our ordinary shares are entitled to such dividends as may be declared by our Board of Directors subject to the Cayman Companies Act and to our memorandum and articles of association.

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

Year ended March 31, 2024

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

Year ended March 31, 2025

On June 7, 2024, the Company sold 391,017 shares at an average price of $1.9931 for gross proceeds of $779,336 less offering costs of $24,824 for a total net proceeds of $754,511 utilizing its At-the-Market Offering Agreement which was filed as a 6-K on January 22, 2024.

On August 19, 2024, 268,144 warrants with a strike price of $2.934 were exercised for gross proceeds of $786,736 and 268,144 ordinary shares were issued. There were no offering costs associated with the warrant exercise.

On August 21, 2024, the Company entered into a securities purchase agreement with certain institutional investors, pursuant to which the Company agreed to sell and issue to the investors in a registered direct offering an aggregate of 1,108,892 ordinary shares of the Company at a price of $4.50 per share for gross proceeds of $4,990,014. In addition, the placement agent receive warrants to purchase 77,622 ordinary shares at $5.63 with a life of 5 years. The offering costs associated with this offering were $616,339 for total net proceeds of $4,373,675.

As of March 31, 2025, the Company had 4,341,956 ordinary shares issued and outstanding.

Warrants

The following summarizes activity related to the Company's outstanding warrants for the years ended March 31, 2025, 2024 and 2022:

	Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
At March 31, 2022	—	—	—
Granted	1,472,174	$8.70	—
Exercised	(127,367)	$—	—
Cancelled	(349,500)	$4.00	—
At March 31, 2023	995,307	$6.12	5.5
Granted	1,519,529	$2.96	—
Exercised	(968,403)	$2.21	—
Cancelled	-	$—	—
At March 31, 2024	1,546,433	$3.05	4.5
Granted	77,622	$5.63	—
Exercised	(268,144)	$2.93	—
Cancelled	—	$—	—
At March 31, 2025	1,355,911	$3.21	3.6
Warrants exercisable as of March 31, 2025	1,355,911	$3.21	3.6

The Company issued warrants on March 18, 2023 to purchase 995,307 shares of the Company with a fair value of $10,552,172. On October 11, 2023, the Company issued warrants to purchase 1,519,529 shares of the Company with a fair value of $4,314,281. On August 23, 2024 the Company issued warrants to purchase 77,622 shares of the Company with a fair value of $388,420. The fair value of agents’ warrants issued during the years ended March 31, 2025 and 2024 was estimated using the Black-Scholes option valuation model with the following assumptions:

	As of March 31, 2025	As of March 31, 2024
Expected volatility	198.71%	209.89%
Expected term	3 years	3 years
Risk-free interest rate	3.73%	4.73%
Dividend yield	—	—
Forfeiture rate	0.00%	0.00%

Stock-based Compensation

The Company adopted the 2022 Equity Incentive Plan (the "2022 Plan") on March 15, 2022, the 2023 Equity Incentive Plan (the "2023 Plan") on February 21, 2023, and the 2024 Equity Incentive Plan (the "2024 Plan") on December 19, 2024, together, "the Plans". The Plans are intended to provide incentives which will attract and retain highly competent persons at all levels as employees of the Company, as well as independent contractors providing consulting or advisory services to the Company, by providing them opportunities to acquire the Company’s common stock or to receive monetary payments based on the value of such shares pursuant to awards issued. The 2022 Plan permits the grant of options and shares for up to 131,941 ordinary shares, the 2023 Plan permits the grant of options and shares for up to 250,000 ordinary shares, and the 2024 Plan permits the grant of options and shares up to 250,000 ordinary shares. As of March 31, 2025, approximately 18,025 shares are available for issuance under the 2022 Plan, 20,584 shares are available for issuance under the 2023 Plan and 176,000 shares are available for issuance under the 2024 Plan.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of its stock option awards. The calculation of the fair value of the awards using the Black-Scholes option-pricing model is affected by the Company’s stock price on the date of grant as well as assumptions regarding the following:

	As of March 31, 2025	As of March 31, 2024	As of March 31, 2023
Expected volatility	183.05% - 183.05%	212.26% - 260.62%	85.52% - 353.14%
Expected term	5 years	5 years	5 years
Risk-free interest rate	4.68% - 4.68%	3.66% - 4.61%	2.60% - 3.041%
Dividend yield	—	—	—
Forfeiture rate	0.00%	0.00%	0.00%

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

For the year ended March 31, 2025, the Company issued stock options to purchase 213,000 shares at an average price of $0.68 with a fair value of $0.67. For the year ended March 31, 2024, the Company issued stock options to purchase 199,000 shares at an average price of $5.73 with a fair value of $5.76. During the year ended March 31, 2025, there were 29,435 stock options forfeited and 8,433 stock options expired. At March 31, 2025, there were stock options outstanding of 417,332 and 87,372 stock options vested and exercisable. At March 31, 2024, there were 2,166 stock options vested and exercisable.

For the years ended March 31, 2025, 2024 and 2023, the Company recognized an expense of $365,309, $1,011,973, and $1,734,601, respectively, of non-cash compensation expense allocated between general and administrative and research and development expenses. Stock-based compensation expense is valued using the Black-Scholes option-pricing model method and accelerated vesting method as required in IFRS 2.

A summary of the status of the Company’s outstanding stock options as of March 31, 2025, 2024 and 2023 and changes during the periods ending on that date is as follows:

	Shares	Exercise Price	Grant Date Fair Value	Aggregate Intrinsic Value	Weighted Average Remaining Term (Years)
Options
At March 31, 2022	—	—	—	—	—
Granted	123,200	$48.60	$33.60	—	10.0
Exercised	—	—	—	—	—
Expired	(2,000)	$50.00	$34.30	—	—
Forfeiture	—	—	—	—	—
At March 31, 2023	121,200	$20.33	$33.62	—	9.3
Granted	199,000	$5.73	$5.76	—	10.0
Exercised	—	—	—	—	—
Expired	(166)	$115.50	$114.10	—	—
Forfeiture	(77,834)	$6.59	$20.13	—	—
At March 31, 2024	242,200	$12.69	$15.01	—	8.8
Granted	213,000	$0.68	$0.67	—	10.0
Exercised	—	—	—	—	—
Expired	(8,433)	$6.14	$18.62	—	—
Forfeiture	(29,435)	$6.02	$17.66	—	—
At March 31, 2025	417,332	$7.15	$7.36	—	8.5
Exercisable at March 31, 2025	87,372	$15.47	$16.59	—	7.8

Note 17 — Subsequent Events

On April 8, 2025 the Company granted 214,500 stock options to certain employees and directors with an exercise price of $0.88 and a three year vesting period. On June 13, 2025, 157,250 stock options that were granted to the former Chief Financial Officer were forfeited due to his resignation on that same date. There is a 90 day period to exercise 61,500 of these stock options.