Form 20-F
period 2026-03-31
Virax Biolabs Group Ltd
filed 2026-07-06
CIK 1885827

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

James Foster
BioCity Glasgow

Bo’Ness Road Newhouse

Lanarkshire, ML1 5UH

United Kingdom

Telephone +44 020 7788 7414

info@viraxbiolabs.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
ordinary shares, par value $0.025 per share	VRAX	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (March 31, 2026): 579,218 ordinary shares are outstanding.

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

If an emerging growth company that prepares its consolidated financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the consolidated financial statements of the registrant included in the filing reflect the correction of an error to previously issued consolidated financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the consolidated financial statements included in this filing:

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

ITEM 19. Exhibits	66

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
•
capabilities of our business operations and our ability to scale operations;
•
expected future economic performance;
•
competition in our market;
•
market acceptance of our services and products;
•
protection of our intellectual property rights;
•
changes in the laws and tariff policy that affect our operations;
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

CERTAIN DEFINITIONS

Unless otherwise indicated and except where the context otherwise requires, references in this Annual Report on Form 20-F to:

●	“Exchange Act” refers to the United States Securities Exchange Act of 1934, as amended;
●	“FDA” refers to the United States Food and Drug Administration;
●	“GBP" refers to the British Pound;
●	“HKco” refers to Virax Biolabs Limited, a wholly owned Hong Kong subsidiary of the Company, serving as a holding company;
●	“IVD” refers to in-vitro diagnostics;
●	“Logico BVI” refers to Logico Bioproducts Corp., a wholly-owned subsidiary of SingaporeCo incorporated in the British Virgin Islands;
●	“ordinary shares” refers to our ordinary shares, each of $0.025 par value;
●	“RMB” refers to the Renminbi;
●	“SEC” refers to the United States Securities and Exchange Commission;
●	“Shanghai Xitu” refers to Shanghai Xitu Consulting Co., Limited, a wholly-owned subsidiary of Logico BVI and a wholly foreign owned enterprise incorporated in China;
●	“SingaporeCo” refers to Virax Biolabs Pte. Limited, an operating subsidiary incorporated in Singapore;
●	“SGD” refers to the Singapore Dollar;
●	“Securities Act” refers to the Securities Act of 1933, as amended;
●	“Virax Biolabs,” the “Company,” “we,” “us” and “our” refer to Virax Biolabs Group Limited and our wholly owned subsidiaries;
●	“ViraxImmune™ T cell” refers to ViraxImmune™ T cell Medical Device Company Limited, a wholly-owned subsidiary of HKco; and
●	“$,” “USD,” “US$” and “U.S. dollar” refers to the United States dollar.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. [Reserved]

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

Risk Factor Summary

Risks Related to Our Business and Industry

We have limited operating history, have incurred operating losses for the years ended March 31, 2026 and 2025 and expect to incur significant losses for the foreseeable future. We may not generate sufficient revenue or become profitable or, if we achieve profitability, we may not be able to sustain it.

We expect to make significant investments in our continued research and development of new products and services, which may not be successful.

If we are not successful in leveraging the ViraxImmune™ platform to discover, develop and commercialize additional products and services, our ability to expand our business and achieve our strategic objectives would be impaired.

Our efforts to develop a T cell In-Vitro Diagnostic Test may not be successful, and it may not yield the insights we expect at all or on a timetable that allows us to develop or commercialize any new diagnostic products.

If we are not successful in obtaining regulatory approvals for our ViraxImmune™ products, we may not be able to commercialize our products in the expected timeframe or at all, and our ability to expand our business and achieve our strategic objectives would be impaired.

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

The success of some of our products partially depends on the continued demand for diagnostic products linked to chronic conditions where immune dysfunction and chronic inflammation are central to the condition and established treatment options are limited.

The success of our proprietary technology T cell testing requires us to proceed through clinical and validation studies successfully in various global marketplaces, which is not guaranteed.

New market opportunities may not develop as quickly as we expect, limiting our ability to market and sell our products successfully.

Our efforts to discover and develop products and services related to the ViraxImmune™ products may not be successful from either a platform extension or commercialization perspective.

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

Litigation or other proceedings or third-party claims of intellectual property infringement could require us to spend significant time and money and could prevent us from selling our products and adversely affect our stock price.

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

We may potentially be subject to product liability claims.

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

Our potential U.S. laboratory-developed test strategy is subject to regulatory, operational, laboratory, reimbursement and commercial uncertainties, and changes in applicable laws, regulations or enforcement policies could delay or prevent commercialization.

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

If we fail to meet applicable listing requirements, Nasdaq may delist our ordinary shares from trading, in which case if we are unable to list on another exchange, the liquidity and market price of our ordinary shares could decline.

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

Risks Related to Our Business and Industry

We have limited operating history, have incurred operating losses for the years ended March 31, 2026 and 2025 and expect to incur significant losses for the foreseeable future. We may not generate sufficient revenue or become profitable or, if we achieve profitability, we may not be able to sustain it.

Biotechnology product development is a highly speculative undertaking and involves a substantial degree of risk. We are a development-stage biotechnology company with a limited operating history upon which you can evaluate our business and prospects. We commenced operations in 2013, and to date, we have focused primarily on organizing and staffing our company, business planning, raising capital, performing research and development activities, primarily the development of the ViraxImmune™ platform, establishing our intellectual property portfolio, and conducting clinical trials.

We have incurred operating losses since inception. If our products are not successfully commercialized, namely, ViraxImmune™, we may not generate further revenue. Our net losses were $5,032,184, $6,067,232 and $6,739,120 for the years ended March 31, 2026, 2025 and 2024, respectively. As of March 31, 2026, we had an accumulated deficit of $29,612,994. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. ViraxImmune™ products will require additional development time and resources before we will begin generating revenue from product sales. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase substantially as we conduct our ongoing research and development of our ViraxImmune™ products and seek to obtain product certification approvals in the territories we have identified, as well as hire additional personnel, obtain and protect our intellectual property and incur additional costs for commercialization or to expand our pipeline of product candidates.

To become and remain profitable, we must succeed in developing and eventually commercializing products that generate sufficient revenue. This will require us to be successful in a range of challenging activities, including completing analytical validation studies, clinical performance studies and other studies required to support our product candidates in the territories we have identified and manufacturing, marketing and selling any products for which we obtained product certification approvals. We may never succeed in these activities and, even if we do, may never generate revenues that are sufficient enough to achieve profitability. In addition, we have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biotechnology industry. Because of the numerous risks and uncertainties associated with biotechnology product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product candidates or even continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

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

If we are not successful in leveraging the ViraxImmune™ platform to discover, develop and commercialize additional products and services, our ability to expand our business and achieve our strategic objectives would be impaired.

A key element of our strategy is to leverage our ViraxImmune™ platform to address a wide range of research, diagnostic and health needs within indications associated with chronic inflammation and T cell exhaustion through our test kits and services. If we are unable to generate compelling evidence supporting our T cell test results, our platform may face a broader obstacle to using our diagnostics data for commercially viable products and services.

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

ViraxImmune™ may not yield clinically actionable or commercially useful insights on a timetable that is commercially viable, or at all. Our initial clinical focus is post-acute infection syndromes, including Long COVID, ME/CFS and PTLD. If our studies do not generate sufficient analytical, clinical or regulatory evidence to support our intended use, the timetable for our business model may not be commercially viable, and we may be unable to develop or commercialize diagnostic products or services based on ViraxImmune™.

If we are not successful in obtaining regulatory approvals for our ViraxImmune™ products, we may not be able to commercialize our products in the expected timeframe or at all, and our ability to expand our business and achieve our strategic objectives would be impaired.

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

Should we fail to obtain the necessary FDA or the relevant regulatory authority’s approval, for example, to demonstrate to the FDA or the relevant regulatory authority’s satisfaction that our T cell IVD/Immune response Test kits are safe and effective, we may not be able to commercialize our ViraxImmune™ product and/or platform in the expected timeframe or at all, and our ability to expand our business and achieve our strategic objectives would be impaired.

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

The success of some of our products partially depends on the continued demand for diagnostic products linked to chronic conditions where immune dysfunction and chronic inflammation are central to the condition

We believe that demand may increase for diagnostic products linked to chronic conditions where immune dysfunction and chronic inflammation are believed to be relevant. However, our assessment of the market potential for these types of diagnostic products may prove inaccurate.

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

Our efforts to discover and develop products and services related to the ViraxImmune™ products may not be successful from either a platform extension or commercialization perspective.

We are in the process of developing a comprehensive set of T-cell diagnostics and immune profiling solutions. The platform's capabilities will initially focus on measuring chronic inflammation associated with T-cell exhaustion in areas such as Long COVID effects, Chimeric Antigen Receptor T-cell (CAR-T) therapies, Myalgic encephalomyelitis (ME) and post viral syndromes. We are still in the process of conducting further tests and we have not submitted any clinical performance studies to any regulatory agency for approval. While we believe quantifying virus-specific T cells may provide important research and diagnostic advantages because T cells persist in the immune system later than antibodies, the data upon which such belief is based is limited and our analyses are preliminary. As we continue to collect and analyze additional data, we may find that our initial hypotheses are not applicable to some major viral diseases, or are not supported by a larger data set or further analysis. If our beliefs regarding the effectiveness of T cells in-vitro diagnostics tests are incorrect, that could have a material adverse effect on the market for T cells in-vitro diagnostics tests, our revenue expectations, reputation, financial condition, and our stock price, which would be adversely impacted.

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

Our industry is characterized by rapid changes, including technological and scientific breakthroughs, frequent new product and service introductions and enhancements and evolving industry standards, all of which could make our current and future products and services obsolete. Our future success will depend on our ability to keep pace with the evolving needs of our customers on a timely and cost-effective basis and to pursue new market opportunities that develop as a result of scientific and technological advances. In recent years, there have been numerous advances in technologies relating to the diagnosis and treatment of viral diseases. There have also been advances in technologies used to computationally analyze very large amounts of biologic information. If we do not update our products and services to reflect new scientific knowledge about diagnostics technology, our products and services could become obsolete and any sales of our current products and services and any future products and services we develop based on our diagnostics platform could decline or fail to grow as expected.

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

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

•
we will be able to successfully commercialize our products on a substantial scale, if approved, before relevant patents we may have expired;
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

Changes in the current regulatory framework for IVD can impose additional regulatory burdens on us. In addition, there is currently an on-going review as to acceptance of EU MDR and EU IVDR CE certificates renewed which we cannot be certain of in future developments. As the regulatory framework evolves in the targeted jurisdictions for our current in-development T Cell IVD/Immune response Test under the ViraxImmune™ brand, we may incur substantial costs to ensure compliance with new or amended laws and regulations. Failure to comply with any of these laws and regulations could result in enforcement actions against us, damage to our reputation, render us unable to commercialize our ViraxImmune™ product and/or platform in the expected timeframe or at all, and our ability to expand our business and achieve our strategic objectives would be impaired, any of which could have a material adverse effect on our business.

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

IVDs that are compliant with the EU In Vitro Diagnostic Medical Devices Regulation, or EU IVDR, may be placed on the Great Britain market until June 30, 2030, subject to applicable UK requirements and any further changes to UK medical device legislation.. We intend to use the recognized CE marks that we will apply with the European Union for our medical device product, namely our current in development T cell IVD/Immune response Test under the ViraxImmune™ brand. After which, we will apply with the UK Medicines and Healthcare products Regulatory Agency for a UK Conformity Assessed mark.

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

FDA regulatory requirements for IVD products may evolve, including with respect to laboratory-developed tests, quality system requirements, clinical evidence expectations and post-market obligations. Changes in FDA policy, enforcement priorities or applicable law could increase the time, cost and uncertainty associated with our U.S. regulatory strategy.

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

The testing of our T cell IVD/Immune response Test under the ViraxImmune™ brand entails an inherent risk of product liability claims. Further, providing clinical testing services entails a risk of claims for errors or omissions made by our laboratory staff. Potential liability claims may exceed the amount of our insurance coverage or may be excluded from coverage under the terms of the policy. As of the date of this report, we obtained a product liability insurance for the testing of the T cell IVD/Immune response Test under the ViraxImmune™ brand. Although we obtained product liability insurance for the testing of the T cell IVD/Immune response Test under the ViraxImmune™ brand, if any liability claims arise, it may result in:

•
decreased demand for our planned products under the ViraxImmune™ brand;
•
injury to our reputation;
•
costs of related litigation;
•
substantial monetary awards to patients and others;
•
loss of revenue; and
•
the inability to commercialize our planned products under the ViraxImmune™ brand.

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

The withdrawal of the United Kingdom from its membership in the European Union, or EU, often referred to as “Brexit”, has led to legal and regulatory uncertainty in the United Kingdom and may lead to the United Kingdom and European Union adopting divergent laws and regulations, including those related to the regulation of medical devices, IVDs, clinical evidence requirements, conformity assessment, quality systems, data protection, imports and exports, and reimbursement, as the United Kingdom determines which European Union laws to replicate or replace. If the United Kingdom were to significantly alter its regulations affecting the pricing of IVDs, we could face significant new costs. As a result, Brexit could impair our ability to transact business in the European Union and the United Kingdom.

The United Kingdom and the EU have signed a EU-UK Trade and Cooperation Agreement, or TCA, which became provisionally applicable on January 1, 2021 and was formally ratified and entered into on May 1, 2021. This agreement governs many aspects of the United Kingdom and EU’s relationship. The uncertainty concerning the United Kingdom’s legal, political and economic relationship with the European Union may be a source of instability in the international markets, create significant currency fluctuations, and/or otherwise adversely affect trading agreements or similar cross-border co-operation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise).

These developments, or the perception that any of them could occur, have had, and may continue to have, a significant adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and limit the ability of key market participants to operate in certain financial markets. In particular, Brexit has led to a period of considerable uncertainty in relation to the United Kingdom financial and banking markets, as well as on the regulatory process in Europe. Asset valuations, currency exchange rates and credit ratings may also be subject to increased market volatility.

If other EU Member States pursue withdrawal, barrier-free access among the European Economic Area, or EEA, overall could be diminished or eliminated. The long-term effects of Brexit will depend on how the terms of the TCA continue to take effect in practice and any further agreements (or lack thereof) between the United Kingdom and the EU.

We may also face new regulatory costs and challenges that could have an adverse effect on our operations and development programs. For example, the United Kingdom has lost the benefits of global trade agreements negotiated by the EU on behalf of its members, which has resulted in the need for the United Kingdom to negotiate its own trade agreements, and any increased trade barriers could make our doing business in the EU and the EEA more difficult. There may continue to be economic uncertainty surrounding the consequences of Brexit, which could adversely affect our financial condition, results of operations, cash flows and market price of our securities.

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

If we fail to meet applicable listing requirements, Nasdaq may delist our ordinary shares from trading, in which case, if we are unsuccessful in re-listing on an alternative exchange, the liquidity and market price of our ordinary shares could decline.

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

On July 14, 2025, the Company received a written notification from the Nasdaq Stock Market LLC notifying the Company that it was not in compliance with the listing maintenance standards established by Nasdaq requiring the Ordinary Shares to have a minimum closing bid price of at least $1.00 per share, pursuant to the Nasdaq Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”). The Company was provided 180 calendar days, or until January 12, 2026 to regain compliance. Nasdaq has determined that the Company is eligible for an additional 180 calendar day period, or until July 11, 2026, to regain compliance. If at any time during this additional time period the closing bid price of the Company’s security is at least $1 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance.

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

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our consolidated financial statements may not be comparable to those of companies that comply with public company effective dates.

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

We incur costs associated with corporate governance requirements that are applicable to us as a public company, including rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and

the Exchange Act, as well as the rules of the Nasdaq. These rules and regulations significantly increase our accounting, legal and financial compliance costs and make some activities more time-consuming and make it more expensive for us to obtain and maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Accordingly, increases in costs incurred as a result of being a publicly traded company may materially and adversely affect our business, financial condition and results of operations.

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

We are a holding company incorporated as an exempted company with limited liability incorporated under the laws of the Cayman Islands and our executive office is located in the United Kingdom. In addition, the majority of our executive officers and directors are located outside of the United States and are nationals or residents of jurisdictions other than the United States, and all or a substantial portion of their assets are located outside of the United States. Mr. James Foster, our Chief Executive Officer, chairman of the board of directors, holds a British Passport and currently resides in Shanghai, China; Dr. Nigel McCracken, our Chief Operating Officer, holds a British passport and currently resides in the United Kingdom; Mr. Yair Erez, our independent director, holds a British passport and currently resides in the United Kingdom; Mr. Evan Norton, our independent director, holds a United States passport and currently resides in the United States; and Mr. Nelson Haight, our independent director, holds a United States passport and currently resides in United States.

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

We had $255,831 and $603,890 of capital expenditures associated with the purchase of property, plant and equipment for the year ended March 31, 2026 and 2025, respectively.

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

Emerging Growth Company Status

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and consolidated financial statements may not be comparable to the operating results and consolidated financial statements of other companies who have adopted the new or revised accounting standards.

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

B. Business overview.

Virax Biolabs Group Limited is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of its own, we conduct substantially all of our operations through subsidiaries in the United Kingdom, the United States and China. We commenced operations in 2013.

We are a biotechnology company focused on immune response detection, T cell immune profiling and the development of in vitro diagnostic technologies for viral and immune-mediated diseases. Our current strategic focus is on post-acute infection syndromes (“PAIS”) and related areas of chronic immune dysfunction. Our principal development activities are centred on T cell-based immune profiling and in vitro diagnostics.

Our current business is focused on two principal platforms:

(i) ViraxImmune™, our lead in-development T cell-based immune profiling and diagnostic platform; and

(ii) ImmuneSelect, our research-use-only (“RUO”), portfolio of peptide pools, ELISpot plates and related immune reagents.

The Company previously distributed third-party test kits under the ViraxClear and ViraxVet brands. These historical product lines generated revenue in prior fiscal periods but are no longer active strategic product lines of the Company.

ViraxImmune™

ViraxImmune™ is our lead development program. The platform is intended to measure and characterize T cell immune responses and other markers of immune dysfunction in selected disease areas. We are developing ViraxImmune™ as a potential immune-profiling platform that may, if successfully validated, have applications across multiple disease areas where T cell responses, immune dysfunction, chronic inflammation or immune exhaustion are believed to be clinically relevant.

Our initial clinical focus is post-acute infection syndromes (“PAIS”), including Long COVID, myalgic encephalomyelitis / chronic fatigue syndrome (“ME/CFS”), and post-treatment Lyme disease (“PTLD”). We have selected PAIS as our initial development focus because these conditions represent areas of unmet clinical need where objective tools to characterize immune dysfunction remain limited. Over time, subject to successful development, validation, regulatory progress and commercial adoption, the Company may evaluate additional applications for ViraxImmune™ in other areas of immune-mediated disease, infectious disease, vaccine response, transplant medicine, immuno-oncology or other settings in which T cell immune profiling may be relevant.

ViraxImmune™ is being evaluated in clinical and analytical studies with the goal of generating evidence that may support future regulatory submissions and commercial strategies, subject to applicable regulatory requirements. In calendar year 2025, the Company completed a pre-submission meeting with the U.S. Food and Drug Administration (“FDA”), to inform its regulatory planning for ViraxImmune™. The Company is also considering applicable regulatory pathways in other target markets, including the United Kingdom and the European Union.

ViraxImmune™ remains in development and has not been cleared, approved or otherwise authorized for diagnostic use in any jurisdiction. There can be no assurance that the Company will successfully complete the studies required to support any regulatory submission, obtain regulatory clearance or approval, achieve commercial adoption, secure reimbursement or generate material revenues from ViraxImmune™.

The Company’s current strategy for ViraxImmune™ contemplates a potential initial U.S. laboratory-developed test (“LDT”) pathway, subject to applicable regulatory requirements and the use of an appropriately qualified laboratory, followed by a potential in vitro diagnostic (“IVD”) pathway for broader regulated market access. In parallel, the Company is advancing clinical validation and evidence-generation activities in the United States and the United Kingdom, including activities associated with Emory University and UK-based clinical validation work intended to support future UKCA and/or IVDR regulatory strategies. The Company intends to prioritize the United States as a key target market while continuing to evaluate regulatory and commercial pathways in the United Kingdom, the European Union and other selected markets. These activities are intended to inform future development, regulatory and commercial decisions, although there can be no assurance as to timing, outcome, regulatory clearance or approval, reimbursement or commercialization.

Post-acute infection syndromes

PAIS refers to a group of conditions in which symptoms persist, recur or arise following an acute infection. These conditions may involve physical, cognitive, neurological and immunological symptoms, including fatigue, cognitive dysfunction, pain and other manifestations, although symptoms and severity vary between patients and over time.

Diagnosis and clinical management of PAIS can be challenging because symptoms may overlap with other conditions and there are limited objective tools available to characterize immune dysfunction in affected patients. The Company believes that T cell immune profiling may have potential utility in supporting the characterization of immune dysfunction in PAIS and related conditions. However, this belief is based on the Company’s current development work and available scientific rationale, and the Company’s hypotheses may not be confirmed by further studies.

Long COVID is one example of a PAIS condition and represents an area of significant unmet clinical need. Existing testing approaches, including PCR and lateral flow tests, are primarily designed to detect acute infection and are not intended to characterize chronic immune dysfunction following infection. The Company is developing ViraxImmune™ to assess whether T cell-based immune profiling can provide useful information in this context. ViraxImmune™ is not currently approved for the diagnosis, treatment, monitoring or management of Long COVID or any other disease or condition.

ImmuneSelect

Alongside ViraxImmune™, the Company is developing and commercializing its ImmuneSelect RUO portfolio. ImmuneSelect includes peptide pools, ELISpot plates and related immune reagents designed for use by research laboratories, contract research organizations, biopharmaceutical companies, academic institutions and other research customers.

ImmuneSelect products are for research use only and are not intended for clinical diagnostic use, treatment decisions or patient management. The Company views ImmuneSelect as both a standalone RUO product offering and as a complementary channel to support technical engagement, market awareness and assay development experience relevant to the Company’s broader immune profiling capabilities.

During fiscal year 2026, the Company generated limited revenue from sales of RUO products. The Company’s historical revenues in fiscal years 2025 and 2024 were generated from third-party test kit distribution activities under the ViraxClear and ViraxVet brands, which are no longer active strategic product lines of the Company.

Our Industry

The Company operates at the intersection of immune profiling, research-use immune reagents and in vitro diagnostics. IVD products are medical devices or reagents used to analyze specimens derived from the human body, including blood, tissue and other biological samples, for purposes such as detecting, diagnosing, monitoring or managing diseases or other conditions. IVD products are subject to regulatory requirements that vary by jurisdiction, intended use, classification and commercialization pathway.

The Company’s current development activities are focused on T cell-based immune profiling and IVD technologies. The Company believes that immune profiling may become increasingly relevant in areas where immune dysfunction, chronic inflammation or altered T cell responses are believed to play a role. However, the markets for these technologies are still developing, and adoption will depend on clinical evidence, regulatory outcomes, reimbursement, physician and laboratory acceptance, competitive developments and other factors.

The Company’s RUO products are separate from its regulated IVD development activities. RUO products are intended for research applications and are not intended to be used for clinical diagnosis or patient management. The Company’s ability to expand its RUO product sales will depend on factors including product quality, pricing, distribution relationships, customer demand, competitive products and the Company’s ability to support research customers.

The IVD and research reagent markets are highly competitive. The Company competes, and expects to compete, with established diagnostic companies, biotechnology companies, research reagent suppliers, contract research organizations and emerging technology companies. Many of these competitors have substantially greater financial, technical, regulatory, manufacturing, sales and marketing resources than the Company.

Key Supplier Relationships

Our key supplier relationships primarily relate to materials, reagents, laboratory consumables, manufacturing services and other services used in our ImmuneSelect RUO portfolio and ViraxImmune™ development activities. We may also source finished products or components from third parties where appropriate for research-use-only or other non-core activities. The Company works with its suppliers to support continuity of supply, quality and reliability. To date, the Company has not experienced significant difficulty in obtaining materials required for its current development and limited commercial activities.

Key Customer Relationships

Our current customers are primarily research and commercial customers for RUO products, including research organizations, academic institutions, contract research organizations, biopharmaceutical companies, independent laboratories and distributors. Future customers for ViraxImmune™, if successfully developed and authorized, may include qualified laboratories, healthcare providers, healthcare systems, clinical researchers, biopharmaceutical partners and distributors. There can be no assurance that ViraxImmune™ will be successfully developed, authorized, adopted or commercialized.

Our Competitive Position

We believe the following aspects of our business may differentiate us from our competitors and support our strategy:

Technology and Platform

We are developing ViraxImmune™ as a T cell immune profiling and in vitro diagnostic platform intended to measure and characterize immune responses and other markers of immune dysfunction in selected disease areas. Our initial clinical focus is post-acute infection syndromes (“PAIS”), including Long COVID, myalgic encephalomyelitis / chronic fatigue syndrome (“ME/CFS”) and post-treatment Lyme disease (“PTLD”).

We believe that T cell immune profiling may have potential utility in disease areas where immune dysfunction, chronic inflammation or altered T cell responses are believed to be clinically relevant. Over time, subject to successful development, validation, regulatory progress and commercial adoption, we may evaluate additional applications for ViraxImmune™ in other areas of immune-mediated disease, infectious disease, vaccine response, transplant medicine, immuno-oncology or other settings in which T cell immune profiling may be relevant.

Commercialization of our diagnostic platform

Our commercialization strategy for ViraxImmune™ is intended to support deployment through qualified laboratory and healthcare settings, subject to applicable regulatory requirements. We are designing ViraxImmune™ with the objective of making the assay workflow as practical and transferable as possible for appropriately qualified laboratory partners, although there can be no assurance that we will achieve this objective or that laboratories, healthcare providers or other customers will adopt the platform.

Our current strategy contemplates a potential initial U.S. laboratory-developed test (“LDT”) pathway, subject to applicable regulatory requirements and the use of an appropriately qualified laboratory, followed by a potential in vitro diagnostic (“IVD”) pathway for broader regulated market access. In parallel, we are advancing clinical validation and evidence-generation activities in the United States and the United Kingdom, including activities associated with Emory University and UK-based clinical validation work intended to support future UKCA and/or IVDR regulatory strategies.

The Company intends to prioritize the United States as a key target market while continuing to evaluate regulatory and commercial pathways in the United Kingdom, the European Union and other selected markets. The Company’s ability to commercialize ViraxImmune™ will depend on successful development, clinical and analytical validation, regulatory outcomes, reimbursement, laboratory and physician adoption, manufacturing capability, distribution arrangements and available capital.

Experienced Management Team with Public Company, Scientific and Commercial Experience

Our Company is led by a management team with experience across biotechnology, diagnostics, clinical development, public company operations, capital markets and international business development. Mr. James Foster, our co-founder, Chairman and Chief Executive Officer, has led the development of the Company since its formation and has overseen its transition into a Nasdaq-listed biotechnology company focused on immune response detection, T cell immune profiling and related in vitro diagnostic technologies. Prior to co-founding the Company, Mr. Foster held roles in corporate finance, business development and capital markets, including as co-founder, board member and vice president of Emerging Asia Capital and earlier roles with NEX Group plc, formerly ICAP plc, and Royal Bank of Canada.

Dr. Nigel McCracken, our Chief Operating Officer, has significant experience in biotechnology, clinical development, companion diagnostics and public company operations. Prior to joining the Company, Dr. McCracken served as Chief Scientific Officer of BerGenBio ASA, where he was involved in companion diagnostics and assay development, and previously served as Chief Operating Officer of NuCana plc, a Nasdaq-listed clinical-stage biopharmaceutical company. Dr. McCracken holds a Master’s degree in Clinical

Pharmacology from King’s College London, a Doctor of Philosophy degree in Biochemical Toxicology from the University of Newcastle upon Tyne, and a Bachelor of Science degree in Biochemistry and Pharmacology from the University of Strathclyde.

Other members of our management and technical teams have experience in areas including immunology, diagnostics development, manufacturing, quality systems, research and development, commercial operations and corporate development.

Expanding Research and Development Capabilities

We continue to invest in research and development activities relating to ViraxImmune™, ImmuneSelect and related immune profiling technologies. For the years ended March 31, 2026, 2025 and 2024, our research and development expenses were $3,738,358, $2,031,335 and $1,614,636, respectively.

As of March 31, 2026, our internal research and development team was composed of 21 personnel, representing approximately 81% of our total employees. Our research and development activities include assay development, immune profiling, ELISpot and FluoroSpot assay development, peptide pool development, analytical validation, clinical evidence generation, quality system development and manufacturing process development.

Our current research and development focus is on ViraxImmune™, our in-development T cell immune profiling and diagnostic platform, and ImmuneSelect, our research-use-only portfolio of peptide pools, ELISpot plates and related immune reagents. We are also working with clinical and research collaborators to support evidence generation in PAIS and related areas of immune dysfunction.

Our Strategies

Advance ViraxImmune™ as our lead development program.

Our primary development strategy is to advance ViraxImmune™ as a T cell immune profiling and diagnostic platform, initially focused on PAIS, including Long COVID, ME/CFS and PTLD. We are conducting clinical and analytical studies intended to generate evidence that may support future regulatory submissions and commercial strategies, subject to applicable regulatory requirements.

Generate clinical and analytical evidence.

We intend to continue generating clinical and analytical evidence to evaluate the potential utility of T cell immune profiling in PAIS and related conditions. These activities include U.S. and UK validation and evidence-generation activities, including activities associated with Emory University and UK-based clinical validation work intended to support future UKCA and/or IVDR regulatory strategies.

Evaluate regulatory and commercial pathways.

Our current strategy contemplates a potential initial U.S. LDT pathway, subject to applicable regulatory requirements and the use of an appropriately qualified laboratory, followed by a potential IVD pathway for broader regulated market access. We are also evaluating regulatory and commercial pathways in the United Kingdom, the European Union and other selected markets.

Commercialize and expand ImmuneSelect.

Alongside ViraxImmune™, we are developing and commercializing ImmuneSelect, our research-use-only portfolio of peptide pools, ELISpot plates and related immune reagents. ImmuneSelect products are for research use only and are not intended for clinical diagnostic use or patient management.

Explore broader platform applications over time.

Subject to successful development, validation, regulatory progress and commercial adoption, we may evaluate additional applications for ViraxImmune™ in other disease areas where T cell immune profiling may be relevant. There can be no assurance that ViraxImmune™ will be successfully developed for PAIS or any additional indication.

Sales, Distribution, Marketing and Advertising

We are continuing to build our commercial and distribution capabilities. For ImmuneSelect, our commercial strategy is focused on research laboratories, academic institutions, CROs, biopharmaceutical companies and other research customers that may use RUO peptide pools, ELISpot plates and related immune reagents. For ViraxImmune™, any future sales and marketing activities will depend on successful development, validation, regulatory clearance or approval, applicable laboratory and regulatory pathways, reimbursement and available capital. Subject to these factors, our future commercial efforts may include engagement with qualified laboratories, healthcare providers, clinical researchers, healthcare systems, biopharmaceutical partners and distributors. We may use a combination of direct engagement, distributor relationships, scientific publications, clinical evidence generation, industry conferences, digital communications and public relations to support awareness of our products and development programs. There can be no assurance that these efforts will result in commercial adoption or material revenue.

Research and Development

For years ended March 31, 2026, 2025 and 2024, our research and development expenses amounted to $3,738,358, $2,031,335 and $1,614,636, respectively. As of March 31, 2026, our internal research and development team was composed of 21 personnel, who have expertise in developing and manufacturing diagnostics as well as expertise in immunology and within infectious disease and oncology.

Our research and development strategy has been centered on:

•
Developing a number of ELiSpot and FluoroSpot assays as research use only to assess the memory T cell response to specific indications.
•
Developing immune profiling and IVD technologies focused initially on PAIS and related areas of chronic immune dysfunction;
•
Establishing development and manufacturing processes for ViraxImmune™ and ImmuneSelect, including associated quality management systems;
•
Collaborating on UK ImRESP trial to generate longitudinal samples in Long COVID, RSV and influenza patients to be used in the development and technical performance of the IVD diagnostics.

Intellectual Property

Our success and future revenue growth may depend, in part, on our ability to protect our intellectual property, proprietary technologies, processes, know-how and confidential information. We currently rely primarily on trademarks, trade secrets, copyright, contractual protections and confidentiality procedures to protect our proprietary technologies and processes.

Although we currently do not have any active patents or pending patent applications, our immune profiling technologies are underpinned by internally developed methods, trade secrets and confidential know-how. We are evaluating potential patent filings to protect ongoing innovations where appropriate.

There can be no assurance that any future patent applications will be filed or granted, that any future patents will provide meaningful protection, or that our existing trade secret, trademark, copyright, contractual and confidentiality protections will be sufficient to protect our competitive position.

Competition

We operate in highly competitive and evolving markets, including immune profiling, research-use immune reagents and in vitro diagnostics. We may face competition from established diagnostic companies, biotechnology companies, research reagent suppliers, contract research organizations and emerging technology companies.

Current and potential competitors may include companies with substantially greater financial, technical, regulatory, manufacturing, sales and marketing resources than we have. These competitors may also have more established brands, broader product portfolios, greater customer relationships, larger sales forces, more extensive distribution networks, stronger intellectual property portfolios and greater experience obtaining regulatory clearance or approval.

We may face competition from companies such as QIAGEN N.V., Adaptive Biotechnologies Corporation, Roche Holding AG, Abbott Laboratories and other established or emerging companies active in diagnostics, immune profiling, research reagents or related markets, depending on the product, geography, customer segment and intended use.

We seek to differentiate ourselves through our focus on T cell immune profiling, PAIS and related areas of immune dysfunction, as well as through our ImmuneSelect RUO portfolio. However, there can be no assurance that we will be able to compete successfully, that our products will achieve market acceptance, or that our current or future competitors will not develop products or technologies that are more effective, easier to use, less expensive, more widely adopted or approved more quickly than ours.

Regulations

This section sets forth a summary of certain significant regulations or requirements in jurisdictions that are material to our current operations or target regulatory and commercial pathways, including the United Kingdom, the United States, the European Union and China.

United Kingdom

Medical devices, including IVDs, are regulated in Great Britain under the Medical Devices Regulations 2002, as amended. The UKCA marking route is available for medical devices placed on the Great Britain market, and all medical devices placed on the Great Britain market must be registered with the UK Medicines and Healthcare products Regulatory Agency, or MHRA. Manufacturers based outside the United Kingdom are required to appoint a UK Responsible Person for devices placed on the Great Britain market.

The United Kingdom currently permits certain CE-marked medical devices to be placed on the Great Britain market during applicable transitional periods. IVDs compliant with the EU IVDD may be placed on the Great Britain market until the sooner of certificate expiry or June 30, 2030, and IVDs compliant with the EU IVDR may be placed on the Great Britain market until June 30, 2030, subject to applicable UK requirements and any future changes to UK medical device legislation.

The Company is evaluating UK regulatory pathways for ViraxImmune™, including potential reliance on CE marking during applicable transitional periods and/or a future UKCA pathway. ViraxImmune™ remains in development and has not been cleared, approved, certified or otherwise authorized for diagnostic use in the United Kingdom.

European Union

In the European Union, IVD products are regulated under Regulation (EU) 2017/746 on in vitro diagnostic medical devices, or the EU IVDR, which has applied since May 26, 2022 and replaced the prior EU In Vitro Diagnostic Medical Devices Directive, or EU IVDD. Any future ViraxImmune™ IVD product placed on the EU market would need to comply with applicable EU IVDR requirements, including requirements relating to classification, conformity assessment, clinical evidence, performance evaluation, quality management systems, post-market surveillance, vigilance and CE marking.

The EU has extended certain IVDR transitional periods for eligible legacy devices, subject to applicable conditions. These transitional provisions may not be available for new devices. There can be no assurance that the Company will obtain CE marking or otherwise satisfy applicable EU IVDR requirements for ViraxImmune™ on a timely basis or at all.

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

FDA regulatory requirements and enforcement policies applicable to laboratory-developed tests, or LDTs, may evolve. On March 31, 2025, a federal district court vacated FDA’s May 2024 LDT final rule, and FDA subsequently reverted the regulatory text to the pre-May 2024 version. Changes in FDA policy, enforcement priorities or applicable law could increase the time, cost and uncertainty associated with any U.S. LDT strategy pursued by the Company.

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

PRC laws and regulations applicable to Shanghai Xitu

As described in “Corporate History and Structure” Shanghai Xitu Consulting Co., Limited (“Shanghai Xitu”) is our Company's sole PRC subsidiary. Shanghai Xitu is a wholly owned subsidiary of Logico BVI, and is classified as a wholly foreign owned enterprise (“WFOE”) under PRC law.

Regulations Related to Business Registration

According to the Foreign Investment Law of China released by The National People’s Congress of the People’s Republic of China on March 15, 2019, to set up a WFOE in China:

(a)
the foreign investor needs to submit an application to the company registration authority, which is the local branch of the State Administration for Market Regulation (“SAMR”) and obtain a business license for the WFOE; and
(b)
the foreign investor or the WFOE shall also lodge the relevant incorporation information to the Ministry of Commerce (“MOFCOM”) through the online “enterprise registration system” and the “enterprise credit information publicity system”.

The Special Administrative Measures (Negative List) for Foreign Investment Access(Edition 2024) released by the National Development and Reform Commission (“NDRC”) and MOFCOM set out the industries in which foreign investment is prohibited or restricted. If a PRC company engages in business in certain industries, it may need to obtain special license or approval from the relevant authority in addition to its business license.

Each PRC company has a “business scope” set out on its business license. The PRC company may conduct business within such scope. Further, according to the current PRC law and legal practice, a company may also conduct activities outside of its registered business scope unless any special license/approval is required for such additional business activities.

Upon management’s review, Shanghai Xitu has obtained a business license issued by the competent PRC market regulation authority. The registered business scope of Shanghai Xitu as shown on its current business license is as follows: “business information consultation; business management consultation; market entity registration agency; marketing planning; corporate image planning; conference and exhibition services; medical research and experimental development, excluding the development and application of human stem cell, gene diagnosis and gene therapy technologies; technical services, technology development, technology consultation, technology exchange, technology transfer and technology promotion; sales of specialized chemical products, excluding hazardous chemicals; sales of instruments and meters; sales of laboratory analytical instruments; import and export of goods; and import and export of technology.”

Upon management's review of the Negative List and Business Scope Specification Expression Query System, as at the date of this report, the registered business scope of Shanghai Xitu is not on the Negative List. As a result, there is no prohibition or restriction on foreign investment in such industries.

In addition, Shanghai Xitu does not need to obtain any special license or approval granted by the relevant authority under PRC business registration laws solely for it to conduct business within its registered business scope. The business license of Shanghai Xitu is sufficient for it to conduct business within its registered business scope. Upon management’s review, Shanghai Xitu is primarily engaged in procurement, importation, distribution and related technical and commercial support activities, including activities related to the Company’s ImmuneSelect RUO portfolio.

Shanghai Xitu’s current activities are intended to be conducted within its registered business scope. However, such activities may remain subject to applicable PRC laws and regulations relating to customs, importation, export controls, quarantine, product classification, storage, distribution, quality management, advertising, medical devices, in vitro diagnostics, research-use-only products and other product-specific or activity-specific requirements. There can be no assurance that PRC regulatory authorities will not take a different view of the Company’s activities or require additional filings, licenses, approvals or amendments to Shanghai Xitu’s registered business scope or operating procedures in the future.

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

The following diagram illustrates our corporate structure:

D. Property, plant and equipment.

We are headquartered in Glasgow, United Kingdom. In Glasgow, we lease lab space which consists of approximately 361 square meters of space. Lease payments are approximately GBP 8,011 per month. This lab space houses our research operations and has the capacity to fully support any future production of our anticipated products. In Shanghai, we lease office space which consists of approximately 99 square meters of space. Lease payments are approximately RMB 16,000, per month. This office space houses our China procurement and distribution team and is on a three month basis as of the date of this report.

The majority of our tangible property, plant and equipment consists of laboratory equipment which is fully capable of handling all of the Company's research and development needs as well as future production needs. As of March 31, 2026, the tangible net book value of our property, plant and equipment is $1,168,793.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended March 31, 2026 and 2025 should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with IFRS. Some of the information contained in this discussion and analysis or set forth elsewhere in this annual report, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. See “Forward-Looking

Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

A. Operating results.

Overview

Virax Biolabs Group Limited is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of its own, it conducts substantially all of its operations through subsidiaries in the United Kingdom, the United States and China and has been operating since 2013.

The Company is a biotechnology company focused on immune response detection, T cell immune profiling and the development of in vitro diagnostic technologies for viral and immune-mediated diseases. The Company’s current strategic focus is on post-acute infection syndromes (“PAIS”) and related areas of chronic immune dysfunction. The Company’s principal development activities are centered on T cell-based immune profiling and in vitro diagnostics.

The Company’s current business is focused on two principal areas: ViraxImmune™, its lead in-development T cell-based immune profiling and diagnostic platform, and ImmuneSelect, its research-use-only (“RUO”) portfolio of peptide pools, ELISpot plates and related immune reagents.

ViraxImmune™ is intended to measure and characterize T cell immune responses and other markers of immune dysfunction in selected disease areas. The Company is developing ViraxImmune™ as a potential immune-profiling platform that may, if successfully validated, have applications across multiple disease areas where T cell responses, immune dysfunction, chronic inflammation or immune exhaustion are believed to be clinically relevant. The Company’s initial clinical focus is PAIS, including Long COVID, myalgic encephalomyelitis / chronic fatigue syndrome (“ME/CFS”) and post-treatment Lyme disease (“PTLD”).

ViraxImmune™ is being evaluated in clinical and analytical studies with the goal of generating evidence that may support future regulatory submissions and commercial strategies, subject to applicable regulatory requirements. In calendar year 2025, the Company completed a pre-submission meeting with the U.S. Food and Drug Administration (“FDA”) to inform its regulatory planning for ViraxImmune™. The Company is also considering applicable regulatory pathways in other target markets, including the United Kingdom and the European Union.

The Company’s current strategy for ViraxImmune™ contemplates a potential initial U.S. laboratory-developed test (“LDT”) pathway, subject to applicable regulatory requirements and the use of an appropriately qualified laboratory, followed by a potential in vitro diagnostic (“IVD”) pathway for broader regulated market access. In parallel, the Company is advancing clinical validation and evidence-generation activities in the United States and the United Kingdom, including activities associated with Emory University and UK-based clinical validation work intended to support future UKCA and/or IVDR regulatory strategies. The Company intends to prioritize the United States as a key target market while continuing to evaluate regulatory and commercial pathways in the United Kingdom, the European Union and other selected markets. These activities are intended to inform future development, regulatory and commercial decisions, although there can be no assurance as to timing, outcome, regulatory clearance or approval, reimbursement or commercialization.

Alongside ViraxImmune™, the Company is developing and commercializing its ImmuneSelect RUO portfolio, which includes peptide pools, ELISpot plates and related immune reagents. These products are for research use only and are not intended for use in clinical diagnosis, treatment decisions or patient management. The Company views ImmuneSelect as both a standalone RUO product offering for laboratories, academic institutions, contract research organizations and biopharmaceutical partners, and as a complementary channel to support technical engagement, market awareness and assay development experience relevant to the broader ViraxImmune™ platform.

Share Consolidation

Beginning with the opening of trading on June 26, 2026, the Company's ordinary shares began trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol "VRAX", but under a new CUSIP number of G9495L133. The objective of the Share Consolidation was to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on the Nasdaq Capital Market.

Upon the effectiveness of the Share Consolidation, every twenty-five issued and outstanding ordinary shares with a par value of US$0.001 each was automatically consolidated into one issued and outstanding ordinary share with a par value of US$0.025 each. No fractional shares were issued as a result of the Share Consolidation. Instead, any fractional shares that would have resulted from the Share Consolidation were rounded up to the next whole number. The Share Consolidation affected all shareholders uniformly and did not alter any shareholder's percentage interest in the Company's outstanding ordinary shares, except for adjustments that may result from the treatment of fractional shares. The number of shares issued for this treatment was 33 shares. The Share Consolidation was approved by the Company's board of directors and shareholders on June 12, 2026. As such, all share and per share amounts, warrants and stock options have been given retroactive effect in the consolidated financial statements and footnotes for all periods presented.

Results from Operations

The following table shows selected audited consolidated statement of profit or loss data for the years ended March 31, 2026, 2025 and 2024.

Years Ended March 31, 2026, 2025 and 2024

	For the Year Ended March 31,
	2026	2025	2024
Revenues	$12,423	$6,331	$156,419
Cost of revenues	4,733	59,398	105,829
Gross profit (loss)	7,690	(53,067)	50,590

Operating Expenses
General and administrative	$2,669,062	$3,992,400	$4,571,279
Research & Development	3,738,358	2,031,335	1,614,636
Impairment of intangible asset	—	—	390,355
Total operating expenses	6,407,420	6,023,735	6,576,270

Operating loss	$(6,399,730)	$(6,076,802)	$(6,525,680)

Other income (expense), net	467,306	(127,091)	(213,440)

Income tax (benefit)	(900,240)	(136,661)	—

Net loss	$(5,032,184)	$(6,067,232)	$(6,739,120)

Other comprehensive loss
Foreign currency adjustment	422,608	(110,379)	(3,639)
Total Comprehensive Loss	$(5,454,792)	$(5,956,853)	$(6,735,481)

Comparison of the years ended March 31, 2026 and 2025

Revenues

Revenues were $12,423 for the year ended March 31, 2026 which consisted of sales of test kits to thirteen customers. Revenues were $6,331 for the year ended March 31, 2025 which consisted of sales of test kits to two customers. The increase in revenue from prior year was due to more RUO test kits being purchased in the current year compared to prior year.

Cost of revenues

Cost of revenue for the years ended March 31, 2026 and 2025 was $4,733 and $59,398. Cost of revenue for the year ended March 31, 2026 consisted of kit costs. Cost of revenue for the year ended March 31, 2025 consisted of a write-off of $46,904 related to expired inventory, in addition to test kit supply cost from the manufacturer associated with the sales from our ViraxClear test kit distribution discussed above. The decrease in cost of revenues from prior year was mainly due to the write-off in the prior year.

Operating Expenses

Operating expenses were $6,407,420 and $6,023,735 for the years ended March 31, 2026 and 2025, respectively, representing an increase of approximately 6%. See below for further explanation.

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

Cost of revenues

Cost of revenue for the years ended March 31, 2025 and 2024 was $59,398 and $105,829 and which consisted of a write-off of $46,904 in 2025 related to expired inventory, in addition to test kit supply cost from the manufacturer associated with the sales from our ViraxClear test kit distribution discussed above. The decrease in cost of revenues from prior year was due to a large volume purchase being made by one customer who did not purchase any test kits in the current year.

Operating Expenses

Operating expenses were $6,023,735 and $6,576,270 for the years ended March 31, 2025 and 2024, respectively, representing a decrease of approximately 7%.

	For the Year Ended March 31,
	2026	2025	2024
Operating expenses:
General and administrative	$2,669,062	$3,992,400	$4,571,279
Research and Development	3,738,358	2,031,335	1,614,636
Impairment of intangible asset	—	—	390,355
Total operating expenses	$6,407,420	$6,023,735	$6,576,270

Comparison of the Components of Operating Expenses for the years ended March 31, 2026 and 2025 are as follows:

General and Administration - For the years ended March 31, 2026 and 2025, general and administrative costs were $2,669,062 and $3,992,400, respectively. The decrease in general and administrative expenses were primarily related to personnel costs. Personnel costs for the year ended March 31, 2026 were $958,450, an decrease of $1,006,138 from $1,964,588 for the year ended March 31, 2025. In addition, information technology costs decreased by $101,902. Other office related costs decreased by $101,902 and investor relations costs decreased by $101,676.

Research and Development - Research and development expenses increased by $1,707,023 which consisted of an increase of $774,884 in payroll and stock-based compensation costs and $939,891 in materials and consumables associated with the ongoing clinical studies for the ViraxImmune™ platform. For the year ended March 31, 2025, research and development expenses consisted of $1,191,929 in payroll and stock-based compensation costs and $829,110 in materials and consumables associated with the ongoing clinical studies for the ViraxImmune™ platform. The increase in payroll costs are due to more employees added this fiscal year and the increase in the materials and consumables is due to the acceleration of research costs from last fiscal year.

Total other Income, Expense, net

For the years ended March 31, 2026 our total other net income was $467,306 and for the year ended March 31, 2025, our total other net expense was $127,091, respectively. Interest expenses amounted to $61,772 and $58,179 for the years ended March 31, 2026 and 2025, respectively.

Income tax benefit

During the years ended March 31, 2026 and 2025, we received research and development tax credits of $900,240 and $136,661, respectively.

Comparison of the Components of Operating Expenses for the years ended March 31, 2025 and 2024 are as follows:

General and Administration - For the years ended March 31, 2025 and 2024, general and administrative costs were $3,992,400 and $4,571,279, respectively. General and administrative personnel costs for the year ended March 31, 2025 were $1,329,317, an increase of $197,147 from $1,132,170 for the year ended March 31, 2024. Information technology costs for the year ended March 31, 2025 was $107,646, a decrease of $31,178 from $138,824 for the year ended March 31, 2024. Insurance for the year ended March 31, 2025 was $422,425, a decrease of $145,738 from $568,163 for the year ended March 31, 2024. Stock-based compensation allocated to general and administrative costs for the year ended March 31, 2025 was $630,294, a decrease of $576,341 from $1,206,635 for the year ended March 31, 2024. The decrease in stock-based compensation was due to front-loaded accounting treatment in accordance with IFRS 2 - "Share-based payments" in the prior year that is not prevalent in the current year.

Research and Development - For the year ended March 31, 2025, research and development expenses consisted of $934,942 in payroll and stock-based compensation costs and $1,088,640 in materials and consumables associated with the ongoing clinical studies for the ViraxImmune™ platform. For the year ended March 31, 2024, research and development expenses consisted of $982,339 in payroll and stock-based compensation costs and $579,626 in materials and consumables associated with the ongoing clinical studies for the ViraxImmune™ platform. The increase in payroll costs are due to more employees added this fiscal year and the increase in the materials and consumables is due to the acceleration of research costs from last fiscal year.

Impairment of intangible assets - There was no impairment charge for the year ended March 31, 2025. For the year ended March 31, 2024, there was an impairment charge of $390,355 for the ViraxImmune™ Mobile Application, which development had been suspended and had not been placed into service. Based on the estimated projections of the future cashflows of the application, the Company concluded that since the ViraxImmune™ mobile application had been suspended, and the present value of future cashflows did not exceed the carrying value of the capitalized amount, there was a full impairment of these amounts at March 31, 2024.

Total other Income, Expense, net

For the year ended March 31, 2025, our total other net expenses were $127,091. For the ended March 31, 2024, our total other net expense was $213,440. Interest expenses amounted to $58,179 and $26,878 for the years ended March 31, 2025 and 2024, respectively. The Company recorded a legal settlement expense of $210,500 for the year ended March 31, 2024 and a gain on debt extinguishment of $12,465 for the years ended March 31, 2024.

Income tax benefit

During the year ended March 31, 2025, we received a research and development tax credit of $136,661 while there was no income tax expense or credit for the March 31, 2024.

B. Liquidity and capital resources.

Cash Flows

For the years ended March 31, 2026 and 2025

	For the Year Ended March 31,
	2026	2025	2024
Cash used in operating activities	$(4,621,892)	$(4,563,576)	$(6,396,922)
Cash used in investing activities	$(255,831)	$(603,890)	$(1,164,449)
Cash provided by financing activities	$7,087,688	$5,807,166	$1,798,077

Change in cash during the year	$2,209,965	$639,700	$(5,763,294)
Cash, beginning of the year	$4,228,944	$3,589,244	$9,352,538
Cash, end of the year	$6,438,909	$4,228,944	$3,589,244

Cash used in operating activities

Net cash used in operating activities was $4,621,892, $4,563,576, and $6,396,922 for the years ended March 31, 2026, 2025, and 2024, respectively. The increase in cash used for operations from the year ended March 31, 2025 to March 31, 2026 was mainly due to timing differences of stock-based compensation, prepaid expenses, VAT receivable and accounts payable year over year and decreased losses as the Company decreased general and administrative expenses during the years ended March 31, 2026 and 2025 as discussed above in Results of Operations. The decrease in cash used for operations from the year ended March 2024 to the year ended March 31, 2025 was mainly due to timing differences of prepaid expenses, VAT receivable and accounts payable year over year and decreased losses as the Company decreased general and administrative expenses during the years ended March 31, 2025 and 2024.

Cash used in investing activities

Net cash used in investing activities was $255,831 and $603,890 for the years ended March 31, 2026 and 2025, respectively. Investing activities consisted of purchases of laboratory equipment for the Company's Glasgow laboratory. Investing activities for the year ended March 31, 2024 mainly consisted of capitalization of certain intangible software costs associated with the development of the ViraxImmune™ mobile application, which was impaired in the year ended March 31, 2024

Cash provided by financing activities

On October 11, 2023, the “Company entered into an inducement offer letter agreement (the “Inducement Letter”) with a certain holder (the “Holder”) of 734,073 existing Series A and B preferred investment options (the “Existing Warrants”) to purchase ordinary shares of the Company. The Existing Warrants were issued on March 8, 2023 and each has an exercise price of $8.02 per share.

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

On June 7, 2024, we completed an at-the-market transaction consisting of 15,641 shares at an average price of $49.8275 for net proceeds of $754,511.

On August 19, 2024, 10,726 warrants with a strike price of $73.35 were exercised for gross proceeds of $786,736 and 10,726 ordinary shares were issued.

On August 21, 2024, we entered into a securities purchase agreement with certain institutional investors, pursuant to which the Company agreed to sell and issue to the investors in a registered direct offering an aggregate of 44,356 ordinary shares, par value $0.001 per share of the Company at a price of $112.50 per share for net proceeds of $4,373,675.

On August 26, 2025, the Company sold 88,060 shares at an average price of $24.3225 for gross proceeds of $2,141,816 less offering costs of $71,110 for a total net proceeds of 2,070,706 utilizing its At-the-Market Offering Agreement which was filed as a 6-K on January 22, 2024 and amended on September 30, 2024.

On December 3, 2025 the Company sold 35,200 shares at an average price of $20.9375 for gross proceeds of $737,000 less offering costs of $25,000 for a total net proceeds of 712,000 utilizing its At-the-Market Offering Agreement which was filed as a 6-K on January 22, 2024 and amended on September 30, 2024.

On December 3, 2025, the Company entered into a securities purchase agreement with an accredited investor for a private placement offering, pursuant to which the Company received net proceeds of $4,413,750, after deducting placement agent fees and other offering expenses of $585,000, in consideration of (i) pre-funded warrants to purchase 500,000 ordinary shares, par value $0.0025 per share, of the Company and (ii) preferred investment options to purchase up to 500,000 Ordinary Shares at a purchase price of $9.9975 per Pre-Funded Warrant and associated Preferred Option. As of March 31, 2026, 1,518,000 pre-funded warrants have been exercised for $151.80.

Net cash provided by financing activities was $7,087,688 and $5,807,166 for the years ended March 31, 2026 and 2025, respectively. Cash flows from financing activities for the year ended March 31, 2026 were primarily related to the transactions discussed above. In addition there was $109,482 in lease payments.

The Company has an accumulated deficit of $29,612,994 at March 31, 2026. We have not generated consistent cash flows to fund our operations yet and as of March 31, 2026, the Company had a cash balance of $6,438,909.

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

E. Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with IFRS. In doing so, we must make estimates and assumptions that affect our reported amounts of assets, liabilities and expenses, as well as related disclosure of contingent assets and liabilities. In some cases, we could reasonably have used different accounting policies and estimates. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. Significant estimates include, but are not limited to, those related to leases, fixed asset lives, depreciation, intangible asset impairment, estimates relating to the valuation of warrants and stock-based compensation. For the Company's significant accounting policies, please see Note 2 to our audited consolidated financial statements of this annual report. We believe that our accounting policies contained therein are critical in fully understanding and evaluating our financial condition and operating results.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets forth information regarding our executive officers and directors as of the date of this Annual Report on form 20-F.

Name	Age	Position
James Foster	40	Director, Chief Executive Officer, Principal Accounting Officer and Chairman
Nigel McCracken	61	Chief Operating Officer and Director
Jason Davis(1)	54	Chief Financial Officer
Iain Miller	61	Independent Director
Evan Norton	51	Independent Director
Nelson Haight	61	Independent Director

(1) Jason Davis resigned from the Company effective June 13, 2025; however, still acts as the Company's fractional Chief Financial Officer. Although Jason Davis holds the title of Chief Financial Officer, James Foster serves as the Company's principal financial officer for purposes of the Company's Exchange Act reports and related certifications and has principal responsibility for the Company's reporting functions.

Below is a summary of the business experience of each our executive officers and directors:

James Foster is our co-founder and serves as our Chairman of the Board of Directors, Chief Executive Officer, Principal Accounting Officer and Director. Mr. Foster founded the business in 2013 and has led the Company’s development into a Nasdaq-listed biotechnology company focused on immune response detection, T cell immunodiagnostics and related immune-profiling technologies. Under Mr. Foster’s leadership, the Company has advanced its ViraxImmune™ platform, developed its ImmuneSelect research-use-only portfolio, completed its Nasdaq listing and undertaken subsequent public-company financing and business development activities. Prior to co-founding the Company, Mr. Foster held roles in capital markets, corporate finance and cross-border business development, including as co-founder, board member and vice president of Emerging Asia Capital from 2009 to 2013, and earlier roles with NEX Group plc, formerly ICAP plc, and Royal Bank of Canada. Mr. Foster received a Bachelor’s Degree in American Studies and Chinese from the University of Nottingham and a Master’s Degree in International Business Management, China, from the School of Oriental and African Studies, University of London. We believe Mr. Foster’s experience founding and leading the Company, together with his background in public-company financing, international business development and capital markets, qualifies him to serve as our Chief Executive Officer and Chairman.

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

Jason Davis is our former Chief Financial Officer. From December 2019 to December 2021, Mr. Davis served as a vice president of finance of Durango Midstream LLC, a leading natural gas gathering, processing and marketing company providing world-class midstream services to oil and gas producers in Kansas and New Mexico. From February 2017 to November 2019, Mr. Davis served in various consulting roles including interim chief financial officer of Yuma Energy, Inc. (OTC: YUMAQ), a company which explores for and produces crude oil and natural gas, and a vice president of finance and treasurer of Hyperdynamics Corporation (OTC: HDYNQ), an independent oil and gas exploration company. From June 2015 to January 2017, Mr. Davis served as the chief financial officer of Casa Exploration, LLC, an exploration & production company focused on frontier basins in Latin America. Mr. Davis received a Bachelor of Business Administration degree in accounting from the University of Houston in 1997, respectively. Mr. Davis is a certified public accountant in Texas since 1999. We believe Mr. Davis’s extensive experience qualified him to serve as our Chief Financial Officer.

Iain Miller is our independent Director. Mr. Miller has over 30 years of diverse executive-level experience, with a focus on in-vitro diagnostic and precision medicine sectors, including development of AI-powered clinical decision support solutions and companion diagnostic products. Dr. Miller served as a non-executive board director of Pictura Bio from 2022 until 2025. Previously, from 2016 to 2018, Dr. Miller served as a part time CEO and board member for SAW Diagnostics. From 2019 to June 2025, he served as CEO and board member for Presymptom Health. From 2013 to 2019, he served as CEO of Healthcare Strategies Group. Dr. Miller currently serves as a non-executive director of Aisthesis Medical, which he joined in January 2026. Prior to these roles, Dr. Miller served in various roles in other biotechnology focused companies. Dr. Miller obtained an MBA with distinction from Edinburgh Business School, Scotland in 2000, a Ph.D. BioEngeineerinig from the University of Strathclyde, and a B.S, Physics/Engineering Combined Honors from the University of Glasgow. Dr. Miller is a Member of the Association of British Healthcare Industries and British In Vitro Diagnostics Association. We believe Dr. Miller's extensive experience qualifies him to serve as one of our independent directors.

Evan Norton is our independent Director. Since 2023, Mr. Norton has been the founder and managing partner of PRIG Equity, a late stage venture capital and growth equity firm focused on teh medical technology space. Since September 2016, Mr. Norton has been an adjunct lecturer at Kellogg School of Management of Northwestern University. From November 2019 to May 2021, Mr. Norton served as a general partner of Accelmed Partners II L.P., a private equity firm focused on investments in commercial stage Healthtech companies. From January 2010 to November 2019, Mr. Norton served as a director of venture investments and subsequently as managing director of Abbott Laboratories, with his final position as divisional vice president of venture investments of Abbott Laboratories (NYSE: ABT), a medical devices and health care company which provides pharmaceuticals and health care products and services. From 2007 to 2010, Mr. Norton served as a principal of Onset Ventures, a private equity firm which provides early-stage venture capital in the areas of information technology and medical devices. From 2003 to 2007, Mr. Norton served in marketing leadership capacities at

Lifescan, Inc., a subsidiary of Johnson & Johnson (NYSE: JNJ) which focused on manufacturing products on the diabetes market, specifically blood glucose monitoring systems. From 2002 to 2003, Mr. Norton served a product manager of Stryker Corporation (NYSE: SYK), a medical technologies corporation. From 1998 to 2000, Mr. Norton served as an investment banking associate of JPMorgan Chase & Co. (NYSE: JPM), an investment bank and financial services holding company. From 1996 to 1998, Mr. Norton served as a management consultant in the consulting department of PricewaterhouseCoopers LLP, a public accounting and consulting company. Mr. Norton received a master of business administration’s degree from Northwestern University and a bachelor’s degree in business administration in finance from Texas A&M University in 1996 and 2002, respectively. We believe Mr. Norton’s extensive experience qualifies him to serve as our independent director.

Nelson Haight is our independent Director. Mr. Haight is a finance executive with over 30 years of professional experience. Mr. Haight served as Executive Vice President and Chief Financial Officer of TEAM, Inc., (NYSE: TISI) from June 2022 to June 2026. Previously from June 2020 to June 2022, he served as Senior Vice President, Chief Financial Officer and Treasurer for Key Energy Services, Inc.. From September 2019 to June 2020, Mr. Haight was the interim Chief Financial Officer for Element Markets, LLC, an environmental commodities firm. From November 2018 to June 2019, Mr. Haight was the interim Chief Financial Officer for Epic Companies, LLC, a family office backed oilfield service company. Between July 2017 and September 2018, Mr. Haight was the Chief Financial Officer of Castleton Resources, LLC, a privately held exploration and production company. From December 2011 to July 2017, Mr. Haight served in various capacities from Vice President to Chief Financial Officer at Midstates Petroleum Company, Inc. Mr. Haight served as a member of the board of directors of Mountain Crest Acquisition Corp (Nasdaq: MCAC) from January 2020 to February 2021, and served as a member of the board of directors of Mountain Crest Acquisition Corp. II (Nasdaq: MCAD) from October 2020 to October 2021. He served as a member of the board of directors of Mountain Crest Acquisition Corp. III (Nasdaq: MCAE) from March 2021 to February 2023. He served as a member of the board of directors of Mountain Crest Acquisition Corp. IV (Nasdaq: MCAF) from March 2021 to March 2024. He has also been serving as a member of the board of directors of Mountain Crest Acquisition Corp. V (Nasdaq: MCAG) since April 2021 and Mountain Crest Acquisition Corp VI (Nasdaq: MCAH) since May 2026. Mr. Haight received an MPA and BBA from the University of Texas at Austin in May 1988 and was a licensed Certified Public Accountant up until 2022. We believe Mr. Haight's extensive experience qualifies him to serve as our independent director.

B. Compensation.

Compensation of Directors and Senior Management

The term ‘office holder’ as defined in the Companies Law includes a general manager, chief business manager, deputy general manager, vice general manager, any other person fulfilling or assuming the responsibilities of any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the general manager or the chief executive officer. As of March 31, 2026, in addition to the three independent members of the Board of Directors, the Company considers three other individuals, to be office holders.

The following table presents information regarding compensation reflected in our consolidated financial statements for the three most highly compensated office holders and the independent members of the Board of Directors, as of March 31, 2026.

	Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	Other ($) (2)	Total ($)
James Foster, Chief Executive Officer and Director	2026	361,969	110,383	42,900	5,100	520,352
	2025	333,542	119,700	33,250	4,200	490,692
	2024	325,000	81,000	241,200	3,600	650,800
Nigel McCracken, Chief Operating Officer and Director	2026	351,995	105,599	42,900	27,830	528,324
	2025	315,051	107,776	33,250	25,209	481,286
	2024	175,000	50,000	71,600	3,540	300,140
Jason Davis, Former Chief Financial Officer(3)	2026	206,346	50,000	42,900	7,500	306,746
	2025	317,500	110,100	33,250	25,800	486,650
	2024	300,000	75,000	224,318	25,800	625,118
Evan Norton, Independent Director	2026	40,000	—	8,580	—	48,580
	2025	40,000	—	6,650	—	46,650
	2024	40,000	—	60,300	—	100,300
Yair Erez, Independent Director(4)	2026	13,333	—	8,580	—	21,913
	2025	40,000	—	6,650	—	46,650
	2024	40,000	—	60,300	—	100,300
Iain Miller, Independent Director	2026	26,667	—	—	—	26,667
	2025	—	—	—	—	—
	2024	—	—	—	—	—
Nelson Haight, Independent Director	2026	40,000	—	8,580	—	48,580
	2025	40,000	—	6,650	—	46,650
	2024	40,000	—	60,300	—	100,300

(1) These amounts represent the aggregate grant fair value of stock options granted in the year ended March 31, 2026, 2025 and 2024 calculated in accordance with IFRS 2 “Share-based payment". Assumptions used in the calculation of these amounts are discussed in the Shareholder's Equity footnote to our Consolidated Audited Financial Statements for the years ended March 31, 2026, 2025, and 2024 included in Item 8. Financial Information, below.

(2)These amounts represent employee benefits paid on behalf of the Company such as pension and health insurance.

(3)Jason Davis resigned from the Company effective June 13, 2025; however, still acts as the Company's fractional Chief Financial Officer.

(4)Yair Erez resigned from the Company effective July 28, 2025.

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

Equity Incentive Plans

Our Board and shareholders adopted a 2022 Equity Incentive Plan, a 2023 Equity Incentive Plan, a 2024 Equity Incentive Plan, and a 2026 Equity Incentive Plan to provide additional means through the grant of awards to attract, motivate, retain and reward selected key employees and other eligible persons.

On January 30, 2025, the Company filed a Form S-8 to register a total of 25,278 ordinary shares, par value $0.025 per share which included 10,000 ordinary shares issuable under the 2024 Equity Incentive Plan, 10,000 ordinary shares issuable under the 2023 Equity Incentive Plan, and 5,278 ordinary shares issuable under the 2022 Equity Incentive Plan.

Below is a summary of the equity incentive plans terms:

Shares Subject to the equity incentive plans

A total of 1,287 of our ordinary shares are available for issuance under the 2022 Equity Incentive Plan, a total of 3,897 of our ordinary shares are available for issuance under the 2023 Equity Incentive Plan, a total of 2,605 of our ordinary shares are available for issuance under the 2024 Equity Incentive Plan, and a total of 80,000 of our ordinary shares are available under the 2026 Equity Incentive Plan. If an award granted under each equity incentive plan is forfeited, canceled, settled, or otherwise terminated without a distribution of ordinary shares, the ordinary shares underlying that award will again become available for issuance under the equity incentive plan. If ordinary shares delivered under each equity incentive plan are tendered or withheld to pay the exercise price of a share option or to satisfy withholding taxes, those ordinary shares will also again become available for issuance under either of the equity incentive plans.

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

Status

Total equity awards outstanding under the 2022 Equity Incentive Plan are 3,991, total awards outstanding under the 2023 Equity Incentive Plan are 9,845, total equity awards outstanding under the 2024 Equity Incentive Plan are 9,896, and total awards outstanding under the 2026 Equity Incentive Plan are 80,000 as of March 31, 2026.

Retirement and Pension Plans

In UK and China, the Company participates in government-mandated pension and social security programs. Contributions to these plans are required by law and are based on a percentage of employee compensation. The Company’s obligation is limited to the statutory contributions, which are recognized as expense in the period in which the related payroll costs are incurred. The Company has no further obligations beyond these contributions.

Total pension and related expense for the years ended March 31, 2026, 2025 and 2024 was approximately $ 88,723, $81,143 and $39,234 respectively, and consists solely of statutory contributions to government plans.

C. Board Practices

Composition of our Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors.

Our board of directors currently consists of five directors. Our board of directors has determined that each of Mr. Miller, Mr. Norton, and Mr. Haight is an “independent director” as defined under the Nasdaq rules. Our board of directors is composed of a majority of independent directors.

A director is not required to hold any of our shares to qualify to serve as a director.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our Board of Directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.

Our audit committee consists of our three independent directors and is chaired by Mr. Haight. We have determined that satisfy the requirements of Section 303A of the Corporate Governance Rules/ Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the consolidated financial statements of our company. The audit committee is responsible for, among other things:

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
•
discussing with our independent auditor, among other things, the audits of the consolidated financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;
•
reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
•
discussing the annual audited consolidated financial statements with management and the independent registered public accounting firm;
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

Compensation Committee.

Our compensation committee consists of our three independent directors and is chaired by Mr. Miller. We have determined that satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the NASDAQ. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

D. Employees

As of March 31, 2026, we had 26 full-time employees. There were 23 employees in the United Kingdom, and 3 employees in China.

E. Share Ownership

See “Item 7.A. Major Shareholders and Related Party Transactions – Major Shareholders.” Our employees are eligible to own shares of the company through a equity incentive plan. For information on the plan, see “Item 6.B. Compensation—Equity Incentive Plan.”

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

The percentage of outstanding ordinary shares is computed on the basis of 796,988 ordinary shares outstanding as of the date of this report. Ordinary shares that a person has the right to acquire within 60 days of the date of this report are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all members of our board of directors or executive management as a group. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Names of beneficial owners(1)	Number of ordinary shares		Percentage of class (%)

James Foster	16,610	(2)	2.1%

Nigel McCracken	2,533		*

Nelson Haight	880		*

Iain Miller	—		*

Evan Norton	880		*

All officers and directors as a group (six (6) persons)	20,903		2.6%

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

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

See “Item 18. Consolidated Financial Statements” for a list of all consolidated financial statements filed as part of this Annual Report on Form 20-F.

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

B. Significant Changes.

See “Note 17 - Subsequent Events” to our consolidated financial statements included in this Annual Report on Form 20-F beginning on page F-1 for a discussion of significant events that have occurred since March 31, 2026.

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

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands and our affairs are governed by:

•
Memorandum and Articles of Association;
•
The Cayman Companies Act; and
•
Common law of the Cayman Islands.

Our authorized share capital is US$50,000 divided into 5,000,000 ordinary shares of $0.001 par value each.

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

Inspection of Books and Records

Holders of our ordinary shares have no general right under our Articles to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited consolidated financial statements.

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

Distributions on our ordinary shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received’’ deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation’’ to certain non-corporate U.S. Holders may be eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than sixty (60) days of ownership, without protection from the risk of loss, during the 121-day period beginning sixty (60) days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “— Passive Foreign Investment Company Consequences’’), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply.

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

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and consolidated financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing consolidated financial statements audited by an independent registered public accounting firm, and submit to the SEC, on a Form 6-K, unaudited quarterly financial information for the first three quarters of each fiscal year within 60 days after the end of each such quarter, or such applicable time as required by the SEC.

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

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-263694) for our initial public offering, which was declared effective by the SEC on June 30, 2022. On July 25, 2022, the Company completed its IPO of 54,000 shares of common stock at a price to the public of $125.00 per share for $6.75 million. In addition, on July 25, 2022, Boustead Securities, LLC, as representative of several underwriters, exercised an over-allotment option (the “Option”) in part to purchase 8,100 ordinary shares from the Company in connection with the IPO at a price of $125.00 per ordinary share for $1.01 million. The net proceeds raised from the initial public offering were $6,557,570 after deducting underwriting discounts and the offering expenses payable by us.

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

The Company filed resale F-1 on November 21, 2022 to register the resale of ordinary shares and ordinary shares issuable upon exercise of the warrants (File Number 333-268486) offered by certain selling shareholders. The Company did not receive any proceeds from the sale of ordinary shares by the selling shareholder. However, the Company received approximately $4.0 million in gross proceeds from the exercise of the warrants as the warrant holders exercised the warrants.

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

On June 7, 2024, the Company received net proceeds of $754,511 from an At-the-Market Offering, pursuant to an At The Market Offering Agreement (the “Sales Agreement”) with H.C. Wainwright & Co., LLC (the “Sales Agent”), acting as the Company’s sales agent. In addition, the Company received $4,389,863 in net proceeds from a registered direct offering from the sale of 44,356 ordinary shares at a price of $112.50 per share.

On August 19, 2024, 10,726 warrants with a strike price of $73.35 were exercised for gross proceeds of $786,736 and 10,726 ordinary shares were issued.

On August 26, 2025, the Company received net proceeds of $2,070,707 from an At-the-Market Offering, pursuant to the Sales Agreement with the Sales Agent and issued 88,060 ordinary shares at an average price of $24.3225 per share.

On December 3, 2025, the Company received net proceeds of $712,000 from an At-the-Market Offering, pursuant to the Sales Agreement with the Sales Agent and issued 35,200 ordinary shares at an average price of $20.9375 per share.

On December 3, 2025, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with an accredited investor (the “Purchaser”) for a private placement offering, pursuant to which the Company received gross proceeds of $5,000,000, before deducting placement agent fees and other offering expenses, in consideration of (i) pre-funded warrants (the “Pre-Funded Warrants”) to purchase 500,000 ordinary shares, par value $0.001 per share, of the Company (the “Ordinary Shares”) and (ii) preferred investment options to purchase up to 500,000 Ordinary Shares (the “Preferred Options”) at a purchase price of $9.9975 per Pre-Funded Warrant and associated Preferred Option (the “Offering”).

As of March 31, 2026, we had used $4,621,892 in operating activities and $255,831 in investing activities. The proceeds were primarily used for research and development activities, general and administrative costs and the purchases of lab equipment.

Item 15. Controls and Procedures.

Disclosure controls and procedures

Our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of March 31, 2026. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures as of March 31, 2026 were not effective due to the control deficiency in internal control over financial reporting described below.

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

The Company has determined that it is too small to effectively assess our internal control over financial reporting as of March 31, 2026, based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

There has been no change in the Company’s internal control over financial reporting during the year ended March 31, 2026 that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting. Management will continue to monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and are committed to taking further action and implementing additional improvements as necessary.

Attestation Report of Registered Public Accounting Firm

Not applicable.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting, other than as described above, that occurred during the year ended March 31, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert.

Our Board of Directors has determined that Mr. Haight, Mr. Miller and Mr. Norton are audit committee financial experts, as defined by applicable SEC regulations. Each audit committee member qualified as an “independent director,” as that term is defined under Nasdaq rules.

Item 16B. Code of Ethics.

We have adopted a code of ethics, referred to as a Code of Business Conduct, applicable to our directors, officers and all other employees. Our code of ethics is publicly available on our website at www.viraxbiolabs.com. If we make any amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, which applies to our chief executive officer, chief financial officer, or persons performing similar functions, we will disclose the nature of such amendment or waiver on our website. A copy of the code of ethics is filed herewith as Exhibit 11.2.

Item 16C. Principal Accountant Fees and Services.

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	For the Year Ended March 31,
	2026	2025
Services Rendered
Audit	$87,500	$119,300
Audit related services	—	—
Tax	—	—
All other fees	5,000	16,000
Total	$92,500	$135,300

1.
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.
2.
Audit related services consist of services that were reasonably related to the performance of the audit or reviews of our consolidated financial statements and not included under “Audit Fees” above, including, principally, providing consents for registration statement filings.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

ITEM 16J. Insider Trading Policy

The Company has adopted the insider trading policy and procedures governing the purchase, sale, and other dispositions of its securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any Nasdaq rules applicable to the registrant upon its IPO in 2022. A copy of the insider trading policy is filed herewith as Exhibit 11.1.

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

For the fiscal year ended March 31, 2026, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

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

Our third-party service providers currently comprises of senior IT professionals with expertise in risk management, cybersecurity, and information technology. These individuals have, and any future individuals are expected to have credentials relevant to their role, which includes prior experience working in similar roles and formal education. The third-party service providers are also expected to keep abreast of cybersecurity best practices and procedures. The third-party service providers are responsible for assessing, identifying and mitigating material cybersecurity risks, including at a strategic level, monitoring for, defending against and remediating cybersecurity incidents and implementing and making improvements to our overall cybersecurity strategy.

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

PART III

Item 17. Consolidated Financial Statements.

We have responded to Item 18 in lieu of responding to this item.

Item 18. Consolidated Financial Statements.

Please refer to the consolidated financial statements beginning on page F-1.

Item 19. Exhibits.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1

Third Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.1 of Form 6-K (File No. 001-41440) filed with the Securities and Exchange Commission on December 20, 2023)

1.2

Fourth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.3 of Form 6-K (File No. 001-41440) filed with the Securities and Exchange Commission on May 22, 2026)

2.1

Specimen certificate evidencing ordinary shares (incorporated by reference to Exhibit 4.1 of Amendment No. 4 to our Registration Statement on Form F-1 (File No. 333-263694) filed with the Securities and Exchange Commission on June 21, 2022)

2.2

Form of Underwriter’s Warrant (incorporated by reference to Exhibit 4.2 of Amendment No. 4 to our Registration Statement on Form F-1 (File No. 333-263694) filed with the Securities and Exchange Commission on June 21, 2022)

2.3

Description of Securities (incorporated herein by reference to the section titled “Description of Share Capital and Governing Documents” in the Registrant’s registration statement on Form F-1 (File No. 333-263694)), originally filed with the Securities and Exchange Commission on March 18, 2022, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on June 30, 2022)

4.1

Office Agreement between Virax Biolabs Ltd and the Argyll Club Ltd, dated September 6, 2021. (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-63694) filed with the Securities and Exchange Commission on March 18, 2022)

4.2

Secretarial Service and Office Agreement between Shanghai Biotechnology Devices Limited and Flexkin Corporate Services Limited, dated April 26, 2021 (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-263694) filed with the Securities and Exchange Commission on March 18, 2022)

4.3

Share Exchange Agreement between Virax Biolabs (Cayman) Limited, Virax Biolabs (UK) Limited, Virax Biolabs Limited and selling shareholders, dated September 20, 2021 (incorporated by reference to Exhibit 10.3 of our

Registration Statement on Form F-1 (File No. 333-263694) filed with the Securities and Exchange Commission on March 18, 2022)
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

8.1	List of Subsidiaries
10.1	Form of Securities Purchase Agreement dated December 3, 2025 (filed as Exhibit 10.1 to the Registrant’s report of foreign private issuer on Form 6 K on December 4, 2025).
10.2	Form of Registration Rights Agreement dated December 3, 2025 (filed as Exhibit 10.2 to the Registrant’s report of foreign private issuer on Form 6 K on December 4, 2025).
10.3	Form of Pre-Funded Warrant (filed as Exhibit 10.3 to the Registrant’s report of foreign private issuer on Form 6 K on December 4, 2025).
10.4	Form of Preferred Investment Option (filed as Exhibit 10.4 to the Registrant’s report of foreign private issuer on Form 6 K on December 4, 2025).
10.5	Form of Placement Agent Warrant (filed as Exhibit 10.5 to the Registrant’s report of foreign private issuer on Form 6 K on December 4, 2025).
10.6	Form of Securities Purchase Agreement dated March 8, 2023 (filed as Exhibit 10.1 to the Registrant’s report of foreign private issuer on Form 6‑K on March 10, 2023.
10.7	Form of Registration Rights Agreement dated March 8, 2023 (filed as Exhibit 10.2 to the Registrant’s report of foreign private issuer on Form 6‑K on March 10, 2023).
10.8	Form of Pre-Funded ordinary share Purchase Warrant (filed as Exhibit 10.3 to the Registrant’s report of foreign private issuer on Form 6‑K on March 10, 2023).
10.9	Form of Series A Preferred Investment Options (filed as Exhibit 10.4 to the Registrant’s report of foreign private issuer on Form 6‑K on March 10, 2023).
10.1	Form of Series B Preferred Investment Options (filed as Exhibit 10.5 to the Registrant’s report of foreign private issuer on Form 6‑K on March 10, 2023).
10.11	Securities Purchase Agreement dated November 3, 2022 (filed as Exhibit 10.1 to the Registrant’s report of foreign private issuer on Form 6-K on November 8, 2022 (File No. (001-41440)).
10.12	Registration Rights Agreement dated November 3, 2022 (filed as Exhibit 10.3 to the Registrant’s report of foreign private issuer on Form 6-K on November 8, 2022 (File No. (001-41440)).
10.13	Pre-Funded ordinary share Purchase Warrant (filed as Exhibit 10.4 to the Registrant’s report of foreign private issuer on Form 6-K on November 8, 2022 (File No. (001-41440)).
10.14	ordinary share Purchase Warrant (filed as Exhibit 10.2 to the Registrant’s report of foreign private issuer on Form 6-K November 8, 2022 (File No. (001-41440)).
11.1	Insider Trading Policy (incorporated by reference to Exhibit 99.4 of our Form 6-K (File No. 001-41440) filed with the Securities and Exchange Commission on July 26, 2022)
11.2

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

Virax Biolabs Group Limited
/s/ James Foster
July 2, 2026	Chief Executive Officer

Virax Biolabs Group Limited

Index to Consolidated Financial Statements

Page
Consolidated Financial Statements for the Years Ended March 31, 2026, 2025 and 2024
Report of Independent Registered Public Accounting Firm (PCAOB ID Number 6906)	F-2

Consolidated Financial Statements:
Consolidated Statements of Financial Position as of March 31, 2026, and 2025	F-3
Consolidated Statements of Loss and Other Comprehensive Loss for the Years Ended March 31, 2026, 2025 and 2024	F-4
Consolidated Statements of Changes in Shareholders' Equity for the Years Ended March 31, 2026, 2025 and 2024	F-5
Consolidated Statements of Cash Flows for the Years Ended March 31, 2026, 2025 and 2024	F-6
Notes to Consolidated Financial Statements for the Years Ended March 31, 2026, 2025 and 2024	F-7

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Virax Biolabs Group Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Virax Biolabs Group Limited (the “Company”), as of March 31, 2026 and 2025, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2026, and related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2026, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audits of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ Reliant CPA PC

Reliant CPA PC

Served as Auditor since 2023

Newport Beach, CA

July 2, 2026

VIRAX BIOLABS GROUP LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of March 31,
	2026	2025
Assets
Current assets:
Cash	$6,438,909	$4,228,944
VAT receivable	27,112	30,654
Inventories	—	94,675
Prepaid expenses and deposits	362,577	539,382
Total current assets	6,828,598	4,893,655

Non-current assets:
Right-of-use assets, net	327,381	306,652
Property, plant & equipment, net	1,168,793	1,226,596
Total non-current assets	1,496,174	1,533,248

Total assets	$8,324,772	$6,426,903

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$309,463	$250,170
Lease liabilities, current	81,102	52,993
Accounts payable - related parties	265,982	337,576
Loan payable	28,477	32,468
Total current liabilities	685,024	673,207

Non-current liabilities
Non-current lease liabilities	304,808	291,543

Total liabilities	989,832	964,750

Commitments and contingencies (Note 15)

Virax Biolabs Shareholders’ equity
Ordinary shares, $0.025 par value, 2,000,000 shares authorized; 579,218 and 173,679 issued and outstanding as of March 31, 2026 and 2025, respectively*	14,480	4,342
Reserves	37,486,133	30,168,692
Accumulated deficit	(29,612,994)	(24,589,244)
Accumulated Other Comprehensive Income (loss)	(310,278)	112,330
Total shareholders’ equity (Virax Biolabs)	7,577,341	5,696,120
Non-Controlling Interest	(242,401)	(233,967)
Total shareholders’ equity attributable to Virax Biolabs ordinary shareholders	7,334,940	5,462,153

Total liabilities and shareholders’ equity	$8,324,772	$6,426,903

*All share amounts have been given retroactive effect in the consolidated financial statements as a result of the 1 for 10 Share Consolidation on December 18, 2023 and 1 for 25 Share Consolidation on June 26, 2026. See Note 16.

The accompanying notes are an integral part of these consolidated financial statements.

VIRAX BIOLABS GROUP LIMITED

CONSOLIDATED STATEMENTS OF LOSS

AND OTHER COMPREHENSIVE LOSS

	For the Year Ended March 31,
	2026	2025	2024
Revenue	$12,423	$6,331	$156,419
Cost of revenue	4,733	59,398	105,829
Gross profit (loss)	7,690	(53,067)	50,590

Operating expenses:
General and administrative	2,669,062	3,992,400	4,571,279
Research & development	3,738,358	2,031,335	1,614,636
Impairment of intangible asset	—	—	390,355
Total operating expenses	$6,407,420	$6,023,735	$6,576,270

Operating loss	$(6,399,730)	$(6,076,802)	$(6,525,680)

Other income (expenses):
Interest expense, net	(61,772)	(58,179)	(26,878)
Other income (expense), net	33	17,183	(215,769)
Foreign currency gain (loss), net	529,045	(86,095)	29,207
Total other income (expenses), net	467,306	(127,091)	(213,440)
Loss before income taxes	(5,932,424)	(6,203,893)	(6,739,120)

Income tax benefit	(900,240)	(136,661)	—

Net loss	$(5,032,184)	$(6,067,232)	$(6,739,120)

Net loss attributable to non-controlling interest	(8,434)	(5,985)	(5,583)
Net loss attributable to Virax Biolabs shareholders	(5,023,750)	(6,061,247)	(6,733,537)

Other comprehensive income (loss):
Foreign currency adjustment	422,608	(110,379)	(3,639)
Total Comprehensive loss	$(5,454,792)	$(5,956,853)	$(6,735,481)

Comprehensive loss attributable to non-controlling interest	(8,434)	(5,985)	(5,583)
Comprehensive loss attributable to Virax Biolabs shareholders	$(5,446,358)	$(5,950,868)	$(6,729,898)

Basic and diluted weighted average shares outstanding*
Ordinary shares	397,590	149,214	80,257
Basic and diluted net loss per share to Virax Biolabs shareholders*
Ordinary shares	$(12.64)	$(40.62)	$(83.90)

*All share amounts have been given retroactive effect in the consolidated financial statements as a result of the 1 for 10 Share Consolidation on December 18, 2023 and 1 for 25 Share Consolidation on June 26, 2026. See Note 16.

The accompanying notes are an integral part of these consolidated financial statements.

VIRAX BIOLABS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Ordinary shares*		Reserves	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity (Virax)	Non Controlling Interest	Total Shareholders’ Equity
	Shares	Amount
Balance at March 31, 2023	62,189	$1,555	$20,921,005	$(11,794,460)	$(1,688)	$9,126,412	$(222,399)	$8,904,013
Pre-funded warrant exercise	9,374	234	—	—	—	234	—	234
Warrant exercise	29,363	734	1,871,772	—	—	1,872,506	—	1,872,506
Shares issued for settlement of debt	900	23	85,479	—	—	85,502	—	85,502
Shares issued for rounding on Share Consolidation	1,131	28	—	—	—	28	—	28
Stock-based compensation	—	—	1,011,973		—	1,011,973		1,011,973
Foreign currency adjustment	—	—	—	—	3,639	3,639	—	3,639
Net Loss	—	—	—	(6,733,537)	—	(6,733,537)	(5,583)	(6,739,120)
Balance at March 31, 2024	102,957	$2,574	$23,890,229	$(18,527,997)	$1,951	$5,366,757	$(227,982)	$5,138,775
Shares issued for cash	59,997	1,500	5,126,686	—	—	5,128,186	—	5,128,186
Warrant exercise	10,725	268	786,468	—	—	786,736	—	786,736
Stock-based compensation	—	—	365,309	—	—	365,309	—	365,309
Foreign currency adjustment	—	—	—	—	110,379	110,379	—	110,379
Net Loss	—	—	—	(6,061,247)	—	(6,061,247)	(5,985)	(6,067,232)
Balance at March 31, 2025	173,679	$4,342	$30,168,692	$(24,589,244)	$112,330	$5,696,120	$(233,967)	$5,462,153
Shares issued for cash	123,259	3,081	2,779,626	—	—	2,782,707	—	2,782,707
PIPE transaction	—	—	4,413,758	—	—	4,413,758	—	4,413,758
Pre-funded warrant exercise	282,280	7,057	(6,352)	—	—	705	—	705
Stock-based compensation	—	—	130,409	—	—	130,409	—	130,409
Foreign currency adjustment	—	—	—	—	(422,608)	(422,608)	—	(422,608)
Net Loss	—	—	—	(5,023,750)	—	(5,023,750)	(8,434)	(5,032,184)
Balance at March 31, 2026	579,218	$14,480	$37,486,133	$(29,612,994)	$(310,278)	$7,577,341	$(242,401)	$7,334,940

*All share amounts have been given retroactive effect in the consolidated financial statements as a result of the 1 for 10 Share Consolidation on December 18, 2023 and 1 for 25 Share Consolidation on June 26, 2026. See Note 16.

The accompanying notes are an integral part of these consolidated financial statements.

VIRAX BIOLABS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended March 31,
	2026	2025	2024
Cash flows from operating activities:
Net loss	$(5,032,184)	$(6,067,232)	$(6,739,120)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	361,229	266,601	54,870
Amortization of right-of-use assets	77,789	76,786	48,229
Impairment of intangible asset	—	—	390,355
Accretion expense	51,875	45,600	30,003
Stock-based compensation	130,409	365,309	1,011,973
Loss on disposal of property, plant & equipment	32,187	—	—
Gain on debt extinguishment	-	—	(12,465)
Other expense	-	—	85,500
Foreign currency translation (gain) loss	(501,927)	123,743	3,668
Net changes in operating assets & liabilities:
Prepaid expenses and deposits	176,805	(26,600)	(231,307)
VAT receivable	3,542	187,189	(217,843)
Inventories	94,675	(34,292)	(60,383)
Loan payable	(3,991)	32,468	(149,906)
Accounts payable - related parties	(71,594)	337,576	—
Deferred revenue	—	—	(38,250)
Accounts payable and accrued liabilities	59,293	129,276	(572,246)
Net cash used in operating activities	$(4,621,892)	$(4,563,576)	$(6,396,922)

Cash flows from investing activities:
Investment - internally developed software	—	—	(211,952)
Purchase of property, plant & equipment	(255,831)	(603,890)	(952,497)
Net cash used in investing activities	$(255,831)	$(603,890)	$(1,164,449)

Cash flows from financing activities:
Lease payments	(109,482)	(107,756)	(56,366)
Payments to related parties	—	—	(18,296)
Proceeds from shares issuance for cash	2,782,707	5,128,186	234
Proceeds from PIPE transaction	4,413,758	—	—
Proceeds from warrant exercise	705	786,736	1,872,505
Net cash provided by financing activities	$7,087,688	$5,807,166	$1,798,077

Net change in cash	2,209,965	639,700	(5,763,294)
Cash at beginning of year	4,228,944	3,589,244	9,352,538
Cash at end of year	$6,438,909	$4,228,944	$3,589,244

Supplemental disclosure of cash flow information
Cash paid during the year for:
Taxes	$—	$—	$—
Interest	$40,998	$(78,953)	$6,104

Supplemental disclosure of non-cash investing and financing activities:
Addition of Right-of-use assets	$80,862	$181,641	$254,319

The accompanying notes are an integral part of these consolidated financial statements.

VIRAX BIOLABS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

Note 1 — General information

Virax Biolabs Group Limited is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of its own, it conducts substantially all of its operations through subsidiaries in the United Kingdom, the United States and China and has been operating since 2013.

The Company is a biotechnology company focused on the detection of immune responses and the development of immune profiling and in vitro diagnostic technologies for viral and immune-mediated diseases, with a current strategic focus on post-acute infection syndromes (“PAIS”) and related areas of chronic immune dysfunction. The Company’s principal development activities are centered on T cell-based in vitro diagnostics and immune profiling.

The Company’s lead product candidate, ViraxImmune™, is an in-development T cell-based assay and immune profiling platform intended to support the assessment of immune dysfunction, initially in PAIS indications. ViraxImmune™ is being evaluated in clinical and analytical studies relating to conditions including long COVID, myalgic encephalomyelitis / chronic fatigue syndrome (“ME/CFS”) and post-treatment Lyme disease (“PTLD”), with the goal of generating data that may support future regulatory submissions and commercial strategies, subject to applicable regulatory requirements. In calendar year 2025, the Company completed a pre-submission meeting with the U.S. Food and Drug Administration (“FDA”) to inform its regulatory planning for ViraxImmune™. ViraxImmune™ remains in development and is not approved for diagnostic use in any jurisdiction.

The Company’s current strategy for ViraxImmune™ contemplates a potential initial U.S. laboratory-developed test (“LDT”) pathway, subject to applicable regulatory requirements, followed by a potential in vitro diagnostic (“IVD”) pathway for broader regulated market access. In parallel, the Company is advancing U.S. clinical validation activities, including activities associated with Emory University, to support evidence generation for its PAIS-focused development program. These activities are intended to inform future development, regulatory and commercial decisions, although there can be no assurance as to timing, outcome or commercialization.

Alongside ViraxImmune™, the Company is developing and commercializing its ImmuneSelect research-use-only (“RUO”) portfolio, which includes peptide pools, ELISpot plates and related immune reagents. These products are for research use only, are not intended for use in clinical diagnosis or patient management. The Company views ImmuneSelect as both a standalone RUO product offering for laboratories and biopharmaceutical partners and as a complementary channel to support technical engagement, market awareness and assay development experience relevant to the broader ViraxImmune™ platform.

These consolidated financial statements are presented in US dollars.

Going Concern

The Company has recurring losses, accumulated deficit totaling $29,612,994 and negative cash flows used in operating activities of $4,621,892 as of and for the year ended March 31, 2026. At March 31, 2026, the Company had a cash balance of $6,438,909 and current liabilities of $685,024. No adjustments have been made to the carrying amount of the assets and liabilities. For the year ended March 31, 2026, the Company had a net increase in cash of $2,209,965. Even with the increase in cash, these other factors raise a substantial doubt as to the Company’s ability to continue as a going concern for a period that is one year from the issuance date of these consolidated financial statements. If the Company is unable to obtain funding, the Company could be forced to delay, reduce, or eliminate its research and development, regulatory, and commercial efforts which could adversely affect its future business prospects and its ability to continue as a going concern.

Management plans to fund its cash flow needs through current cash on hand and future debt and/or equity financings which it may obtain through one or more public or private equity offerings, debt financings, government or other third-party funding, strategic alliances, or collaboration agreements. However, there can be no assurance that any such funding will be available in sufficient amounts to provide the necessary capital to fund our operations or on terms acceptable to the Company, or at all, and material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern for a period that is one year from the issuance date of these consolidated financial statements.

The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Until such time that the Company implements its growth strategy, it expects to continue to generate operating losses in the foreseeable future, mostly due to research and development activities, corporate overhead and costs of being a public company. The Company will need to generate additional revenue or raise additional capital in the near term to fund its ongoing operations and business activities.

Note 2 — Summary of Significant Accounting Policies

This summary provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements to the extent they have not been disclosed in the other notes below. The policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

Compliance with IFRS

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Issues Committee (“IFRIC”). The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

These consolidated financial statements have been prepared on a historical cost basis, modified where applicable. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The consolidated financial statements were authorized for issuance by the Audit Committee of the Board of Directors on July 2, 2026.

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

The following is a list of the Company's operating subsidiaries as of March 31, 2026, 2025 and 2024.

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

Change in Presentation

Certain prior year amounts have been reclassified to conform to the current year presentation.

During the year ended March 31, 2026, the Company revised the classification of depreciation expense relating to laboratory equipment used in research and development activities from General and Administrative expenses to Research and Development expenses within the statement of profit or loss. As a result, $251,533 of expense previously included within General and Administrative expenses for the year ended March 31, 2025 has been reclassified to Research and Development expenses.

During the year ended March 31, 2026, the Company revised the presentation of foreign exchange gains and losses arising from the remeasurement of foreign currency denominated monetary assets and liabilities, including intercompany receivables and payables. Based on the nature of these transactions, management concluded that they are more appropriately presented within Other Income (Expense) in the Statement of Profit or Loss rather than within General and Administrative expenses, as they do not represent operating expenditures. Accordingly, foreign exchange losses of $86,095 and gain of $29,207 previously included within General and Administrative expenses for the years ended March 31, 2025 and 2024, respectively, have been reclassified to Other Income (Expense) in the Statement of Profit or Loss.

The reclassification affects only the presentation of expenses within the statement of profit or loss and had no impact on profit or loss, total comprehensive income, total equity, total assets, total liabilities, net assets, or cash flows.

Segment information

The Company has one reportable segment. During the year ended March 31, 2026, the Company’s operating activities were primarily focused on ViraxImmune™, its in-development T cell immune profiling and diagnostic platform, and ImmuneSelect, its research-use-only portfolio of peptide pools, ELISpot plates and related immune reagents. The Company previously generated revenue from historical ViraxClear and ViraxVet third-party test kit distribution activities, which are no longer active strategic product lines of the Company.

The chief operating decision maker, which the Company has identified as its Chief Executive Officer, is responsible for allocating resources and assessing performance and reviews financial information, including the consolidated statements of loss and other comprehensive loss, consolidated statements of financial position and consolidated statements of cash flows, about the Company as a whole.

Foreign currency translation

Functional and presentation currency

Items included in the consolidated financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in US dollar, which is the Company’s presentation currency.

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

Exchange rates

The most important exchange rates per USD 1.00 that have been used in preparing the consolidated financial statements are:

	Closing rate			Average rate
	As of March 31,			For the Year Ended March 31,
	2026	2025	2024	2026	2025	2024
British Pound	0.748	0.795	0.791	0.737	0.784	0.796
Euro	0.866	0.959	0.926	0.845	0.931	0.920
Singapore Dollar	1.277	1.343	1.349	1.264	1.338	1.345
Renminbi	6.873	7.286	7.220	6.911	7.217	7.165

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

If the warrants do not meet liability classification, the Company assesses the requirements that contracts that require or may require the issuer to settle the contract for cash are liabilities recorded at fair value, irrespective of the likelihood of the transaction occurring that triggers the net cash settlement feature. If the warrants do not require liability classification, in order to conclude equity classification, the Company assesses whether the warrants are indexed to its common stock and whether the warrants are classified as equity. After all relevant assessments are made, the Company concludes whether the warrants are classified as liability or equity. Liability-classified warrants are required to be accounted for at fair value both on the date of issuance and on subsequent accounting period ending dates, with all changes in fair value after the issuance date recorded as a component of other income (expense), net in the Company's consolidated statement of profit and loss and other comprehensive loss. Equity-classified warrants are accounted for at fair value on the issuance date with no changes in fair value recognized after the issuance date. As of March 31, 2026 and 2025, all of the Company’s outstanding warrants are equity-classified warrants. See Note 16.

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

Impairment of assets

Intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in profit or loss for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use and is calculated with reference to future discounted cash flows that the asset is expected to generate when considered as part of a cash-generating unit. Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period. If an impairment subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment charge been recognized for the asset in prior periods. The Company performed an evaluation for impairment for the years ended March 31, 2026 and 2025 and concluded there was no impairment.

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

Cash

For the purposes of presentation in the consolidated statements of cash flows, cash includes cash in the bank.

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

Accounts payables and accrued liabilities

Accounts payable and accrued liabilities are liabilities for goods and services provided to the Company prior to the end of the financial year which are unpaid. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method. They are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. All the accounts payable and accrued liabilities were current for the years ended March 31, 2026 and 2025.

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

At March 31, 2026 and 2025, there were no financial instruments measured at fair value on a recurring basis.

Impairment of financial assets amortized at cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized. The Company does not have any of these at March 31, 2026 or 2025.

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

Note 3 — Critical estimates and judgments

The preparation of the consolidated financial statements in accordance with IFRS requires the Company to use judgment in applying its accounting policies and make estimates and assumptions about reported amounts at the date of the consolidated financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

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

Estimating the fair value of warrants and share-based payment transactions - The Company utilizes a Black-Scholes model to estimate the fair value of its share-based payments. In applying these models, management must estimate the expected life of the warrants and options and the expected future volatility of the Company’s estimated share price, and make such assumptions based on a proxy of publicly-listed entities under an expectation that historical volatility is representative of the expected future volatility.

Other significant judgments - The preparation of these consolidated financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s consolidated financial statements include:

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

Note 4 — Revenue from contracts with customers

Disaggregation of revenue from contracts with customers

The principal revenue activities of the Company for the years ended March 31, 2026, 2025 and 2024 were as follows:

	For the Year Ended March 31,
Revenue categories	2026	2025	2024
Revenue from test kit sales	$12,423	$6,331	$156,419
Total Revenue	$12,423	$6,331	$156,419

For the years ended March 31, 2026, 100% of the revenue derived from the Company's research-use-only ("RUO") products. For the years ended March 31, 2025 and 2024, 100% of the revenue derived from the Company's ViraxClear and ViraxVet test kit distribution. Revenues have decreased from the prior year due to the Company's decreasing focus on the ViraxClear and ViraxVet platforms.

Accounting policies and significant judgments

Management does not consider there to be any significant judgments or estimates in the revenue recognition for the years ended March 31, 2026, 2025 and 2024.

Note 5 — Income tax

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	For the Year Ended March 31,
	2026	2025	2024
Loss for the year	$(5,032,184)	$(6,067,232)	$(6,739,120)

Expected income tax (recovery)	(1,225,526)	(1,014,891)	(821,664)
Change in statutory, foreign tax, foreign exchange rates and other	(22,810)	65,781	9,519
Permanent Difference	9	252	181,257
Provision to NOLs	(2,027,434)	927,476	181,755
Change in unrecognized deductible temporary differences	2,375,521	(115,279)	449,133
Total income tax expense (recovery)	$(900,240)	$(136,661)	$—

	As of March 31,
	2026	2025
Deferred Tax Assets (liabilities)
Unrealized gain/loss	$(21)	$17,145
Foreign currency (OCI)	(143,818)	10,383
Intangible assets	—	—
Depreciation	(292,198)	(296,736)
Non-capital losses available for future period	2,935,021	1,597,167
	2,498,984	1,327,959
Unrecognized deferred tax assets	(2,498,984)	(1,327,959)
Net deferred tax asset (liability)	$—	$—

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	March 31, 2026	Expiry Date Range	March 31, 2025	Expiry Date Range
Temporary Differences
Non-capital losses available for future period - finite	$109,719	5 years	$704,429	5 years
Non-capital losses available for future period	$2,032,440	No expiry date	$6,639,511	No expiry date

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

At March 31, 2026 and 2025, there is an unrecognized deferred tax asset from net operating losses of $2,498,984 and $1,327,959, respectively.

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

Uncertain Tax Positions

The Company did not have significant unrecognized uncertain tax positions, or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended March 31, 2026 and 2025.

Note 6 — Loss per share

	As of March 31,
	2026	2025	2024
Net loss attributable to Virax Biolabs Shareholders	$(5,023,750)	$(6,061,247)	$(6,733,537)
Basic and diluted loss per share	$(12.64)	$(40.62)	$(83.90)

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of ordinary shares in issue during the financial year. This calculation takes into effect the Share Consolidation as discussed in Note 16.

Diluted loss per share

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Company had no dilutive shares for the years ended March 31, 2026, 2025 and 2024. This calculation takes into effect the Share Consolidation as discussed in Note 16. The Company's basic and dilutive loss per share as of March 31, 2026, 2025, and 2024 are as follows:

	As of March 31,
	2026	2025	2024
Weighted average number of ordinary shares used in basic and diluted loss per share (Ordinary shares)	397,590	149,214	80,257
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted loss per share(1)	397,590	149,214	80,257

(1)
For the years ended March 31, 2026, 2025 and 2024, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

Note 7 — VAT Receivable and Tax Credits

	For the Year Ended March 31,
	2026	2025
Unfiled VAT receivable	$27,112	$30,654
Total VAT receivable	$27,112	$30,654

Total VAT receivable as of March 31, 2026 consisted of $27,112 of receivable that has not been filed with the HM Revenues & Customs (HMRC) in the United Kingdom. Total VAT receivable as of March 31, 2025 consisted of $30,654 of receivable that has yet to be filed with the HM Revenues & Customs (HMRC) in the United Kingdom.

For the years ended March 31, 2026 and 2025, the Company received $900,240 and $136,661 in research and development tax credits from the HMRC, respectively. The credit is from qualified expenses paid by the Company on behalf of research and development projects approved by the HMRC.

Note 8 — Inventories

	As of March 31,
	2026	2025
Raw materials	49,956	$49,956
Work-in-process	44,719	44,719
Finished goods	—	46,904
Less: Write down of inventories	(94,675)	(46,904)
Inventories, net	$—	$94,675

Inventories were written off as of March 31, 2026 due to shelf life limitations. Inventories at March 31, 2025 consisted of raw materials and work-in-progress that consist of chemicals and compounds used in our development of ViraxImmune™. Finished goods inventories, which were written off to research and development costs, consists of ViraxClear and ViraxVet test kits stored in a warehouse operated by a third party and were written down due to the expiration of the products. During the years ended March 31, 2026, 2025 and 2024, inventories expensed to cost of revenue were $4,733, $59,398, and $105,829, respectively.

Note 9 — Prepaid Expenses and Deposits

	As of March 31,
	2026	2025
Prepaid directors and officers insurance	$104,260	$122,260
Prepaid Nasdaq fee	54,007	39,750
Prepaid vendor products	48,042	94,062
Prepaid clinical trials	52,596	148,744
Deposits	42,265	47,633
Prepaid software subscription	24,376	40,376
Other	37,031	46,557
Prepaid expenses and deposits	$362,577	$539,382

Note 10 — Property, plant & equipment, net

	Lab Equipment	Computer Equipment	Capitalized Software	Total
Cost
Balance as of March 31, 2024	$890,867	$11,859	$49,771	$952,497
Additions	594,401	9,489	—	603,890
Disposals	—	—	—	—
Effects of currency translation	(11,607)	(148)	(206)	(11,961)
Balance as of March 31, 2025	$1,473,661	$21,200	$49,565	$1,544,426
Additions	252,544	3,287		255,831
Disposals	—	(691)	—	(691)
Effects of currency translation	90,848	6,387	3,056	100,291
Balance as of March 31, 2026	$1,817,053	$30,183	$52,621	$1,899,857

Accumulated Depreciation
Balance as of March 31, 2024	$52,671	$2,199	$—	$54,870
Depreciation	251,533	5,155	9,913	266,601
Disposals	—	—	—	—
Effects of currency translation	(3,570)	(71)	—	(3,641)
Balance as of March 31, 2025	$300,634	$7,283	$9,913	$317,830
Depreciation	343,255	8,326	9,648	361,229
Disposals	—	(265)	32,452	32,187
Effects of currency translation	18,510	700	608	19,818
Balance as of March 31, 2026	$662,399	$16,044	$52,621	$731,064

Net book value at March 31, 2025	1,173,027	13,917	39,652	1,226,596
Net book value at March 31, 2026	1,154,654	14,139	—	1,168,793

Depreciation expense for the years ended March 31, 2026, 2025 and 2024 was $361,229, $266,601, and $54,870, respectively.

Note 11 — Accounts payable and accrued liabilities

	As of March 31,
	2026	2025
Accounts payable	51,766	56,093
Accrued bonuses	85,044	60,485
Accrued payroll taxes	14,991	7,049
Accrued liabilities	157,662	126,543
Total accounts payable and accrued liabilities	$309,463	$250,170

Amounts included in accounts payables

Accounts payable for the year ended March 31, 2026 consists mostly of routine operating costs. Accrued liabilities for the year ended March 31, 2026 consists mainly of accrued professional services and unpaid wages of the Shanghai office personnel. Accounts payable and accrued liabilities for the year ended March 31, 2025 consisted mainly of professional fees, legal fees and consulting services to various vendors.

Retirement and Pension Plans

In the United Kingdom and China, the Company participates in government-mandated pension and social security programs. Contributions to these plans are required by law and are based on a percentage of employee compensation. The Company’s obligation is limited to the statutory contributions, which are recognized as expense in the period in which the related payroll costs are incurred. The Company has no further obligations beyond these contributions. Total pension and related expense for the years ended March 31, 2026, 2025 and 2024 was approximately $ 88,723, $81,143 and $39,234 respectively, and consists solely of statutory contributions to government plans.

Note 12 — Loan Payable

On July 1, 2025, the Company entered into a loan payable with a third party for the purpose of financing its Directors and Officers insurance policy. The unsecured loan at inception was $276,750 for a period of ten months with a 7.70% fixed interest rate. At March 31, 2026, the balance of the loan payable was $28,477. Total payments for the loan totaled $257,949. Interest expense for the year ended March 31, 2026 was $7,902.

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

There was no accrued interest at March 31, 2026 and 2025.

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

During the year ended March 31, 2026, the Company entered into additional lease arrangements for two laboratory rooms and one office room at BioCity, increasing the total leased premises to eleven rooms.

A lease deposit of GBP 21,703 was paid in relation to these agreements.

Total lease expense for the years ended March 31, 2026, 2025 and 2024 were GBP 96,987, GBP 85,406 and GBP 39,774

The annual rent as of March 31, 2026 is as follows:

To January 31, 2027	GBP 98,150
To January 31, 2028	GBP 103,056
To January 31, 2029	GBP 108,208
To January 31, 2030	GBP 17,853
To January 31, 2031	GBP 18,746

In addition to the annual rent, other fees such as insurance, utilities and government fees are approximately $174,978 per year.

The Company's office space lease in Shanghai consists of one office room. The original lease commenced in August 2023 and ended on September 30, 2024 which was accounted for under IFRS 16 - "Leases." This lease was renewed on a short-term basis. Lease expense for the years ended March 31, 2026, 2025 and 2024 was $29,400, $35,900 and $35,900, respectively. There were no other service costs associated with this lease. This lease is being renewed on a three-month basis.

We currently do not have leases with residual value guarantees or leases not yet commenced to which we are committed. Lease liabilities have been measured by discounting future lease payments using our estimated incremental borrowing rate of 15% as rates implicit in the leases were not readily determinable.

The following table summarizes our right-of-use assets activity for the BioCity and Shanghai lease for the years ended March 31, 2026, 2025 and 2024, respectively.

Office and Lab Leases
Cost
Balance at March 31, 2024	$254,319
Additions	181,641
Effects of currency translation	(4,832)
Balance at March 31, 2025	$431,128
Additions	80,862
Effects of currency translation	23,282
Balance at March 31, 2026	$535,272

Accumulated amortization
Balance at March 31, 2024	$(48,229)
Amortization	(76,784)
Effects of currency translation	537
Balance at March 31, 2025	$(124,476)
Amortization	(77,787)
Effects of currency translation	(5,628)
Balance at March 31, 2026	$(207,891)

March 31, 2025 right-of-use assets, net	$306,652
March 31, 2026 right-of-use assets, net	$327,381

The following table summarizes the Company's lease liability activity for the BioCity lease and Shanghai lease for the years ended March 31, 2026, 2025 and 2024, respectively.

Total
Balance as of March 31, 2024	$224,300
Additions	211,524
Deletions	(32,510)
Payment of lease liabilities	(100,089)
Interest expense on lease liabilities	45,600
Effects of currency translation	(4,289)
Balance as of March 31, 2025	$344,536
Additions	80,860
Deletions	—
Payment of lease liabilities	(109,482)
Interest expense on lease liabilities	51,875
Effects of currency translation	18,121
Balance as of March 31, 2026	$385,910

The following table summarizes the maturity of our lease liabilities as of March 31, 2026 and 2025:

	March 31, 2026	March 31, 2025
Less than one year	$132,215	$99,960
One to five years	369,392	370,076
More than five years	—	—
Total lease payments	$501,607	$470,036
Less: imputed interest	(115,697)	(125,500)
Lease Liabilities	$385,910	$344,536

Note 14 — Related party transactions

	As of March 31,
	2026	2025
Related Party Payables
James Foster	$110,383	$119,700
Jason Davis(1)	50,000	110,100
Nigel McCracken	105,599	107,776
Total Related Party Payables	$265,982	$337,576

(1) Jason Davis resigned from the Company on June 13, 2025.

For the year ended March 31, 2026 and 2025, all related party payables consisted of accrued bonuses.

Related party compensation for the Company's Officers and Directors for the years ended March 31, 2026, 2025 and 2024 are as follows:

	Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	Other ($) (2)	Total ($)
James Foster, Chief Executive Officer and Director	2026	361,969	110,383	42,900	5,100	520,352
	2025	333,542	119,700	33,250	4,200	490,692
	2024	325,000	81,000	241,200	3,600	650,800
Nigel McCracken, Chief Operating Officer and Director	2026	351,995	105,599	42,900	27,830	528,324
	2025	315,051	107,776	33,250	25,209	481,286
	2024	175,000	50,000	71,600	3,540	300,140
Jason Davis, Former Chief Financial Officer(3)	2026	206,346	50,000	42,900	7,500	306,746
	2025	317,500	110,100	33,250	25,800	486,650
	2024	300,000	75,000	224,318	25,800	625,118
Evan Norton, Independent Director	2026	40,000	—	8,580	—	48,580
	2025	40,000	—	6,650	—	46,650
	2024	40,000	—	60,300	—	100,300
Yair Erez, Independent Director(4)	2026	13,333	—	8,580	—	21,913
	2025	40,000	—	6,650	—	46,650
	2024	40,000	—	60,300	—	100,300
Iain Miller, Independent Director	2026	26,667	—	—	—	26,667
	2025	—	—	—	—	—
	2024	—	—	—	—	—
Nelson Haight, Independent Director	2026	40,000	—	8,580	—	48,580
	2025	40,000	—	6,650	—	46,650
	2024	40,000	—	60,300	—	100,300

(1) These amounts represent the aggregate grant fair value of stock options granted in the year ended March 31, 2026, 2025, and 2024 calculated in accordance with IFRS 2 “Share-based payment". Assumptions used in the calculation of these amounts are discussed in Note 16.

(2)These amounts represent employee benefits paid on behalf of the Company such as pension and health insurance.

(3)Jason Davis resigned from the Company effective June 13, 2025; however, acts as the Company's fractional Chief Financial Officer.

(4)Yair Erez resigned from the Company effective July 28, 2025.

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

The carrying amount of the cash represents the maximum credit exposure which amounted to $6,438,909 and $4,228,944 as at March 31, 2026 and 2025, respectively.

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

As at March 31, 2026 and 2025, the Company had the following monetary assets and liabilities denominated in foreign currencies:

	As of March 31,
	2026	2025
	British Pound	British Pound
Cash	255,400	696,010
AP and Accrued Liabilities	(228,503)	(235,946)

	As of March 31,
	2026	2025
	Euro	Euro
Cash	35,689	74,782

Liquidity risk

The accompanying consolidated financial statements have been prepared on the basis of continuity of operations, realization of assets and the satisfaction of liabilities and commitments in the ordinary course of business.

Liquidity is the ability of a company to fund its current and future operations, satisfy its obligations, and otherwise operate on an ongoing basis. At March 31, 2026, the Company had a cash balance of $6,438,909 and current liabilities of $685,024. For the year ended March 31, 2026, the Company had a net increase in cash of $2,209,965. This increase was primarily from cash received from the PIPE transaction in December 2025. See Note 16.

Until such time that the Company implements its growth strategy, it expects to continue to generate operating losses in the foreseeable future, mostly due to research and development activities, corporate overhead and costs of being a public company.

Concentration risk

There was $12,423, $6,331 and $156,419 in revenue for the years ended March 31, 2026, 2025 and 2024, respectively. For the year ended March 31, 2026, no single customer accounted for any material revenue. For the year ended March 31, 2025, three customers accounted for 100% of the Company's revenue. For the year ended March 31, 2024, one customer accounted for 100% of the Company's revenue. There was no accounts receivable from these customers as of March 31, 2026, and 2025, respectively.

Capital Management

The Company aims to manage its capital resources to ensure financial strength and to maximize its financial flexibility by maintaining strong liquidity and by utilizing alternative sources of capital including equity, government grants, debt and bank loans or lines of credit to fund continued growth. The Company sets the amount of capital in proportion to risk and based on the availability of funding sources. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. As an early-stage growth company, the sale of ordinary shares has been the primary source of capital to date. Additional debt and/or equity financing may be pursued in future as deemed appropriate to fund the business. To maintain or adjust the capital structure, the Company may issue new shares, take on additional debt or sell assets to reduce debt.

Note 16 — Shareholder’s equity

Share Consolidations

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

Upon the effectiveness of the Share Consolidation, every ten issued and outstanding ordinary shares with a par value of US$0.0001 each was automatically consolidated into one issued and outstanding ordinary share with a par value of US$0.001 each. No fractional shares were issued as a result of the Share Consolidation. Instead, any fractional shares that would have resulted from the Share Consolidation were rounded up to the next whole number. The Share Consolidation affected all shareholders uniformly and did not alter any shareholder's percentage interest in the Company's outstanding ordinary shares, except for adjustments that may result from the treatment of fractional shares. The number of shares issued for this treatment was 28,290 shares. The Share Consolidation was approved by the Company's board of directors on November 3, 2023, and its shareholders on December 6, 2023. As such, all share and per share amounts, warrants and stock options have been given retroactive effect in the consolidated financial statements and footnotes for all periods presented.

Beginning with the opening of trading on June 26, 2026, the Company's ordinary shares began trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol "VRAX", but under a new CUSIP number of G9495L133. The objective of the Share Consolidation was to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on the Nasdaq Capital Market.

Upon the effectiveness of the Share Consolidation, which was June 26, 2026, every twenty-five issued and outstanding ordinary shares with a par value of US$0.001 each was automatically consolidated into one issued and outstanding ordinary share with a par value of US$0.025 each. No fractional shares were issued as a result of the Share Consolidation. Instead, any fractional shares that would have resulted from the Share Consolidation were rounded up to the next whole number. The Share Consolidation affected all shareholders uniformly and did not alter any shareholder's percentage interest in the Company's outstanding ordinary shares, except for adjustments that may result from the treatment of fractional shares. The number of shares issued for this treatment was 33 shares. The Share Consolidation was approved by the Company's board of directors and shareholders on June 12, 2026. As such, all share and per share amounts, warrants and stock options have been given retroactive effect in the consolidated financial statements and footnotes for all periods presented.

Authorized

As of March 31, 2026, there are a total of 2,000,000 shares authorized. The holders of our ordinary shares are entitled to such dividends as may be declared by our Board of Directors subject to the Cayman Companies Act and to our memorandum and articles of association.

Ordinary shares

Year ended March 31, 2024

On April 19, 2023, the March Pre-Funded Warrants were exercised in full and 9,374 ordinary shares were issued to the Purchaser.

In July 2023, pursuant to a settlement agreement between Boustead Securities LLC and the Company, the Company issued 900 ordinary shares to Boustead Securities LLC valued at $95.00 per share.

On October 11, 2023, the “Company entered into an inducement offer letter agreement (the “Inducement Letter”) with a certain holder (the “Holder”) of 29,363 existing Series A and B preferred investment options (the “Existing Warrants”) to purchase ordinary shares of the Company. The Existing Warrants were issued on March 10, 2023 and each has an exercise price of $200.51 per share. Pursuant to the Inducement Letter, the Holder agreed to exercise for cash its Existing Warrants to purchase an aggregate of 29,363 ordinary shares of the Company at a reduced exercise price of $73.35 per share in consideration for the Company’s agreement to issue new warrants to purchase ordinary shares (the “New Warrants”) to purchase up to 58,726 of the Company’s ordinary shares with an exercise price of $73.35 (the “New Warrant Shares”). The Company received aggregate net proceeds of approximately $1.9 million from the exercise of the Existing Warrants by the Holder, after deducting placement agent fees and other offering expenses payable by the Company. In addition, the Company issued warrants (“Placement Agent Warrants”) to the Placement Agent, or its designees, to purchase up to an aggregate of 2,056 ordinary shares, which Placement Agent Warrants shall be in the form of the New Warrants, except that the Placement Agent Warrants shall have an exercise price of $91.6875 per share. The Company treated this warrant inducement agreement as a warrant modification and has recognized the incremental fair value of $579,690 and fair value of the New Warrants of $3,564,786 which are recorded in the reserves within equity.

Year ended March 31, 2025

On June 7, 2024, the Company sold 15,641 shares at an average price of $49.8275 for gross proceeds of $779,336 less offering costs of $24,824 for a total net proceeds of $754,511 utilizing its At-the-Market Offering Agreement which was filed as a 6-K on January 22, 2024.

On August 19, 2024, 10,725 warrants with a strike price of $73.35 were exercised for gross proceeds of $786,736 and 10,725 ordinary shares were issued. There were no offering costs associated with the warrant exercise.

On August 21, 2024, the Company entered into a securities purchase agreement with certain institutional investors, pursuant to which the Company agreed to sell and issue to the investors in a registered direct offering an aggregate of 44,356 ordinary shares of the Company at a price of $112.50 per share for gross proceeds of $4,990,014. In addition, the placement agent receive warrants to purchase 3,105 ordinary shares at $140.75 with a life of 5 years. The offering costs associated with this offering were $616,339 for total net proceeds of $4,373,675.

Year ended March 31, 2026

On August 26, 2025, the Company sold 88,060 shares at an average price of $24.3225 for gross proceeds of $2,141,816 less offering costs of $71,110 for a total net proceeds of 2,070,706 utilizing its At-the-Market Offering Agreement which was filed as a 6-K on January 22, 2024 and amended on September 30, 2024.

On December 3, 2025 the Company sold 35,200 shares at an average price of $20.9375 for gross proceeds of $737,000 less offering costs of $25,000 for a total net proceeds of $712,000 utilizing its At-the-Market Offering Agreement which was filed as a 6-K on January 22, 2024 and amended on September 30, 2024.

On December 3, 2025, the Company entered into a securities purchase agreement with an accredited investor for a private placement offering, pursuant to which the Company received net proceeds of $4,413,758, after deducting placement agent fees and other offering expenses of $585,000, in consideration of (i) pre-funded warrants to purchase 500,000 ordinary shares, $0.0025 per share, of the Company and (ii) preferred investment options to purchase up to 500,000 Ordinary Shares at a purchase price of $9.9975 per Pre-Funded Warrant and associated Preferred Option. As of March 31, 2026, 282,280 pre-funded warrants have been exercised for $705.

As of March 31, 2026, the Company had 579,218 ordinary shares issued and outstanding.

Warrants

The following summarizes activity related to the Company's outstanding warrants for the years ended March 31, 2026, 2025 and 2024:

	Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
At March 31, 2023	39,813	$153.00	5.5
Granted	60,782	$74.00	—
Exercised	(38,737)	$55.25	—
Cancelled	—	$—	—
At March 31, 2024	61,858	$76.25	4.5
Granted	3,105	$140.75	—
Exercised	(10,726)	$73.25	—
Cancelled	—	$—	—
At March 31, 2025	54,237	$80.25	3.6
Granted	535,000	$10.25	4.7
Exercised	—	$—	—
Cancelled	—	$—	—
At March 31, 2026	589,237	$16.75	4.5
Warrants exercisable as of March 31, 2026	589,237	$16.75	4.5

The Company issued warrants on December 3, 2025 to purchase 500,000 shares of the Company with a fair value of the pre-funded warrants of $2,473,390 and preferred investment option of $1,940,368 to an investor. In addition, the Company issued warrants to the placement agent to purchase 35,000 shares of the Company with a fair value of $423,500. In addition, 48,000 with an exercise price of

$73.35 were modified to an exercise price of $10.00. The Company treated this as a modification and has recognized the incremental fair value of $237,367 which is recorded in the reserves within equity. The fair value of warrants issued during the years ended March 31, 2026 and 2025 was estimated using the Black-Scholes option valuation model with the following assumptions:

	As of March 31, 2026	As of March 31, 2025
Expected volatility	133.87%	198.71%
Expected term	2.5 years	3 years
Risk-free interest rate	3.50%	3.73%
Dividend yield	—	—
Forfeiture rate	0.00%	0.00%

Pre-Funded Warrants

The following summarizes activity related to the Company's outstanding warrants for the years ended March 31, 2026, 2025 and 2024:

Pre-Funded Warrants
At March 31, 2023	9,374
Granted	—
Exercised	(9,374)
Cancelled	—
At March 31, 2024	—
Granted	—
Exercised	—
Cancelled	—
At March 31, 2025	—
Granted	500,000
Exercised	(282,280)
Cancelled	—
At March 31, 2026	217,720
Warrants exercisable as of March 31, 2026	217,720

The Company issued pre-funded warrants on December 3, 2025 to purchase 500,000 shares of the Company to an investor. The pre-funded warrants have an exercise price of $0.0025 per pre-funded warrant and no termination date. During the year ended March 31, 2026, the investor exercised 282,280 pre-funded warrants.

Stock-based Compensation

The Company adopted the 2022 Equity Incentive Plan (the "2022 Plan") on March 15, 2022, the 2023 Equity Incentive Plan (the "2023 Plan") on February 21, 2023, the 2024 Equity Incentive Plan (the "2024 Plan") on December 19, 2024, and the 2026 Equity Incentive Plan (the "2026 Plan") on March 18, 2026, together, "the Plans". The Plans are intended to provide incentives which will attract and retain highly competent persons at all levels as employees of the Company, as well as independent contractors providing consulting or advisory services to the Company, by providing them opportunities to acquire the Company’s common stock or to receive monetary payments based on the value of such shares pursuant to awards issued. The 2022 Plan permits the grant of options and shares for up to 5,278 ordinary shares, the 2023 Plan permits the grant of options and shares for up to 10,000 ordinary shares, and the 2024 Plan permits the grant of options and shares up to 10,000 ordinary shares. As of March 31, 2026, approximately 1,287 shares are available for issuance under the 2022 Plan, 3,897 shares are available for issuance under the 2023 Plan, 2,605 shares are available for issuance under the 2024 Plan, and 80,000 shares are available for issuance under the 2026 Plan.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of its stock option awards. The calculation of the fair value of the awards using the Black-Scholes option-pricing model is affected by the Company’s stock price on the date of grant as well as assumptions regarding the following:

	As of March 31, 2026	As of March 31, 2025	As of March 31, 2024
Expected volatility	185.33%	183.05%	212.26% - 260.62%
Expected term	6 years	5 years	5 years
Risk-free interest rate	3.90%	4.68%	3.66% - 4.61%
Dividend yield	—	—	—
Forfeiture rate	0.00%	0.00%	0.00%

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

For the year ended March 31, 2026, the Company issued stock options to purchase 8,580 shares at an average price of $22.00 with a fair value of $21.50. For the year ended March 31, 2025, the Company issued stock options to purchase 8,521 shares at an average price of $17.00 with a fair value of $16.75. During the year ended March 31, 2026, there were 4,697 stock options forfeited and 3,087 stock options expired. At March 31, 2026, there were stock options outstanding of 17,490 and 6,430 stock options vested and exercisable. At March 31, 2025, there were 3,495 stock options vested and exercisable.

For the years ended March 31, 2026, 2025 and 2024, the Company recognized an expense of $130,409, $365,309, and $1,011,973, respectively, of non-cash compensation expense allocated between general and administrative and research and development expenses. Stock-based compensation expense is valued using the Black-Scholes option-pricing model method and accelerated vesting method as required in IFRS 2.

A summary of the status of the Company’s outstanding stock options as of March 31, 2026, 2025 and 2024 and changes during the periods ending on that date is as follows:

	Shares	Exercise Price	Grant Date Fair Value	Weighted Average Remaining Term (Years)
Options
At March 31, 2023	4,848	$508.25	$840.50	9.3
Granted	7,960	$143.25	$144.00	10.0
Exercised	—	$—	$—	—
Expired	(7)	$2,887.50	$2,852.50	—
Forfeiture	(3,114)	$164.75	$503.25	—
At March 31, 2024	9,687	$508.25	$840.50	8.8
Granted	8,521	$17.00	$16.75	10.0
Exercised	—	$—	$—	—
Expired	(337)	$153.50	$465.50	—
Forfeiture	(1,177)	$150.50	$440.00	—
At March 31, 2025	16,694	$178.75	$184.00	8.5
Granted	8,580	$22.00	$21.50	—
Exercised	—	$—	$—	—
Expired	(3,087)	$115.75	$317.50	—
Forfeiture	(4,697)	$33.75	$33.25	—
At March 31, 2026	17,490	$152.00	$121.25	8.0
Exercisable at March 31, 2025	6,430	$362.50	$279.25	7.2

Note 17 — Subsequent Events

The Company evaluated events occurring after March 31, 2026 through July 2, 2026, the date these consolidated financial statements were authorized for issuance, and determined that no events occurred that require recognition or disclosure in the consolidated financial statements, other than the following.

On April 8, 2026 the Company granted 28,720 stock options to certain employees and directors with an exercise price of $3.75 and a three year vesting period.

On April 8, 2026, an investor exercised 217,720 pre-funded warrants for $544 in proceeds and 217,720 ordinary shares were issued.

On April 20, 2026, the Company entered into a new lease for an additional room in BioCity, Glasgow. The lease runs from May 1, 2026 to April 30, 2031. The initial annual amount is GBP 7,850.04 and increases by 5% each year on May 1. A deposit of GBP 2,356 was also paid.